  As filed with the Securities and Exchange Commission on October 1, 1996

                                                      Registration No. 333-_____

           --------------------------------------------------------
           --------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549
                        ______________________________

                                   FORM S-4
                            REGISTRATION STATEMENT
                                    Under
                          The Securities Act of 1933

                           R&G FINANCIAL CORPORATION
             ----------------------------------------------------
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

       PUERTO RICO                    6712                    66-0532217
     ----------------                -------                --------------
  (State or other juris-        (Primary Standard          (I.R.S. Employer
 diction of incorporation    Industrial Classification    Identification No.)
     or organization)               Code No.)

                          280 Jesus T. Pinero Avenue
                     Hato Rey, San Juan, Puerto Rico 00918
                                (787) 758-2424
                                --------------
    (Address, including zip code and telephone number, including area code, of Registrant's principal executive offices)

                                Victor J. Galan
               Chairman of the Board and Chief Executive Officer
                           R&G Financial Corporation
                          280 Jesus T. Pinero Avenue
                     Hato Rey, San Juan, Puerto Rico 00918
                                (787) 758-2424
                                --------------
   (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                with a copy to:

                             Norman B. Antin, Esq.
                             Jeffrey D. Haas, Esq.
                     Elias, Matz, Tiernan & Herrick L.L.P.
                             734 15th Street, N.W.
                            Washington, D.C. 20005
                                (202) 347-0300

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: At the Effective Time as described in the accompanying Prospectus/Proxy Statement.

                   ------------------------------------------
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. //
                   ------------------------------------------

                        Calculation of Registration Fee


Title of Each Class of                                     Proposed Maximum      Proposed Maximum
   Securities to be        Amount to be Registered(1)     Offering Price Per    Aggregate Offering          Amount of
       Registered                                          Share or Unit(2)         Price(2)            Registration Fee(2)
------------------------------------------------------------------------------------------------------------------------------
  Common Stock,
  Class B, par value             300,962 shares                 $17.625              $5,304,455              $1,829
  $0.01 per share

------------------------------------------------------------------------------------------------------------------------------


(1) This Registration Statement covers the maximum number of Class B shares of common stock of the Registrant issuable to minority stockholders of the Registrant's subsidiary in connection with the Registrant's acquisition of the remaining outstanding stock of the subsidiary pursuant to a merger and acquisition agreement.

(2) Estimated solely for the purpose of calculation of the registration fee. Pursuant to Rules 457(f)(1) and 457(c) under the Securities Act of 1933, the registration fee is based on the average of the high and low prices of the Registrant's Class B Common Stock as reported on the Nasdaq Stock Market's National Market on September 23, 1996, and computed based on the maximum number of shares that may be exchanged for the securities being registered.

                   ------------------------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

           -------------------------------------------------------
           -------------------------------------------------------

                           R&G FINANCIAL CORPORATION



                              CROSS-REFERENCE SHEET



      ITEM OF FORM S-4                  LOCATION IN PROSPECTUS
      ----------------                  ----------------------

 1.  Forepart of Registration      Facing Page; Cross Reference Sheet; Outside
     Statement and Outside Front   Front Cover Page of Prospectus/Information
     Cover Page of Prospectus      Statement

 2.  Inside Front and Outside      Inside Front Cover Page of
     Back Cover Pages of           Prospectus/Information Statement; Table of
     Prospectus                    Contents; Available Information

 3.  Risk Factors, Ratio of        Summary; Market for Class B Shares and Bank
     Earnings to Fixed Charges     Common Stock and Dividends
     and Other Information

 4.  Terms of the Transaction      Summary; The Merger; Description of R&G
                                   Financial Capital Stock; Comparison of the
                                   Rights of Stockholders

 5.  Pro Forma Financial           Not Applicable
     Information

 6.  Material Contracts With       Not Applicable
     the Company Being Acquired


 7.  Additional Information        Not Applicable
     Required for Reoffering by
     Persons and Parties
     Deemed to be Underwriters

 8.  Interests of Named Experts    Not Applicable
     and Counsel

 9.  Disclosure of Commission      Not Applicable
     Position on Indemnification
     for Securities Act
     Liabilities

10.  Information with Respect to   Not Applicable
     S-3 Registrants

11.  Incorporation of Certain      Not Applicable
     Information by Reference

12.  Information with Respect to   Not Applicable
     S-2 or S-3 Registrants

13.  Incorporation of Certain      Not Applicable
     Information by Reference

14.  Information with Respect to   Selected Consolidated Financial and Other
     Registrants Other than        Data of R&G Financial; Market for Class B
     S-2 or S-3 Registrants        Shares and Dividends; R&G Financial;
                                   Management's Discussion and Analysis of
                                   Financial Condition and Results of Operation of R&G Financial; Business of R&G Financial;
                                   Index to R&G Financial Consolidated
                                   Financial Statements

15. Information with Respect to    Not Applicable
    S-3 Companies

16. Information with Respect to    Not Applicable
    S-2 or S-3 Companies

      ITEM OF FORM S-4                    LOCATION IN PROSPECTUS
      ----------------                    ----------------------

17. Information with Respect to      Summary; R&G Financial; Market for
    Companies other than S-2 or      Class B Shares and Bank Common Stock and
    S-3 Companies                    Dividends; Selected Financial and Other
                                     Data of R-G Premier Bank; Management's
                                     Discussion and Analysis of Financial
                                     Condition and Results of Operation of the Bank; Index to R-G Premier Financial
                                     Statements

18. Information if Proxies,          Not Applicable
    Consents or Authorizations
    are to be Solicited

19. Information if Proxies,          Front Cover Page of Prospectus/Information
    Consents or Authorizations are   Statement; Summary; The Special Meeting;
    not to be Solicited, or in an    The Merger; Beneficial Ownership of
    Exchange Offer                   Securities; Management

                         R-G PREMIER BANK OF PUERTO RICO
                                    R-G PLAZA
                           280 JESUS T. PINERO AVENUE
                      HATO REY, SAN JUAN, PUERTO RICO 00918


Dear Stockholder,

     You are cordially invited to attend a Special Meeting of Stockholders of R-G Premier Bank of Puerto Rico (the "Bank") at ___:___ __.m., on December ___, 1996, at R-G Plaza, Board of Directors' Conference Room, 280 Jesus T. Pinero Avenue, Hato Rey, San Juan, Puerto Rico 00918 (the "Special Meeting").

     At the Special Meeting, you will be asked to consider and vote upon an Amended and Restated Agreement and Plan of Merger dated September 27, 1996 (the "Agreement") between the Bank, R&G Financial Corporation ("R&G Financial"), a Puerto Rico corporation, which is the holding company for the Bank and R&G Mortgage Corp., and R-G Interim Premier Bank ("Interim"), an interim bank and wholly-owned subsidiary of R&G Financial which was formed solely to facilitate the transactions provided for in the Agreement. The Agreement provides for the acquisition by R&G Financial (i) from Mr. Victor
J. Galan, the Chairman of the Board and Chief Executive Officer of R&G Financial and the Bank, of his 100% ownership interest in the common stock of R&G Mortgage and his approximately 88.1% interest in the common stock of the Bank, in return for shares of Class A common stock of R&G Financial, which transaction has been completed; and (ii) the merger of Interim with and into the Bank, with the Bank as the surviving corporation (the "Merger"). Subject to the proper exercise of appraisal rights, if the Agreement is approved as anticipated, as described below, each of the remaining outstanding shares of the Bank not owned by R&G Financial shall be exchanged, by operation of law, into 1.21 shares of Class B common stock of R&G Financial, par value $0.01 per share (the "Class B Shares"). Stockholders will also be asked to consider such other business as may properly come before the Special Meeting. Except with respect to procedural matters incident to the conduct of the Special Meeting, management is not aware of any other matters which could come before the Special Meeting.

     As you are aware, pursuant to prior notice, a special meeting of the Bank stockholders was held on July 30, 1996. At such meeting, an Agreement and Plan of Merger between R&G Financial, the Bank and Interim was approved by over 93% of the votes eligible to be cast, with no stockholders electing to exercise dissenters' rights which are available under Puerto Rico law.
Due to an unanticipated position of the Securities and Exchange Commission ("SEC") which was communicated very late in its review of R&G Financial's Registration Statement with respect to its initial public offering, it became necessary to separate the transaction contemplated by such Agreement from R&G Financial's Registration Statement which was declared effective by the SEC on August 12, 1996 with respect to the public offering of its Class B Shares. The Bank has accordingly rescinded the results from the special meeting held on July 30, 1996 and has scheduled a new Special Meeting to be held on December ___, 1996.

     After careful consideration, your Board of Directors has determined the Merger to be fair to and in the best interests of the Bank and its stockholders and has approved the Agreement and the transactions contemplated thereby, including the Merger. Consummation of the Merger will permit R&G Financial to fully consolidate its ownership of the Bank and will give Bank stockholders an ownership interest in R&G Financial, for which a public trading market now exists.

     Enclosed are a Notice of Special Meeting of Stockholders and a Prospectus/Information Statement which describes the Merger, its effects, the background of the transaction and provides information on R&G Financial and the Bank. A copy of the Agreement is included as Annex I to the enclosed Prospectus/Information Statement.

     Stockholders of record at the close of business on November ___, 1996 are entitled to notice of and to vote at the Special Meeting.

     Under the Puerto Rico Banking Law, any stockholder of a bank involved in a merger may object to the consideration offered to him in exchange for his shares. If he so objects and attempts to seek an alternative consideration, the stockholder must strictly follow the procedures outlined in Section 15(d) of the Puerto Rico Banking Law, a copy of which is included as Annex III to the enclosed Prospectus/Information Statement. Failure to strictly adhere to the procedures set forth in Section 15(d) of the Puerto Rico Banking Law may result in the invalidation of any claim against the Bank.

     A vote of 75% of the aggregate number of issued and outstanding common and preferred stock of the Bank is required to approve the Agreement and the transactions contemplated thereby. STOCKHOLDERS ARE ADVISED THAT THE AGREEMENT IS EXPECTED TO BE APPROVED BECAUSE R&G FINANCIAL HAS INDICATED AN INTENTION TO VOTE FOR THE AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE MERGER. For this reason, the Board of Directors of the Bank is not soliciting proxies in connection with the Special Meeting. However, stockholders who attend the Special Meeting and desire to vote will be provided with ballots in order to vote on the matters under consideration at the Special Meeting.

                                   Very truly yours,


                                   /s/ Victor J. Galan
                                   ------------------------------------
                                   Victor J. Galan
                                   President and Chief Executive Officer

                         R-G PREMIER BANK OF PUERTO RICO
                                    R-G Plaza
                           280 Jesus T. Pinero Avenue
                      Hato Rey, San Juan, Puerto Rico 00918

                    NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                        TO BE HELD ON DECEMBER ___, 1996

     NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders of R-G Premier Bank of Puerto Rico (the "Bank"), will be held at R-G Plaza, Board of Directors' Conference Room, 280 Jesus T. Pinero Avenue, Hato Rey, San Juan, Puerto Rico, on December ___, 1996, at __:__ __.m. for the following purposes:

     (1) To consider and vote upon an Amended and Restated Agreement and Plan of Merger dated September 27, 1996 (the "Agreement") between the Bank, R&G Financial Corporation ("R&G Financial"), a Puerto Rico corporation, which is the holding company for the Bank and R&G Mortgage Corp., and R-G Interim Premier Bank ("Interim"), an interim bank and wholly-owned subsidiary of R&G Financial which was formed solely to facilitate the transactions provided for in the Agreement.

          The Agreement provides for the acquisition by R&G Financial
          (i) from Mr. Victor J. Galan, the Chairman of the Board and Chief Executive Officer of R&G Financial and the Bank, of his 100% ownership interest in the common stock of R&G Mortgage and his approximately 88.1% interest in the common stock of the Bank, in return for shares of Class A common stock of R&G Financial, which transaction has been completed; and (ii) the merger of Interim with and into the Bank, with the Bank as the surviving corporation (the "Merger"), and subject to the proper exercise of appraisal rights, described below, each of the remaining outstanding shares of the Bank not owned by R&G Financial shall be exchanged, by operation of law, into 1.21 shares of Class B common stock of R&G Financial, par value $0.01 per share (the "Class B Shares").

     (2) To transact such other business as may properly come before the Special Meeting. Except with respect to procedural matters incident to the conduct of the Special Meeting, management is not aware of any other matters which could come before the Special Meeting.

     Stockholders of record at the close of business on November ___, 1996 are entitled to notice of and to vote at the Special Meeting.

     Under the Puerto Rico Banking Law, any stockholder of a bank involved in a merger may object to the consideration offered to him in exchange for his shares. If he so objects and attempts to seek an alternative consideration, the stockholder must strictly follow the procedures outlined in Section 15(d) of the Puerto Rico Banking Law, a copy of which is included as Annex III to the enclosed

Prospectus/Information Statement. Failure to strictly adhere to the procedures set forth in Section 15(d) of the Puerto Rico Banking Law may result in the invalidation of any claim against the Bank.

     A vote of 75% of the aggregate number of issued and outstanding common and preferred stock of the Bank is required to approve the Agreement and the transactions contemplated thereby, including the Merger. STOCKHOLDERS ARE ADVISED THAT THE AGREEMENT IS EXPECTED TO BE APPROVED BECAUSE R&G FINANCIAL, WHICH OWNS APPROXIMATELY 88.1% OF THE BANK'S OUTSTANDING COMMON STOCK AND
100% OF THE BANK'S OUTSTANDING PREFERRED STOCK (BOTH OF WHICH REPRESENT, IN THE AGGREGATE, 90.0% OF THE BANK'S OUTSTANDING STOCK), HAS INDICATED AN INTENTION TO VOTE FOR THE AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY.

                              BY ORDER OF THE BOARD OF DIRECTORS


                              /s/ Victor J. Galan
                              ----------------------------------
                              Victor J. Galan
                              Chairman of the Board


San Juan, Puerto Rico
November ___, 1996


             YOU ARE CORDIALLY INVITED TO ATTEND THE SPECIAL MEETING

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT IS DECLARED EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

          PROSPECTUS                  INFORMATION STATEMENT
          ----------                  ---------------------

    R&G FINANCIAL CORPORATION      R-G PREMIER BANK OF PUERTO RICO
        ______________                    ______________

     CLASS B COMMON STOCK          SPECIAL MEETING OF STOCKHOLDERS
                                   TO BE HELD ON DECEMBER ___, 1996

        This Prospectus/Information Statement is being furnished in connection with a special meeting of stockholders of R-G Premier Bank of Puerto Rico (the "Bank") to be held on December ___, 1996 (the "Special Meeting"). At the Special Meeting, stockholders of the Bank will be asked to consider and vote upon an Amended and Restated Agreement and Plan of Merger dated September 27, 1996 (the "Agreement") between the Bank, R&G Financial Corporation ("R&G Financial"), a Puerto Rico corporation, which is the holding company for the Bank and R&G Mortgage Corp., a Puerto Rico mortgage banking company (R&G Mortgage"), and R-G Interim Premier Bank ("Interim"), an interim bank and wholly-owned subsidiary of R&G Financial which was formed solely to facilitate the transactions provided for in the Agreement. The Agreement provides for the acquisition by R&G Financial (i) from Mr. Victor
J. Galan, the Chairman of the Board and Chief Executive Officer of R&G Financial and the Bank, of his 100% ownership interest in the common stock of R&G Mortgage and his approximately 88.1% interest in the common stock of the Bank, in return for shares of Class A common stock of R&G Financial, which transaction has been completed; and (ii) the merger of Interim with and into the Bank, with the Bank as the surviving corporation (the "Merger"). Subject to the proper exercise of appraisal rights, if the Agreement is approved as anticipated, as described below, each of the remaining outstanding shares of the Bank not owned by R&G Financial shall be exchanged, by operation of law, into 1.21 shares of Class B common stock of R&G Financial, par value $0.01 per share (the "Class B Shares"). The exchange ratio was determined based on an independent valuation of the Bank dated as of September 27, 1996. As of September 26, 1996, the day prior to the valuation of the Bank, the closing price of the Class B Shares on the Nasdaq Stock Market's National Market ("NASDAQ") was $17.75. No assurance can be given as to the market price of the Class B Shares as of the effective date of the Merger, which may be higher or lower than such price as of September 26, 1996. The transactions subject to the Agreement are hereinafter referred to as the "Bank Stockholder Exchange Transaction." Stockholders will also be asked to consider such other business as may properly come before the Special Meeting. Except with respect to procedural matters incident to the conduct of the Special Meeting, management is not aware of any other matters which could come before the Special Meeting.

        The Agreement is expected to be approved because R&G Financial, which owns approximately 88.1% of the Bank's outstanding common stock and 100% of the Bank's preferred stock (both of which represent, in the aggregate, 90% of the Bank's outstanding stock), has indicated an intention to vote FOR the Agreement and the Merger contemplated thereby. A vote of 75% of the aggregate number of issued and outstanding common and preferred stock of the Bank is required to approve the Agreement and the Merger. As a consequence, the Bank is not soliciting proxies in connection with the Special Meeting. THE BANK IS NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND THE BANK A PROXY.

        This Prospectus/Information Statement also constitutes a prospectus of R&G Financial relating to the Class B Shares which are issuable to holders of Bank common stock (other than R&G Financial) upon consummation of the Merger.

             _______________________________________________________

      THE SECURITIES OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED
       BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
         COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR
           ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
             ADEQUACY OF THIS PROSPECTUS/INFORMATION STATEMENT.  ANY
               REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
             _______________________________________________________


     The date of this Prospectus/Information Statement is _____________ __, 1996

                             AVAILABLE INFORMATION

        R&G Financial is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Reports, proxy statements and other information filed by R&G Financial can be inspected and copied at Room 1024 of the SEC's office at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's Regional Offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048, and copies of such material can be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The SEC maintains a World Wide Web site on the Internet that contains reports, proxy and information statements and other information regarding registrants such as R&G Financial that file electronically with the SEC. The address of such site is: http://www.sec.gov. The R&G Financial Class B Shares are quoted on the NASDAQ. Consequently, reports, proxy statements and other information relating to R&G Financial also may be inspected at the office of the National Association of Securities Dealers, Inc. ("NASD") at 1735 K Street, N.W., Washington, D.C. 20006.

        This Prospectus/Information Statement does not contain all of the information set forth in the Registration Statement on Form S-4, of which this Prospectus/Information Statement is a part, and exhibits thereto (together with the amendments thereto, the "Registration Statement"), which has been filed by R&G Financial with the SEC under the Securities Act of 1933, as amended, and the rules and regulations thereunder (the "Securities Act"), certain portions of which have been omitted pursuant to the rules and regulations of the SEC and to which reference is hereby made for further information.

        NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS/INFORMATION STATEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY R&G FINANCIAL OR THE BANK. NEITHER THE DELIVERY OF THIS PROSPECTUS/INFORMATION STATEMENT NOR ANY DISTRIBUTION OF THE SECURITIES TO WHICH THIS PROSPECTUS/INFORMATION STATEMENT RELATES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF R&G FINANCIAL OR THE BANK SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS/INFORMATION STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR SOLICITATION TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT LAWFUL.

                                TABLE OF CONTENTS



                                                                     PAGE

Available Information. . . . . . . . . . . . . . . . . . . . . . . .    i
Summary. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    1
Market for Class B Shares and Bank Common Stock and Dividends. . . .    6
R&G Financial. . . . . . . . . . . . . . . . . . . . . . . . . . . .    7
Selected Consolidated and Other Financial Data of R&G Financial . . 11 Management's Discussion and Analysis of Financial Condition and
     Results of Operation of R&G Financial . . . . . . . . . . . . .   14
Business of R&G Financial. . . . . . . . . . . . . . . . . . . . . .   44
Selected Financial and Other Data of R-G Premier Bank. . . . . . . .   92
Management   . . . . . . . . . . . . . . . . . . . . . . . . . . . .   97
Regulation   . . . . . . . . . . . . . . . . . . . . . . . . . . . .  108
Beneficial Ownership of Securities . . . . . . . . . . . . . . . . .  118
General Information. . . . . . . . . . . . . . . . . . . . . . . . .  120
The Special Meeting. . . . . . . . . . . . . . . . . . . . . . . . .  120
     Time and Place. . . . . . . . . . . . . . . . . . . . . . . . .  120
     Matters to be Considered. . . . . . . . . . . . . . . . . . . .  120
     Shares Outstanding and Entitled to Vote; Record Date. . . . . .  120
     Vote Required . . . . . . . . . . . . . . . . . . . . . . . . .  121
     Voting; No Solicitation of Proxies. . . . . . . . . . . . . . .  121
The Merger . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  121
     General . . . . . . . . . . . . . . . . . . . . . . . . . . . .  121
     Reasons for the Transaction; Background; Recommendation of
       the Board of Directors  . . . . . . . . . . . . . . . . . . .  122
     Valuation Report of Independent Investment Banker . . . . . . .  123
     Exchange of Bank Common Stock Certificates. . . . . . . . . . .  124
     Conditions to the Merger. . . . . . . . . . . . . . . . . . . .  125
     Effective Date of the Merger; Termination and Amendment . . . .  125
     Interests of Certain Persons in the Merger. . . . . . . . . . .  125
     Resale of Class B Shares. . . . . . . . . . . . . . . . . . . .  125
     Certain Tax Consequences. . . . . . . . . . . . . . . . . . . .  126
     Accounting Treatment of the Merger. . . . . . . . . . . . . . .  127
     Appraisal Rights. . . . . . . . . . . . . . . . . . . . . . . .  128
Description of R&G Financial Capital Stock . . . . . . . . . . . . .  128
Comparison of the Rights of Stockholders . . . . . . . . . . . . . .  131
Legal Opinion. . . . . . . . . . . . . . . . . . . . . . . . . . . .  138
Experts. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  138
Index to R&G Financial Consolidated Financial Statements . . . . . .  F-1
Index to R-G Premier Bank Financial Statements . . . . . . . . . . . F-53

ANNEXES:



     Annex I  -   Amended and Restated Agreement and Plan of Merger, dated as of September 27, 1996, by and between R&G Financial, the Bank and Interim



     Annex II -   Opinion of Friedman, Billings, Ramsey & Co., Inc. dated as of September 27, 1996



     Annex III -  Section 15(d) of the Puerto Rico Banking Law

                                     SUMMARY


     THE FOLLOWING SUMMARY OF CERTAIN INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS/INFORMATION STATEMENT AND IN THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE IS NOT INTENDED TO BE A COMPLETE STATEMENT OF THE MATTERS DESCRIBED HEREIN OR THEREIN. REFERENCE IS MADE TO, AND THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, THE MORE DETAILED INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS/INFORMATION STATEMENT AND IN THE ANNEXES ATTACHED HERETO, INCLUDING THE AGREEMENT, A COPY OF WHICH IS ATTACHED HERETO AS ANNEX I, AND THE INFORMATION INCORPORATED HEREIN BY REFERENCE. STOCKHOLDERS ARE URGED TO CAREFULLY READ ALL SUCH INFORMATION.

THE SPECIAL MEETING

     The Special Meeting will be held at __:__ __.m., on December ___, 1996, at R-G Plaza, Board of Directors' Conference Room, 280 Jesus T. Pinero Avenue, Hato Rey, San Juan, Puerto Rico, on November ___, 1996. Only the holders of record of outstanding shares of the Bank Common Stock at the close of business on November ___, 1996 (the "Record Date") are entitled to notice of and to vote at the Special Meeting and any adjournment or adjournments thereof. On the Record Date, 2,089,653 shares of the Bank common stock were outstanding and entitled to be voted at the Special Meeting.

     At the Special Meeting, shareholders of the Bank will (i) consider and vote upon a proposal to approve the Agreement, and (ii) consider and act upon such other matters as may properly come before the Special Meeting. A vote of 75% of the aggregate number of issued and outstanding common and preferred stock of the Bank is required to approve the Agreement and the transactions contemplated thereby. STOCKHOLDERS ARE ADVISED THAT THE AGREEMENT IS EXPECTED TO BE APPROVED BECAUSE R&G FINANCIAL, WHICH OWNS APPROXIMATELY 88.1% OF THE BANK'S OUTSTANDING COMMON STOCK AND 100% OF THE BANK'S OUTSTANDING PREFERRED STOCK (BOTH OF WHICH REPRESENT, IN THE AGGREGATE, 90.0% OF THE BANK'S OUTSTANDING STOCK), HAS INDICATED AN INTENTION TO VOTE FOR THE AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE MERGER. For this reason, the Board of Directors of the Bank is not soliciting proxies in connection with the Special Meeting. However, stockholders who attend the Special Meeting and desire to vote will be provided with ballots in order to vote on the matters under consideration at the Special Meeting.

PARTIES TO THE AGREEMENT

     R&G FINANCIAL. R&G Financial, which had $965.6 million in assets at June 30, 1996, is the holding company for R&G Mortgage and the Bank. R&G Financial competes for business in Puerto Rico by providing a wide range of financial services to residents of all of Puerto Rico's major cities through branch offices and mortgage banking facilities at 17 locations. The operations of both R&G Mortgage and the Bank have expanded substantially during the 1990's, due in large part to R&G Mortgage's emergence as the second largest originator of loans secured by single-family residential properties in Puerto Rico. During the two year period ended June 30, 1996, R&G Mortgage originated 20% of all single-family residential loans originated in Puerto Rico, which has resulted in significant growth in its servicing portfolio as well as facilitated rapid expansion of the Bank's franchise and operations. R&G Mortgage's servicing portfolio has increased by 56.3% since December 31, 1991 and, at June 30, 1996, R&G Mortgage serviced approximately 50,069 accounts with an aggregate loan balance of $2.5 billion. The Bank's asset size, which amounted to $742.1 million at June 30, 1996, has increased by $685.7 million since R&G
Mortgage became affiliated with the Bank in February 1990, while the branch office network has increased from two to 14 offices. Management estimates that at June 30, 1996, 22% of R&G Mortgage's customers have established a banking relationship with the Bank. R&G Financial on a consolidated basis had net income of $6.1 million and $10.4 million for the six months ended June 30, 1996 and the year ended December 31, 1995, respectively. On August 27, 1996, R&G Financial closed its initial public offering in which it sold 2,415,000 Class B Shares at an initial public offering price per share of $14.50. R&G Financial's principal executive offices are located at 280 Jesus T. Pinero Avenue, Hato Rey, San Juan, Puerto Rico 00918 and its telephone number is (787) 758-2424.

     For additional information concerning R&G Financial, its business, financial condition and results of operations, see "Selected Consolidated Financial Data of R&G Financial," "Management's Discussion and Analysis of Financial Condition and Results of Operation of R&G Financial" and "Business of R&G Financial."

     THE BANK. The Bank's principal business consists of attracting deposits from the general public and tax-advantaged funds from eligible Puerto Rico corporations and using such deposits, together with funds obtained from other sources, to originate (through R&G Mortgage) and purchase loans secured primarily by residential real estate in Puerto Rico, and to purchase mortgage-backed and other securities. To a lesser extent but with increasing emphasis over the past few years, the Bank also originates a variety of consumer loans, commercial business loans and loans secured by commercial real estate. The Bank offers trust services through its trust department. Total loan originations by the Bank during the six months ended June 30, 1996 and the years ended December 31, 1995, 1994 and 1993 amounted to $182.6 million, $124.6 million, $57.9 million and $40.7 million, respectively. The Bank's deposits are insured by the Federal Deposit Insurance Corporation ("FDIC") and it is regulated and examined by the FDIC as well as by the Office of the Commissioner of Financial Institutions of Puerto Rico ("OCFI"). For the six months ended June 30, 1996 and the year ended December 31, 1995, the Bank on an unconsolidated basis (which does not reflect certain items of revenue and expense which are eliminated upon consolidation) had net income of $3.7 million and $6.2 million, respectively. The Bank's principal executive office is located at 280 Jesus T. Pinero Avenue, Hato Rey, San Juan, Puerto Rico 00918 and its telephone number is (787) 758-2424.

     For additional information concerning the Bank, its business, financial condition and results of operations, see "Selected Financial and Other Data of the Bank," "Management's Discussion and Analysis of Financial Condition and Results of Operation of R&G Financial" and "Business of R&G Financial."

     INTERIM. Interim is a Puerto Rico-chartered commercial bank and a wholly-owned subsidiary of R&G Financial created solely for the purpose of consummating the transactions contemplated by the Agreement. The only activity to be conducted by Interim will be to merge with and into the Bank. Except for the activities related to the Agreement, Interim will not engage in any operations. Upon consummation of the Merger, the separate corporate existence of Interim shall cease. Interim's executive office is located at 280 Jesus T. Pinero Avenue, Hato Rey, San Juan, Puerto Rico 00918 and its telephone number is (787) 758-2424.

THE MERGER

     In accordance with the terms of and subject to the conditions set forth in the Agreement, Interim will be merged with and into the Bank, with the Bank as the surviving corporation of the Merger. The Agreement provides that at the effective date of the Merger, each outstanding share of Bank common stock (other than (i) shares held by any objecting stockholders who seek appraisal rights under the Puerto Rico Banking Law and (ii) any shares held by R&G Financial) will be converted into the right to receive 1.21 Class B Shares of R&G Financial. The exchange ratio was determined based on an independent valuation of the Bank as of September 27, 1996. No fractional Class B Shares will be issued in the Merger. In lieu thereof, each holder of shares of Bank common stock entitled to a fraction of a Class B Share shall be entitled to receive an amount of cash determined by multiplying such holder's fractional interest by the closing bid price of the Class B Shares on the Nasdaq Stock Market as of the close of business on the day prior to the Effective Date. As of September 26, 1996, the day prior to the valuation of the Bank, the closing price of the Class B Shares on the NASDAQ was $17.75. No assurance can be given as to the market price of the Class B Shares as of the effective date of the Merger, which may be higher or lower than such price as of September 26, 1996. See "The Merger."

RECOMMENDATIONS OF THE BOARD OF DIRECTORS OF THE BANK

     The Board of Directors of the Bank (the "Bank Board") has determined the Merger to be fair to and in the best interests of the Bank and its stockholders and has approved the Agreement and the transactions contemplated thereby, including the Merger. Consummation of the Merger will permit R&G Financial to fully consolidate its ownership of the Bank and will give Bank stockholders an ownership interest in R&G Financial, for which a public trading market now exists. See "The Merger - Reasons for the Transaction; Background; Recommendation of the Board of Directors."

VALUATION REPORT OF INDEPENDENT INVESTMENT BANKER

     Friedman, Billings, Ramsey & Co., Inc. ("FBR") has delivered to the Bank Board its written valuation report dated September 27, 1996, to the effect that, as of the date of such valuation report, each outstanding share of Bank common stock would be exchanged for 1.21 Class B Shares in the Merger. For information on the assumptions made, matters considered and limits of the valuation report by FBR, see "The Merger - Valuation Report of Independent

Investment Banker." FBR's valuation report is attached as Annex II to this Prospectus/Information Statement.

CONDITIONS TO THE MERGER

     The Agreement provides that consummation of the Merger is subject to the satisfaction of certain conditions at or before the Effective Date. The Agreement provides that the Merger shall not become effective until: (i) the Merger has received the approval of the FDIC and the OCFI and all applicable waiting periods have expired; (ii) R&G Financial, the Bank and Interim shall have obtained all other consents, permissions and approvals and taken all actions required by law or agreement or deemed necessary by such parties prior to the consummation of the Agreement; (iii) the SEC and any applicable state securities commission shall have declared effective this Registration Statement;
(iv) the parties shall have received a satisfactory opinion of counsel or tax ruling with respect to the Puerto Rico income tax consequences of the Merger; and (v) the Agreement shall have been approved by the requisite vote of the Bank's stockholders and by R&G Financial, as the sole stockholder of Interim.

EFFECTIVE DATE OF THE MERGER

     The Merger shall become effective upon the filing of the Agreement with the Secretary of State of the Commonwealth of Puerto Rico (the "Effective Date"). The Agreement will be filed only after the holding of the Special Meeting and approval of the Agreement by the requisite vote of the stockholders of the Bank and the satisfaction or waiver of all other conditions to the Merger set forth in the Agreement.

CERTAIN TAX CONSEQUENCES

     It is intended that the Merger will be treated as a tax-free exchange, and that the July 19, 1996 transfer by Victor J. Galan of his shares of common stock in the Bank and in R&G Mortgage for the shares of Class A common stock of R&G Financial will be deemed to be a tax-free exchange for Puerto Rico income tax purposes. However, it is not clear whether the exchange by stockholders of the Bank, other than Victor J. Galan, of the remaining common stock for the Bank for Class B Shares of R&G Financial will constitute a tax-free exchange for Puerto Rico income tax purposes. The Bank and R&G Mortgage have filed a request for a ruling determination with the Secretary of Treasury of Puerto Rico on July 1, 1996 with respect to this and certain other matters. See "Certain Tax Consequences." The Company expects to complete the Merger irrespective of the tax determination of the Secretary of the Treasury of the tax consequences to Bank stockholders other than Victor J. Galan.

     BECAUSE CERTAIN TAX CONSEQUENCES OF THE MERGER MAY VARY DEPENDING UPON THE PARTICULAR CIRCUMSTANCES OF EACH BANK STOCKHOLDER, EACH SUCH STOCKHOLDER IS URGED TO CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE APPLICABLE CONSEQUENCES OF THE MERGER IN HIS OR HER PARTICULAR CIRCUMSTANCES.

ACCOUNTING TREATMENT OF THE MERGER

     R&G Financial intends to account for the Merger under the purchase method for accounting and financial reporting purposes. See "The Merger - Accounting Treatment of the Merger."

INTEREST OF CERTAIN PERSONS IN THE MERGER

     No director or executive officer of the Bank has any direct or indirect material interest in the Merger, except insofar as ownership of Bank common stock might be deemed such an interest. See "The Merger - Interest of Certain Persons in the Merger."

DESCRIPTION OF R&G FINANCIAL CAPITAL STOCK

     Subject to the rights of the holders of any class of preferred stock of R&G Financial if and when outstanding, the holders of R&G Financial common stock (the "R&G Financial Common Stock") possess exclusive voting rights in R&G Financial, are entitled to such dividends as may be declared from time to time by the Board of Directors of R&G Financial and would be entitled to receive all assets of R&G Financial available for distribution in the event of any liquidation, dissolution or winding up of R&G Financial. Holders of R&G Financial Common Stock do not have any preemptive rights with respect to any shares which may be issued by R&G Financial in the future. R&G Financial has two classes of Common Stock outstanding. The Class A shares of Common Stock, par value $0.01 per share ("Class A Shares"), all of which are held by Victor J. Galan, the Company's Chairman of the Board and Chief Executive Officer, are entitled to two votes per share on all matters submitted to common stockholders for consideration, while the Class B Shares are entitled to one vote per share on all of such matters. Upon receipt by R&G Financial of certificates evidencing the shares of Bank common stock surrendered in exchange for Class B Shares of R&G Financial pursuant to the Merger, each Class B Share offered hereby will be fully paid and nonassessable. See "Description of R&G Financial Capital Stock."

DIFFERENCES IN STOCKHOLDERS' RIGHTS

     Upon consummation of the Merger, stockholders of the Bank will become stockholders of R&G Financial and their rights as stockholders of R&G Financial will be governed by R&G Financial's Certificate of Incorporation, as amended, and Bylaws and the Puerto Rico General Corporation Law of 1995. See "Comparison of the Rights of Stockholders" for a discussion of the similarities and differences in these rights.

RESALE OF CLASS B SHARES

     The Class B Shares to be issued in connection with the Merger will be freely tradeable by the holders of such shares, except for those shares held by persons who may be deemed to be "affiliates" of R&G Financial under applicable federal securities laws. See "The Merger - Resale of Class B Shares."

APPRAISAL RIGHTS

     If the Merger is consummated as anticipated, under Puerto Rico law, holders of Bank common stock who vote against the Agreement have the right to petition the Puerto Rico Superior Court to have the Bank common stock appraised and to receive payment equal to the value of their shares of Bank common stock as so determined. The procedures which must be followed in connection with the exercise of appraisal rights are described herein under "The Merger - Appraisal Rights." and in Section 15(d) of the Puerto Rico Banking Law, a copy of which is attached as Annex III to this Prospectus/Information Statement. Failure to take any required step in connection with the exercise of such rights may result in termination or waiver thereof.

          MARKET FOR CLASS B SHARES AND BANK COMMON STOCK AND DIVIDENDS

     The Class B Shares of R&G Financial are traded on Nasdaq Stock Market under the symbol "RGFC." Application will be made to list the Class B Shares to be issued in connection with the Merger on the Nasdaq Stock Market. As of the Record Date, there were 2,435,000 Class B Shares outstanding, which were held by approximately _________ stockholders of record. Such numbers of stockholders do not reflect the number of individuals or institutional investors holding stock in nominee name through banks, brokerage firms and others. As of the Record Date, there were 2,089,653 shares of Bank common stock outstanding which were held by _______ shareholders of record. No established public trading market exists for the Bank common stock.

     The Class B Shares began trading on the Nasdaq National Market on August 22, 1996 in connection with the initial public offering of R&G Financial. Through ___________, 1996, the high and low market prices per share of the Class B Shares as reported on Nasdaq were $_____ and $_____, respectively. R&G Financial informed Bank stockholders of its intention to enter into the Bank Stockholder Exchange Transaction prior to its becoming a publicly traded company.

     R&G Financial did not declare any dividends on the Class B Shares during this period. (On September 30, 1996, R&G Financial declared a cash dividend of $.0625 per share on the R&G Financial Common Stock, payable on November 15, 1996 to stockholders of record as of October 15, 1996.)

     The Bank does not have access to information on the prices at which the Bank common stock has been bought and sold during the last few years. Trading in Bank common stock has been very limited and sporadic in privately negotiated transactions between willing buyers and sellers.

                                  R&G FINANCIAL

     GENERAL. R&G Financial, which had $965.6 million in assets at June 30, 1996, is the newly established holding company for R&G Mortgage and the Bank. R&G Financial competes for business in Puerto Rico by providing a wide range of financial services to residents of all of Puerto Rico's major cities through branch offices and mortgage banking facilities at 17 locations. Puerto Rico, the fourth largest of the Caribbean Islands, is a commonwealth of the United States and is approximately 100 miles long and 35 miles wide. The population of Puerto Rico as of June 30, 1995 was estimated at approximately 3.7 million. The operations of both R&G Mortgage and the Bank have expanded substantially during the 1990's, due in large part to R&G Mortgage's emergence as the second largest originator of loans secured by single-family residential properties in Puerto Rico. During the two year period ended June 30, 1996, R&G Mortgage originated 20% of all single-family residential loans originated in Puerto Rico, which has resulted in significant growth in its servicing portfolio as well as facilitated rapid expansion of the Bank's franchise and operations. R&G Mortgage's servicing portfolio has increased by 56.3% since December 31, 1991 and, at June 30, 1996, R&G Mortgage serviced approximately 50,069 accounts with an aggregate loan balance of $2.5 billion. The Bank's asset size, which amounted to $742.1 million at June 30, 1996, has increased by $685.7 million since R&G
Mortgage became affiliated with the Bank in February 1990, while the branch office network had increased from two to 14 offices. R&G Financial on a consolidated basis had net income of $6.1 million and $10.4 million for the six months ended June 30, 1996 and the year ended December 31, 1995, respectively.

     Mr. Victor J. Galan, the Chairman of the Board, Chief Executive Officer and controlling shareholder of R&G Financial, originally organized R&G Mortgage in 1972. In February 1990, R&G Mortgage acquired a 74.7% interest in a two branch federal savings and loan association with total assets of $52.9 million, which was re-named R&G Federal Savings Bank. Recognizing the complementary operational aspects and cross selling opportunities that are inherent in operating both a mortgage bank and banking institution, during 1990 Mr. Galan successfully integrated both the Bank's and R&G Mortgage's operations, which structure has since been emulated in Puerto Rico. Embarking on a retail branch expansion strategy, the Bank in 1993 acquired a two branch savings and loan association with total assets of $78.6 million and, in June 1995, acquired from a commercial bank $77.2 million in deposits and, after consolidation, six branch offices. In November 1994, the Bank converted to a Puerto Rico-chartered commercial bank and took its present name. In connection with the reorganization of R&G Mortgage and the Bank into the bank holding company form of organization, R&G Financial in July 1996 acquired the approximately 88.1% ownership interest of the Bank held by Mr. Galan. (The remaining common stock of the Bank, which amounts to approximately 11.9% of the outstanding common stock is being exchanged for Class B Shares in the Bank Stockholder Exchange Transaction.)

     BUSINESS STRATEGY. R&G Financial has generally sought to achieve long-term financial strength and profitability by increasing the amount and stability of its net interest income and non-interest income. R&G Financial has sought to implement this strategy by (i) establishing and emphasizing the growth of its mortgage banking activities, including growing its loan servicing operation; (ii) expanding its retail banking franchise in order to achieve increased market presence and to increase core deposits;
(iii) enhancing R&G Financial's net interest income by increasing R&G Financial's loans held for investment, particularly single-family residential loans; (iv) developing new business relationships through an increased emphasis on commercial real estate and commercial business lending; (v) diversifying
R&G Financial's retail products and services, including an increase in consumer loan originations (such as credit cards); (vi) meeting the banking needs of its customers through, among other things, the offering of trust and investment services; and (vii) controlled growth and the pursuit of a variety of acquisition opportunities when appropriate. R&G Financial attempts to control its overall operating expenses, notwithstanding R&G Financial's recent growth and expansion activities.

     R&G Financial's principal executive offices are located at 280 Jesus T. Pinero Avenue, Hato Rey, Puerto Rico, and its telephone number is (787) 758-2424.

     R&G MORTGAGE. R&G Mortgage is engaged primarily in the business of originating first mortgage loans secured by single-family residential properties which are either insured by the FHA or guaranteed by the VA and originating second mortgage loans which are neither insured nor guaranteed. R&G Mortgage also originates conforming conventional single-family residential loans which are neither insured by the FHA nor guaranteed by the VA. Pursuant to agreements entered into between R&G Mortgage and the Bank, non-conforming conventional single-family residential loans and consumer loans, most of which are secured by real estate, are also originated by R&G Mortgage for portfolio retention by the Bank. The Bank retains the non-conforming conventional single-family residential loans because these loans generally do not satisfy resale guidelines of purchasers in the secondary mortgage market, primarily because of size or other underwriting technicalities at the time of origination. Jumbo loans may be packaged into CMOs and sold while loans with underwriting technicalities may be cured through payment experience and subsequently sold. During the six months ended June 30, 1996 and the years ended December 31, 1995, 1994 and 1993, R&G Mortgage originated a total of $226.4 million, $322.7 million, $488.1 million and $834.7 million of loans, respectively. These aggregate originations include loans originated by R&G Mortgage directly for the Bank of $116.1 million, $156.3 million, $142.6 million and $180.8 million during such respective periods, or 51.3%, 48.4%, 29.2% and 21.7%, respectively, of total originations.

     R&G Mortgage pools FHA/VA loans into mortgage-backed securities which are guaranteed by the GNMA, which securities are sold to securities broker dealers and other investors. Conventional loans may either be sold directly to agencies such as the FNMA and the FHLMC or to private investors, or may be pooled into FNMA- or FHLMC-backed mortgage-backed securities which are generally sold to investors. During the six months ended June 30, 1996 and the years ended December 31, 1995, 1994 and 1993, R&G Mortgage sold $91.8 million, $232.4 million, $368.1 million and $604.1 million of loans, respectively, which includes loans securitized and sold but does not include loans originated for the Bank. R&G Mortgage generally retains the servicing function with respect to the loans which have been securitized and sold. R&G Mortgage is subject to regulation and examination by the FHA, FNMA, FHLMC, GNMA, VA,

HUD and the OCFI. For the six months ended June 30, 1996 and the year ended December 31, 1995, R&G Mortgage on an unconsolidated basis (which does not reflect certain items of revenue and expense which are eliminated upon consolidation) had net income of $2.8 million and $6.7 million, respectively.

     THE BANK. The Bank's principal business consists of attracting deposits from the general public and tax-advantaged funds from eligible Puerto Rico corporations and using such deposits, together with funds obtained from other sources, to originate (through R&G Mortgage) and purchase loans secured primarily by residential real estate in Puerto Rico, and to purchase mortgage-backed and other securities. To a lesser extent but with increasing emphasis over the past few years, the Bank also originates a variety of consumer loans, commercial business loans and loans secured by commercial real estate. The Bank offers trust services through its Trust Department. Total loan originations by the Bank during the six months ended June 30, 1996 and the years ended December 31, 1995, 1994 and 1993 amounted to $182.6 million, $124.6 million, $57.9 million and $40.7 million, respectively. The Bank's deposits are insured by the FDIC and it is regulated and examined by the FDIC as well as by the OCFI. For the six months ended June 30, 1996 and the year ended December 31, 1995, the Bank on an unconsolidated basis (which does not reflect certain items of revenue and expense which are eliminated upon consolidation) had net income of $3.7 million and $6.2 million, respectively.

     AFFILIATED TRANSACTIONS. As an integral part of R&G Mortgage's acquisition of a controlling interest in the Bank in February 1990, R&G Mortgage and the Bank entered into various agreements which address how the parties would conduct themselves in specifically delineated affiliated transactions (the "Affiliated Transaction Agreements"). Under federal law and regulations, certain transactions between a federally insured financial institution and an affiliate, such as the Bank and R&G Mortgage, are regulated. Generally, these provisions regulate extensions of credit to directors, officers and principal shareholders of the Bank, and establish standards for the terms of, limit the amount of, and establish collateral requirements with respect to, various transactions between federally insured financial institutions and its affiliates. See generally "Regulation - R&G Financial - Limitations on Transactions with Affiliates."

     The Affiliated Transaction Agreements include a Master Purchase, Servicing and Collections Agreement (the "Master Purchase Agreement"), a Master Custodian Agreement, a Master Production Agreement, a Securitization Agreement and a Data Processing Computer Service Agreement (the "Data Processing Agreement"). In accordance with applicable regulations, the terms of these agreements were negotiated at arm's length on the basis that they are substantially the same, or at least as favorable to the Bank, as those prevailing for comparable transactions with, or involving, other nonaffiliated companies.

     Pursuant to the Master Production Agreement, the Bank, on a monthly basis, determines its loan production targets and goals (the "Loan Production Goals") and R&G Mortgage assists the Bank to reach its Loan Production Goals by, among other things: (i) advertising, promoting and marketing to the general public;
(ii) interviewing prospective borrowers and initial processing of loan applications, consistent with the Bank's underwriting guidelines and Loan Production

Goals previously established; and (iii) providing personnel and facilities with respect to the execution of any loan agreement approved by the Bank. In exchange for these services, the Bank remits to R&G Mortgage a percentage of the processing or originating fees charged to the borrowers under loan agreements, as set forth in the agreements. See "Business of R&G Financial -- Lending Activities of the Bank -- Originations, Purchases and Sales of Loans."

     The Master Purchase Agreement provides for the sale by the Bank to R&G Mortgage of the servicing rights to all first and second mortgage loans secured by residential properties which become part of the Bank's loan portfolio. The Master Purchase Agreement further provides that R&G Mortgage will service all other loans held in the Bank's loan portfolio (including single-family residential loans retained by the Bank and certain commercial real estate loans), although R&G Mortgage does not actually acquire such servicing rights. The Master Purchase Agreement further provides that R&G Mortgage exclusively will service such loans and that the Bank will process payments of such loans, all according to a fee schedule. See "Business of R&G Financial -- Mortgage Banking Activities -- Loan Originations, Purchases and Sales of Loans."

     Under the Securitization Agreement, R&G Mortgage renders securitization services with respect to the pooling of some of the Bank's mortgage loans into mortgage-backed securities. With respect to securitization services rendered, the Bank pays a securitization fee of 25 basis points. The Master Custodian Agreement provides that the Bank shall be the custodial agent for R&G Mortgage of certain documentation related to the issuance by R&G Mortgage of GNMA, FNMA or FHLMC mortgage-backed certificates. In consideration of these services, the Bank receives a fee for each mortgage note included in a mortgage-backed certificate per year for which it acts as custodian, as set forth in the agreement. See "Business of R&G Financial -- Mortgage Banking Activities -- Loan Originations, Purchases and Sales of Loans." For additional information on affiliated transactions, see "Management-Transactions with Certain Related Persons."

         SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA OF R&G FINANCIAL

     The following table presents selected consolidated financial and other data of R&G Financial for the six months ended June 30, 1996 and 1995, and for each of the five years in the period ended December 31, 1995. The selected consolidated financial data should be read in conjunction with the Consolidated Financial Statements of R&G Financial, including the accompanying Notes, presented elsewhere herein. The financial information presented for the six months ended June 30, 1996 and 1995 is unaudited. In the opinion of management, this information reflects all adjustments, consisting only of normal recurring accruals and adjustments, necessary for a fair presentation.

                                             At or for the Six
                                                Months Ended
                                                 June 30,                         At or For the Year Ended December 31,
                                             -------------------    ------------------------------------------------------------
                                               1996         1995         1995          1994       1993        1992        1991
                                             --------     --------     --------     --------    --------    --------     -------
                                                                         (Dollars in Thousands)
SELECTED BALANCE SHEET DATA:
   Total assets(1)                           $965,552     $748,691     $853,206     $622,499    $538,069    $294,115    $185,397
   Loans receivable, net                      598,182      370,374      473,841      301,614     216,620     117,428      96,680
   Mortgage loans held for sale                18,320       27,926       21,318       22,021     174,221     106,401      31,302
  Mortgage-backed and investment
     securities held for trading              137,566      148,270      113,809      124,522          --          --          --
  Mortgage-backed securities
     available for sale                        44,469        7,964       61,008       13,300      10,241       4,763       4,197
   Mortgage-backed securities
     held to maturity                          39,473       81,600       41,731       84,122      39,122      15,557      12,119
   Investment securities,
     available for sale                        23,107        3,280        3,280        1,878          --          --          --
   Investment securities held to
     maturity                                   8,685        1,753        2,046        2,182       4,957       2,267       1,605
   Cash and cash equivalents(2)                57,377       79,208      104,195       45,622      66,958      25,677      22,989
   Deposits                                   563,147      484,048      518,187      380,148     312,151     169,998     128,226
  Securities sold under agreements
    to repurchase                              98,294      124,535       98,483      108,922          --          --       1,800
  Notes payable                               142,883       44,111       81,130       45,815     133,913      76,372      20,286
   Other borrowings(3)                         69,056       17,459       67,315       18,092      14,479         212       1,316
   Subordinated notes(4)                        3,250        3,250        3,250        3,250       3,071       3,010       2,978
   Minority interest in the Bank(5)             4,365        3,554        3,957        3,204       2,703       1,889       1,276
   Stockholder's equity                        70,469       60,730       66,385       55,970      49,531      32,344      23,747

SELECTED INCOME STATEMENT DATA:
Revenues:
  Net interest income after provision
    for loan losses                           $13,089       $9,164      $20,323      $19,137     $14,253      $8,782      $4,910
  Loan administration and servicing
    fees                                        6,496        5,235       11,030       11,046       9,326       9,242       8,520
  Net gain on sale of investments                 329           --           --           --         394          --          --
  Net gain on origination and sale of
    loans and servicing rights                  3,992        2,210        6,262        1,566      29,026       9,229       3,978
  Unrealized gains (losses) on trading
    securities                                   (621)       2,295        2,122       (4,465)         --          --          --
  Other(6)                                      2,407        1,321        4,028        1,667       1,179       1,040         468
                                              -------      -------      -------      -------     -------     -------     -------
  Total revenue                                25,692       20,225       43,765       28,951      54,178      28,293      17,876
                                              -------      -------      -------      -------     -------     -------     -------
                                              -------      -------      -------      -------     -------     -------     -------
Expenses:
   Employee compensation and benefits           5,955        3,363        8,284        5,252       8,590       3,971       2,776
   Office occupancy and equipment               2,895        2,010        4,711        4,488       3,395       1,425       1,063
   Other administrative and general             6,516        6,378       13,731       13,269      14,561       8,424       6,929
                                              -------      -------      -------      -------     -------     -------     -------
     Total expenses                            15,366       11,751       26,726       23,009      26,546      13,820      10,768
                                              -------      -------      -------      -------     -------     -------     -------
                                              -------      -------      -------      -------     -------     -------     -------
  Income before minority interest in
    the Bank and income taxes                  10,326        8,474       17,039        5,942      27,632      14,473       7,108
   Minority interest in the Bank's
    earnings(5)                                   409          345          743          500         812         613         325
   Income taxes                                 3,822        2,874        5,847          856       9,633       5,262       1,624
  Cumulative effect of change in
    accounting principle                           --           --           --          867          --          --          --
                                              -------      -------      -------      -------     -------     -------     -------
   Net income                                  $6,095       $5,255      $10,449       $5,452     $17,187      $8,598      $5,159
                                              -------      -------      -------      -------     -------     -------     -------
                                              -------      -------      -------      -------     -------     -------     -------
SELECTED OPERATING DATA(7):
 Performance Ratios and Other Data:
   Mortgage loans originated(8)              $216,093     $133,088     $306,775     $488,071    $834,680    $387,312    $287,844
   Loan servicing portfolio                 2,450,767    2,205,343    2,298,200    2,114,743   2,000,530   1,770,246   1,568,307
   Return on average assets                      1.38%        1.62%        1.47%        0.91%       4.07%       3.53%       2.87%
   Return on average equity                     17.82        18.12        17.08        10.34       41.98       31.01       24.14
   Equity to assets at end of period             7.30         8.11         7.78         8.94        9.21       11.00       12.81
   Interest rate spread(9)                       2.91         2.83         2.93         3.24        3.66        3.61        2.73
   Net interest margin(9)                        3.19         3.05         3.26         3.48        3.92        4.00        3.11
  Average interest-earning assets to
    average interest-bearing liabilities       105.67       104.32       106.50       105.60      106.08      107.97      104.82
     Total other expenses to average
       total assets                              3.47         3.62         3.80         3.84        6.29        5.67        5.99
   Full-service Bank offices                       14            8           14            8           8           5           3
   R&G Mortgage offices(10)                        11           12           12           12          13          12          12

                                             At or for the Six
                                                Months Ended
                                                 June 30,                         At or For the Year Ended December 31,
                                             -------------------    ------------------------------------------------------------
                                               1996         1995         1995          1994       1993        1992        1991
                                             --------     --------     --------     --------    --------    --------     -------
                                                                         (Dollars in Thousands)
Asset Quality Ratios(11):
  Non-performing loans to total loans
    at end of period                             2.15%        2.12%        2.18%        1.84%       2.24%       1.81%       1.47%
  Non-performing assets to total assets
    at end of period                             1.49         1.26         1.32         1.04        1.07        0.80        0.95
  Allowance for loan losses to total
    loans at end of period                       0.51         0.67         0.72         0.92        1.34        0.95        0.83
  Allowance for loan losses to total
    non-performing loans at end of
    period                                      23.89        31.43        33.19        50.10       59.87       52.72       56.60
 Bank Regulatory Capital Ratios(12):
   Tier 1 risk-based capital ratio              10.04%       10.53%       10.53%       11.03%        N/A         N/A         N/A
   Total risk-based capital ratio               11.02        12.03        11.66        13.59         N/A         N/A         N/A
   Tier 1 leverage capital ratio                 6.09         5.82         6.25         5.95         N/A         N/A         N/A

------------------
(1) At June 30, 1996, R&G Mortgage and the Bank had total assets of $185.2 million and $742.1 million, respectively, before consolidation.

(2) Comprised of cash and due from banks, securities purchased under agreements to resell, time deposits with other banks and federal funds sold, all of which had original maturities of 90 days or less.

(3) Comprised of long-term debt, advances from the Federal Home Loan Bank ("FHLB") of New York and other secured borrowings. See "Business of R&G Financial - Sources of Funds - Borrowings" and Notes 12 to 14 of R&G Financial's Notes to Consolidated Financial Statements.

(4) Represents a seven-year subordinated capital note of the Bank issued in 1991, which is subject to an annual sinking fund requirement. See "Business of R&G Financial - Sources of Funds - Borrowings" and Note 15 of R&G Financial's Notes to Consolidated Financial Statements.

(5) Represents the approximately 11.9% interest in the Bank and in its earnings held by stockholders other than R&G Financial, which is the subject of the Bank Stockholder Exchange Transaction. See "The Merger."

(6) Comprised of change in provision for cost in excess of market value of loans available for sale, net gain on trading account, and other miscellaneous revenue sources, including Bank service charges, fees and other income.

(7)  With the exception of end of period ratios, all ratios for R&G
     Mortgage are based on the average of month end balances while all ratios for the Bank are based on average daily balances. All ratios are annualized where appropriate.

(8) Represents total originations by R&G Mortgage for the Bank as well as loans originated and sold to third parties. See "Business of R&G Financial - Mortgage Banking Activities - Loan Originations, Purchases and Sales."

(9)  Interest rate spread represents the difference between R&G
     Financial's weighted average yield on interest-earning assets and the weighted average rate on interest-bearing liabilities. Net interest margin represents net interest income as a percent of average interest-earning assets. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of R&G Financial."

(10) R&G Mortgage maintains a total of 11 offices that are separate from Bank branch offices. A total of seven of these offices are located in the same building or facility as the Bank branch. The table does not include an additional five Mortgage Banking Centers which are located in the Bank's offices. See "Business of R&G Financial -- Offices and Other Material Properties."

(11) Non-performing loans consist of R&G Financial's non-accrual loans and non-performing assets consist of R&G Financial's non-performing loans and real estate acquired by foreclosure or deed-in-lieu thereof. See "Business of R&G Financial - Asset Quality."

(12) All of such ratios were in compliance with the applicable requirements of the FDIC. Prior to 1994, the Bank operated as a savings and loan association. As such, the Bank was subject to the capital ratios of the Office of Thrift Supervision ("OTS") and not those of the FDIC and was at all times in capital compliance therewith. For definitions and further information relating to the regulatory capital requirements of R&G Financial and the Bank, see "Regulation - R&G Financial - Capital Requirements" and "- The Bank - Capital Requirements."

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                     RESULTS OF OPERATIONS OF R&G FINANCIAL

GENERAL

     R&G Financial, through its subsidiaries, is primarily engaged in a wide range of real estate secured lending activities, including the origination, servicing, purchase and sale of mortgages on single-family residences, the securitization and sale of various mortgage-backed and related securities and the holding and financing of mortgage loans and mortgage-backed and related securities for sale or investment. R&G Financial also originates for its portfolio commercial real estate loans, residential construction loans, commercial business loans and consumer loans. Finally, R&G Financial provides a variety of trust and investment services to its customers.

     R&G Financial has generally sought to achieve long-term financial strength and profitability by increasing the amount and stability of its net interest income and other non-interest income. R&G Financial has sought to implement this strategy by (i) establishing and emphasizing the growth of its mortgage banking activities, including growing its loan servicing operation;
(ii) expanding its retail banking franchise (the Bank has expanded its branch system from two offices at February 1990 to 14 offices at June 30, 1996) and, without taking into consideration possible branch acquisition opportunities, the Bank anticipates opening approximately two branches per year during the next several years, all in order to achieve increased market presence and to increase core deposits; (iii) enhancing R&G Financial's net interest income by increasing R&G Financial's loans held for investment, particularly single-family residential loans; (iv) developing new business relationships through an increased emphasis on commercial real estate and commercial business lending; (v) diversifying R&G Financial's retail products and services, including an increase in consumer loan originations (such as credit cards); (vi) meeting the banking needs of its customers through, among other things, the offering of trust and investment services; and (vii) controlled growth and the pursuit of a variety of acquisition opportunities when appropriate. R&G Financial attempts to control its overall operating expenses, notwithstanding R&G Financial's recent growth and expansion activities.

ASSET AND LIABILITY MANAGEMENT

     GENERAL. Changes in interest rates can have a variety of effects on R&G Financial's business. In particular, changes in interest rates affect the volume of mortgage loan originations, the interest rate spread on loans held for sale, the amount of gain on the sale of loans, the value of R&G Mortgage's loan servicing portfolio and the Bank's net interest income. A substantial increase in interest rates could also affect the volume of R&G Mortgage's loan originations for both the Bank and third parties by reducing the demand for mortgages for home purchases, as well as the demand for refinancings of existing mortgages. Conversely, a substantial decrease in interest rates will generally increase the demand for mortgages. To the extent that interest rates in future periods were to increase substantially, R&G Financial would expect overall originations to decline. A decrease in the volume of R&G Financial's mortgage originations could result in a decrease in the amount of R&G Mortgage's mortgage origination income and portfolio generated net interest income to the Bank.

     The principal objective of R&G Financial's asset and liability management function is to evaluate the interest-rate risk included in certain balance sheet accounts, determine the appropriate level of risk given R&G Financial's business focus, operating environment, capital and liquidity requirements and performance objectives, establish prudent asset concentration guidelines and manage the risk consistent with Board approved guidelines. Through such management, R&G Financial seeks to reduce the vulnerability of its operations to changes in interest rates and to manage the ratio of interest rate sensitive assets to interest rate sensitive liabilities within specified maturities or repricing dates.

     The Bank's asset and liability management function is under the guidance of the Interest Rate Risk, Budget and Investments Committee ("IRRBICO"), which is chaired by the Chief Executive Officer and comprised principally of members of the Bank's senior management and at least three members of the Board of Directors. The IRRBICO meets once a month to review, among other things, the sensitivity of the Bank's assets and liabilities to interest rate changes, the book and market values of assets and liabilities, unrealized gains and losses, purchase and sale activity and maturities of investments and borrowings. In connection therewith, the IRRBICO generally reviews the Bank's liquidity, cash flow needs, maturities of investments, deposits and borrowings and current market conditions and interest rates.

     The Bank's primary IRRBICO monitoring tool is asset/liability simulation models, which are prepared on a monthly basis and are designed to capture the dynamics of balance sheet, rate and spread movements and to quantify variations in net interest income under different interest rate environments.
 The Bank also utilizes market-value analysis, which addresses the change in equity value arising from movements in interest rates. The market value of equity is estimated by valuing the Bank's assets and liabilities. The extent to which assets have gained or lost value in relation to the gains or losses of liabilities determines the appreciation or depreciation in equity on a market-value basis. Market value analysis is intended to evaluate the impact of immediate and sustained interest-rate shifts of the current yield curve upon the market value of the current balance sheet.

     A more conventional but limited IRRBICO monitoring tool involves an analysis of the extent to which assets and liabilities are "interest rate sensitive" and measuring an institution's interest rate sensitivity "gap."
An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity "gap" is defined as the difference between interest-earning assets and interest-bearing liabilities maturing or repricing within a given time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income, while a positive gap would tend to result in an increase in net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income, while a positive gap would tend to affect net interest income adversely. At June 30, 1996, R&G Financial's interest-bearing liabilities which mature or reprice within one year exceeded R&G Financial's interest-earning assets with similar characteristics by $5.4 million, or 0.56% of total assets. While a conventional gap measure may be useful, it is limited in its ability to predict trends in future earnings. It makes no presumptions about changes in prepayment tendencies, deposit or loan maturity preferences or repricing time lags that may occur in response to a change in the interest rate environment.

     R&G MORTGAGE. The profitability to R&G Mortgage of its mortgage loan originations is in part a function of the difference between long-term interest rates, which is the rate at which R&G Mortgage originates mortgage loans for third parties, and short-term interest rates, which is the rate at which R&G Mortgage finances such loans until they are sold. Generally, short-term interest rates are lower than long-term interest rates and R&G Mortgage benefits from the difference, or the spread, during the time the mortgage loans are held by R&G Mortgage pending sale. A decrease in this spread would have a negative effect on R&G Mortgage's net interest income and profitability, and there can be no assurance that the spread will not decrease. R&G Mortgage generally attempts to reduce this risk by attempting to limit the amount of mortgage loans held pending sale and, as market conditions permit, entering into forward commitments with respect to a portion of its mortgage loan originations. As a general matter, R&G Mortgage attempts to limit its exposure to this interest rate risk through the sale of substantially all loans within 180 days of origination.

     A mortgage-banking company is generally exposed to interest rate risk from the time the interest rate on the customer's mortgage loan application is established through the time the mortgage loan closes, and until the time the company commits to sell the mortgage loan. In order to limit R&G Mortgage's exposure to interest rate risk through the time the mortgage loan closes, R&G Mortgage generally does not lock-in or guarantee the customer a specific interest rate on such loans through the closing date but rather offers customers an interest rate that will be based on a prevailing market rate that adjusts weekly. Moreover, in order to limit R&G Mortgage's exposure to interest rate risk through the time the loan is sold or committed to be sold, R&G Mortgage may, depending upon market conditions, enter into forward commitments to sell a portion of its mortgage loans to investors for delivery at a future time. At June 30, 1996, R&G Mortgage had $15.5 million of pre-existing commitments by third-party investors to purchase mortgage loans. To the extent that R&G Mortgage originates or commits to originate loans without pre-existing commitments by investors to purchase such loans or is not otherwise hedged against changes in interest rates ("unhedged loans"), R&G Mortgage will be subject to the risk of gains or losses through adjustments to the carrying value of loans held for sale or on the actual sale of such loans (the value of unhedged loans fluctuates inversely with changes in interest rates).

     Finally, R&G Mortgage carries an inventory of mortgage-backed and related securities (primarily fixed-rate GNMA certificates). Generally, the value of fixed-rate mortgage-backed securities declines when interest rates rise and, conversely, increases when interest rates fall. At June 30, 1996, R&G Mortgage held $136.6 million of mortgage-backed and related securities (all of which carried fixed interest rates) which were classified as held for trading and reported at fair value, with unrealized gains and losses included in earnings. Accordingly, declines in the value of R&G Mortgage's securities held for trading could have a negative impact on R&G Financial's earnings regardless of whether any securities were actually sold.

     In order to hedge the interest rate risk with respect to R&G Mortgage's mortgage-backed and related securities portfolio, R&G Mortgage may utilize a variety of interest rate contracts such as interest rate swaps, collars, caps, options or futures (primarily Eurodollar certificates of deposit and U.S. Treasury note contracts). R&G Mortgage will use such hedging instruments based upon market conditions as well as the level of market rates of interest. Since April 1996, R&G Mortgage's hedging activities have been conducted through an outside investment adviser who is compensated based upon the amount of its portfolio being hedged. In determining the amount of its portfolio to hedge, R&G Mortgage will consider the volatility of prices of its mortgage-backed and related securities (Puerto Rican GNMAs are generally less volatile than their U.S. counterparts). At June 30, 1996, R&G Mortgage was not a party to any interest rate swaps, collars, caps, floors, options or futures.

     THE BANK. The results of operations of the Bank are substantially dependent on its net interest income, which is the difference between the interest income earned on its interest-earning assets and the interest expense paid on its interest-bearing liabilities. At June 30, 1996, the Bank's interest-earning assets included a portfolio of loans receivable, net (not including mortgage loans held for sale), of $545.4 million and a portfolio of investment securities and mortgage-backed securities (both held to maturity, held for trading and available for sale) of $117.9 million. Because the Bank's interest-earning assets have longer effective maturities than its interest-bearing liabilities, the yield on the Bank's interest-earning assets generally will adjust more slowly than the cost of its interest-bearing liabilities and, as a result, the Bank's net interest income generally would be adversely affected by increases in interest rates and positively affected by comparable declines in interest rates. In addition to affecting net interest income, changes in interest rates also can affect the value of the Bank's interest-earning assets, which are comprised of fixed and adjustable-rate instruments. At June 30, 1996, $2.2 million or 1.8% of the Bank's mortgage-backed and investment securities were classified as held for trading (which consisted solely of mortgage-backed and related securities), and are reported at fair value, with unrealized gains and losses included in earnings. Accordingly, declines in the value of the Bank's securities held for trading could have a negative impact on R&G Financial's earnings regardless of whether any securities were actually sold by the Bank. In addition, at June 30, 1996, $67.6 million or 57.3% of the Bank's mortgage-backed and investment securities were classified as available for sale and are reported at fair value, with unrealized gains and losses excluded from earnings and reported net of taxes as a separate component of stockholders' equity.

     The Bank has sought to limit its exposure to interest rate risk both internally through the management of the composition of its assets and liabilities and externally through the use of a variety of hedging instruments. Internal hedging through balance sheet restructuring generally involves the attraction of longer-term funds (i.e., certificates of deposit, FHLB advances or 936 Notes, the origination of adjustable-rate and/or shorter-term loans (such as commercial real estate, commercial business and consumer loans) or the investment in certain types of mortgage-backed derivative securities such as CMOs and mortgage-backed residuals (which often exhibit elasticity and convexity characteristics which the Bank can utilize to hedge other components of its portfolio).

     External hedging involves the use of interest rate swaps, collars, caps, options and futures. The Bank utilizes the services of one outside investment adviser who assists the Bank in the management of its investment and mortgage-backed securities portfolio and who advises the Bank with respect to the use of various financial instruments to reduce interest rate risk. Such investment adviser, which has been engaged by the Bank to, among other things, assist it in achieving the objectives established by the Bank's IRRBICO, is compensated based upon both the total amount of assets under management as well as the performance of the portfolio. At June 30, 1996, Bank assets with an approximate fair value of $31.1 million ($19.0 million of which is being utilized for hedging purposes and $12.1 million of which is being utilized for trading purposes) were being managed by its independent investment adviser and were invested in U.S. Government agency securities and money market instruments. These assets are being hedged with financial futures contracts and Eurodollars. Such firm also executes hedging strategies on behalf of the Bank for U.S. Government and agency securities available for sale and all mortgage-backed securities (excluding CMOs) which are available for sale. At June 30, 1996, mortgage-backed securities available for sale being hedged had a fair value of $55.6 million. See "Business of R&G Financial -- Investment Activities."

     The Bank generally uses interest rate swaps, collars, caps, options and futures to effectively fix the cost of short-term funding sources which are used to purchase interest-earning assets with longer effective maturities, such as mortgage-backed securities and fixed-rate residential mortgage loans which do not meet the criteria for sale to the FNMA or the FHLMC in the secondary market. Such agreements thus reduce the impact of increases in interest rates by preventing the Bank from having to replace funding sources at a higher cost prior to the time that the interest-earning asset which was acquired with such source matures or reprices and thus can be replaced with a higher-yielding asset.

     At June 30, 1996, the Bank was a party to 5 interest rate swap agreements. An interest rate swap is an agreement where one party (generally the Bank) agrees to pay a fixed-rate of interest on a notional principal amount to a second party (generally a broker) in exchange for receiving from the second party a variable-rate of interest on the same notional amount for a predetermined period of time. No actual assets are exchanged in a swap of this type and interest payments are generally netted. The Bank's existing interest rate swap agreements have an aggregate notional amount of approximately $35.0 million and expire from August 1996 to October 2000. With respect to such agreements, the Bank makes fixed interest payments ranging from 4.42% to 6.6% and receives payments based upon the three-month London Interbank Offer Rate ("LIBOR"). The net expense (income) relating to the Bank's fixed-pay interest rate swaps amounted to approximately $10,000, $(187,000), $65,000 and $387,000 during the six months ended June 30, 1996 and the years ended December 31, 1995, 1994 and 1993, respectively. Such interest rate contracts have reduced the imbalance between the Bank's interest-earning assets and interest-bearing liabilities within shorter maturities, thus, reducing the Bank's exposure to increases in interest rates that may occur in the future.

     As discussed above, the Bank may also enter into interest rate collars, caps, options and futures. However, at June 30, 1996 and December 31, 1995 and 1994, the Bank was not a party to any such interest rate contracts. An interest rate cap consists of a guarantee given by one party, referred to as the issuer (i.e., a broker), to another party, referred to as the purchaser (i.e., the Bank), in exchange for the payment of a premium, that if interest rates rise above a specified rate on a specified interest rate index, the issuer will pay to the purchaser the difference between the then current market rate and the specified rate on a notional principal amount for a predetermined period of time. No funds are actually borrowed or repaid. Similarly, an interest rate collar is a combination of a purchased cap and a written floor at different rates. Accordingly, an interest rate collar requires no payments if interest rates remain within a specified range, but will require the Bank to be paid if interest rates rise above the cap rate or require the Bank to pay if interest rates fall below the floor rate.
Interest rate futures are commitments to either purchase or sell designated instruments (such as Eurodollar certificates of deposit and U.S. Treasury note contracts) at a future date for a specified price. Futures contracts are generally traded on an exchange, are marked to market daily and subject to initial and maintenance margin requirements. Options are contracts which grant the purchaser the right to buy or sell the underlying asset by a certain date for a specified price.

     The following table summarizes the anticipated maturities or repricing of R&G Financial's interest-earning assets and interest-bearing liabilities as of June 30, 1996, based on the information and assumptions set forth in the notes below.

                                                                  Four to       More Than       More Than
                                              Within Three         Twelve      One Year to     Three Years    Over Five
                                                  Months           Months      Three Years    to Five Years     Years      Total
                                              ------------       ---------    ------------    --------------  ----------  --------
                                                                        (Dollars in Thousands)
Interest-earning assets(1):
Loans receivable:
  Residential real estate loans............    $ 15,396         $ 50,467        $ 91,156        $ 66,450      $168,224   $391,693
  Construction loans.......................       1,154            4,042              --              --            --      5,196
  Commercial real estate loans.............      64,306            4,458             205             254         2,555     71,778
  Consumer loans...........................      13,581           32,017          37,878          13,412         3,081     99,969
  Commercial business loans................      26,267            7,023              --              --            --     33,290
Mortgage loans held for sale...............       4,514           13,806              --              --            --     18,320
Mortgage-backed securities(2)(3)...........      14,163          165,123          10,432           7,919        24,022    221,659
Investment securities(3)...................      23,088           16,410           2,328              65           454     42,345
Other interest-earning assets(4)...........      25,250            1,500              --              --            --     26,750
                                               --------         --------        --------        --------       -------   --------
    Total..................................    $187,719         $294,846        $141,999        $ 88,100      $198,336   $911,000
                                               --------         --------        --------        --------       -------   --------
                                               --------         --------        --------        --------       -------   --------
Interest-bearing liabilities:
Deposits(5):
  NOW and Super NOW accounts(6)............    $  3,939         $ 11,031        $ 12,128         $ 9,824      $ 41,884   $ 78,806
  Passbook savings accounts(6).............       1,887            5,469          12,587          10,195        43,465     73,603
  Checking and commercial checking(6)......       2,598            7,276           7,998           6,478        27,621     51,971
  Certificates of deposit..................     103,077          170,049          40,533          39,244         4,460    357,363
FHLB advances..............................      11,000               --              --              --            --     11,000
Reverse repurchase agreements..............      98,294               --              --              --            --     98,294
Other borrowings(7)........................      42,241           51,075           2,357         106,116         2,400    204,159
                                               --------         --------        --------        --------       -------   --------
    Total..................................     263,036          244,900          75,603         171,857       119,830    875,226
                                               --------         --------        --------        --------       -------   --------
Effect of hedging instruments..............     (25,000)           5,000          10,000          10,000            --         --
                                               --------         --------        --------        --------       -------   --------
                                               $238,036         $249,900        $ 85,603        $181,857      $119,830   $875,857
                                               --------         --------        --------        --------       -------   --------
                                               --------         --------        --------        --------       -------   --------
Excess (deficiency) of
   interest-earning assets over
   interest-bearing liabilities............    $(50,317)        $ 44,946        $ 56,396        $(93,757)     $ 78,506
                                               --------         --------        --------        --------       -------
                                               --------         --------        --------        --------       -------
Cumulative excess (deficiency) of
  interest-earning assets over
  interest-bearing liabilities.............    $(50,317)        $ (5,371)       $ 51,025        $(42,732)     $ 35,774
                                               --------         --------        --------        --------       -------
                                               --------         --------        --------        --------       -------
Cumulative excess (deficiency) of
   interest-earning assets over
   interest-bearing liabilities as a
   percent of total assets.................       (5.21)%          (0.56)%          5.28%          (4.43)%        3.71%
                                               --------         --------        --------        --------       -------
                                               --------         --------        --------        --------       -------

----------------
(1) Adjustable-rate loans are included in the period in which interest rates are next scheduled to adjust rather than in the period in which they are due, and fixed-rate loans are included in the periods in which they are scheduled to be repaid, based on scheduled amortization, in each case as adjusted to take into account estimated prepayments based on forecasts used by the OTS in their model for market value of portfolio equity ("MVPE") discussed below.

(2)  Reflects estimated prepayments in the current interest rate environment.

(3) Includes securities held for trading, available for sale and held for investment.

(4) Includes securities purchased under agreement to resell and time deposits with other banks.

(5)  Does not include non-interest-bearing deposit accounts.

(6) Although the Bank's negotiable order of withdrawal ("NOW") and Super NOW accounts, passbook savings accounts and checking accounts are subject to immediate withdrawal, management considers a substantial amount of such accounts to be core deposits having significantly longer effective maturities based on the Bank's retention of such deposits in changing interest rate environments. The above table assumes that funds will be withdrawn from the Bank at annual rates for NOW accounts and for checking and commercial checking accounts, ranging from 10% for 0-12 months, 19% for 1-5 years, 41% for 5-10 years, 65% for 10-20 years and 100% thereafter; and, for passbook savings accounts, ranging from 5% for 0-12 months, 19% for 1-5 years, 40% for 5-10 years, 65% for 10-20 years and 100% thereafter.

(7)  Comprised of warehousing lines and notes payable.


     Although "gap" analysis is a useful measurement device available to management in determining the existence of interest rate exposure, its static focus as of a particular date makes it necessary to utilize other techniques in measuring exposure to changes in interest rates. For example, gap analysis is limited in its ability to predict trends in future earnings and makes no presumptions about changes in prepayment tendencies, deposit or loan maturity preferences or repricing time lags that may occur in response to a change in the interest rate environment. As a result, R&G Financial, through simulation models, also analyzes on a monthly basis the estimated effects on net interest income and equity under multiple rate scenarios, including increases and decreases in interest rates amounting to 400, 300, 200 and 100 basis points. The IRRBICO regularly review interest rate risk by forecasting the impact of alternative interest rate scenarios on net interest income and on R&G Financial's MVPE, which is defined as the net present value of an institution's existing assets, liabilities and off-balance sheet instruments, and by evaluating such impact against the maximum potential changes in net interest income and MVPE.

     The following table sets forth at June 30, 1996 the estimated percentage change in R&G Financial's MVPE based on the indicated changes in interest rates.

                                              MVPE(2)
                         ------------------------------------------------
     CHANGE IN                                                CHANGE AS A
  INTEREST RATES                               PERCENTAGE     PERCENTAGE
(IN BASIS POINTS)(1)     AMOUNT OF CHANGE        CHANGE        OF ASSETS
--------------------  ----------------------   ----------    ------------
                      (DOLLARS IN THOUSANDS)

     +400                   $(23,299)            (21.77)%       (2.4)%
     +300                    (18,146)            (16.96)        (1.9)
     +200                    (12,513)            (11.69)        (1.3)
     +100                     (6,369)             (5.95)        (0.7)
       -
     -100                     11,098              10.37          1.14
     -200                     23,220              21.70          2.39
     -300                     40,031              37.41          4.12
     -400                     71,576              66.89          7.38

------------------------
(1) Assumes an instantaneous uniform change in interest rates at all maturities.

(2) Based on R&G Financial's pre-tax MVPE of $107.0 million at June 30, 1996, which is approximately $36.5 million in excess of R&G Financial's stockholder's equity calculated in accordance with generally accepted accounting principles as of such date.

     Management of R&G Financial believes that all of the assumptions used in the foregoing analysis to evaluate the vulnerability of its operations to changes in interest rates approximate actual experience and considers them reasonable; however, the interest rate sensitivity of R&G Financial's assets and liabilities and the estimated effects of changes in interest rates on R&G Financial's net interest income and MVPE indicated in the above table could vary substantially if different assumptions were used or if actual experience differs from the projections on which they are based.

CHANGES IN FINANCIAL CONDITION

     GENERAL. At June 30, 1996, R&G Financial's total assets amounted to $965.6 million, as compared to $853.2 million and $622.5 million at December 31, 1995 and 1994, respectively. The $112.4 million or 13.2% increase in total assets during the six months ended June 30, 1996 was primarily the result of a $124.3 million or 26.2% increase in loans receivable, net, which is attributable to the origination of $262.9 million of loans, primarily single-family residential loans, before reduction for repayments and sales and a $23.8 million or 20.9% increase in mortgage-backed and investment securities held for trading, which is the result of securitization of mortgage loans into mortgage-backed securities, net of sales.

     The $230.7 million or 37.1% increase in total assets during 1995 was primarily due to the cash received in connection with the Bank's acquisition in June 1995 of $77.2 million in deposits and six branch offices (after closing and consolidating one branch office) from another commercial bank and the deployment of such cash into interest-earning assets. See "R&G Financial." R&G Financial expects to continue its strategy of growing both the Bank's operations and R&G Mortgage's servicing portfolio.

     CASH AND MONEY MARKET INVESTMENTS. Cash and money market investments (consisting of securities purchased under agreements to resell certificates of deposit with other financial institutions and federal funds sold) amounted to $57.4 million, $104.2 million and $45.6 million as of ended June 30, 1996 and December 31, 1995 and 1994, respectively. The significant amount of cash and money market investments at December 31, 1995 reflected the Bank's June 1995 branch acquisition and the $75.6 million in cash received in connection therewith. By June 30, 1996, the Bank had deployed substantially all of such cash into mortgage loans, a substantial portion of which were securitized and subsequently sold.

     LOANS RECEIVABLE AND MORTGAGE LOANS HELD FOR SALE. At June 30, 1996, R&G Financial's loans receivable, net amounted to $598.2 million or 62.0% of total assets, as compared to $473.8 million or 55.5% and $301.6 million or 48.5% as of December 31, 1995 and 1994, respectively. The growth in R&G Financial's loans receivable, net reflects R&G Financial's strategy of increasing its loans held for investment, including residential mortgage, construction, commercial real estate, commercial business and consumer loans. During the six months ended June 30, 1996 and the years ended December 31, 1995, 1994 and 1993, total loans originated and purchased by the Bank (including loans originated by R&G Mortgage on behalf of the Bank) amounted to $182.8 million, $281.7 million, $212.3 million and $223.1 million.

     At June 30, 1996, R&G Financial's allowance for loan losses (all of which is maintained in the Bank's loan portfolio) totalled $3.2 million, which represented a $308,000 or 8.77% decrease and a $315,000 or 10.9% increase from the levels maintained at December 31, 1995 and 1994, respectively. At June 30, 1996, R&G Financial's allowance represented approximately 0.53% of the total loan portfolio and 23.88% of total non-performing loans, as compared to 0.72% and 33.19% at December 31, 1995 and 0.92% and 50.10% at December 31, 1994. While R&G Financial's allowance for loan losses as a percentage of both total loans and total non-performing loans has declined since 1994, management of R&G Financial believes that its allowance for loan losses at June 30, 1996 was adequate, based upon, among other things, the significant level of single-family residential loans within R&G Financial's portfolio (as compared to commercial real estate, commercial business and consumer loans, which are considered by management to carry a higher degree of credit risk) and the low level of loan charge-offs with respect to R&G Financial's loan portfolio. However, there can be no assurances that additions to such allowance will not be necessary in future periods, which could adversely affect R&G Financial's results of operations. See "Risk Factors - Composition of the Bank's Loan Portfolio;" "Business of R&G Financial - Lending Activities of the Bank -- Originations, Purchases and Sales of Loans" and Note 5 of R&G Financial's Notes to Consolidated Financial Statements.

     At June 30, 1996 and December 31, 1995 and 1994, mortgage loans held for sale amounted to $18.3 million, $21.3 million and $22.0 million, respectively. Mortgage loans held for sale primarily reflects loans which are in the process of being securitized and sold. See "Business of R&G Financial -- Mortgage Banking Activities" and Note 3 of R&G Financial's Notes to Consolidated Financial Statements. The level of mortgage banking activities is highly dependent upon market and economic factors. See "Risk Factors -- Potential Effects of Changes in Interest Rates on R&G Mortgage and the Bank" and "Business of R&G Financial - Mortgage Banking Activities -- Loan Originations, Purchases and Sales."

     SECURITIES HELD FOR TRADING, AVAILABLE FOR SALE AND HELD FOR INVESTMENT. R&G Financial maintains a substantial portion of its assets in mortgage-backed and investment securities which are classified as either held for trading, available for sale or held to maturity in accordance with SFAS No. 115. At June 30, 1996, R&G Financial's mortgage-backed and investment securities totalled $253.3 million or 26.2% of total assets, as compared to $221.9 million or 26.0% and $226.0 million or 36.3% at December 31, 1995 and 1994, respectively.

     Securities held for trading consist primarily of FHA and VA loans which have been securitized and are being held for sale either to institutions in the secondary market or private investors through the Bank's Trust Department. At June 30, 1996 and December 31, 1995 and 1994, securities held for trading amounted to $137.6 million, $113.8 million and $124.5 million.
At June 30, 1996, all but $2.2 million of such securities were held by R&G Mortgage. Pursuant to SFAS No. 115, securities held for trading are reported at fair value with unrealized gains and losses included in earnings.

     Securities available for sale consist of mortgage-backed and related securities (FNMA and FHLMC certificates as well as CMOs and CMO residuals) and U.S. Government agency securities, all of which were held by the Bank. At June 30, 1996 and December 31, 1995 and 1994, securities available for sale totalled $67.6 million, $64.3 million and $15.2 million, respectively. Pursuant to SFAS No. 115, securities available for sale are reported at fair value with unrealized gains and losses excluded from earnings, and instead reported as a separate component of stockholders' equity.

     Securities held to maturity consist of mortgage-backed securities (GNMA, FNMA and FHLMC certificates) Puerto Rico Government obligations and, at June 30, 1996, commercial paper, all of which were held by the Bank. At June 30, 1996 and December 31, 1995 and 1994, securities held to maturity totalled $48.2 million, $43.8 million and $86.3 million, respectively. Securities held to maturity are accounted for at amortized cost. At June 30, 1996 and December 31, 1995 and 1994, R&G Financial's securities held to maturity had a market value of $47.1 million, $42.8 million and $81.0 million, respectively. See "Business of R&G Financial -- Investment Activities" and Note 4 of R&G Financial's Notes to Consolidated Financial Statements.

     MORTGAGE SERVICING RIGHTS. As of June 30, 1996 and December 31, 1995 and 1994, R&G Financial reported $9.8 million, $8.2 million and $4.4 million of mortgage servicing rights, respectively. Effective January 1, 1995, R&G Financial adopted SFAS No. 122, "Accounting for Mortgage Servicing Rights," and, in connection therewith, R&G Financial is required to recognize both purchased and originated mortgage servicing rights as assets in its Consolidated Financial Statements. However, R&G Financial is not permitted to recognize retroactively mortgage servicing rights originated prior to the date of its adoption of SFAS No. 122. SFAS No. 122 also requires R&G Financial to assess the fair value of its mortgage servicing rights on a quarterly basis and to determine any potential impairment. Any future decline in interest rates which results in an acceleration in mortgage loan prepayments could have an adverse effect on R&G Financial's mortgage servicing rights, the value of which is dependent upon the cash flows from the underlying mortgage loans. See "Risk Factors -- Potential Effects of Changes in Interest Rates on R&G Mortgage and the Bank," "Business of R&G Financial -- Mortgage Banking Activities -- Loan Servicing" and Note 6 of R&G Financial's Notes to Consolidated Financial Statements.

     DEPOSITS. At June 30, 1996, deposits totalled $563.1 million, as compared to $518.2 million and $380.1 million at December 31, 1995 and 1994, respectively. The $44.9 million or 8.7% increase in deposits during the six months ended June 30, 1996 was primarily due to promotions in connection with new accounts and competitive pricing, while the $138.0 million or 36.3% increase in deposits during the year ended December 31, 1995 was primarily the result of the Bank's acquisition in June 1995 of $77.2 million in deposits from a local commercial bank. One of the Bank's strategies is to increase its core deposits, which provide a source of fee income and the ability to cross-sell other products and services. As a result, core deposits (consisting of passbook, NOW and Super NOW and checking and commercial checking accounts) increased from $143.3 million or 40.6% of total deposits at December 31, 1994 to $204.4 million or 36.3% of total deposits at June 30, 1996. See "Business of R&G Financial -- Sources of Funds -- Deposits" and
Note 9 of R&G Financial's Notes to Consolidated Financial Statements.

     BORROWINGS. Other than deposits, R&G Financial's primary sources of funds consist of securities sold under agreements to repurchase (consisting of agreements to purchase on a specified later date the same securities or substantially identical securities) ("reverse repurchase agreements"). At June 30, 1996 and December 31, 1995 and 1994, reverse repurchase agreements totalled $98.3 million, $98.5 million and $108.9 million, respectively.

See "Business of R&G Financial -- Sources of Funds -- Borrowings" and Note 10 of R&G Financial's Notes to Consolidated Financial Statements.

     Notes payable consist primarily of warehouse lines of credit (which are used to fund loan commitments of R&G Mortgage) and Section 936 promissory notes (which represents a low cost source of short and intermediate-term funds for the Bank). At June 30, 1996, notes payable amounted to $142.9 million, as compared to $81.1 million and $45.8 million at December 31, 1995 and 1994, respectively. The $61.8 million or 76.2% increase in notes payable during the six months ended June 30, 1996 reflected $50.0 million and $13.8 million of increased 936 Notes and warehouse lines, respectively, which was partially offset by a $2.0 million reduction in working capital lines of credit, while the $35.3 million or 77.1% increase in notes payable during the year ended December 31, 1995 was due to increases of $27.4 million of 936 Notes and $8.4 million of warehouse lines of credit. See "Business of R&G Financial -- Sources of Funds -- Borrowings" and Note 11 of R&G Financial's Notes to Consolidated Financial Statements.

     Advances from the FHLB of New York amounted to $11.0 million, $6.0 million and $13.6 million at June 30, 1996 and December 31, 1995 and 1994, respectively. At June 30, 1996, $11.0 million of FHLB advances were scheduled to mature in 1996, with an average interest rate of 6.12%, as compared to 6.74% and 5.84% at December 31, 1995 and 1994, respectively. See "Business of R&G Financial -- Sources of Funds -- Borrowings" and Note 13 of R&G Financial's Notes to Consolidated Financial Statements.

     Long-term debt consists of long-term (greater than one-year) notes payable and amounted to $4.5 million, $5.3 million and $4.5 million at June 30, 1996 and December 31, 1995 and 1994, respectively. At June 30, 1996, the average rate paid on R&G Financial's long-term debt amounted to 7.35%, as compared to 7.36% and 7.40% at December 31, 1995 and 1994, respectively. See "Business of R&G Financial - Sources of Funds - Borrowings" and Note 12 of R&G Financial's Notes to Consolidated Financial Statements.

     In December 1995, the Bank sold single-family residential mortgage loans with an aggregate outstanding balance of approximately $55 million to two commercial banks. In connection with these transactions and in consideration of higher servicing fees, R&G Mortgage assumed certain recourse obligations. In addition, the purchasers of the loans have the right, at their option, to require R&G Mortgage to purchase the mortgage loans beginning on specified dates in December 2000. Management has estimated its liability, if any, under the foregoing recourse provisions to be immaterial as of June 30, 1996. In R&G Financial's Consolidated Financial Statements, R&G Financial has recognized the foregoing transaction as a transfer of loans with recourse. Accordingly, the proceeds from such transaction (amounting to $53.5 million and $55.2 million at June 30, 1996 and December 31, 1995, respectively) have been reported as other secured borrowings in R&G Financial's Consolidated Financial Statements. See "Business of R&G Financial - Sources of Funds
- Borrowings" and Note 14 of R&G Financial's Notes to Consolidated Financial Statements.

     In June 1991, the Bank issued $3.3 million of subordinated capital notes bearing interest at 8% payable on a quarterly basis. The subordinated notes are guaranteed by R&G Mortgage and by the Chairman of the Board and Chief Executive Officer of R&G Financial, and are secured by an irrevocable standby letter of credit issued by an unrelated commercial bank. Pursuant to the terms of the subordinated notes, the Bank is required to deposit in an established sinking fund in seven equal annual installments (the first of which was made in September 1992 and the last of which is scheduled for June 1998, when the notes mature) cash or other permitted investments in an amount sufficient to retire one-seventh ($464,000) of the aggregate principal amount of the subordinated notes. The standby letter of credit is reduced in equal proportion to the deposits to such sinking fund. See "Business of R&G Financial -- Sources of Funds -- Borrowings" and Note 15 of R&G Financial's Notes to Consolidated Financial Statements.

     MINORITY INTEREST IN THE BANK. At June 30, 1996 and December 31, 1995 and 1994, R&G Financial reflects on its books $4.4 million, $4.0 million and $3.2 million, which represented the interest of the minority stockholders in the Bank. See "The Merger."

     STOCKHOLDER'S EQUITY. Stockholder's equity increased from $56.0 million at December 31, 1994 to $66.4 million at December 31, 1995 and further increased to $70.5 million at June 30, 1996. The $10.4 million or 18.6% increase in stockholder's equity during 1995 was primarily due to the $10.4 million of net income recognized during the year ended December 31, 1995. The $4.1 million or 6.17% increase in stockholder's equity during the six months ended June 30, 1996 was primarily due to $6.1 million of net income recognized during the period, which was partially offset by a one-time $500,000 cash dividend paid by R&G Mortgage during the period and a decline in unrealized gains on securities available for sale from $952,000 at December 31, 1995 to an unrealized loss of $559,000 at June 30, 1996.

RESULTS OF OPERATIONS

     GENERAL. R&G Financial's results of operations depend substantially on its net interest income, which is the difference between interest income on interest-earning assets, which consist primarily of loans, money market investments and mortgage-backed and investment securities, and interest expense on interest-bearing liabilities, which consist primarily of deposits and short and long-term borrowings. R&G Financial's results of operations are also significantly affected by its provisions for loan losses, resulting from R&G Financial's assessment of the adequacy of its allowance for loan losses; the level of its other income, including net gain (loss) on sale of loans, unrealized gain (loss) on trading securities and loan administration and servicing fees; the level of its operating expenses, such as employee compensation and benefits and office occupancy and equipment expense; and income tax expense.

     R&G Financial's major business activities consist of: (i) the origination by R&G Mortgage of real estate mortgage loans for sale and the servicing by R&G Mortgage of real estate mortgage loans for the Bank and other third parties; and (ii) attracting deposits from the general public and using such deposits, together with other borrowings, for investment principally by the Bank in loans (single-family residential mortgage loans, construction loans, commercial real estate loans, commercial business loans and consumer loans), and in mortgage-backed and investment securities. To a much more limited extent, R&G Financial also provides trust and investment services to the public through the Bank's Trust Department.

     The following table reflects the principal revenue sources of the Bank and R&G Mortgage and the percentage contribution of each component for the periods presented.


                                               SIX MONTHS ENDED JUNE 30,                   YEAR ENDED DECEMBER 31,
                                          -----------------------------------   -----------------------------------------------
                                               1996               1995              1995             1994             1993
                                          ----------------   ----------------   ---------------  ---------------  --------------
                                          AMOUNT   PERCENT   AMOUNT   PERCENT   AMOUNT  PERCENT  AMOUNT  PERCENT  AMOUNT  PERCENT
                                          ------   -------   ------   -------   ------  -------  ------  -------  ------  -------
                                                                             (DOLLARS IN THOUSANDS)
The Bank:
   Net interest income after
     provision for loan losses . . . . .   $11,525   44.86%   $ 8,081   39.95%   $17,944  41.00%  $15,089  52.12%  $10,636   19.63%
   Net gain on sale of loans . . . . . .        95    0.37        177    0.88        632   1.44       202   0.70     3,977    7.34
   Unrealized gain (loss) on
     trading securities. . . . . . . . .       (13)  (0.05)       600    2.97        618   1.41      (214) (0.74)       --     --
   Net gain on sale of investment
     securities. . . . . . . . . . . . .       329    1.28         --      --         --     --        --     --        394   0.73
   Market valuation allowance
     on loans held for . . . . . . . . .       --      --          70    0.35        856   1.96      (856) (2.96)        --    --
   Other income(1) . . . . . . . . . . .     2,236    8.70        996    4.92      2,368   5.41     1,737   6.00        848   1.56
                                           -------   -----    -------   -----    -------  ----     ------  -----     ------  -----
                                            14,172   55.16      9,924   49.07     22,418  51.22    15,958  55.12     15,855  29.26
                                           -------   -----    -------   -----    -------   ----    ------  -----     ------  -----
R&G Mortgage:
   Net interest income . . . . . . . . .     1,564    6.09      1,083    5.35      2,379   5.44     4,048   13.98     3,617   6.68
   Loan administration and
     servicing fees . . . . . . . . . . .    6,496   25.29      5,235   25.88     11,030  25.20    11,046   38.15     9,327  17.22
   Net gain (loss) on sale of
     loans and securities                    3,897   15.17      2,032   10.05      5,630  12.86    (1,551)  (5.35)   25,049  46.23
   Net gain on sale of servicing
     rights . . . . . . . . . . . . . . .      --       --         --      --         --     --     2,915   10.07       --      --
   Unrealized gains (losses) on
    trading securities  . . . . . . . . .     (608)  (2.37)     1,695    8.38      1,504   3.44    (4,251) (14.68)      --      --
   Other income(1). . . . . . . . . . . .      170    0.66        256    1.27        804   1.84       786    2.71       331   0.61
                                           -------   -----    -------   -----    -------  -----    ------   -----    ------  -----
                                            11,519   44.84     10,301   50.93     21,347  48.78    12,993   44.88    38,324  70.74
                                           -------   -----    -------   -----    -------  -----    ------   -----    ------  -----
                                           $25,691  100.00%   $20,225  100.00%   $43,765  100.0%  $28,951   100.0%  $54,179  100.0%
                                           -------   -----    -------   -----    -------   ----    ------  -----     ------  -----
                                           -------   -----    -------   -----    -------   ----    ------  -----     ------  -----

------------------------

(1) Comprised of service charges, fees and other for the Bank and other miscellaneous revenue sources for the Bank and R&G Mortgage.

     R&G Financial reported net income of $6.1 million, $1.6 million, $10.4 million, $5.5 million and $17.2 million during the six months ended June 30, 1996 and 1995 and the years ended December 31, 1995, 1994 and 1993, respectively. Net income increased by $841,000 million or 16.0% during the six months ended June 30, 1996, as compared to the same period in the prior year, due to a $1.5 million increase in total other income and a $4.3 million increase in net interest income, which were partially offset by a $3.6 million increase in total operating expenses, a $948,000 increase in income tax expense and a $407,000 increase in the provision for loan losses.

     Net income increased by $5.0 million or 91.6% during 1995 due to a $13.6 million increase in total other income and a $2.1 million increase in net interest income, which were partially offset by a $5.0 million increase in income tax expense, a $3.7 million increase in total operating expenses, a $950,000 increase in the provision for loan losses and the absence of $867,000 in income recognized during 1994 due to the cumulative effect of a change in accounting principles.

     Net income decreased by $11.7 million or 68.3% during 1994 due to a $30.1 million decrease in total other income, which was partially offset by an $8.8 million decrease in income tax expense, a $4.9 million increase in net interest income, a $3.5 million decrease in total operating expenses and $867,000 of income recognized during 1994 as a result of the cumulative effect of a change in accounting principles.

     NET INTEREST INCOME. Net interest income is determined by R&G Financial's interest rate spread (i.e., the difference between the yields earned on its interest-earning assets and the rates paid on its interest-bearing liabilities) and the relative amounts of interest-earning assets and interest-bearing liabilities.

     Net interest income totalled $13.4 million, $9.1 million, $21.3 million, $19.1 million and $14.3 million during the six months ended June 30, 1996 and 1995 and the years ended December 31, 1995, 1994 and 1993, respectively. Net interest income increased by $4.3 million or 47.5% during the six months ended June 30, 1996, as compared to the same period in the prior year, due to an increase in R&G Financial's interest rate spread from 2.78% for the six months ended June 30, 1995 to 2.96% for the six months ended June 30, 1996, together with an increase in the ratio of average interest-earning assets to average interest-bearing liabilities from 104.68% to 104.92%, respectively. Net interest income increased by $2.1 million or 11.2% during 1995 due to an increase in the ratio of average interest-earning assets to average interest-bearing liabilities from 105.60% for 1994 to 106.50% for 1995, which was partially offset by a decline in R&G Financial's interest rate-spread from 3.24% for 1994 to 2.93% for 1995. Net interest income increased by $4.9 million or 34.3% during 1994 due to significant increases in the average balance of interest-earning assets, which compensated for a decrease in the ratio of average interest-earning assets to average interest-bearing liabilities from 106.08% for 1993 to 105.60% for 1994, as well as a decline in R&G Financial's interest rate spread from 3.66% for 1993 to 3.24% for 1994.

     The following table presents for R&G Financial for the periods indicated the total dollar amount of interest from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities expressed both in dollars and rates, and the net interest margin. The table does not reflect any effect of income taxes. All average balances are based on the average of month-end balances for R&G Mortgage and average daily balances for the Bank, in each case during the periods presented.



                                                                       Six Months Ended June 30,
                                                -------------------------------------------------------------------
                                                              1996                                   1995
                                                --------------------------------      ------------------------------
                                                                         Yield/                              Yield/
                                                Average                   Rate       Average                  Rate
                                                Balance     Interest     (1)(2)      Balance     Interest    (1)(2)
                                                --------    --------     ------      --------    --------    ------
                                                                             (Dollars in Thousands)
Interest-Earning Assets:
  Cash and cash equivalents(3)..........        $  42,916    $ 1,014        4.72%     $ 18,445    $   579       6.28%
  Investment securities held for
    trading.............................              278          7        5.04            --         --          --
  Investment securities available
    for sale............................           14,277        477        6.68            --         --          --
  Investment securities held to
    maturity............................            7,645        187        4.89         1,710         47        5.50
  Mortgage-backed securities held
    for trading.........................          127,748      4,261        6.67       140,573      4,498        6.40
  Mortgage-backed securities
    available for sale..................           45,803      1,666        7.27         8,082        352        8.71
  Mortgage-backed securities held
    to maturity.........................           40,783      1,246        6.11        83,540      2,762        6.61
  Loans receivable, net(4)(5)...........          557,744     25,367        9.10       348,962     15,995        9.17
  FHLB of New York stock................            3,822        121        6.33         2,668        105        7.87
                                                 --------    -------                  --------    -------
    Total interest-earning assets.......          841,016    $34,346        8.17%      603,980    $24,338        8.06%
Non-interest-earning assets.............           51,897    -------      ------        51,857    -------      ------
                                                 --------    -------      ------      --------    -------      ------
Total assets............................         $892,913                             $655,837
                                                 --------                             --------
                                                 --------                             --------
Interest-Bearing Liabilities:
Deposits................................         $533,774    $13,045        4.89%     $390,975    $ 9,769        5.00%
Securities sold under agreements
  to repurchase.........................           93,787      2,584        5.51       120,183      3,525        5.87
Notes payable...........................          106,183      2,796        5.27        44,868      1,318        5.88
Subordinated debt(6)....................            3,250        166       10.22         3,250        170       10.46
Other borrowings(7).....................           64,596      2,309        7.15        17,705        442        4.99
                                                 --------    -------                  --------    -------
   Total interest-bearing
     liabilities........................          801,590    $20,900        5.21%      576,981    $15,224        5.08%
Non-interest-bearing liabilities........           15,341    -------      ------        15,918    -------      ------
                                                 --------    -------      ------      --------    -------      ------
   Total liabilities....................          816,931                              592,899
Stockholder's equity....................           75,982                               62,938
                                                 --------                             --------
   Total liabilities and
     stockholder's equity...............         $892,913                             $655,837
                                                 --------                             --------
                                                 --------                             --------
Net interest income; interest rate
  spread(8).............................                     $13,446        2.96%                 $ 9,114        2.78%
                                                             -------      ------                  -------      ------
                                                             -------      ------                  -------      ------
Net interest margin(8)..................                                    3.20%                                3.02%
                                                                          ------                               ------
                                                                          ------                               ------
Average interest-earning assets to
  average interest-bearing
  liabilities...........................                                  104.92%                              104.68%
                                                                          ------                               ------
                                                                          ------                               ------



                                                                         Year Ended December 31,
                                                 -------------------------------------------------------------------
                                                               1995                                   1994
                                                 --------------------------------      ------------------------------
                                                                          Yield/                              Yield/
                                                 Average                   Rate       Average                  Rate
                                                 Balance     Interest     (1)(2)      Balance     Interest    (1)(2)
                                                 --------    --------     ------      --------    --------    ------
                                                                       (Dollars in Thousands)
Interest-Earning Assets:
  Cash and cash equivalents(3)..........         $ 10,000     $   605        6.05%    $  9,235    $   373        4.04%
  Investment securities held for
    trading.............................               --          --          --           --         --          --
  Investment securities available
    for sale............................               --          --          --           --         --          --
  Investment securities held to
    maturity............................           16,211         972        6.00        9,274        429        4.63
  Mortgage-backed securities held
    for trading.........................          130,184       8,595        6.60      143,090      9,301        6.50
 Mortgage-backed securities
    available for sale..................           16,006       1,193        7.45       33,357      2,449        7.34
  Mortgage-backed securities held
    to maturity.........................           72,173       4,841        6.71       34,791      2,206        6.34
  Loans receivable, net(4)(5)...........          405,784      37,078        9.14      318,155     27,465        8.63
  FHLB of New York stock................            2,976         227        7.63        1,852        141        7.61
                                                 --------     -------                 --------    -------
    Total interest-earning assets.......          653,334     $53,511        8.19%     549,754    $42,364        7.71%
Non-interest-earning assets.............           50,365     -------      ------       49,542    -------      ------
                                                 --------     -------      ------     --------    -------      ------
Total assets............................         $703,699                             $599,296
                                                 --------                             --------
                                                 --------                             --------
Interest-Bearing Liabilities:
Deposits................................         $431,833     $21,829        5.05     $340,461    $14,461        4.25%
Securities sold under agreements
  to repurchase.........................          107,026       6,437        6.01       97,572      4,417        4.53
Notes payable...........................           55,118       3,025        5.49       63,350      3,439        5.43
Subordinated debt(6)....................            3,250         339       10.43        3,250        331       10.18
Other borrowings(7).....................           16,201         609        3.76       15,920        578        3.63
                                                 --------     -------                 --------    -------
   Total interest-bearing
     liabilities........................          613,428     $32,239        5.26%     520,553    $23,226        4.46%
Non-interest-bearing liabilities........           29,093     -------      ------       25,992    -------      ------
                                                 --------     -------      ------     --------    -------      ------
   Total liabilities....................          642,521                              546,545
Stockholder's equity....................           61,178                               52,751
                                                 --------                             --------
   Total liabilities and
     stockholder's equity...............         $703,699                             $599,296
                                                 --------                             --------
                                                 --------                             --------
Net interest income; interest rate
  spread(8).............................                      $21,272        2.93%                $19,138        3.24%
                                                              -------      ------                 -------      ------
                                                              -------      ------                 -------      ------
Net interest margin(8)..................                                     3.26%                               3.48%
                                                                           ------                              ------
                                                                           ------                              ------
Average interest-earning assets to
  average interest-bearing
  liabilities...........................                                   106.50%                             105.60%
                                                                           ------                              ------
                                                                           ------                              ------

                                                      Year Ended December 31,
                                                -----------------------------------
                                                                1993
                                                -----------------------------------
                                                                             Yield/
                                                 Average                      Rate
                                                 Balance      Interest       (1)(2)
                                                ---------     --------      -------
                                                       (Dollars in Thousands)
Interest-Earning Assets:
  Cash and cash equivalents(3)..........         $ 11,094     $   310        2.79%
  Investment securities held for
    trading.............................               --          --          --
  Investment securities available
    for sale............................               --          --          --
  Investment securities held to
    maturity............................            4,029         182        4.52
  Mortgage-backed securities held
    for trading.........................          108,024       7,804        7.22
  Mortgage-backed securities
    available for sale..................            6,667         528        7.92
  Mortgage-backed securities held
    to maturity.........................           20,234       1,579        7.80
  Loans receivable, net(4)(5)...........          211,242      19,283        9.13
  FHLB of New York stock................            2,390         205        8.58
                                                 --------     -------
    Total interest-earning assets.......          363,680     $29,891        8.22%
                                                              -------      ------
                                                              -------      ------
Non-interest-earning assets.............           58,423
                                                 --------
Total assets............................         $422,103
                                                 --------
                                                 --------
Interest-Bearing Liabilities:
Deposits................................         $232,848     $10,365        4.45
Securities sold under agreements
  to repurchase.........................            4,515         274        6.07
Notes payable...........................           92,918       4,276        4.60
Subordinated debt(6)....................            3,250         355       10.92
Other borrowings(7).....................            9,314         368        3.95
                                                 --------     -------
   Total interest-bearing
     liabilities........................          342,845     $15,638        4.56%
                                                              -------      ------
                                                              -------      ------
Non-interest-bearing liabilities........           38,320
                                                 --------
   Total liabilities....................          381,165
Stockholder's equity....................           40,938
                                                 --------
   Total liabilities and
     stockholder's equity...............         $422,103
                                                 --------
                                                 --------
Net interest income; interest rate
  spread(8).............................                      $14,253        3.66%
                                                              -------      ------
                                                              -------      ------
Net interest margin(8)..................                                     3.92%
                                                                           ------
                                                                           ------
Average interest-earning assets to
  average interest-bearing
  liabilities...........................                                   106.08%
                                                                           ------
                                                                           ------


                                                       (FOOTNOTES ON FOLLOWING PAGE)

------------------------
(1) Yields and rates for the six months ended June 30, 1996 and 1995 have been annualized.

(2) At June 30, 1996, the yields earned and rates paid were as follows: cash and cash equivalents, 5.00%; investment securities held to maturity, 4.92%; investment securities available for sale, 6.12%; mortgage-backed securities held for trading, 6.61%; mortgage loans available for sale, 7.94%; loans receivable, net, 8.77%; FHLB of New York stock, 6.25%; total interest-earning assets, 7.96%; deposits, 5.02%; securities sold under agreements to repurchase, 4.52%; notes payable, 5.26%; other borrowings, 6.10%; subordinated debt, 9.94%; total interest-bearing liabilities, 5.33%; interest rate spread, 2.63%.

(3) Comprised of cash and due from banks, securities purchased under agreements to resell, time deposits with other banks and federal funds sold.

(4)  Includes mortgage loans held for sale and non-accrual loans.

(5)  Loan fees amounted to $488,000, $292,000, $639,000, $472,000 and $211,000
     during the six months ended June 30, 1996 and 1995 and the years ended December 31, 1995, 1994 and 1993, respectively or 1.80%, 1.49%, 1.37%,
     1.28% and 0.78% of interest income on loans during such respective periods.


(6) Represents a seven-year subordinated capital note of the Bank issued in 1991, which is subject to an annual sinking fund requirement. See "Business of R&G Financial -- Sources of Funds -- Borrowings" and Note 15 of R&G Financial's Notes to Consolidated Financial Statements.

(7) Comprised of long-term debt, advances from the FHLB of New York and other secured borrowings. See "Business of R&G Financial -- Sources of Funds -- Borrowings" and Notes 12 to 14 of R&G Financial's Notes to Consolidated Financial Statements.

(8) Interest rate spread represents the difference between R&G Financial's weighted average yield on interest-earning assets and the weighted average rate on interest-bearing liabilities. Net interest margin represents net interest income as a percent of average interest-earning assets.

     The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected R&G Financial's interest income and interest expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume), and (iii) total change in rate and volume. The combined effect of changes in both rate and volume has been allocated in proportion to the absolute dollar amounts of the changes due to rate and volume.

                                          Six Months Ended June 30,                       Year Ended December 31,
                                       -------------------------------  ----------------------------------------------------------
                                                1996 vs. 1995                   1995 vs. 1994                1994 vs. 1993
                                       -------------------------------  -----------------------------  ---------------------------
                                            Increase                       Increase                      Increase
                                           (Decrease)                     (Decrease)                     (Decrease)
                                             Due to            Total        Due to            Total        Due to         Total
                                       ------------------    Increase   ---------------     Increase   ---------------   Increase
                                        Rate       Volume   (Decrease)   Rate    Volume    (Decrease)   Rate   Volume   (Decrease)
                                       -------   --------   ----------  ------   -------   ----------  ------ --------  ----------
                                                                         (Dollars in Thousands)
 Interest-Earning Assets:
   Cash and cash equivalents(1)......  $(333)    $   768    $   435     $  201   $    31   $   232     $   115   $   (52)  $    63
   Investment securities held
    for trading......................     --           7          7         --        --        --          --        --        --
   Investment securities available
    for sale.........................     --         477        477         --        --        --          --        --        --
   Investment securities held to
    maturity.........................    (23)        163        140        222       321       543          10       237       247

   Mortgage-backed securities
    held for trading.................    173        (410)      (237)       133      (839)     (706)     (1,036)    2,533     1,497
   Mortgage-backed securities
    held to maturity.................   (102)     (1,414)    (1,516)       265     2,370     2,635         299     1,136       627
   Mortgage-backed securities
    available for sale...............   (329)      1,643      1,314         18    (1,274)   (1,256)       (193)    2,114     1,921
   Loans receivable, net(4)..........   (198)      9,570      9,372      2,048     7,565     9,613      (1,577)    9,759     8,182
   FHLB of New York stock............    (29)         45         16         --        86        86         (18)      (46)      (64)
                                       -----     -------    -------     ------   -------   -------     -------   -------   -------
     Total interest-earning assets...  $(841)    $10,849     10,008     $2,887   $ 8,260    11,147     $ 2,998   $15,681    12,473
                                       -----     -------    -------     ------   -------   -------     -------   -------   -------
                                       -----     -------                ------   -------               -------   -------

 Interest-Bearing Liabilities:
   Deposits..........................  $(292)    $ 3,568    $ 3,276     $3,487   $ 3,881   $ 7,368     $  (694)  $ 4,790   $ 4,096
   Securities sold under agreements
    to repurchase....................   (167)       (774)      (941)     1,592       428     2,020      (1,504)    5,647     4,143
            Notes payable............   (323)      1,801      1,478         33      (447)     (414)        524    (1,361)     (837)
   Subordinated debt(2)..............     (4)         --         (4)         8        --         8         (24)       --       (24)
   Other borrowings(3)...............    696       1,171      1,867         21        10        31         (51)      261       210
                                       -----     -------    -------     ------   -------   -------     -------   -------   -------
    Total interest-bearing
     liabilities.....................  $ (90)     $5,766      5,676     $5,141   $ 2,134     9,013     $(1,749)  $ 9,337     7,588
                                       -----     -------    -------     ------   -------   -------     -------   -------   -------
                                       -----     -------                ------   -------               -------   -------
   Increase (decrease) in net
    interest income..................                       $ 4,332                        $ 2,235                         $ 4,885
                                                            -------                        -------                         -------
                                                            -------                        -------                       -------


                                                                                            (FOOTNOTES ON FOLLOWING PAGE)

                                                               33


------------------------
(1) Comprised of cash and due from banks, securities purchased under agreements to resell, time deposits with other banks and federal funds sold.

(2) Represents a seven-year subordinated capital note of the Bank issued in 1991, which is subject to an annual sinking fund requirement. See
     "Business of R&G Financial -- Sources of Funds - Borrowings" and Note 15 of R&G Financial's Notes to Consolidated Financial Statements.

(3) Comprised of long-term debt, advances from the FHLB of New York and other secured borrowings. See "Business of R&G Financial -- Sources of Funds -- Borrowings" and Notes 12 to 14 of R&G Financial's Notes to Consolidated Financial Statements.


(4)  Includes mortgage loans held for sale.


     INTEREST INCOME. Total interest income increased by $10.0 million or 41.1% during the six months ended June 30, 1996, as compared to the same period in the prior year, and increased by $11.1 million or 26.3% and $12.5 million or 41.7% during the years ended December 31, 1995 and 1994, respectively. Interest income on loans, the largest component of R&G Financial's interest-earning assets, increased by $9.1 million or 44.7% during the six months ended June 30, 1996, as compared to the same period in the prior year, and increased by $9.6 million or 35.0% and $8.2 million or 42.4% during 1995 and 1994, respectively. Such increases were primarily the result of increases in the average balance of loans receivable of $208.8 million, $87.6 million and $106.9 million during the six months ended June 30, 1996 and the years ended December 31, 1995 and 1994, respectively. One of R&G Financial's strategies in recent years has been to grow R&G Financial's loans held for investment. See "Business of R&G Financial - Lending Activities of the Bank."

     Interest income on mortgage-backed and investment securities (which, for purposes of this discussion, includes securities held for trading, available for sale and held to maturity) increased by $185,000 or 2.4% during the six months ended June 30, 1996, as compared to the same period in the prior year, and increased by $1.2 million or 8.5% and $4.3 million or 42.5% during the years ended December 31, 1995 and 1994, respectively. The increase in interest income on mortgage-backed and investment securities during the six months ended June 30, 1996 was due primarily to an increase in the average balance of investment securities of $20.5 million, which was partially offset by a $17.9 million decrease in the average balance of mortgage-backed securities during the period. The increase in investment securities reflects the purchase of tax-free short- and medium-term securities, which were funded with the proceeds from the sale of mortgage-backed securities. The increase in interest income on mortgage-backed and investment securities during 1995 was primarily due to a $37.4 million increase in the average balance of mortgage-backed securities held to maturity, which was largely offset by decreases of $17.4 million and $12.9 million in the average balance of mortgage-backed securities available for sale and held for trading, which was attributable to sales in the secondary market in response to favorable market conditions. The increase in interest income on mortgage-backed and investment securities during 1994 was primarily due to a $76.3 million increase in the average balance of mortgage-backed securities, which was partially offset by a decrease in the average yield earned on mortgage-backed securities.

     Interest income on cash and cash equivalents (consisting of cash and due from banks, securities purchased under agreements to resell, certificates of deposit with other financial institutions and federal funds sold) increased by $435,000 or 75.1% during the six months ended June 30, 1996, as compared to the same period in the prior year, and increased by $232,000 or 62.2% and $63,000 or 20.3% during the years ended December 31, 1995 and 1994, respectively. The increases during the six months ended June 30, 1996 reflected the increase in the average balance of $24.5 million, which was partially offset by a decrease in the yield from 6.2% to 4.7%. The increases in interest earned on money market investments during 1995 and 1994 were due primarily to increases in the average yield earned thereon of 201 basis points and 125 basis points, respectively. The fluctuations in yields earned by R&G Financial on its money market investments reflect the general fluctuations in short-term market rates of interest during the periods presented.

     INTEREST EXPENSE. Total interest expense increased by $5.7 million or 37.3% during the six months ended June 30, 1996, as compared to the same period in the prior year, and increased by $9.0 million or 38.8% and by $7.6 million or 48.5% during the years ended December 31, 1995 and 1994, respectively. Interest expense on deposits, the largest component of R&G Financial's interest-bearing liabilities, increased by $3.3 million or 33.5% during the six months ended June 30, 1996, as compared to the same period in the prior year, and increased by $7.4 million or 51.0% and $4.1 million or 39.5% during the years ended December 31, 1995 and 1994, respectively. The increases in interest expense on deposits during the six months ended June 30, 1996 and the years ended December 31, 1995 and 1994 were primarily due to increases in the average balance of deposits of $142.8 million, $91.4 million and $107.6 million during such respective periods. In June 1995, the Bank acquired $77.2 million in deposits from a commercial bank. In addition, in June 1993, the Bank acquired $46.4 million in deposits in connection with its acquisition of a federally chartered savings institution. During 1995, the average rate paid on deposits increased by 80 basis points as a result of a general increase in market rates of interest.

     Interest expense on reverse repurchase agreements decreased by $941,000 or 26.7% during the six months ended June 30, 1996, as compared to the same period in the prior year, and increased significantly by $2.0 million and $4.1 million during the years ended December 31, 1995 and 1994, respectively. The increase in interest expense on reverse repurchase agreements during 1995 was due primarily to an increase in the average rate paid thereon of 148 basis points, while the increase in such expense during 1994 was due primarily to a $93.1 million increase in the average balance of such borrowings outstanding.

R&G Financial generally uses reverse repurchase agreements to repay warehouse lines of credit which are used to fund loan originations. The reverse repurchase agreements are collateralized by mortgage-backed securities held for trading. The fluctuations in the average balance of reverse repurchase agreements during the periods presented is therefore a function both of the amount of originations by R&G Financial as well as the level of mortgage-backed securities held for trading which are available to collateralize such agreements.

     Interest expense on notes payable (consisting of warehouse lines of credit and promissory notes) increased by $1,478,000 or 112.1% during the six months ended June 30, 1996, as compared to the same period in the prior year, decreased by $414,000 or 12.0% during the year ended December 31, 1995 and decreased by $837,000 or 19.6% during the year ended December 31, 1994. The increase during the six months ended June 30, 1996 was due to a $61.3 million increase in the average balance of notes payable, as the Bank used 936 Notes to fund increased consumer and commercial lending, while the decrease during the year ended December 31, 1995 was primarily due to an $8.2 million decrease in the average balance of the 936 Notes. The decrease in interest expense on notes payable during 1994 was due to the $29.6 million decline in the average balance of such borrowings, which reflected the general decline in mortgage loan origination activity when compared to the levels experienced in 1993.

     Interest expense on other borrowings (consisting of long-term notes payable, subordinated notes, advances from the FHLB of New York and other secured borrowings) increased by $1,867,000 or 422.40% during the six months ended June 30, 1996, as compared to the same period in the prior year, increased by $39,000 or 4.3% during the year ended December 31, 1995 and increased by $186,000 or 25.7% during the year ended December 31, 1994. The increase during the six months ended June 30, 1996 was primarily due to a $46.9 million increase in the average balance of such borrowings together with a 216 basis point increase in the average rate paid thereon. The increase in interest expense on other borrowings during 1995 was due primarily to an increase in the average rate paid thereon, while the increase in such interest expense during 1994 primarily reflected the $6.6 million increase in the average balance of other borrowings (primarily FHLB advances).

     PROVISION FOR LOAN LOSSES. The provision for loan losses is charged to earnings to bring the total allowance to a level considered appropriate by management based on R&G Financial's loss experience, current delinquency data, known and inherent risks in the portfolio, the estimated value of any underlying collateral and an assessment of current economic conditions. While management endeavors to use the best information available in making its evaluations, future allowance adjustments may be necessary if economic conditions change substantially from the assumptions used in making the initial evaluations.

     R&G Financial made provisions (reductions) to its allowance for loan losses of $357,000, $(50,000) and $950,000 during the six months ended June 30, 1996 and 1995 and the year ended December 31, 1995. R&G Financial did not establish any provisions for loan losses during 1994 or 1993 due, in part, to the Bank's acquisition of a federally chartered savings institution in June 1993 and, in connection therewith, the acquisition of $1.7 million of reserves of such institution. The $950,000 provision during 1995 reflected R&G Financial's increased consumer loan originations and an increase in loan charge-offs related thereto. Although R&G Financial's allowance for loan losses as a percentage of total loans and total non-performing loans has declined since December 31, 1993, management believes that its allowance for loan losses at June 30, 1996, was adequate based upon, among other things, the significant level of single-family residential loans within R&G Financial's portfolio (as compared to commercial real estate, commercial business and consumer loans, which are considered by management to carry a higher degree of credit risk) and the low level of loan charge-offs with respect to R&G Financial's loan portfolio. Nevertheless, there can be no assurances that additions to such allowance will not be necessary in future periods, particularly if the growth in R&G Financial's commercial real estate, commercial business and consumer lending continues.

     OTHER INCOME. The following table sets forth information regarding other income for the periods shown.

                                                          Six Months
                                                         Ended June 30,       Year Ended December 31,
                                                    ----------------------- ---------------------------
                                                        1996       1995      1995       1994       1993
                                                    ---------   ----------- -------- --------  --------
                                                                        (In Thousands)
Net gain (loss) on sale of loans...................   $3,992     $2,210    $6,262    $(1,349)   $29,026
Unrealized gain (loss) on trading securities.......     (621)     2,295     2,122     (4,465)        --
Change in provision for cost in excess of market
 value of loans held for sale......................       --         70       856       (856)        --
Net gain on sale of investments....................      329         --        --         --        394
Net gain on trading account........................      587         --        --         --         --
Loan administration and servicing fees.............    6,496      5,235    11,030     11,046      9,326
Gain on sale of servicing rights...................       --         --        --      2,915         --
Service charges, fees and other....................    1,819      1,251     3,172      2,523      1,179
                                                     -------    -------   -------    -------    -------
 Total other income................................  $12,602    $11,061   $23,442    $ 9,814    $39,925
                                                     -------    -------   -------    -------    -------
                                                     -------    -------   -------    -------    -------

     Total other income increased by $1.5 million or 13.9% during the six months ended June 30, 1996, as compared to the same period in the prior year, increased by $13.6 million or 138.9% during the year ended December 31, 1995 and decreased by $30.1 million or 75.4% during the year ended December 31, 1994. Net gain (loss) on sale of loans amounted to $4.0 million, $2.2 million, $6.3 million, $(1.3) million and $29.0 million during the six months ended June 30, 1996 and 1995 and the years ended December 31, 1995, 1994 and 1993, respectively. Net gain (loss) on sale of loans reflects the income generated from R&G Financial's origination and purchase of single-family residential real estate loans and the subsequent securitization and sale of such loans. During the year ended December 31, 1995, the adoption of SFAS No. 122 had the effect of increasing net gain on sales of loans by approximately $1.6 million. See Note 1 of R&G Financial's Notes to Consolidated Financial Statements. During the six months ended June 30, 1996 and 1995 and the years ended

December 31, 1995, 1994 and 1993, R&G Mortgage originated and purchased $222.2 million, $162.3 million, $362.4 million, $499.1 million and $851.9 million, respectively, and sold $91.8 million, $82.6 million, $232.4 million, $368.1 million and $604.1 million of mortgage loans, respectively. In addition, the Bank sold $5.0 million, $12.2 million, $75.1 million, $26.8 million and $89.3 million of loans from its portfolio during such respective periods. The significant level of loan originations and sales (by both parties) during 1993 reflected the low level of mortgage interest rates which prevailed during the year and which stimulated demand for refinancing of existing mortgage loans. The decrease in loan origination, purchase and sale activity during 1994 as compared to 1993 was due to the rise in interest rates experienced during the second half of 1994 and the resultant decline in refinancing activity. The continued weakness in refinancing activity during 1995 and the first six months of 1996 reflects the stabilization of interest rates following the unusually high refinancing activity experienced during 1993. As R&G Financial's results of operations indicate, R&G Financial's mortgage banking operations are highly dependent upon market and economic conditions.

     During the six months ended June 30, 1996 and 1995 and the years ended December 31, 1995 and 1994, R&G Financial recognized unrealized gains (losses) with respect to securities held for trading of $(621,000), $2.3 million, $2.1 million and $(4.5) million, respectively. Such gains and losses reflect fluctuations in the market value of primarily FHA and VA loans which have been securitized into GNMA mortgage-backed securities and are being held for sale either to institutions in the secondary market or private investors through the Bank's Trust Department. In addition, during the six months ended June 30, 1996, R&G Financial recognized $587,000 of net gains on trading activities and from hedge positions on certain investment securities available for sale. See "Business of R&G Financial -- Investment Activities -- General." At June 30, 1996, securities held for trading amounted to $137.6 million.

     During the year ended December 31, 1994, R&G Financial established an $856,000 provision to reflect a decline in the market value of loans held for sale as a result of the increase in market rates of interest which occurred during the second half of the year. During the first three months of 1995, market rates of interest continued to increase and R&G Financial established an additional $225,000 provision to reflect the further decline in the market value of loans held for sale. During the year ended December 31, 1995, market rates of interest subsequently declined and R&G Financial was able to sell such mortgage loans without recognizing any losses. As a result, R&G Financial reversed the prior $856,000 provision during the year ended December 31, 1995.

     During the six months ended June 30, 1996 and 1995 and the years ended December 31, 1995, 1994 and 1993, R&G Financial recognized loan administration and servicing fees (consisting of loan servicing fees) of $6.5 million, $5.2 million, $11.0 million, $11.0 million and $9.3 million, respectively. The increase in loan administration and servicing fees since 1993 reflects the increase in R&G Financial's loan servicing portfolio from 42,041 loans with an aggregate principal balance of $2.00 billion at December 31, 1993 to 50,069 loans with an aggregate principal balance of $2.5 billion at June 30, 1996.

     Service charges, fees and other amounted to $1.8 million, $1.3 million, $3.2 million, $2.5 million and $1.2 million during the six months ended June 30, 1996 and 1995 and the years ended December 31, 1995, 1994 and 1993, respectively. The $568,000 or 45.4% increase during the six months ended June 30, 1996 over the prior comparable period was primarily attributable to increased service charges from deposit accounts, primarily associated with the 1995 branch acquisition. The $649,000 or 25.7% increase during 1995 was primarily due to increased service charges in the 1995 branch acquisition plus other fee income from increases in the loan portfolio, while the $1.3 million or 114% increase during 1994 was primarily attributable to fees on deposits and loans acquired in the 1993 thrift acquisition.

     OPERATING EXPENSES. The following table sets forth certain information regarding operating expenses for the periods shown.

                                            Six Months
                                           Ended June 30,      Year Ended December 31,
                                        ------------------  ----------------------------
                                           1996      1995      1995      1994      1993
                                        --------  --------  --------  --------  --------
                                                         (In Thousands)
Employee compensation and benefits....  $ 5,955   $ 3,364   $ 8,284   $ 5,252   $ 8,590
Office occupancy and equipment........    2,895     2,010     4,711     4,488     3,395
Other administrative and general......    6,516     6,378    13,731    13,269    14,561
                                        -------   -------   -------   -------   -------
 Total operating expenses.............  $15,366   $11,752   $26,726   $23,009   $26,546
                                        -------   -------   -------   -------   -------
                                        -------   -------   -------   -------   -------

     Total operating expenses increased by $3.6 million or 30.8% during the six months ended June 30, 1996, as compared to the same period in the prior year, increased by $3.7 million or 16.2% during the year ended December 31, 1995 and decreased by $3.5 million or 13.3% during the year ended December 31, 1994. The increase in total operating expenses during the six months ended June 30, 1996 was primarily due to increases in each major category. The 1995 branch acquisition was the primary reason for the increases in compensation and benefits and occupancy expenses during the 1996 six month period. The decrease in total operating expenses during 1994 was primarily due to decreases in employee compensation and benefits and other administrative and general expenses, which were partially offset by an increase in office occupancy and equipment expense.

     Employee compensation and benefits expense amounted to $6.0 million, $3.4 million, $8.3 million, $5.3 million and $8.6 million during the six months ended June 30, 1996 and 1995 and the years ended December 31, 1995, 1994 and 1993, respectively. The $2.6 million or 77.0% increase in such expense during the six months ended June 30, 1996 was due to an increase in employees as a result of the Bank's June 1995 branch acquisition, while the $3.3 million or 38.9% decrease in such expense during the year ended December 31, 1994 was due to reductions in employees as the result of the significant decrease in loan production from the levels experienced in 1993.

     Office occupancy and equipment expense amounted to $2.9 million, $2.0 million, $4.7 million, $4.5 million and $3.4 million during the six months ended June 30, 1996 and 1995 and the years ended December 31, 1995, 1994 and 1993, respectively. The $885,000 or 44.0% increase in such expense recognized by R&G Financial during the six months ended June 30, 1996 reflects the Bank's acquisition in June 1995 of six branch offices (after closing and consolidating one branch office) from a local commercial bank. The $1.1 million or 32.2% increase in such expense during 1994 was due primarily to the Bank's acquisition in June 1993 of an unrelated savings institution and, in connection therewith, the acquisition of three branch offices.

     Other administrative and general expenses, which consist primarily of advertising, license and property taxes, amortization of servicing, insurance, telephone, printing and supplies and other miscellaneous expenses, amounted to $6.5 million, $6.4 million, $13.7 million, $13.3 million and $14.6 million during the six months ended June 30, 1996 and 1995 and the years ended December 31, 1995, 1994 and 1993, respectively. The $138,000 or 2.2% increase in such expense during the six months ended June 30, 1996 was primarily the result of general growth in the operations of R&G Financial and the addition of new products and services offered, while the $1.3 million or 8.9% decrease in such expense during 1994 was primarily due to decreases in promotional expenses and amortization of servicing acquired, which reached its highest level in 1993 due to the volume of new loan originations and refinancings.

     INCOME TAXES. R&G Financial's income tax provision amounted to $3.8 million during the six months ended June 30, 1996, as compared to $2.9 million during the same respective period in the prior year. On June 29, 1996, R&G Mortgage and the Puerto Rico Treasury Department settled all taxes due for the years 1989 through and including 1992 which were under audit. The settlement reached was for $1.6 million. The effect of this settlement was to record additional income tax expense during the six months ended June 30, 1996 of $450,000. The remainder of the settlement was reserved for during prior periods. See also Note 29 of R&G Financial's Notes to Consolidated Financial Statements. R&G Financial's effective tax rate amounted to 37.0% during the six months ended June 30, 1996, as compared to 33.9% during the same respective period in the prior year.

     R&G Financial incurred income tax expense of $5.9 million, $856,000 and $9.6 million during the years ended December 31, 1995, 1994 and 1993, respectively. R&G Financial's effective tax rate amounted to 34.3%, 14.4% and 34.8%, during such respective periods. R&G Financial's low effective tax rate during 1994 was due primarily to the recognition of a deferred tax benefit of $1.7 million during the year.

     Effective January 1, 1994, R&G Financial changed its method of accounting for its mortgage-backed and investment securities pursuant to the terms of SFAS No. 115. The cumulative effect of this change in accounting principle resulted in the recognition of $866,000 of unrealized gains with respect to R&G Financial's securities portfolio during the year ended December 31, 1994.

SUBSEQUENT EVENT

     On August 29, 1996 as a result of a review of its loan portfolio, management of the Bank became aware of certain potential loan losses related to the operation of its insurance premiums financing business and began an intensive investigation. The Bank believes that there were irregularities with respect to the origination and administration of a number of loans in contravention of established Bank policies by the former loan officer in charge of the department and has also notified the appropriate regulatory enforcement authorities. While the Bank's investigation is in its early stages, management is in the process of reviewing the collectibility of the loans in question and believes, based on information available to date, that its maximum loss exposure is $3.2 million, which does not take into consideration recovery efforts already initiated with existing obligors. While management presently is not able to estimate its actual loss exposure, management plans to continue to review its portfolio and to increase its reserve for loan losses during the third quarter. Furthermore, management believes that the claims which it will submit pursuant to its fidelity insurance policy will ultimately result in the recovery of a substantial portion of the amounts not recoverable from existing obligors.

LIQUIDITY AND CAPITAL RESOURCES

     LIQUIDITY. Liquidity refers to R&G Financial's ability to generate sufficient cash to meet the funding needs of current loan demand, savings deposit withdrawals, principal and interest payments with respect to outstanding borrowings and to pay operating expenses. It is management's policy to maintain greater liquidity than required in order to be in a position to fund loan purchases and originations, to meet withdrawals from deposit accounts, to make principal and interest payments with respect to outstanding borrowings and to make investments that take advantage of interest rate spreads. R&G Financial monitors its liquidity in accordance with guidelines established by R&G Financial and applicable regulatory requirements. R&G Financial's need for liquidity is affected by loan demand, net changes in deposit levels and the scheduled maturities of its borrowings. R&G Financial can minimize the cash required during the times of heavy loan demand by modifying its credit policies or reducing its marketing efforts. Liquidity demand caused by net reductions in deposits are usually caused by factors over which R&G Financial has limited control. R&G Financial derives its liquidity from both its assets and liabilities. Liquidity is derived from assets by receipt of interest and principal payments and prepayments, by the ability to sell assets at market prices and by utilizing unpledged assets as collateral for borrowings. Liquidity is derived from liabilities by maintaining a variety of funding sources, including deposits, advances from the FHLB of New York and other short and long-term borrowings.

     R&G Financial's liquidity management is both a daily and long-term function of funds management. Liquid assets are generally invested in short-term investments such as securities purchased under agreements to resell, federal funds sold and certificates of deposit in other financial institutions. If R&G Financial requires funds beyond its ability to generate them internally, various forms of both short and long-term borrowings provide an additional source of funds. At June 30, 1996, R&G Financial had $39.5 million in borrowing capacity under unused warehouse lines of credit and $39.0 million in borrowing capacity under a line of credit with the FHLB of New York. R&G Financial has generally not relied upon brokered deposits as a source of liquidity, and does not anticipate a change in this practice in the foreseeable future.

     At June 30, 1996, R&G Financial had outstanding commitments (including unused lines of credit) to originate and/or purchase mortgage and non-mortgage loans of $374.0 million. Certificates of deposit which are scheduled to mature within one year totalled $273.1 million at June 30, 1996, and borrowings that are scheduled to mature within the same period amounted to $202.6 million. R&G Financial anticipates that it will have sufficient funds available to meet its current loan commitments.

     CAPITAL RESOURCES. The FDIC's capital regulations establish a minimum 3.0% Tier I leverage capital requirement for the most highly-rated state-chartered, non-member banks, with an additional cushion of at least 100 to 200 basis points for all other state-chartered, non-member banks, which effectively will increase the minimum Tier I leverage ratio for such other banks to 4.0% to 5.0% or more. Under the FDIC's regulations, the highest-rated banks are those that the FDIC determines are not anticipating or experiencing significant growth and have well diversified risk, including no undue interest rate risk exposure, excellent asset quality, high liquidity, good earnings and, in general, which are considered a strong banking organization and are rated composite 1 under the Uniform Financial Institutions Rating System. Leverage or core capital is defined as the sum of common stockholders' equity (including retained earnings), noncumulative perpetual preferred stock and related surplus, and minority interests in consolidated subsidiaries, minus all intangible assets other than certain qualifying supervisory goodwill and certain purchased mortgage servicing rights.

     The FDIC also requires that banks meet a risk-based capital standard. The risk-based capital standard for banks requires the maintenance of total capital (which is defined as Tier I capital and supplementary (Tier 2) capital) to risk weighted assets of 8%. In determining the amount of risk-weighted assets, all assets, plus certain off balance sheet assets, are multiplied by a risk-weight of 0% to 100%, based on the risks the FDIC believes are inherent in the type of asset or item. The components of Tier I capital are equivalent to those discussed above under the 3% leverage capital standard. The components of supplementary capital include certain perpetual preferred stock, certain mandatory convertible securities, certain subordinated debt and intermediate preferred stock and general allowances for loan and lease losses. Allowance for loan and lease losses includable in supplementary capital is limited to a maximum of 1.25% of risk-weighted assets. Overall, the amount of capital counted toward supplementary capital cannot exceed 100% of core capital. At June 30, 1996, the Bank met each of its capital requirements, with Tier I leverage capital, Tier I risk-based capital and total risk-based capital ratios of 6.09%, 10.04% and 11.02%, respectively.

     In addition, the Federal Reserve Board has promulgated capital adequacy guidelines for bank holding companies which are substantially similar to those adopted by FDIC regarding state-chartered banks, as described above. R&G Financial is currently in compliance with such regulatory capital requirements. For additional information concerning the capital requirements of R&G Financial and Bank, see "Regulation -- R&G Financial -- Capital Requirements" and "-- The Bank -- Capital Requirements."

INFLATION AND CHANGING PRICES

     R&G Financial's Consolidated Financial Statements and related data presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars (except with respect to securities which are carried at market value), without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, substantially all of the assets and liabilities of R&G Financial are monetary in nature. As a result, interest rates have a more significant impact on R&G Financial's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services.

RECENT ACCOUNTING PRONOUNCEMENTS

     Set forth below are recent accounting pronouncements which may have a future effect on R&G Financial's operations. These pronouncements should be read in conjunction with the significant accounting policies which R&G Financial has adopted that are set forth in R&G Financial's Notes to Consolidated Financial Statements.

     In October 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123, "Accounting for Stock-Based Compensation," establishing financial accounting and reporting standards for stock-based employee compensation plans. This Statement encourages all entities to adopt a new method of accounting to measure compensation cost of all employee stock compensation plans based on the estimated fair value of the award at the date it is granted. Companies are, however, allowed to continue to measure compensation cost for those plans using the intrinsic value based method of accounting, which generally does not result in compensation expense recognition for most plans. Companies that elect to remain with the existing accounting are required to disclose in a footnote to the financial statements pro forma net income, and if presented, earnings per share, as if this Statement had been adopted. The accounting requirements of this Statement are effective for transactions entered into during fiscal years that begin after December 15, 1995; however, companies are required to disclose information for awards granted in their first fiscal year beginning after December 15, 1994. R&G Financial adopted a Stock Option Plan in June 1996 and made initial awards thereunder in conjunction with R&G Financial's initial public offering in August 1996. See "Management - Benefits - Stock Option Plan."

     In June 1996, the FASB issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities." Pursuant to SFAS No. 125, after a transfer of financial assets, an entity would be required to recognize all financial assets and servicing it controls and liabilities it has incurred and, conversely, would not be required to recognize financial assets when control has been surrendered and liabilities when extinguished. SFAS No. 125 provides standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. SFAS No. 125 will be effective with respect to the transfer and servicing of financial assets and the extinguishment of liabilities occurring after December 31, 1996, with earlier application prohibited. R&G Financial has not completed an analysis of the potential effects of this Statement on R&G Financial's financial condition or results of operations.

                           BUSINESS OF R&G FINANCIAL

GENERAL

     R&G Mortgage and the Bank have historically been primarily engaged in a wide range of real estate secured lending activities, including the origination, servicing, purchase and sale of mortgages on single-family residences, the issuance and sale of various mortgage-backed and related securities and the holding and financing of mortgage loans and mortgage-backed and related securities for sale or investment. The Bank also originates for its portfolio commercial real estate loans, construction loans, commercial business loans and consumer loans. Finally, the Bank provides trust and investment services. R&G Mortgage and the Bank both compete for business in Puerto Rico primarily by providing a wide range of financial services to its customers. With the consummation of the Bank Stockholder Exchange Transaction, R&G Financial, as the holding company of R&G Mortgage and the Bank, will continue to direct its business efforts toward meeting the complete banking and financial needs of the customers of R&G Mortgage and the Bank.

     R&G Mortgage is engaged primarily in the business of originating first and second mortgage loans on single family residential properties secured by real estate which are either insured by the FHA or guaranteed by the VA. R&G Mortgage also originates conforming conventional single-family residential loans which are neither insured by the FHA nor guaranteed by the VA. Non-conforming conventional loans and consumer loans, primarily all of which are secured by real estate, are also originated by R&G Mortgage for portfolio retention by the Bank. R&G Mortgage has become one of the largest originators of loans secured by single-family residential properties in Puerto Rico, second only to First Financial Caribbean Corporation.

     R&G Mortgage pools FHA/VA loans into mortgage-backed securities which are guaranteed by the GNMA, which securities are sold to securities broker dealers and other investors. Conventional loans may either be sold directly to agencies such as the FNMA and the FHLMC or to private investors, or which may be pooled into FNMA- or FHLMC-backed mortgage-backed securities which are generally sold to investors. R&G Mortgage generally retains the servicing function with respect to the loans which have been securitized and sold. R&G Mortgage is subject to regulation and examination by the FHA, FNMA, FHLMC, GNMA, VA, HUD and the OCFI.

     The Bank's principal business consists of attracting deposits from the general public and tax-advantaged funds from eligible Puerto Rico corporations and using such deposits, together with funds obtained from other sources, to originate (through R&G Mortgage) and purchase loans secured primarily by residential real estate in Puerto Rico, and to purchase mortgage-backed and other securities. To a lesser extent but with increasing emphasis over the past few years, the Bank also originates consumer loans, commercial business loans and loans secured by commercial real estate. Such loans offer higher yields, are generally for shorter terms and facilitate the Bank's provision of a full range of financial services to its customers. The Bank also offers trust services through its Trust Department.
The Bank's deposits are insured by the FDIC and it is regulated and examined by the FDIC as its primary federal regulatory agency as well as by the OCFI as its state chartering authority.

MORTGAGE BANKING ACTIVITIES

     LOAN ORIGINATIONS, PURCHASES AND SALES. During the six months ended June 30, 1996 and the years ended December 31, 1995, 1994 and 1993, R&G Mortgage originated a total of $226.4 million, $322.7 million, $488.1 million and $834.7 million of loans, respectively. These aggregate originations include loans originated by R&G Mortgage directly for the Bank of $116.1 million, $156.3 million, $142.6 million and $180.8 million during the six months ended June 30, 1996 and the years ended December 31, 1995, 1994 and 1993, respectively, or 51%, 48%, 29% and 22%, respectively, of total originations. The loans originated by R&G Mortgage for the Bank are comprised primarily of conventional residential loans and, to a lesser extent, consumer loans, most of which are secured by real estate.

     R&G Mortgage is engaged to a significant extent in the origination of FHA-insured and VA-guaranteed single-family residential loans which are primarily securitized into GNMA mortgage-backed securities and sold to institutional and/or private investors in the secondary market. During the six months ended June 30, 1996 and the years ended December 31, 1995, 1994 and 1993, R&G Mortgage originated $100.6 million, $154.9 million, $332.4 million and $614.2 million, respectively, of FHA/VA loans, which represented 44.4%, 48.0%, 68.1% and 73.6%, respectively, of total loans originated during such respective periods.

     R&G Mortgage also originates conventional single-family residential loans which are either insured by private mortgage insurers or do not exceed 80% of the appraised value of the mortgaged property. During the six months ended June 30, 1996 and the years ended December 31, 1995, 1994 and 1993, R&G Mortgage originated $115.5 million, $151.9 million, $155.7 million and $220.5 million, respectively, of conventional single-family residential mortgage loans. Substantially all conforming conventional single-family residential loans are securitized and sold in the secondary market while substantially all non-conforming conventional single-family residential loans are originated by R&G Mortgage on behalf of the Bank and either held by the Bank in its portfolio or subsequently securitized by R&G Mortgage and sold in the secondary market.

     Non-conforming loans generally consist of loans which, primarily because of size or other underwriting technicalities which may be cured through seasoning, do not satisfy the guidelines for resale of FNMA, FHLMC, GNMA and other private secondary market investors at the time of origination. Management believes that these loans are essentially of the same credit quality as conforming loans. During the six months ended June 30, 1996 and the years ended December 31, 1995, 1994 and 1993, non-conforming conventional loans represented approximately 49%, 43%, 29% and 21%, respectively, of R&G Mortgage's total volume of mortgage loans originated, substantially all of which were originated by R&G Mortgage on behalf of the Bank. During the six months ended June 30, 1996 and the years ended December 31, 1995, 1994 and 1993, 99.7%, 81.0%, 92.4% and 97.1% of loans originated by R&G Mortgage on behalf of the Bank consisted of single-family residential loans during such respective periods. R&G Mortgage originates single-family residential, construction and commercial real estate loans on behalf of the Bank pursuant to the terms of a Master Production Agreement between R&G Mortgage and the Bank. See "- Lending Activities of the Bank -- Origination, Purchase and Sale of Loans."

     While R&G Mortgage makes available a wide variety of mortgage products designed to respond to consumer needs and competitive conditions, it currently emphasizes 15-year and 30-year conventional first mortgages and 15-year and 30-year FHA loans and VA loans. Substantially all of such loans consist of fixed-rate mortgages. The average loan size for FHA/VA mortgage loans and conventional mortgage loans is approximately $72,900 and $74,100, respectively.

     R&G Mortgage also offers second mortgage loans up to $125,000 with a maximum term of 15 years. The maximum loan-to-appraised value ratio on second mortgage loans permitted by R&G Mortgage is 75% (including the amount of any first mortgage). In addition, R&G Mortgage also offers real estate secured consumer loans up to $40,000 with a maximum term of 10 years. The maximum loan-to-appraised value ratio on real estate secured consumer loans permitted by R&G Mortgage is 80%. R&G Mortgage will secure such loans with either a first or second mortgage on the property.

     R&G Mortgage's loan origination activities are conducted out of its offices and mortgage banking centers. See "-- Offices and Other Material Properties." Residential mortgage loan applications are attributable to walk-in customers, existing customers and advertising and promotion, referrals from real estate brokers and builders, loan solicitors and mortgage brokers. At June 30, 1996, R&G Mortgage employed 46 loan originators who are compensated in part on a commission basis.

     Loan origination activities performed by R&G Mortgage include soliciting, completing and processing mortgage loan applications and preparing and organizing the necessary loan documentation. Loan applications are examined for compliance with underwriting criteria and, if all requirements are met, R&G Mortgage issues a commitment to the prospective borrower specifying the amount of the loan and the loan origination fees, points and closing costs to be paid by the borrower or seller and the date on which the commitment expires.

     R&G Mortgage also purchases FHA loans and VA loans from other mortgage bankers for resale to institutional investors and other investors in the form of GNMA mortgage-backed securities. R&G Mortgage's strategy is to increase its servicing portfolio primarily though internal originations through its branch network and, to a lesser extent, purchases from third parties. Purchases of loans from other mortgage bankers in the wholesale loan market is generally limited to FHA loans and VA loans and such purchases provide R&G Mortgage with a source of low cost production that allows R&G Mortgage to continue to increase the size of its servicing portfolio. R&G Mortgage purchased approximately $6.1 million of loans from third parties during the six months ended June 30, 1996 and $55.6 million, $11.0 million and $17.2 million during the years ended December 31, 1995, 1994 and 1993, respectively.

     The following table sets forth loan originations, purchases and sales by R&G Mortgage for the periods indicated.

                                                     Six Months Ended
                                                          June 30,                 Year Ended December 31,
                                                 ------------------------  -------------------------------------
                                                    1996         1995         1995          1994         1993
                                                 -----------  -----------  -----------  -----------  -----------
                                                                      (Dollars in Thousands)
Loans Originated For the Bank:
   Conventional loans(1):
     Number of loans ...........................    1,535          965         2,226         2,204        2,648
     Volume of loans ........................... $105,855     $ 58,718      $140,363      $142,572     $180,779
   FHA/VA loans:
     Number of loans ...........................       --           --            --            --           --
     Volume of loans ........................... $     --     $     --      $     --      $     --     $     --
   Consumer loans(2):
     Number of loans ...........................      524          472           974            --           --
     Volume of loans ........................... $ 10,291     $  7,995      $ 15,944      $     --     $     --
   Total loans:
     Number of loans ...........................    2,059        1,437         3,200         2,204        2,648
     Volume of loans ........................... $116,146     $ 66,713      $156,307      $142,572     $180,779
     Percent of total volume ...................       50%          39%           41%           29%          21%
For Third Parties:
   Conventional loans(1):
     Number of loans ...........................      143           37           151           166          487
     Volume of loans ........................... $  9,661     $  2,836      $ 11,496      $ 13,122     $ 39,683
   FHA/VA loans:
     Number of loans ...........................    1,411        1,088         2,313         6,030       11,206
     Volume of loans ........................... $100,577     $ 71,437      $154,916      $332,377     $614,218
   Total loans:
     Number of loans ...........................    1,554        1,125         2,464         6,196       11,693
     Volume of loans ........................... $110,238     $ 74,273      $166,412      $345,499     $653,901
     Percent of total volume ...................       47%          44%           44%           69%          77%
                                                  -------      -------       -------       -------      -------
       Total loan originations ................. $226,384     $140,986      $322,719      $488,071     $834,680
                                                  -------      -------       -------       -------      -------
                                                  -------      -------       -------       -------      -------
Loans Purchased For R&G Mortgage:
   Number of loans .............................      102          529         1,017           188          314
   Volume of loans ............................. $  6,131     $ 29,321      $ 55,630      $ 11,003     $ 17,234
   Percent of total volume .....................        3%          17%           15%            2%           2%
                                                  -------      -------       -------       -------      -------
     Total loan originations and purchases ..... $232,515     $170,307      $378,349      $499,074     $851,914
                                                  -------      -------       -------       -------      -------
                                                  -------      -------       -------       -------      -------

                                                     Six Months Ended
                                                          June 30,                 Year Ended December 31,
                                                 ------------------------  -------------------------------------
                                                    1996         1995         1995          1994         1993
                                                 -----------  -----------  -----------  -----------  -----------
                                                                      (Dollars in Thousands)
Loans Sold To Third Parties(3):
   Conventional loans(1):
     Number of loans ...........................       127           42           151           272          355
     Volume of loans ........................... $   8,591     $  2,956     $  11,999     $  19,930    $  39,760
   FHA/VA loans:
     Number of loans ...........................     1,288        1,374         2,964         7,430       10,284
     Volume of loans ........................... $  83,245     $ 79,649     $ 220,412     $ 348,179    $ 564,346
   Total loans:
     Number of loans ...........................     1,415        1,416         3,115         7,702       10,639
     Volume of loans ........................... $  91,836     $ 82,605     $ 232,411     $ 368,109    $ 604,106
     Percent of total volume ...................        39%          49%           61%           74%          71%
                                                  --------      -------      --------      --------     --------

Adjustments:
   Loans originated for the Bank ............... $(116,146)    $(66,713)    $(156,307)    $(142,572)   $(180,779)
   Loans amortization ..........................      (970)        (598)       (1,260)       (1,577)      (1,497)
                                                  --------      -------      --------      --------     --------
Increase (decrease) in loans held for sale ..... $  23,563     $ 20,391     $ (11,629)    $ (13,184)   $  65,532
                                                  --------      -------      --------      --------     --------
                                                  --------      -------      --------      --------     --------
Average Initial Loan Origination Balance:
   The Bank:
     Conventional loans(1) .....................       $69          $61           $63           $65          $68
     FHA/VA loans ..............................       $--          $--           $--           $--          $--
   Third Parties:
     Conventional loans(1) .....................       $68          $77           $76           $79          $81
     FHA/VA loans ..............................       $71          $62           $63           $55          $55
   Total Average Initial Balance:
     Conventional loans(1) .....................       $69          $61           $64           $66          $70
     FHA/VA loans ..............................       $71          $62           $63           $55          $55
 Refinancings(4):
   The Bank ....................................        67%          63%           58%           46%          57%
   Third Parties ...............................        25%          27%           26%           38%          81%

------------------------
(1)  Includes non-conforming loans.

(2) All but $1.4 million, $1.6 million and $3.3 million of such loans were secured by real estate at June 30, 1996 and 1995 and December 31, 1995, respectively.

(3)  Includes loans converted into mortgage-backed securities.

(4) As a percent of the total dollar volume of loans originated by R&G Mortgage for the Bank or third parties, as the case may be. In the case of the Bank, refinancings do not necessarily represent refinancings of loans previously held by the Bank.

     All loan originations, regardless of whether originated through R&G Mortgage or purchased from third parties, must be underwritten in accordance with R&G Mortgage's underwriting criteria, including loan-to-appraised value ratios, borrower income qualifications, debt ratios and credit history, investor requirements, necessary insurance and property appraisal requirements. R&G Financial's underwriting standards also comply with the relevant guidelines set forth by HUD, VA, FNMA, FHLMC, bank regulatory authorities, private mortgage investment conduits and private mortgage insurers, as applicable. R&G Mortgage's underwriting personnel, while operating out of its loan offices, make underwriting decisions independent of R&G Mortgage's mortgage loan origination personnel.


     Typically, when a mortgage loan is originated, the borrower pays an origination fee. These fees are generally in the range of 0% to 7% of the principal amount of the mortgage loan, and are payable at the closing of such loan. R&G Mortgage receives these fees on mortgage loans originated through its retail branches. R&G Mortgage may charge additional fees depending upon market conditions and regulatory considerations as well as R&G Mortgage's objectives concerning mortgage loan origination volume and pricing. R&G Mortgage incurs certain costs in originating mortgage loans, including overhead, out-of-pocket costs and, in some cases, where the mortgage loans are subject to a purchase commitment from private investors, related commitment fees. The volume and type of mortgage loans and of commitments made by investors vary with competitive and economic conditions (such as the level of interest rates and the status of the economy in general), resulting in fluctuations in revenues from mortgage loan originations. Generally accepted accounting principles ("GAAP") require that general operating expenses incurred in originating mortgage loans be charged to current expense. Direct origination costs and origination income must be deferred and amortized using the interest method, until the repayment or sale of the related mortgage loans. Historically, the value of servicing rights which result from R&G Mortgage's origination activities has exceeded the net costs attributable to such activities.

     R&G Mortgage customarily sells most of the loans that it originates, except for those originated on behalf of the Bank pursuant to the Master Production Agreement. See "-Lending Activities of the Bank -- Origination, Purchases and Sales of Loans." The loans originated by R&G Mortgage (including FHA loans, VA loans and conventional loans) are secured by real property located in Puerto Rico and constitute "eligible investments" which results in favorable tax treatment under U.S. and Puerto Rico tax laws. See "- Puerto Rico Secondary Mortgage Market and Favorable Tax Treatment." During the six months ended June 30, 1996 and the years ended December 31, 1995, 1994 and 1993, R&G Mortgage sold $91.8 million, $232.4 million, $368.1 million and $604.1 million of loans, respectively, which includes loans securitized and sold but does not include loans originated by R&G Mortgage on behalf of the Bank. With respect to such loan sales, $83.2 million or 90.6%, $220.4 million or 94.0%, $348.1 million or 94.0% and $564.3 million or 93.0% consisted of GNMA-guaranteed mortgage-backed securities of FHA loans or VA loans packaged into pools of $1 million or more ($2.5 million to $5 million for serial notes as described below).

These securities were sold primarily to securities broker-dealers and other investors in Puerto Rico.

     Certain GNMA-guaranteed mortgage-backed securities sold by R&G Mortgage are in the form of GNMA serial notes which permit the investor to receive interest monthly and to select among several expected maturity dates of the notes included in an issue, with each maturity having a specific yield. GNMA serial notes are sold in pools of $2.5 million to $5 million. GNMA serial notes are sold to securities broker-dealers in packages consisting of notes of different yields and maturities, which range from one to 30 years and have an average maturity of 12 years, taking into account historical experience with prepayments of the underlying mortgages. The rates on the serial notes or GNMA pools must be 1/2 of 1% less than the rates on the mortgages comprising the pool. Upon completion of the necessary processing, the GNMA-guaranteed mortgage-backed securities are either offered to the public directly through the Bank's Trust Department or indirectly through securities broker-dealers. During six months ended June 30, 1996, and the years ended December 31, 1995, 1994 and 1993, R&G Mortgage issued GNMA serial notes totalling approximately $93.0 million, $184.4 million, $228.8 million and $155.8 million, respectively.

     Conforming conventional loans originated or purchased by R&G Mortgage are generally sold directly to FNMA, FHLMC or private investors for cash or are grouped into pools of $1 million or more in aggregate principal balance and exchanged for FNMA or FHLMC-issued mortgage-backed securities, which R&G Mortgage sells to securities broker-dealers. In connection with any such exchanges, R&G Mortgage pays guarantee fees to FNMA and FHLMC. The issuance of mortgage-backed securities provides R&G with flexibility in selling the mortgages which it originates or purchases and also provides income by increasing the value and marketability of the loans.

     Mortgage loans that do not conform to GNMA, FNMA or FHLMC requirements (so-called "non-conforming loans") are generally originated on behalf of the Bank and either retained in the Bank's portfolio, sold to financial institutions or other private investors or securitized into "private label" collateralized mortgage obligations ("CMOs") through grantor trusts or other mortgage conduits and sold through securities broker-dealers. Non-conforming loans consist of jumbo loans or loans that do not satisfy all requirements of FNMA, FHLMC and GNMA at the time of origination of the loan (such as missing tax returns, slightly higher loan-to-value ratios, etc.).

     Each CMO normally consists of several classes of senior, subordinate and residual certificates. The residual certificates evidence a right to receive payments on the mortgage loans after payment of all required amounts on the senior and subordinate certificates then due. Some form of credit enhancement, such as an insurance policy, letter of credit or subordination, will generally be used to increase the credit rating of the senior certificates and thereby improve their marketability. During the years ended December 31, 1995, 1994 and 1993, R&G Mortgage and the Bank completed sales of approximately $38.2 million, $201.5 million and $116.5 million, respectively, of CMOs in securitization transactions.

There were no sales of CMOs in securitization transactions during the six months ended June 30, 1996. In connection with such transactions, either the Bank or R&G Mortgage generally retains the residual certificates issued by the respective trusts as well as the subordinate certificates issued in such transactions. As of June 30, 1996, R&G Mortgage held CMOs (which were primarily issued by R&G Mortgage) with a fair value of $15.1 million and residual certificates issued in CMO transactions involving R&G Mortgage and the Bank with a fair value of $9.4 million. In addition, the Bank held CMO subordinated certificates and residual certificates from one of its issues with a fair value of $7.9 million at June 30, 1996. See "- Investment Activities." Currently a liquid secondary market for subordinate or residual certificates does not exist in Puerto Rico. The value of residual certificates is subject to substantial fluctuations as a result of changes in prevailing interest rates. However, such residuals often exhibit elasticity and convexity characteristics which R&G Financial can utilize to hedge other components of its portfolio. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of R&G Financial -- Asset and Liability Management."

     While R&G Mortgage's exchanges of mortgage loans into agency securities and sales of mortgage loans are generally made on a non-recourse basis, R&G Mortgage also engages in the sale or exchange of mortgage loans on a recourse basis. In the past, recourse sales often involved the sale of non-conforming loans to FNMA, FHLMC and local financial institutions. R&G Financial estimates the fair value of the retained recourse obligation at the time mortgage loans are sold. Normally, the fair value of any retained recourse is immaterial because R&G Mortgage is able to resell repurchased loans for at least their carrying costs. Accordingly, as of June 30, 1996, R&G Financial did not deem it necessary to establish reserves for possible losses related to its recourse obligations. At June 30, 1996, R&G Mortgage had loans in its servicing portfolio with provisions for recourse in the principal amount of approximately $217.2 million, as compared to $238.2 million, $162.9 million and $118.7 million as of December 31, 1995, 1994 and 1993, respectively. Of the recourse loans existing at June 30, 1996, approximately $164.4 million in principal amount consisted of loans sold to FNMA and FHLMC and converted into mortgage-backed securities of such agencies, and approximately $52.8 million in principal amount consisted of non-conforming loans sold to other private investors.

     Pursuant to the terms of the Master Purchase Agreement, R&G Mortgage renders securitization services with respect to the pooling of some of the Bank's mortgage loans into mortgage-backed securities. With respect to the securitization services rendered, the Bank pays a securitization fee of 25 basis points. In addition, pursuant to the terms of a Master Custodian Agreement entered into by R&G Mortgage and the Bank, the Bank acts as the custodial agent for R&G Mortgage of certain documentation related to the issuance by R&G Mortgage of GNMA or FHLMC mortgage-backed certificates. In consideration of these services, the Bank receives an annual fee of $5.0 for each mortgage note included in a mortgage-backed certificate for which it acts as custodian. See also "R&G Financial -- Affiliated Transactions" and "Regulation -- R&G Financial -- Limitations on Transactions with Affiliates."

     LOAN SERVICING. R&G Mortgage acquires servicing rights through its mortgage loan originations (including originations on behalf of the Bank) and purchases from third parties. When R&G Mortgage sells the mortgage loans it has originated or purchased, it generally retains the rights to service such loans and receives the related servicing fees. Loan servicing includes collecting principal and interest and remitting the same to the holders of the mortgage loans or mortgage-backed securities to which such mortgage loan relates, holding escrow funds for the payment of real estate taxes and insurance premiums, contacting delinquent borrowers, supervising foreclosures in the event of unremedied defaults and generally administering the loans. R&G Mortgage receives annual loan servicing fees ranging from 0.25% to 0.50% of the declining outstanding principal balance of the loans serviced plus any late charges. In general, R&G Mortgage's servicing agreements are terminable by the investor for cause without penalty or after payment of a termination fee ranging from 0.5% to 1.0% of the outstanding principal balance of the loans being serviced.

     R&G Mortgage's servicing portfolio has grown significantly over the past three years. At June 30, 1996, R&G Mortgage's servicing portfolio totalled $2.5 billion and consisted of a total of 50,069 loans, as compared to $2.00 billion and 42,041 loans at December 31, 1993. At June 30, 1996, R&G Mortgage was servicing $334.1 million of loans for the Bank or 13.6% of the total servicing portfolio, as compared to $290.8 million or 12.7%, $213.9 million or 10.1% and $159.5 million or 8.0% at December 31, 1995, 1994 and 1993, respectively. Substantially all of the mortgage loans in R&G Mortgage's servicing portfolio are secured by single (one-to-four) family residences. All of R&G Mortgage's mortgage servicing portfolio is comprised of mortgages secured by real estate located in Puerto Rico.

     Pursuant to the terms of a Master Purchase Agreement, the Bank sells to R&G Mortgage the servicing rights to all first and second mortgage loans secured by residential properties which become part of the Bank's loan portfolio. The Master Purchase Agreement further provides that R&G Mortgage will service all other loans held in the Bank's loan portfolio (including single-family residential loans retained by the Bank and certain commercial real estate loans), although R&G Mortgage does not actually acquire such servicing rights. The Bank pays R&G Mortgage servicing fees with respect to the loans serviced by R&G Mortgage on behalf of the Bank. In addition, pursuant to the Master Purchase Agreement, the Bank processes payments of all loans originated by R&G Mortgage on behalf of the Bank. In connection therewith, R&G Mortgage pays the Bank a fee equal to between $0.50 and $1.00 per loan. See also "R&G Financial -- Affiliated Transactions" and "Regulation -- R&G Financial -- Limitations on Transactions with Affiliates."

     R&G Mortgage's mortgage loan servicing portfolio is subject to reduction by reason of normal amortization, prepayments and foreclosure of outstanding mortgage loans. Additionally, R&G Mortgage may sell mortgage loan servicing rights from time to time.

     The following table sets forth certain information regarding the total loan servicing portfolio of R&G Mortgage for the periods indicated.

                                     Six Months Ended June 30,             Year Ended December 31,
                                     -------------------------   ------------------------------------------
                                       1996           1995           1995           1994           1993
                                       ----           ----           ----           ----           ----
                                                        (Dollars in Thousands)
Composition of Servicing
    Portfolio at End of Period:
  Conventional and other
   mortgage loans(1) .............  $1,021,669    $  669,549       $  811,269    $  634,944      $  561,358
  FHA/VA loans ...................   1,429,098     1,535,262        1,486,931     1,479,799       1,439,172
                                    ----------    ----------       ----------    ----------      ----------
     Total servicing portfolio(2).  $2,450,767    $2,204,811       $2,298,200    $2,114,743      $2,000,530
                                    ----------    ----------       ----------    ----------      ----------
                                    ----------    ----------       ----------    ----------      ----------
 Activity in the Servicing
   Portfolio:
   Beginning servicing
    portfolio ....................  $2,298,200    $2,114,743       $2,114,743    $2,000,530      $1,740,975
   Add: Loan originations ........     248,072       156,196          325,870       473,821         885,509
 Servicing of portfolio loans
  acquired .......................      27,916        16,029          239,414        27,726          43,472
   Less: Sale of servicing rights.          --            --          196,895(3)         --              --
   Run-offs(4) ...................     123,421        82,157          184,932       387,334         669,426
                                    ----------    ----------       ----------    ----------      ----------
   Ending servicing portfolio ....  $2,450,767    $2,204,811       $2,298,200    $2,114,743      $2,000,530
                                    ----------    ----------       ----------    ----------      ----------
                                    ----------    ----------       ----------    ----------      ----------
   Number of loans serviced(5) ...      50,069        44,962           48,240        43,572          42,041
   Average loan size(5) ..........         $49           $49              $48           $49             $48
   Average servicing fee rate(5) .       0.540         0.529            0.505         0.558           0.486


------------------------
(1)  Includes non-conforming loans.

(2) At the dates shown, included $334.0 million, $245.9 million, $290.8 million, $213.9 million and $159.5 million of loans serviced for the Bank, respectively, which constituted 13.63%, 11.15%, 12.65%, 10.12% and 7.97% of the total servicing portfolio, respectively.

(3) R&G Mortgage sold servicing rights during 1994 and recognized a gain of $2.9 million. Pursuant to a subservicing agreement with the purchaser of the servicing rights, R&G Mortgage continued to service the loans subject to such sale and they remained in R&G Mortgage's servicing portfolio until 1995.

(4) Run-off refers to regular amortizations of loans, prepayments and foreclosures.

(5) At June 30, 1996, R&G Mortgage was servicing 5,291 loans for the Bank with an average loan size of approximately $63,000 and at an average servicing rate of 0.231%.

     The following table sets forth certain information at June 30, 1996 regarding the number of, and aggregate principal balance of, the mortgage loans serviced by R&G Mortgage for the Bank and for third parties at various mortgage interest rates.

                                                                 At June 30, 1996
                             -----------------------------------------------------------------------------------------------
                                   Loans Serviced                 Loans Serviced                    Total Loans
                                    for the Bank                 for Third Parties                    Serviced
                             ----------------------------      ----------------------------     ----------------------------
                             Number of      Aggregate          Number of      Aggregate         Number of      Aggregate
Mortgage Interest Rate        Loans     Principal Balance        Loans    Principal Balance       Loans    Principal Balance
                             ---------  -----------------      ---------  -----------------     ---------  -----------------
                                (Dollars in Thousands)             (Dollars in Thousands)           (Dollars in Thousands)
Less than 7.00% ..............    60        $  3,296             2,869       $146,944             2,929        $150,240
7.00% - 7.49% ................   449          39,061             6,704        388,743             7,153         427,804
7.50% - 7.99% ................ 1,151          90,287            10,886        571,475            12,037         661,762
8.00% - 8.49% ................ 1,156          79,205             5,717        313,505             6,873         392,710
8.50% - 8.99% ................   988          61,132             8,068        348,408             9,056         409,540
9.00% - 9.49% ................   558          28,429             3,698        142,796             4,256         171,225
9.50% - 9.99% ................   324          15,821             3,049         92,553             3,373         108,374
10.00% - 10.49% ..............   172           5,726             1,283         46,539             1,455          52,265
10.50% - 10.99% ..............   219           6,189               794         23,210             1,013          29,399
11.00% or more ...............   214           4,919             1,710         42,529             1,924          47,448
                               -----        --------            ------     ----------            ------      ----------
                               5,291        $334,065            44,778     $2,116,702            50,069      $2,450,767
                               -----        --------            ------     ----------            ------      ----------
                               -----        --------            ------     ----------            ------      ----------

     The amount of principal prepayments on mortgage loans serviced by R&G Mortgage was $35.4 million for the first six months of 1996 and $68.2 million, $62.2 million and $45.2 million for the years ended December 31, 1995, 1994 and 1993, respectively. This represented approximately 1.4%, 3.0%, 2.9% and 2.3% of the aggregate principal amount of mortgage loans serviced during such periods. Principal prepayments have declined since 1993 as a result of decreased refinancing activity caused by the increase in interest rates experienced following the refinance boom of 1993. The primary means used by R&G Mortgage to reduce the sensitivity of its servicing fee income to changes in interest and prepayment rates is the development of a strong internal origination capability that has allowed R&G Mortgage to continue to increase the size of its servicing portfolio even in times of high prepayments.

     Servicing agreements relating to the mortgage-backed securities programs of FNMA, FHLMC and GNMA, and certain other investors, require R&G Mortgage to advance funds to make scheduled payments of principal, interest, taxes and insurance, if such payments have not been received from the borrowers. During the six months ended June 30, 1996 and the years ended December 31, 1995, 1994 and 1993, the monthly average amount of funds advanced by R&G Mortgage under such servicing agreements was $2.2 million, $4.4 million, $6.3 million and $85,000, respectively. Funds advanced by R&G Mortgage pursuant to these arrangements are generally recovered by R&G Mortgage within 30 days.

     In connection with its loan servicing activities, R&G Mortgage holds escrow funds for the payment of real estate taxes and insurance premiums with respect to the mortgage loans it services. At June 30, 1996, R&G Mortgage held $30.6 million of such escrow funds,

$16.4 million of which were deposited in the Bank and $14.2 million of which were deposited with other financial institutions. The escrow funds deposited with the Bank lower its overall cost of funds and is a means of compensating it for processing mortgages checks received by R&G Mortgage, while the escrow funds deposited with other financial institutions serve as part of R&G Mortgage's compensating balances which permit R&G Mortgage to borrow funds from such institutions (pursuant to certain warehouse lines of credit) at rates that are lower than would otherwise apply. See "- Sources of Funds - Borrowings."

     The degree of risk associated with a mortgage loan servicing portfolio is largely dependent on the extent to which the servicing portfolio is non-recourse or recourse. In non-recourse servicing, the principal credit risk to the servicer is the cost of temporary advances of funds. In recourse servicing, the servicer agrees to share credit risk with the owner of the mortgage loans such as FNMA or FHLMC or with an insurer or guarantor. Losses on recourse servicing occur primarily when foreclosure sale proceeds of the property underlying a defaulted mortgage are less than the then outstanding principal balance and accrued interest of such mortgage loan and the cost of holding and disposing of such underlying property. At June 30, 1996, R&G Mortgage was servicing mortgage loans with an aggregate principal amount of $217.2 million on a recourse basis. During the last three years, losses incurred due to recourse servicing have not been significant.

     R&G Mortgage's general strategy is to retain the servicing rights related to the mortgage loans it originates and purchases. Nevertheless, there is a market in Puerto Rico for servicing rights, which are generally valued in relation to the present value of the expected income stream generated by the servicing rights. Among the factors which influence the value of a servicing portfolio are servicing fee rates, loan balances, loan types, loan interest rates, the expected average life of the underlying loans (which may be reduced through foreclosure or prepayment), the value of escrow balances, delinquency and foreclosure experience, servicing costs, servicing termination rights of permanent investors and any recourse provisions. During the year ended December 31, 1995, R&G Mortgage sold servicing rights on $196.9 million of mortgage loans. Although R&G Mortgage may on occasion consider future sales of a portion of its servicing portfolio, management does not anticipate sales of servicing rights to become a significant part of its operations.

     The market value of, and earnings from, R&G Mortgage's mortgage loan servicing portfolio may be adversely affected if mortgage interest rates decline and mortgage loan prepayments increase. In a period of declining interest rates and accelerated prepayments, income generated from R&G Mortgage's mortgage loan servicing portfolio may also decline. Conversely, as mortgage interest rates increase, the market value of R&G Mortgage's mortgage loan servicing portfolio may be positively affected. See Note 7 to R&G Financial's Notes to Consolidated Financial Statements for a discussion of SFAS No. 122 and the treatment of servicing rights.

     MORTGAGE LOAN DELINQUENCIES AND FORECLOSURES. The following table shows the delinquency statistics for R&G Mortgage's servicing portfolio at the dates indicated.

                                      Six Months                                 Year Ended December 31,
                                        Ended            -------------------------------------------------------------------------
                                    June 30, 1996                 1995                     1994                      1993
                                ---------------------    ----------------------   ----------------------    ----------------------
                                           Percent of                Percent of               Percent of                Percent of
                                 Number    Servicing     Number of   Servicing    Number of   Servicing     Number of   Servicing
                                of Loans   Portfolio       Loans     Portfolio      Loans     Portfolio       Loans     Portfolio
                                --------   ----------    ---------   ----------   ---------   ----------    ---------   ----------
Loans delinquent for:
   30-59 days................    3,054        6.10%        3,366        6.98%       2,609        5.99%        2,436        5.92%
   60-89 days................      761        1.52           906        1.88          543        1.25           504        1.22
   90 days or more...........      853        1.70           988        2.05          716        1.64           757        1.84
                                 -----        ----         -----       -----        -----        ----         -----        ----
     Total delinquencies(1)..    4,668        9.32%        5,260       10.90%       3,868        8.88%        3,697        8.98%
                                 -----        ----         -----       -----        -----        ----         -----        ----
                                 -----        ----         -----       -----        -----        ----         -----        ----
 Foreclosures pending(2).....      626        1.25%          459        0.95%         401        0.92%          294        0.71%
                                 -----        ----         -----       -----        -----        ----         -----        ----
                                 -----        ----         -----       -----        -----        ----         -----        ----

------------------------
(1) Includes at June 30, 1996, an aggregate of $27.5 million of delinquent loans serviced for the Bank, or 8.24% of the total servicing portfolio and $1.7 million of delinquent loans held in R&G Mortgage's own portfolio.

(2) At June 30, 1996, the Bank had foreclosures pending on $5.0 million of loans being serviced by R&G Mortgage, which constituted 1.51% of the servicing portfolio. R&G Mortgage had foreclosures pending on $447,000 of loans it is servicing for its own portfolio at June 30, 1996.

     While delinquency rates in Puerto Rico are generally higher than in the mainland United States, these rates are not necessarily indicative of future foreclosure rates or losses on foreclosures. Real estate owned as a result of foreclosures ("REO") related to R&G Mortgage's mortgage banking business arise primarily through foreclosure on mortgage loans repurchased from investors either because of breach of representations or warranties or pursuant to recourse arrangements. As of June 30, 1996 and December 31, 1995, 1994 and 1993, R&G Mortgage held REO with a book value of approximately $0, $0, $43,000 and $239,000, respectively. Sales of REO resulted in net gains to R&G Mortgage of approximately $47,000 for the six months ended June 30, 1996, $30,000 for the year ended December 31, 1995, $12,000 for the year ended December 31, 1994 and $64,000 for the year ended December 31, 1993. There is no liquid secondary market for the sale of R&G Mortgage's REO.

     With respect to mortgage loans securitized through GNMA programs, R&G Mortgage is fully insured as to principal by the FHA against foreclosure loans, while the VA guarantee is subject to a limitation which is generally equal to 25% to 50% of the principal amount of the loan, up to a maximum ranging from $50,750 to $101,500, depending upon the amount of the loan. As a result of these programs, foreclosure on these loans had generated no loss of principal as of June 30, 1996. R&G Mortgage, however, incurs about $3,000 per loan foreclosed in interest and legal charges during the time between payment by R&G Mortgage and FHA or VA reimbursement. For the six months ended June 30, 1996 and the years ended December 31, 1995, 1994 and 1993, total expenses related to FHA or VA loans foreclosed amounted to $72,000, $230,000, $290,000 and $288,000, respectively. Although FNMA and FHLMC are obligated to reimburse R&G Mortgage for principal and interest payments advanced by R&G Mortgage as a servicer (except for recourse servicing), the funding of delinquent payments or the exercise of foreclosure rights involves costs to R&G Mortgage which may not be recouped. Such nonrecouped expenses have to date been immaterial.

     Any significant adverse economic developments in Puerto Rico could result in an increase in defaults or delinquencies on mortgage loans that are serviced by R&G Mortgage or held by R&G Mortgage pending sale in the secondary mortgage market, thereby reducing the resale value of such mortgage loans.

     PUERTO RICO SECONDARY MORTGAGE MARKET AND FAVORABLE TAX TREATMENT. In general, the Puerto Rico market for mortgage-backed securities is an extension of the United States market with respect to pricing, rating of the investment instruments, and other matters. However, United States and Puerto Rico tax laws provide an economic incentive for Puerto Rico residents and Section 936 Corporations (defined below) to invest in certain mortgage loans and mortgage-backed securities originated in Puerto Rico, including FHA and VA loans and GNMA certificates, thereby tending to increase the secondary market demand for, and the resale value of, such mortgage loans and mortgage-backed securities. These tax advantages also favorably affect R&G Financial's net interest income by helping create a pool of lower-cost funds that R&G Financial can access through financial intermediaries such as banks and broker-dealers and use to fund mortgage loans and mortgage-backed securities pending sale.

     Under various Puerto Rico industrial incentives acts (the "Industrial Incentives Acts"), certain investment income earned by qualified manufacturing entities or service enterprises ("Exempt Companies") is exempt from Puerto Rico income tax. Investment income that qualifies for this exemption includes interest on certain mortgage loans and interest on funds of Exempt Companies ("936 Funds") placed with eligible institutions in Puerto Rico (primarily savings and loan associations, commercial banks and registered broker-dealers), provided such funds are invested in certain "eligible activities" in accordance with regulations promulgated by the OCFI, including certain mortgage loans and mortgage-backed securities. The Industrial Incentive Acts also encourage investment in Puerto Rico by allowing Exempt Companies to reduce the otherwise applicable 10% tax (the "Tollgate Tax") on distributions to shareholders by investing their exempt industrial development income ("IDI") in Puerto Rico for fixed periods of time, generally from five years to ten years.

     Most Exempt Companies are United States corporations which operate in Puerto Rico under Section 936 of the Code. Corporations that meet certain requirements and elect the benefits of Section 936 ("Section 936 Corporations") are entitled to credit against their United States corporate income tax a portion of such tax attributable to (i) income derived from sources outside the United States from the active conduct of a trade or business within Puerto Rico or from the sale or exchange of substantially all assets used in the active conduct of such trade or business ("Active Business Income") and (ii) qualified possession source investment income ("QPSII"). QPSII includes interest derived from mortgage loans secured by real property located in Puerto Rico and mortgage-backed securities consisting of such mortgage loans as well as interest on deposits with financial institutions which in turn use such funds to finance the origination of mortgage loans and other qualifying assets. The credit provided for QPSII tends to increase the demand for Puerto Rico mortgage loans and mortgage-backed securities as well as to reduce funding costs for mortgage banking institutions.

     The Omnibus Budget Reconciliation Act of 1993 amended various provisions of Section 936. The amendments (the "OBRA Amendments"), which are generally effective for taxable years beginning after December 31, 1993, permit a taxpayer to compute the tax credit available under Section 936 (the "936 Credit") as under prior law but limit the amount of credit allowed with respect to Active Business Income under one of two alternatives to be selected at the option of the taxpayer. Under the first alternative, the limit is equal to a fixed percentage of the amount of tax credit allowable under prior law (the "Fixed Percentage Method"). This fixed percentage commenced at 60% for taxable years beginning in 1994 and is reduced by 5% per year until 1998. For taxable years beginning in 1998, such percentage would be 40%. Under the second alternative (the "Economic Activity Method"), which is based on the amount of economic activity conducted by the taxpayer in Puerto Rico, the credit may not exceed the sum of the following three components: (i) 60% of the qualified possession wages and the allocable fringe benefits paid by the taxpayer, (ii) applicable percentages of certain depreciation deductions claimed for regular tax purposes by the taxpayer with respect to qualified tangible property and
(iii) a portion of the possession income taxes paid by the taxpayer except where the taxpayer uses the profit-split method for determining its income. The OBRA Amendments did not limit the 100% credit available under Section 936 for QPSII, including income received from investment in certain Puerto Rico mortgage loans and mortgage-backed securities.

     In November 1995, the United States Congress passed the Budget Bill which would have repealed Section 936. Although the Budget Bill was subsequently vetoed by the President, the Budget Bill would have generally repealed the 936 Credit for taxable years beginning after December 31, 1995. 936 Corporations that were engaged in the active conduct of a trade or business on October 13, 1995 and that qualified for and elected the benefits of Section 936 for taxable years beginning before December 31, 1995, would have had the benefit of a ten-year grandfather rule. Under the grandfather rule, the amount of Active Business Income eligible for the 936 Credit would have been subject to certain caps that would vary depending upon whether the 936 Corporation computed its 936 Credit under the Economic Activity Method or under the Fixed Percentage Method. The credit available for QPSII would not have been subject to the grandfather rule and would have been eliminated for taxable years beginning after December 31, 1995.

     In May 1996, the House of Representatives approved H.R. 3448, entitled the Small Business Job Protection Act of 1996 (the "House SBJPA"). Similar to the Budget Bill, this legislation would have repealed Section 936 for taxable years beginning after December 31, 1995. The House SBJPA provided a grandfather rule with respect to those Section 936 Corporations which have an election in effect and which are conducting an active trade or business in Puerto Rico as of October 13, 1995 (the "Existing Claimants"). Under the grandfather rules, an Existing Claimant would continue to be entitled to the 936 Credit until the taxable year beginning before January 1, 2006 (the "Grandfather Period"). During the Grandfather Period, the 936 Credit would be available, subject to certain limitations preventing artificial increase of qualified income, only with respect to income derived from sources without the United States and attributable to the active conduct of a trade or business in Puerto Rico and from the sale of substantially all the assets used in such trade or business. Further, the credit limitations under the Fixed Percentage Method and the Economic Activity Method would continue to apply during the Grandfather Period. QPSII is not covered by the grandfather provisions, and would be eliminated effective for taxable years beginning after December 31, 1995. In July 1996, the Senate approved a modified version of the House SBJPA (the "Senate SBJPA"). The Senate SBJPA modified the 936 Credit provisions of the House SBJPA in two material ways. First, the Senate SBJPA extends the effective date for the elimination of QPSII from tax years beginning after December 31, 1995 to amounts received or accrued on or before July 1, 1995. Second, the Senate SBJPA allowed a 40% 936 Credit for Existing Claimants following the Grandfather Period and thus would indefinitely preserve a reduced 936 Credit. As part of a compromise, a conference committee comprised of both houses of Congress adopted the House SBJPA's 10-year phase-out of the 936 Credit for Existing Claimants and the Senate SBJPA's approach for the elimination of QPSII by extending the effective date of such elimination from tax years beginning after December 31, 1995 to amounts received or accrued on or before July 1, 1995. In August 1996, the conference SBJPA was passed by the House of Representatives and the Senate and signed by the President into law.

     The Government of Puerto Rico has proposed an alternative (the "Puerto Rico Government Proposal") to the Budget Bill. The Puerto Rico Government Proposal basically adopts a ten-year grandfather period for the existing 936 Credit. In addition, however, it provides for the creation of a new tax credit for qualifying corporations that invest in "economically developing jurisdictions." This new credit would not be subject to a ten-year phase-out. An "economically developing jurisdiction" would be defined to include any state or territory of the United States, including Puerto Rico, in which the prevailing per capita income and rate of unemployment, among other indicators, are substantially below the national average. The applicable credit would be similar to the 936 Credit determined under the Economic Activity Method introduced by the OBRA Amendments. The Conference SBJPA incorporates in part the Puerto Rico Government Proposal, with a new Section 30A of the Code, providing for an income tax credit to domestic corporations operating in Puerto Rico. This new credit is provided under guidelines similar to the Economic Activity Method.

     The modification of Section 936 as enacted into law could have an adverse effect on the general economic condition of Puerto Rico, R&G Financial's service area, by reducing incentives for investment in Puerto Rico. Any such adverse effect on the general economy of Puerto Rico could lead to an increase in mortgage delinquencies and a reduction in the level of residential construction and demand for mortgage loans. The elimination of the credit for QPSII could also lead to a decrease in the amount of 936 Funds invested in Puerto Rico financial assets by 936 Corporations, thereby increasing funding costs and decreasing liquidity in the Puerto Rico financial market. The magnitude of the impact of any such changes on R&G Financial's profitability or financial condition cannot be determined at this time. R&G Financial has taken steps to attempt to reduce the impact of any such adverse changes by diversifying its sources of funding and identifying additional investors for its mortgage products. See "Management's Discussion and Analysis of Results of Operations and Financial Condition of R&G Financial -- Liquidity and Capital Resources." During recent periods, the disparity between the cost of 936 Funds and other sources of funding such as the Eurodollar market have decreased, thereby reducing the adverse effect that the loss of such funding could have on the profitability of R&G Financial.

     In the absence of the 936 Credit and as a means of continuing to defer U.S. income taxation, subsidiaries of multi-national companies operating under
Section 936 of the Code may transfer their operations to a corporation organized under Puerto Rico law. Generally, a Puerto Rico corporation is not subject to United States income taxes to the extent it does not derive U.S. source income and may be entitled to defer U.S. income taxation until dividends are repatriated to the United States. Under Section 954 of the Code, foreign subsidiaries of multi-national companies whose parent corporation is incorporated in the U.S. are not subject to federal income tax on profits on products which they manufacture. Though a Puerto Rico corporation is subject to local Puerto Rico taxes, the benefits under the Incentives Act, which provide a 90 percent tax exemption on profits for companies that manufacture in Puerto Rico, would continue to be available. In addition, under Section 901 and 902 of the Code and subject to certain limitations and exceptions, U.S. shareholders of a Puerto Rico corporation would be allowed to claim a foreign tax credit with respect to income tax paid in Puerto Rico. U.S. shareholders are also not required to recognize income attributable to manufacturing operations of a Puerto Rico corporation as a general rule under Subpart F of the Code. However, under Section 367 of the Code, multi-national corporations may be required to recognize income upon the transfer of operations to a Puerto Rico corporation, depending upon the nature and value of the property transferred. Several multi-national 936 Corporations have taken such steps since the legislation with respect to Section 936 was first introduced in the U.S. Congress.

     In addition to the foregoing incentives, interest derived from FHA loans or VA loans secured by real property in Puerto Rico originated after June 30, 1983 and, under certain circumstances, on or before February 15, 1973, and from GNMA certificates consisting of such mortgages, is exempt from Puerto Rico income tax. FHA and VA mortgage loans are also exempt from Puerto Rico gift and estate taxes. Individuals who are bona fide residents of Puerto Rico are also not subject to United States federal income tax on income from

Puerto Rico sources, including interest income derived from mortgage loans originated in Puerto Rico whose mortgagors are residents of Puerto Rico. The exemption for interest earned on FHA loans, VA loans and GNMA certificates tends to increase the demand for these products and the price R&G Financial may obtain upon their sale. There can be no assurance that the tax exempt treatment of interest on FHA and VA loans will not be reviewed or modified in the future.

     Any change in Puerto Rico's political status could result in the elimination or modification of these tax benefits described above.

LENDING ACTIVITIES OF THE BANK

     GENERAL. At June 30, 1996, R&G Financial's loans receivable, net totalled $598.2 million, which represented 62.0% of R&G Financial's $965.6 million of total assets. At June 30, 1996, $545.4 million or 91.2% of R&G Financial's loans receivable, net were held by the Bank. The principal category of loans in R&G Financial's portfolio are conventional loans which are secured by first liens on single-family residences. Conventional residential real estate loans are loans which are neither insured by the FHA nor partially guaranteed by the VA. At June 30, 1996, $323.9 million or 99.5% of R&G Financial's first mortgage single-family residential loans consisted of conventional loans. The other principal categories of loans in R&G Financial's loans receivable, net portfolio are second mortgage residential real estate loans, construction loans, commercial real estate loans, commercial business loans and consumer loans.

     LOAN PORTFOLIO COMPOSITION. The following table sets forth the composition of R&G Financial's loan portfolio by type of loan at the dates indicated. Except as noted in the footnotes to the table, all of the loans are held in the Bank's loan portfolio.

                                                                                         December 31,
                                                                 -------------------------------------------------------------
                                              June 30, 1996             1995                 1994                 1993
                                           -------------------   -------------------  -------------------  -------------------
                                            Amount    Percent     Amount    Percent    Amount    Percent    Amount    Percent
                                           --------  ---------   --------  ---------  --------  ---------  --------  ---------
                                                                     (Dollars in Thousands)
Residential real  estate -- first
  mortgage(1)............................  $378,272    62.45%    $282,498    58.23%   $194,707    62.14%   $137,396    60.95%
Residential real estate -- second
  mortgage...............................    14,377     2.37       14,372     2.96      13,298     4.24      11,135     4.94
Residential construction.................     7,992     1.32       15,046     3.10      12,039     3.84       3,940     1.75
Commercial construction and land
  acquisition............................     6,699     1.11        5,523     1.14       1,062     0.34       1,084     0.48
Commercial real estate...................    65,079    10.74       61,862    12.74      43,029    13.72      30,290    13.44
Commercial business......................    33,290     5.50       27,816     5.74      14,102     4.51      15,417     6.84
Consumer loans:
   Loans secured by deposits.............     8,934     1.48        7,497     1.55       5,829     1.86       3,815     1.69
   Real estate secured consumer loans....    36,446     6.02       33,381     6.88      29,279*    9.34*     22,355*    9.92*
   Unsecured consumer loans(2)...........    54,592     9.01       37,180     7.66            *        *           *        *
                                           --------   ------     --------   ------    --------   ------    --------   ------
     Total loans receivable..............   605,681   100.00%     485,175   100.00%    313,345   100.00%    225,432   100.00%
                                           --------   ------     --------   ------    --------   ------    --------   ------
 Less:
   Allowance for loan losses.............    (3,202)               (3,510)              (2,887)              (3,029)
   Loans in process......................    (2,795)               (5,727)              (5,945)              (1,531)
   Deferred loan fees....................       (97)                 (266)                (424)                (456)
   Unearned interest.....................    (1,405)               (1,831)              (2,475)              (3,796)
                                           --------              --------             --------             --------
                                             (7,499)              (11,334)             (11,731)              (8,814)
                                           --------              --------             --------             --------
   Loans receivable, net(3)..............  $598,182              $473,841             $301,614             $216,618
                                           --------              --------             --------             --------
                                           --------              --------             --------             --------

                                                         December 31,
                                           ------------------------------------------
                                                  1992                  1991
                                           -------------------   --------------------
                                            Amount    Percent     Amount     Percent
                                           --------  ---------   --------   ---------
                                                      (Dollars in Thousands)
Residential real  estate -- first
  mortgage(1)............................  $ 64,777    50.27%    $ 62,078     57.89%
Residential real estate -- second
  mortgage...............................     7,945     6.17        8,318      7.76
Residential construction.................    13,801    10.71        8,569      7.99
Commercial construction and land
  acquisition............................       707     0.55           --      0.00
Commercial real estate...................    21,246    16.49       13,011     12.13
Commercial business......................     4,574     3.55        2,776      2.59
Consumer loans:
   Loans secured by deposits.............     1,900     1.47        1,060      0.99
   Real estate secured consumer loans....    13,896*   10.78*      11,416*    10.65*
   Unsecured consumer loans(2)...........          *        *            *         *
                                           --------   ------     --------    ------
     Total loans receivable..............   128,846   100.00%     107,228    100.00%
                                           --------   ------     --------    ------
 Less:
   Allowance for loan losses.............    (1,230)                 (892)
   Loans in process......................    (5,776)               (3,684)
   Deferred loan fees....................      (452)                 (897)
   Unearned interest.....................    (3,960)               (5,075)
                                           --------              --------
                                            (11,418)              (10,548)
                                           --------              --------
   Loans receivable, net(3)..............  $117,428              $ 96,680
                                           --------              --------
                                           --------              --------

------------------------
(1) Includes $52.8 million and $55.2 million of residential real estate -- first mortgage loans which are held by R&G Mortgage at June 30, 1996 and at December 31, 1995, respectively.

(2) In each year includes a small amount of loans secured by collateral other than real estate which, at June 30, 1996, includes $486,000 of other secured consumer loans.

(3) Does not include mortgage loans held for sale of $18.3 million, $21.3 million, $22.0 million, $174.2 million, $106.4 million and $31.3 million at June 30, 1996 and December 31, 1995, 1994, 1993, 1992 and 1991,
     respectively.

 * R&G Financial is unable to distinguish these two sub-categories of consumer loans during the years ended December 31, 1994, 1993, 1992 and 1991.

     CONTRACTUAL PRINCIPAL REPAYMENTS AND INTEREST RATES. The following table sets forth certain information at June 30, 1996 regarding the dollar amount of loans maturing in R&G Financial's total loan portfolio based on the contractual terms to maturity. Loans having no stated schedule of repayments and no stated maturity are reported as due in one year or less.

                                                      Due 1-5 years   Due 5 or more
                                         Due 1 year        after       years after
                                           or less    June 30, 1996   June 30, 1996     Total(1)
                                         -----------  -------------   --------------  ----------
                                                              (In Thousands)
Residential real estate...............     $   184        $ 6,861       $385,604       $392,649
Residential construction..............       7,992             --             --          7,992
Commercial real estate(2).............      17,980         12,641         41,157         71,778
Commercial business...................      14,340         14,319          4,631         33,290
Consumer:
 Loans on savings.....................       4,062          4,596            276          8,934
 Real estate secured consumer loans...         595         11,006         24,845         36,446
 Unsecured consumer loans.............       5,763         47,746          1,083         54,592
                                           -------        -------       --------       --------
Total(3)..............................     $50,916        $97,169       $457,596       $605,681
                                           -------        -------       --------       --------
                                           -------        -------       --------       --------

------------------------
(1) Amounts have not been reduced for the allowance for loan losses, loans in process, deferred loan fees or unearned interest.

(2) Includes $6.7 million of commercial construction and land acquisition loans.

(3)  Does not include mortgage loans held for sale.


     The following table sets forth the dollar amount of total loans due after one year from June 30, 1996, as shown in the preceding table, which have fixed interest rates or which have floating or adjustable interest rates.

                                                           Floating or
                                        Fixed rate       adjustable-rate        Total
                                        ----------       ---------------      ---------
                                                          (In Thousands)
Residential real estate............       $392,649             $    --         $392,649
Residential construction...........          7,992                  --            7,992
Commercial real estate(1)..........         12,890              58,888           71,778
Commercial business................         22,338              10,952           33,290
Consumer:
 Loans on savings..................          8,934                  --            8,934
 Real estate secured consumer loans         36,446                  --           36,446
 Unsecured consumer loans..........         54,592                  --           54,592
                                          --------           ---------         --------
 Total.............................       $535,841             $69,840         $605,681
                                          --------           ---------         --------
                                          --------           ---------         --------

------------------------
(1) Includes $1.7 million of commercial construction and land acquisition loans.

     Scheduled contractual amortization of loans does not reflect the expected term of R&G Financial's loan portfolio. The average life of loans is substantially less than their contractual terms because of prepayments and, with respect to conventional loans originated for the Bank after February 1994, due-on-sales clauses, which give R&G Financial the right to declare a conventional loan immediately due and payable in the event, among other things, that the borrower sells the real property subject to the mortgage and the loan is not repaid. The average life of mortgage loans tends to increase when current mortgage loan rates are higher than rates on existing mortgage loans and, conversely, decrease when rates on existing mortgage loans are lower than current mortgage loan rates (due to refinancing of adjustable-rate and fixed-rate loans at lower rates). Under the latter circumstance, the weighted average yield on loans decreases as higher-yielding loans are repaid or refinanced at lower rates.

     ORIGINATION, PURCHASE AND SALES OF LOANS. The following table sets forth loan originations, purchases and sales by the Bank for the periods indicated.

                                                   Six Months Ended
                                                       June 30,                  Year Ended December 31,
                                                ----------------------     ----------------------------------
                                                  1996          1995         1995          1994        1993
                                                --------      --------     --------      --------    --------
                                                                    (Dollars in Thousands)
Loan originations:
Loans originated by R&G Mortgage:
 Residential mortgages . . . . . . . . . . . .   $105,574      $ 48,924     $126,599      $131,749    $175,452
 Commercial mortgages. . . . . . . . . . . . .         --            --           --           123       1,293
 Construction loans. . . . . . . . . . . . . .        280         9,794       13,764        10,700       4,024
 Consumer loans. . . . . . . . . . . . . . . .     10,291         7,995       15,944            --          --
  Total loans originated by R&G
    Mortgage . . . . . . . . . . . . . . . . .    116,145        66,713      156,307       142,572     180,779
Other loans originated:. . . . . . . . . . . .
 Commercial real estate. . . . . . . . . . . .     31,224        18,167       48,497        21,921      15,577
 Commercial business . . . . . . . . . . . . .      8,429        12,318       21,556        13,391      10,875
Consumer loans:. . . . . . . . . . . . . . . .
 Loans on deposit. . . . . . . . . . . . . . .      7,003         6,522       12,546         9,290       5,630
 Real estate secured consumer loans. . . . . .         --         3,254        3,436         9,323       7,303
 Unsecured consumer loans. . . . . . . . . . .     19,823        14,890       38,589         4,005       1,307
  Total other loans originated . . . . . . . .    182,624       121,864      124,624        57,930      40,692
 Loans purchased(1). . . . . . . . . . . . . .        187           719          807        12,837       1,590
  Total loans originated and
    purchased. . . . . . . . . . . . . . . . .    182,811       122,583      281,738       213,339     223,051
Loans sold . . . . . . . . . . . . . . . .  . .    (4,999)      (12,168)     (75,093)      (26,844)    (89,301)
Loan principal reductions. . . . . . . . .  . .   (49,365)      (36,001)     (78,519)      (62,170)    (30,633)
Net increase before other items, net . . . . .    128,447        74,414      128,126       124,325     103,117
Loans securitized and transferred to
 mortgage-backed securities. . . . . . . . .  .    (1,377)       (1,008)     (17,631)      (51,492)         --
Other increases (decreases). . . . . . . . . .         --            --          179        (2,519)     (1,665)
Net increase in loan portfolio . . . . . . . .   $127,070      $ 73,406     $110,674       $70,314    $101,452

------------------------
(1) Comprised of conventional loans purchased from other financial institutions aggregating $187,000, $807,000, $8.5 million and $449,000 in the six months ended June 30, 1995 and the years ended December 31, 1995, 1994 and 1993, and FHA and conventional loans purchased from R&G Mortgage aggregating $4.3 million and $1.1 million during the years ended December 31, 1994 and 1993.

     R&G Financial, through the Bank, originates for both investment and sale mortgage loans secured by residential real estate (secured by both first and second mortgage liens) as well as construction loans (for residential real estate), commercial real estate loans, commercial business loans and consumer loans.

     Pursuant to the Master Production Agreement, R&G Mortgage will assist the Bank in meeting its loan production targets and goals by, among other things,
(i) advertising, promoting and marketing to the general public;
(ii) interviewing prospective borrowers and conducting the initial processing of the requisite loan applications, consistent with the Bank's underwriting guidelines; and (iii) providing personnel and facilities with respect to the execution of loan agreements approved by the Bank. R&G Mortgage performs the foregoing loan origination services on behalf of the Bank with respect to residential mortgage loans, some commercial real estate loans and construction loans. R&G Mortgage receives from the Bank 75% of the applicable loan origination fee with respect to loans originated by R&G Mortgage on behalf of the Bank pursuant to the terms of the Master Production Agreement. During the six months ended June 30, 1996 and the year ended December 31, 1995, 1994 and 1993, R&G Mortgage received $2.5 million, $3.6 million, $3.2 million and $3.5 million, respectively, of loan origination fees with respect to loans originated by R&G Mortgage on behalf of the Bank pursuant to the terms of the Master Production Agreement. These fees are eliminated in consolidation in R&G Financial's Consolidated Financial Statements. See also "R&G Financial - Affiliated Transactions" and "Regulation - R&G Financial - Limitations on Transactions with Affiliates."

     The Bank originates commercial real estate, commercial business and consumer loans. Applications for commercial real estate, commercial business and unsecured consumer loans are taken at all of the Bank's branch offices and may be approved by various lending officers of the Bank within designated limits, which are established and modified from time to time to reflect an individual's expertise and experience. All loans in excess of an individual's designated limits are referred to an officer with the requisite authority. In addition, the Management Credit Committee is authorized to approve all loans not exceeding $400,000, the Credit Committee of the Board of Directors is authorized to approve real estate secured loans not exceeding $500,000, and the Executive Committee of the Board of Directors is authorized to approve all loans exceeding $500,000. All loans originated or purchased by the Bank must be approved by one of the three committees set forth above. Management of the Bank believes that its relatively centralized approach to approving loan applications ensures strict adherence to the Bank's underwriting guidelines while still allowing the Bank to approve loan applications on a timely basis.

     The Bank also occasionally purchases loans secured by first liens on single-family residential real estate. The Bank will occasionally purchase FHA loans from R&G Mortgage and conventional loans from unrelated financial institutions. Such loan purchases are underwritten by the Bank pursuant to the same guidelines as direct loan originations. Loans purchased by the Bank are generally securitized by R&G Mortgage and sold by the Bank. During the six months ended June 30, 1995 and the years ended December 31, 1995, 1994 and 1993, the Bank purchased $187,000, $807,000, $12.8 million and $1.6 million of loans, respectively. The Bank did not purchase any loans during the six months ended June 30, 1996.

     During the six months ended June 30, 1996 and 1995 and the years ended December 31, 1995, 1994 and 1993, the Bank sold $5.0 million, $12.2 million, $75.1 million, $26.8 million and $89.3 million of loans. These loans, which were primarily nonconforming loans at the time of origination, were generally sold in packages in privately negotiated transactions with FNMA and FHLMC.

     Pursuant to the Master Purchase Agreement, the Bank sells to R&G Mortgage the servicing rights to all first and second mortgage loans secured by residential properties which are or will become part of the Bank's loan portfolio once the Bank has a commitment to sell the loans. The Master Purchase Agreement further provides that R&G Mortgage will service all other loans held in the Bank's portfolio (including single-family residential loans retained by the Bank, commercial real estate, commercial business and consumer loans (although R&G Mortgage does not actually acquire such servicing rights)). In addition, pursuant to the Master Purchase Agreement, the Bank processes payments on all loans serviced by R&G Mortgage on behalf of the Bank. Finally, under the Master Purchase Agreement, R&G Mortgage renders securitization services with respect to the pooling of some of the Bank's mortgage loans into mortgage-backed securities. See "-- Mortgage Banking Activities."

     At June 30, 1996, R&G Financial's five largest loans-to-one borrower and their related entities amounted to $2.0 million, $1.9 million, $1.2 million, $800,000 and $639,000. The largest loan concentration is primarily comprised of a loan to a developer of a new shopping center in Carolina. Plans and permits are being developed for various fast food chains. The second largest loan concentration consists of a construction loan to develop a 58-unit residential subdivision in Fajardo. The third largest loan concentration is primarily comprised of a $1.2 million loan to a developer for the interim financing of a project that consists of 55 single family detached residential units at Humacao, with the balance of the loan concentration comprised of other commercial loans. In both construction projects, units have been sold and delivered and the projects are proceeding as planned. The fourth largest loan consists of a loan to a developer for the construction of walk-up units at Bayamon. The fifth largest loan concentration consists of a commercial small business administration loan. All of R&G Financial's five largest loan concentrations were performing in accordance with their terms as of June 30, 1996.

     SINGLE-FAMILY RESIDENTIAL REAL ESTATE LOANS. The Bank has historically concentrated its lending activities on the origination of loans secured by first mortgage liens on existing single-family residences. At June 30, 1996, $378.3 million or 62.5% of R&G Financial's total loans held for investment consisted of such loans, $376.8 million or 99.6% of which consisted of conventional loans. The Bank's first mortgage single-family residential loans consist exclusively of fixed-rate loans with terms of between 15 and 30 years. As evidenced by this statistic, the Puerto Rico residential mortgage market has not been receptive to long-term adjustable rate mortgage loans.

     The Bank's first mortgage single-family residential loans typically do not exceed 80% of the appraised value of the security property. Pursuant to underwriting guidelines adopted by the Board of Directors, the Bank can lend up to 95% of the appraised value of the property securing a first mortgage single-family residential loan provided the Bank obtains private mortgage insurance with respect to the top 25% of the loan.

     The Bank also originates loans secured by second mortgages on single-family residential properties. At June 30, 1996, $14.4 million or 2.4% of R&G Financial's total loans held for investment consisted of second mortgage loans on single-family residential properties. The Bank offers such second mortgage loans in amounts up to $125,000 for a term not to exceed 15 years. The loan-to-value ratio of second mortgage loans generally is limited to 75% of the property's appraised value (including the first mortgage).

     CONSTRUCTION LOANS. In recent years, the Bank has been active in originating loans to construct single-family residences. These construction lending activities generally are conducted throughout Puerto Rico, although loans are concentrated in areas contiguous to Bank branches. At June 30, 1996, residential construction loans amounted to $8.0 million or 1.3% of R&G Financial's total loans held for investment, while commercial construction and land acquisition loans amounted to $6.7 million or 1.1% of total loans held for investment.

     The Bank primarily offers construction loans to individual borrowers for the purpose of constructing single-family residences. Substantially all of the Bank's construction lending to individuals is originated on a construction/permanent mortgage loan basis. Construction/permanent loans are made to individuals who hold a contract with a general contractor acceptable to the Bank to construct their personal residence. The construction phase of the loan provides for monthly payments on an interest only basis at a designated fixed rate for the term of the construction period, which generally does not exceed nine months. Thereafter, the permanent loan is made at then market rates, provided that such rate shall not be more than 2% greater than the interim construction rate. R&G Mortgage's construction loan department approves the proposed contractors and administers the loan during the construction phase. The Bank's construction/permanent loan program has been successful due to its ability to offer borrowers a single closing and, consequently, reduced costs. At June 30, 1996, the Bank's construction loan portfolio included 88 construction/permanent loans with an aggregate principal balance of $8.0 million.

     The Bank has also originated construction loans to developers on a very limited basis to develop single family residential properties. The Bank does not intend to actively engage in this business and will primarily undertake such investments to accommodate a valued developer client if the Bank determines that the project is worthy and the risk is acceptable. At June 30, 1996, the Bank had two residential construction loans outstanding to developers aggregating $2.7 million to develop single-family subdivisions, each with 58 units, in Fajardo and Humaco. Both loans are referenced in the discussion of the Bank's largest loan concentrations above. The Fajardo project, which involved a $2.3 million loan, had an outstanding balance of $1.9 million as of June 30, 1996. As of such date, 14 residences have closed, 16 residences had down payments given pending contract of sale and 44 residences were under construction. The Humaco project, which involved a $1.4 million loan, had an outstanding balance of $840,000 at June 30, 1996. As of such date, 15 residences have closed, 11 residences had down payments given pending contract of sale and all residences were completed. Each loan is performing in accordance with its terms.

     In addition to the foregoing, at June 30, 1996, the Bank had two land acquisition loans amounting to $312,000 and $299,400 which were made in connection with projects to construct single-family residences. The Bank and the financial institution which made the interim construction loan have entered into an agreement pursuant to which the Bank is to be paid a percentage of the proceeds from each home as it is released upon construction and sale. The Bank expects to make the permanent construction loan on one of these projects. The Bank does not expect to be active in this business.

     The Bank intends to continue to increase its involvement in single-family residential construction lending. Such loans afford the Bank the opportunity to increase the interest rate sensitivity of its loan portfolio. Construction lending is generally considered to involve a higher level of risk as compared to permanent single-family residential lending, due to the concentration of principal in a limited number of loans and borrowers and the effects of general economic conditions on real estate developers and managers. Moreover, a construction loan can involve additional risks because of the inherent difficulty in estimating both a property's value at completion of the project and the estimated costs (including interest) of the project. The nature of these loans is such that they are generally more difficult to evaluate and monitor. At June 30, 1996, $769,000 of the Bank's construction loans were classified as non-performing.

     The Bank has taken steps to minimize the foregoing risks by, among other things, limiting its construction lending primarily to residential properties. In addition, the Bank has adopted underwriting guidelines which impose stringent loan-to-value (80% with respect to single-family residential real estate), debt service and other requirements for loans which are believed to involve higher elements of credit risk and by working with builders with whom it has established relationships or knowledge thereof.

     COMMERCIAL REAL ESTATE LOANS. The Bank has also originated mortgage loans secured by commercial real estate. At June 30, 1996, $71.8 million or 11.9% of R&G Financial's total loans held for investment consisted of such loans. As of such date, the Bank's commercial real estate loan portfolio consisted of approximately 671 loans with an average principal balance of $107,000. At June 30, 1996, $2.5 million of R&G Financial's commercial real estate loans were classified as nonperforming.

     Commercial real estate loans originated by the Bank are primarily secured by office buildings, retail stores, warehouses and general purpose industrial space. Although terms vary, commercial real estate loans generally are amortized over a period of 7-15 years and have maturity dates of five to seven years. The Bank will originate these loans with interest rates which adjust monthly in accordance with a designated prime rate plus a margin, which generally is negotiated at the time of origination. Such loans will have a floor but no ceiling on the amount by which the rate of interest may adjust over the loan term. Loan-to-value ratios on the Bank's commercial real estate loans are currently limited to 80% or lower. As part of the criteria for underwriting commercial real estate loans, the Bank generally requires a debt coverage ratio (the ratio of net cash from operations before payment of debt service to debt service) of 1.30 or more. It is also the Bank's general policy to seek additional protection to mitigate any weaknesses identified in the underwriting process. Additional coverage may be provided through mortgage insurance, secondary collateral and/or personal guarantees from the principals of the borrower.

     Commercial real estate lending entails different and significant risks when compared to single-family residential lending because such loans typically involve large loan balances to single borrowers and because the payment experience on such loans is typically dependent on the successful operation of the project or the borrower's business. These risks can also be significantly affected by supply and demand conditions in the local market for apartments, offices, warehouses or other commercial space. The Bank attempts to minimize its risk exposure by limiting the extent of its commercial lending generally. In addition, the Bank imposes stringent loan-to-value ratios, requires conservative debt coverage ratios, and continually monitors the operation and physical condition of the collateral. Although the Bank has begun to increase its emphasis on commercial real estate lending, management does not currently anticipate that its portfolio of commercial real estate loans will grow significantly as a percentage of the total loan portfolio.

     COMMERCIAL BUSINESS LOANS. Beginning in 1991, the Bank began emphasizing commercial business loans, including working capital lines of credit, inventory and accounts receivable loans, equipment financing (including equipment leases), term loans, insurance premiums loans and loans guaranteed by the Small Business Administration. Depending on the collateral pledged to secure the extension of credit, maximum loan to value ratios are 75% or less, with exceptions permitted to a maximum of 80%. Loan terms may vary from one to 15 years. The interest rates on such loans are generally variable and are indexed to a designated prime rate, plus a margin. The Bank also generally obtains personal guarantees from the principals of the borrowers. At June 30, 1996, commercial business loans amounted to $33.3 million or 5.5% of total loans held for investment. Although the Bank has begun to increase its emphasis on commercial business lending, management does not currently anticipate that its portfolio of commercial business loans will grow significantly as a percentage of the total loan portfolio.

     CONSUMER LOANS. The Bank has recently begun to emphasize the origination of consumer loans in order to provide a full range of financial services to its customers and because such loans generally have shorter terms and higher interest rates than mortgage loans. At June 30, 1996, $100.0 million or 16.5% of R&G Financial's total loans held for investment consisted of consumer loans. The consumer loans offered by the Bank include real estate secured consumer loans (which are originated by R&G Mortgage), loans secured by deposit accounts, credit card loans and other secured and unsecured consumer loans. Most of the Bank's consumer loans are secured and have been primarily obtained through newspaper advertising, although loans are also obtained from existing and walk-in customers. Although the Bank has begun to increase its emphasis on consumer lending, management does not currently anticipate that its portfolio of consumer loans will grow significantly as a percentage of the total loan portfolio.

     The Bank currently offers loans secured by deposit accounts, which amounted to $8.9 million at June 30, 1996. Such loans are originated generally for up to 90% of the account balance, with a hold placed on the account restricting the withdrawal of the account balance. The Bank offers real estate secured loans in amounts up to 75% of the appraised value of the property, including the amount of any existing prior liens. Real estate secured consumer loans have a maximum term of 10 years, which may be extended within the sole discretion of the Bank, and an interest rate which is set at a fixed rate based on market conditions. The Bank secures the loan with a first or second mortgage on the property and will originate the loan even if another institution holds the first mortgage. At June 30, 1996, real estate secured consumer loans totalled $36.4 million. In November 1995, the Bank began issuing credit cards in its own name. At June 30, 1996, credit card receivables totalled $630,000.

     Consumer loans generally have shorter terms and higher interest rates than mortgage loans but generally involve more credit risk than mortgage loans because of the type and nature of the collateral and, in certain cases, the absence of collateral. In addition, consumer lending collections are dependent on the borrower's continuing financial stability, and thus are more likely to be adversely effected by job loss, divorce, illness and personal bankruptcy. In many cases, any repossessed collateral for a defaulted consumer loan will not provide an adequate source of repayment of the outstanding loan balance because of improper repair and maintenance of the underlying security. The remaining deficiency may not warrant further substantial collection efforts against the borrower. At June 30, 1996, $357,000 of consumer loans were classified as non-performing.

ASSET QUALITY

     GENERAL. When a borrower fails to make a required payment on a loan, R&G Financial attempts to cure the deficiency by contacting the borrower and seeking payment. Contacts are generally made between the 10th and 15th day after a payment is due. In most cases, deficiencies are cured promptly. If a delinquency extends beyond 15 days, the loan and payment history is reviewed and efforts are made to collect the loan. While R&G Financial generally prefers to work with borrowers to resolve such problems, when the account becomes 90 days delinquent in the case of mortgage loans, R&G Financial does institute foreclosure or other proceedings, as necessary, to minimize any potential loss. In the case of consumer loans, the Bank refers the file for collection action after 60 days.

     Loans secured by real estate are placed on non-accrual status when, in the judgment of management, the probability of collection of interest is deemed to be insufficient to warrant further accrual. When such a loan is placed on non-accrual status, previously accrued but unpaid interest is deducted from interest income. As a matter of policy, the Bank does not accrue interest on loans past due 90 days or more which are secured by real estate. The Bank generally takes the same position in the case of consumer loans.

     Real estate acquired by the Bank as a result of foreclosure or by deed-in-lieu of foreclosure are classified as real estate owned until sold. Pursuant to a statement of position ("SOP 92-3") issued by the American Institute of Certified Public Accountants in April 1992, which provides guidance on determining the balance sheet treatment of foreclosed assets in annual financial statements for periods ending on or after December 15, 1992, there is a rebuttable presumption that foreclosed assets are held for sale and such assets are recommended to be carried at the lower of fair value minus estimated costs to sell the property, or cost (generally the balance of the loan on the property at the date of acquisition). After the date of acquisition, all costs incurred in maintaining the property are expensed and costs incurred for the improvement or development of such property are capitalized up to the extent of their net realizable value. The Bank's accounting for its real estate owned complies with the guidance set forth in SOP 92-3.

    The following table sets forth the amounts and categories of R&G
Financial's non-performing assets at the dates indicated. R&G Financial did not have any troubled debt restructurings at any of the periods presented. Except as otherwise indicated in the footnotes to the table, the non-performing assets are assets of the Bank.

                                              June 30,                                 December 31,
                                             ----------     -----------------------------------------------------------------
                                                1996           1995          1994          1993          1992          1991
                                             ---------      ---------     ---------     ---------     ---------    ----------
                                                                             (Dollars in Thousands)
Non-accruing loans:
   Residential real estate(1). . . . . .       $ 9,750        $7,921        $4,045        $2,942        $1,939        $1,198
   Construction. . . . . . . . . . . . .           769            --            --            --            --            --
   Commercial real estate. . . . . . . .         2,493         1,903           789         1,311           141           215
   Commercial business . . . . . . . . .            20            --            --            --            --            --
   Consumer. . . . . . . . . . . . . . .           269            40           918           736           221            93
                                             ---------     ---------     ---------     ---------     ---------    ----------
     Total . . . . . . . . . . . . . . .        13,301(2)      9,864         5,752         4,989         2,301         1,506
                                             ---------     ---------     ---------     ---------     ---------    ----------

 Accruing loans greater than 90 days
   delinquent:
   Residential real estate . . . . . . .            --            --            --            --            --            --
   Residential construction. . . . . . .            --           611            --            --            28            69
   Commercial real estate. . . . . . . .            --            --            --            --            --            --
   Commercial business . . . . . . . . .            10             8            10            70            --            --
   Consumer. . . . . . . . . . . . . . .            88            94            --            --             4             1
                                             ---------     ---------     ---------     ---------     ---------    ----------
     Total accruing loans greater than
      90 days delinquent . . . . . . . .            98           713            10            70            32            70
                                             ---------     ---------     ---------     ---------     ---------    ----------
     Total non-performing loans. . . . .        13,399        10,577         5,762         5,059         2,333         1,576
                                             ---------     ---------     ---------     ---------     ---------    ----------
 Real estate owned, net of reserves(3) .           995           654           722           699            21           193
                                             ---------     ---------     ---------     ---------     ---------    ----------
     Total non-performing assets . . . .       $14,394       $11,231        $6,484        $5,758        $2,354        $1,769
                                             ---------     ---------     ---------     ---------     ---------    ----------
                                             ---------     ---------     ---------     ---------     ---------    ----------
     Total non-performing loans as a
      percentage of total loans. . . . .          2.23%         2.18%         1.84%         2.24%         1.81%         1.47%
                                             ---------     ---------     ---------     ---------     ---------    ----------
                                             ---------     ---------     ---------     ---------     ---------    ----------
     Total non-performing assets as a
      percentage of total assets . . . .          1.49%         1.32%         1.04%         1.07%         0.80%         0.95%
                                             ---------     ---------     ---------     ---------     ---------    ----------
                                             ---------     ---------     ---------     ---------     ---------    ----------

------------------------
(1) Includes residential real estate secured by both first and second mortgage loans.

(2) As of June 30, 1996, comprised of 148 loans secured by residential real estate, 26 loans secured by commercial real estate, 9 construction loans and 41 consumer loans.

(3) Includes properties held by R-G Mortgage of $43,000, $239,000 and $193,000 as of December 31, 1994, 1993 and 1991. As of June 30, 1996, the Bank had 11 residential properties aggregating $995,000. As of December 31, 1995, the Bank had two residential properties aggregating $654,000.

    While the level of total non-performing assets of R&G Financial has increased on an absolute basis during the periods presented, from $1.8 million at December 31, 1991 to $14.4 million at June 30, 1996, R&G Financial's net loans receivable portfolio has increased by 518.7% during this period, from $96.7 million at December 31, 1991 to $598.2 million at June 30, 1996. Thus, total non-performing assets as a percent of total assets increased from 0.95% at December 31, 1991 to 1.48% at June 30, 1996.

    It is the policy of the Bank to maintain an allowance for estimated losses on loans and to increase such allowance when, based on management's evaluation, a loss becomes both probable and estimable (i.e., the loss is likely to occur and can be reasonably estimated). Major loans and major lending areas are reviewed periodically to determine potential problems at an early date. Also, management's periodic evaluation considers factors such as loss experience, current delinquency data, known and inherent risks in the portfolio, identification of adverse situations which may affect the ability of debtors to repay the loan, the estimated value of any underlying collateral and assessment of current economic conditions. Additions to the allowance are charged to income. Such provisions are based on management's estimated value of any underlying collateral, as applicable, considering the current and anticipated operating conditions of the borrower. Any recoveries are credited to the allowance.

    The following table sets forth an analysis of R&G Financial's allowance for loan losses during the periods indicated, which is maintained on the Bank's loan portfolio.

                                                At and For the
                                                  Six Months
                                                Ended June 30,                 At and For the Year Ended December 31,
                                          ------------------------  ---------------------------------------------------------
                                              1996        1995        1995        1994        1993        1992        1991
                                         ---------    --------    --------    --------    --------    --------    --------
                                                                        (Dollars in Thousands)
Balance at beginning of period              $3,510      $2,887      $2,887      $3,029      $1,230      $  892        $604
                                         ---------    --------    --------    --------    --------    --------    --------
Charge-offs:
   Residential real estate. . . . . .           35          53          53          --          --           5          --
   Construction . . . . . . . . . . .           50          --          --          --          --          --          --
   Commercial real estate . . . . . .           --          --          --          --          --          --          --
   Commercial business. . . . . . . .           80          22          91           3          56         105           3
   Consumer . . . . . . . . . . . . .          605         121         365         139          90          11          91
                                         ---------    --------    --------    --------    --------    --------    --------
     Total charge-offs. . . . . . . .          770         196         509         142         146         121          94
                                         ---------    --------    --------    --------    --------    --------    --------
Recoveries:
   Residential real estate. . . . . .           --           1           1          --          --          --          --
   Construction . . . . . . . . . . .           --          --          --          --          --          --          --
   Commercial real estate . . . . . .           --          --          --          --          --          --          --
   Commercial business. . . . . . . .           28          61          85          --          20           2          --
   Consumer . . . . . . . . . . . . .           77          45          96          --         242          22          33
                                         ---------    --------    --------    --------    --------    --------    --------
     Total recoveries . . . . . . . .          105         107         182          --         262          24          33
                                         ---------    --------    --------    --------    --------    --------    --------
 Net charge-offs. . . . . . . . . . .          665          89         327         142        (116)         97          61
                                         ---------    --------    --------    --------    --------    --------    --------
Allowance for loan losses acquired from
  Caribbean Federal                                                     --          --       1,683          --          --
Provision for losses on loans . . . .          357         (50)      950(1)         --          --         435         349
Balance at end of period. . . . . . .      $ 3,202     $ 2,748      $3,510      $2,887      $3,029      $1,230        $892
                                         ---------    --------    --------    --------    --------    --------    --------
                                         ---------    --------    --------    --------    --------    --------    --------
Allowance for loan losses as a percent
  of total loans outstanding. . . . .         0.53%       0.72%       0.72%       0.92%       1.34%       0.95%       0.83%
                                         ---------    --------    --------    --------    --------    --------    --------
                                         ---------    --------    --------    --------    --------    --------    --------
Allowance for loan losses as a percent
  of non-performing loans . . . . . .        23.90%      29.06%      33.19%      50.10%      59.87%      52.72%      56.60%
                                         ---------    --------    --------    --------    --------    --------    --------
                                         ---------    --------    --------    --------    --------    --------    --------
Ratio of net charge-offs to average
  loans outstanding . . . . . . . . .         0.12%       0.03%       0.08%       0.05%     (0.06)%       0.07%       0.07%
                                         ---------    --------    --------    --------    --------    --------    --------
                                         ---------    --------    --------    --------    --------    --------    --------

------------------------
(1) Includes $500,000 transferred to the provision for loan losses which R&G Financial determined was excess valuation reserves on mortgage loans held for sale.

    The following table sets forth information concerning the allocation of R&G Financial's allowance for loan losses (which is maintained on the Bank's loan portfolio) by loan category at the dates indicated.

                                                                      December 31,
                                                   ---------------------------------------------------
                               June 30, 1996                   1995                    1994
                         -----------------------  ------------------------   ------------------------
                                        Percent of                Percent of                Percent of
                                         Loans in                  Loans in                  Loans in
                                           Each                      Each                      Each
                                        Category to               Category to               Category to
                             Amount     Total Loans     Amount    Total Loans     Amount    Total Loans
                           ----------   -----------   ----------  -----------   ----------  -----------
                                                      (Dollars in Thousands)
Residential real estate. .  $1,910        59.65%      $2,094        59.66%      $1,962        67.95%
Construction . . . . . . .      32          .99           32         0.90           --           --
Commercial real estate . .      --           --           --           --           --           --
Commercial business. . . .     729        22.77          782        22.28          403        13.96
Consumer . . . . . . . . .     531        16.59          602        17.16          522        18.09
                            ------       ------       ------       ------       ------       ------
Total. . . . . . . . . . .  $3,202       100.00%      $3,510       100.00%      $2,887       100.00%
                            ------       ------       ------       ------       ------       ------
                            ------       ------       ------       ------       ------       ------

                                                           December 31,
                           ----------------------------------------------------------------------------
                                     1993                      1992                      1991
                           ------------------------   -----------------------   -----------------------
                                        Percent of                Percent of                Percent of
                                         Loans in                  Loans in                  Loans in
                                           Each                      Each                      Each
                                        Category to               Category to               Category to
                             Amount     Total Loans     Amount    Total Loans     Amount    Total Loans
                           ----------   -----------   ----------  -----------   ----------  -----------
                                                      (Dollars in Thousands)
Residential real estate. .  $2,029        66.99%        $913        74.23%        $685        76.79%
Construction . . . . . . .      --           --           --           --           --           --
Commercial real estate . .      --           --           --           --           --           --
Commercial business. . . .     576        19.02          154        12.60          104        11.66
Consumer . . . . . . . . .     424        13.99          163        13.17          103        11.55
                            ------       ------       ------       ------       ------       ------
Total. . . . . . . . . . .  $3,029       100.00%      $1,230       100.00%      $  892       100.00%
                            ------       ------       ------       ------       ------       ------
                            ------       ------       ------       ------       ------       ------

INVESTMENT ACTIVITIES

    GENERAL. R&G Financial's securities portfolio is managed by investment officers in accordance with a comprehensive written investment policy which addresses strategies, types and levels of allowable investments and which is reviewed and approved annually by the respective Boards of Directors of the Bank and R&G Mortgage. The management of the securities portfolio is set in accordance with strategies developed by the Bank's IRRBICO.

    As discussed under "-- Mortgage Banking Activities," R&G Mortgage is primarily engaged in the origination of mortgage loans and the securitization of such loans into mortgage-backed and related securities and the subsequent sale of such securities to securities broker-dealers and other investors in the secondary market. As a result of R&G Mortgage's securitization activities, R&G Mortgage maintains a substantial portfolio of GNMA mortgage-backed securities. At June 30, 1996, R&G Mortgage held GNMA mortgage-backed securities with a fair value of $110.1 million which are classified as held for trading. Such securities generally remain in R&G Mortgage's portfolio for between 90 and 180 days. In addition, during 1994 and 1995, R&G Mortgage sold through grantor trusts $201.4 million and $38.1 million, respectively, of CMOs and retained a portion of the residual interests related thereto. In addition, in 1995, R&G Mortgage purchased from the Bank $4.6 million of mortgage-backed residuals relating to the Bank's 1993 issuance of CMOs. At June 30, 1996, R&G Mortgage's CMOs and CMO residuals, which are classified as held for trading, had an amortized cost of $25.5 million and a fair value of $24.6 million.

    The Bank's Investment Policy authorizes the Bank to invest in U.S. Treasury obligations (with a maturity up to five years), U.S. Agency obligations, FNMA, GNMA and FHLMC mortgage-backed certificates, investment grade municipal obligations (with a maturity of up to five years), bankers' acceptances and FHLB notes (with a maturity of up to five years), investment grade commercial paper (with a maturity of up to 9 months), federal funds (with a maturity of six months or less), certificates of deposit in other financial institutions (including Eurodollar deposits), repurchase agreements (with a maturity of six months or less), investment grade corporate bonds (with a maturity of five years or less) and certain mortgage-backed derivative securities (with a weighted average life of less than ten years).

    At June 30, 1996, the Bank's securities portfolio consisted of $48.2 million of securities held for investments, consisting of $39.5 million of tax-free mortgage-backed securities and $8.7 million of Puerto Rico Government obligations. In addition, at June 30, 1996, the Bank had a securities portfolio classified as available for sale with a fair value of $67.6 million, consisting of $36.6 million of mortgage-backed securities, $4.1 million of FHLB stock, $7.9 million of CMOs and CMO residuals and $19.0 million of U.S. Government agency securities. Finally, at June 30, 1996, $2.2 million of the Bank's securities were classified as held for trading, consisting of $1.8 million of GNMA certificates and $397,000 of U.S. Treasury Bills.

    In February 1996, the Company entered into various agreements with an independent investment management firm whereby such firm has been appointed as investment advisor with respect to a portion of the Company's securities portfolio. Pursuant to such agreements, this investment advisory firm advises and recommends the purchase and/or sale of otherwise eligible investments on behalf of the Company as well as the execution of various hedging strategies. Such firm, which has been engaged by the Company to, among other things, assist it in achieving the objectives established by the Company's IRRBICO, receives an annual management fee of .15% of the average aggregate principal amount under management (payable quarterly) together with a quarterly performance fee of 25% of the net trading profits earned during each calendar quarter. At June 30, 1996, this investment advisory firm was managing assets of the Company with an approximate fair value of $32.1 million ($19.0 million of which is being utilized for hedging purposes and $13.1 million of which is being utilized for trading purposes), which were invested in U.S. Government agency securities, money market instruments and cash and due from banks. Beginning with the quarter ended June 30, 1996, such firm also executes hedging strategies on behalf of the Company for U.S. Government and agency securities available for sale and all mortgage-backed securities which are available for sale (excluding CMOs) or held for trading. At June 30, 1996, the Company's securities held for trading and available for sale for which hedging contracts are made had a fair value of $190.5 million.

    The following table presents certain information regarding the composition and period to maturity of R&G Financial's securities portfolio held to maturity as of the dates indicated below. All of such securities are assets of the Bank.

                                                                                       December 31,
                                                                           ----------------------------------
                                               June 30, 1996                              1995
                                   ------------------------------------    ----------------------------------
                                                              Weighted                               Weighted
                                    Carrying      Market       Average     Carrying       Market      Average
                                      Value        Value        Yield        Value        Value        Yield
                                   ----------    ---------    ---------    ---------    ---------    --------
                                                         (Dollars in Thousands)
 Mortgage-backed securities:
   GMNA
     Due within one year. . . . .   $    --      $    --           --%      $   --       $   --           --%
     Due from one-five years. . .       106          108        10.00           --           --        10.00
     Due from five-ten years. . .        --           --           --          118          108           --
     Due over ten years . . . . .    23,077       21,887         6.02       24,617       23,681         6.03
   FNMA
     Due within one year. . . . .        --           --           --           --           --           --
     Due from one-five years. . .        --           --           --           --           --           --
     Due from five-ten years. . .        --           --           --           --           --           --
     Due over ten years . . . . .    15,942       16,139         7.18       16,623       16,623         7.18
   FHLMC
     Due within one year. . . . .        --           --           --           --           --           --
     Due from one-five years. . .        --           --           --           --           --           --
     Due from five-ten years. . .        --           --           --           --           --           --
     Due over ten years . . . . .       348          339         5.50          373          373         5.50
   Investment Securities:
     Puerto Rico Government
       obligations
     Due within one year. . . . .     3,720        3,720         4.30          377          377         2.69
     Due from one-five years. . .     4,362        4,338         5.38        1,042        1,000         6.25
     Due from five-ten years. . .        --           --           --           --           --           --
     Due over ten years . . . . .       603          596         5.27          627          619         4.25
     U.S. Government Agency . . .        --           --           --
     Due within one year. . . . .        --           --           --           --           --           --
     Due within one-five years. .        --           --           --           --           --           --
     Due within five-ten years. .        --           --           --           --           --           --
     Due over ten years . . . . .        --           --           --           --           --           --
   Commercial paper:
     Due within one year. . . . .        --           --           --           --           --           --
     Due within one-five years. .        --           --           --           --           --           --
     Due within five-ten years. .        --           --           --           --           --           --
     Due over ten years . . . . .        --           --           --           --           --           --
       Total Securities held for
         investment . . . . . . .  $48,158      $47,127         6.22%     $43,777      $42,781         6.42%

                                                              December 31,
                                ----------------------------------------------------------------------------
                                                1994                                    1993
                                --------------------------------------  ------------------------------------
                                                              Weighted                               Weighted
                                    Carrying      Market       Average     Carrying       Market      Average
                                      Value        Value        Yield        Value        Value        Yield
                                   ----------    ---------    ---------    ---------    ---------    --------
                                                         (Dollars in Thousands)
 Mortgage-backed securities:
   GMNA
     Due within one year. . . . .  $    --       $   --           --%      $   --       $   --           --%
     Due from one-five years. . .       --           --           --           --           --           --
     Due from five-ten years. . .      174          164        10.00          257          264        10.00
     Due over ten years . . . . .   26,619       24,224         5.98       29,563       29,418         6.27
   FNMA
     Due within one year. . . . .       --           --           --           --           --           --%
     Due from one-five years. . .       --           --           --           --           --           --
     Due from five-ten years. . .       --           --           --           --           --           --
     Due over ten years . . . . .   16,175       15,267         7.16        2,346        2,509         9.62
   FHLMC
     Due within one year. . . . .       --           --           --           --           --           --
     Due from one-five years. . .       --           --           --           --           --           --
     Due from five-ten years. . .      659          678         9.16          753          804         9.20
     Due over ten years . . . . .   40,495       38,512         7.05        6,204        6,564         8.91
   Investment Securities:
     Puerto Rico Government
       obligations
     Due within one year. . . . .      460          460         3.49           --           --           --
     Due from one-five years. . .    1,046          982         6.25        1,455        1,460         6.52
     Due from five-ten years. . .       --           --           --           --           --           --
     Due over ten years . . . . .      676          667         4.55          774          740         4.66
     U.S. Government Agency
     Due within one year. . . . .       --           --           --           --           --           --
     Due within one-five years. .       --           --           --        1,006        1,000         5.50
     Due within five-ten years. .       --           --           --           --           --           --
     Due over ten years . . . . .       --           --           --           --           --           --
   Commercial paper:
     Due within one year. . . . .       --           --           --           --           --           --
     Due within one-five years. .       --           --           --           --           --           --
     Due within five-ten years. .       --           --           --           --           --           --
     Due over ten years . . . . .       --           --           --           --           --           --
       Total Securities held for
         investment . . . . . . .  $86,304      $80,954         6.76%     $42,358      $42,759         6.89%

    The following table presents certain information regarding the composition and period to maturity of R&G Financial's held for trading and available for sale mortgage-backed and investment securities portfolio as of the dates indicated below.

                                                                                                       December 31,
                                                                                            --------------------------------
                                                                    June 30, 1996                        1995
                                                        ---------------------------------   --------------------------------
                                                                                 Weighted                           Weighted
                                                        Amortized       Fair     Average    Amortized      Fair      Average
                                                           Cost        Value      Yield        Cost       Value       Yield
                                                        ---------    --------   ---------   ---------   ---------   --------
                                                                                  (Dollars in Thousands)
 Mortgage-Backed Securities Available for Sale(1):
   FNMA mortgage-backed securities
     Due within one year. . . . . . . . . . . . . .     $     --          --          --%     $   --      $   --          --%
     Due from one-five years. . . . . . . . . . . .           --          --          --          --          --          --
     Due from five-ten years. . . . . . . . . . . .           --          --          --          --          --          --
     Due over ten years . . . . . . . . . . . . . .       15,425      14,991        7.09      14,846      14,946        7.12
   FHLMC mortgage-backed securities
     Due within one year. . . . . . . . . . . . . .           --          --          --          --          --          --
     Due from one-five years. . . . . . . . . . . .           --          --          --          --          --          --
     Due from five-ten years. . . . . . . . . . . .          586         594        9.26       1,122       1,180        8.90
     Due over ten years . . . . . . . . . . . . . .       21,788      21,012        6.96      36,353      36,759        6.94
   CMO residuals and other mortgage-backed
     securities (2)
     Due within one year. . . . . . . . . . . . . .           --          --          --          --          --          NA
     Due from one-five years. . . . . . . . . . . .           --          --          --          --          --          NA
     Due from five-ten years. . . . . . . . . . . .           --          --          --          --          --          NA
     Due over ten years . . . . . . . . . . . . . .        7,092       7,872         N/A       7,126       8,123          NA
 Investment Securities Available for Sale(1)
   U.S. Government Agency
     Due within one year. . . . . . . . . . . . . .           --          --          --          --          --          --
     Due from one-five years. . . . . . . . . . . .       14,500      14,241        5.91          --          --          --
     Due from five-ten years. . . . . . . . . . . .        5,027       4,792        6.73          --          --          --
     Due over ten years . . . . . . . . . . . . . .           --          --          --          --          --          --
   FHLB stock . . . . . . . . . . . . . . . . . . .        4,075       4,075        6.32       3,280       3,280        7.68
                                                        --------    --------        ----    --------    --------       -----
                                                        $ 68,493    $ 67,577        6.70%   $ 62,727    $ 64,288        6.42%
                                                        --------    --------        ----    --------    --------       -----
                                                        --------    --------        ----    --------    --------       -----
 Securities held for trading(3):
   GNMA certificates. . . . . . . . . . . . . . . .     $111,962    $111,985        6.62%   $ 87,656    $ 88,448        6.71%
   CMO certificates . . . . . . . . . . . . . . . .       16,200      15,147        5.95      16,200      15,570        5.95
   CMO residuals(4) . . . . . . . . . . . . . . . .        9,326       9,444        8.07      10,248       9,791        8.07
   U.S. Treasury Bills. . . . . . . . . . . . . . .          990         990        4.90          --          --          --
                                                        --------    --------        ----    --------    --------       -----
                                                        $138,478    $137,566        6.63%   $114,104    $113,809        6.72%
                                                        --------    --------        ----    --------    --------       -----
                                                        --------    --------        ----    --------    --------       -----

                                                                                     December 31,
                                                       ------------------------------------------------------------------------
                                                                         1994                               1993
                                                       -----------------------------------  -----------------------------------
                                                                                 Weighted                           Weighted
                                                        Amortized       Fair     Average    Amortized      Fair      Average
                                                           Cost        Value      Yield        Cost       Value       Yield
                                                        ---------    --------   ---------   ---------   ---------   --------
                                                                                  (Dollars in Thousands)
 Mortgage-Backed Securities Available for Sale(1):
   FNMA mortgage-backed securities
     Due within one year. . . . . . . . . . . . . .     $     --      $   --          --%      $  --      $   --          --%
     Due from one-five years. . . . . . . . . . . .           --          --          --          --          --          --
     Due from five-ten years. . . . . . . . . . . .           --          --          --          --          --          --
     Due over ten years . . . . . . . . . . . . . .           --          --          --          --          --          --
   FHLMC mortgage-backed securities
     Due within one year. . . . . . . . . . . . . .           --          --          --          --          --          --
     Due from one-five years. . . . . . . . . . . .           --          --          --          --          --          --
     Due from five-ten years. . . . . . . . . . . .           --          --          --          --          --          --
     Due over ten years . . . . . . . . . . . . . .           --          --          --          --          --          --
   CMO residuals and other mortgage-backed
     securities (2)
     Due within one year. . . . . . . . . . . . . .           --          --          NA          --          --          NA
     Due from one-five years. . . . . . . . . . . .           --          --          NA          --          --          NA
     Due from five-ten years. . . . . . . . . . . .           --          --          NA          --          --          NA
     Due over ten years . . . . . . . . . . . . . .       11,684      13,300          NA      10,241      10,241          NA
 Investment Securities Available for Sale(1)
   U.S. Government Agency
     Due within one year. . . . . . . . . . . . . .           --          --          --          --          --
     Due from one-five years. . . . . . . . . . . .           --          --          --          --          --
     Due from five-ten years. . . . . . . . . . . .           --          --          --          --          --
     Due over ten years . . . . . . . . . . . . . .           --          --          --          --          --
   FHLB stock . . . . . . . . . . . . . . . . . . .        1,878       1,878        7.60       1,721       1,721       10.79
                                                        --------    --------        ----    --------    --------       -----
  . . . . . . . . . . . . . . . . . . . . . . . . .     $ 13,562     $15,178        5.01%    $11,962     $11,962        6.76%
                                                        --------    --------        ----    --------    --------       -----
                                                        --------    --------        ----    --------    --------       -----
 Securities held for trading(3):
   GNMA certificates. . . . . . . . . . . . . . . .     $ 65,813    $ 64,184        6.59%         --          --
   CMO certificates . . . . . . . . . . . . . . . .       54,350      50,241        5.76          --          --          --
   CMO residuals(4) . . . . . . . . . . . . . . . .        9,500      10,097        8.00          --          --          --
   U.S. Treasury Bills. . . . . . . . . . . . . . .           --          --          --          --          --          --
                                                       ---------   ---------   ---------   ---------   ---------   ---------
                                                        $129,663    $124,522        6.35%    $    --     $    --          --%
                                                       ---------   ---------   ---------   ---------   ---------   ---------
                                                       ---------   ---------   ---------   ---------   ---------   ---------

                                                   (FOOTNOTES ON FOLLOWING PAGE)

------------------------
(1) All securities are held in the Bank's investment securities portfolio.

(2) Comprised of subordinated tranches and residuals from the Bank's 1992 Grantor Trust.

(3) Except for GNMA Certificates with a fair value of $1.8 million, $1.8 million and $1.9 million during the six months ended June 30, 1996 and the years ended December 31, 1995 and 1994 and U.S. Treasury Bills with a fair value of $397,000 at June 30, 1996, all of such securities are held in R&G Mortgage's securities portfolio.

(4) Represents residuals purchased from the Bank from its 1993 CMO Grantor Trust and from R&G Mortgage's CMO Grantor Trust.


    A substantial portion of R&G Financial's securities are held in mortgage-backed securities. Mortgage-backed securities (which also are known as mortgage participation certificates or pass-through certificates) represent a participation interest in a pool of single-family or multi-family mortgages, the principal and interest payments on which are passed from the mortgage originators, through intermediaries (generally U.S. Government agencies and government sponsored enterprises) that pool and repackage the participation interests in the form of securities, to investors such as R&G Financial. Such U.S. Government agencies and government sponsored enterprises, which guarantee the payment of principal and interest to investors, primarily include the FHLMC, the FNMA and the GNMA.

    The FHLMC is a public corporation chartered by the U.S. Government and owned by the 12 Federal Home Loan Banks and federally-insured savings institutions. The FHLMC issues participation certificates backed principally by conventional mortgage loans. The FHLMC guarantees the timely payment of interest and the ultimate return of principal within one year. The FNMA is a private corporation chartered by the U.S. Congress with a mandate to establish a secondary market for conventional mortgage loans. The FNMA guarantees the timely payment of principal and interest on FNMA securities. FHLMC and FNMA securities are not backed by the full faith and credit of the United States, but because the FHLMC and the FNMA are U.S. Government-sponsored enterprises, these securities are considered to be among the highest quality investments with minimal credit risks. The GNMA is a government agency within HUD which is intended to help finance government-assisted housing programs. GNMA securities are backed by FHA-insured and VA-guaranteed loans, and the timely payment of principal and interest on GNMA securities are guaranteed by the GNMA and backed by the full faith and credit of the U.S. Government. Because the FHLMC, the FNMA and the GNMA were established to provide support for low- and middle-income housing, there are limits to the maximum size of loans that qualify for these programs. For example, the FNMA and the FHLMC currently limit their loans secured by a single-family, owner-occupied residence to $207,000. To accommodate larger-sized loans, and loans that, for other reasons, do not conform to the agency programs, a number of private institutions have established their own home-loan origination and securitization programs.

    Mortgage-backed securities typically are issued with stated principal amounts, and the securities are backed by pools of mortgages that have loans with interest rates that are within a range and have varying maturities. The characteristics of the underlying pool of mortgage, i.e., fixed-rate or adjustable-rate, as well as prepayment risk, are passed on to the certificate holder. The life of a mortgage-backed pass-through security thus approximates the life of the underlying mortgages.

    R&G Financial's securities portfolio includes CMOs. CMOs have been developed in response to investor concerns regarding the uncertainty of cash flows associated with the prepayment option of the underlying mortgagor and are typically issued by government agencies, government sponsored enterprises and special purpose entities, such as trusts, corporations or partnerships, established by financial institutions or other similar institutions. A CMO can be collateralized by loans or securities which are insured or guaranteed by the FNMA, the FHLMC or the GNMA. In contrast to pass-through mortgage-backed securities, in which cash flow is received pro rata by all security holders, the cash flow from the mortgages underlying a CMO is segmented and paid in accordance with a predetermined priority to investors holding various CMO classes. By allocating the principal and interest cash flows from the underlying collateral among the separate CMO classes, different classes of bonds are created, each with its own stated maturity, estimated average life, coupon rate and prepayment characteristics.

    Mortgage-backed securities generally increase the quality of R&G Financial's assets by virtue of the insurance or guarantees that back them, are more liquid than individual mortgage loans and may be used to collateralize borrowings or other obligations of R&G Financial. At June 30, 1996, $57.0 million or 25.8% of R&G Financial's mortgage-backed securities was pledged to secure various obligations of R&G Financial.

    The FDIC has issued a statement of policy which states, among other things, that mortgage derivative products (including CMOs and CMO residuals) which possess average life or price volatility in excess of a benchmark fixed rate 30-year mortgage-backed pass-through security are "high-risk mortgage securities," are not suitable investments for depository institutions, and if considered "high risk" at purchase must be carried in the institution's trading account or as assets held for sale, and must be marked to market on a regular basis. In addition, if a security was not considered "high risk" at purchase but was later found to be "high risk" based on the tests, it may remain in the held-to-maturity portfolio as long as the institution has positive intent to hold the security to maturity and has a documented plan in place to manage the high risk. At June 30, 1996, the Bank's

CMOs and CMO residuals, which had a fair value of $7.9 million, were designated as "high-risk mortgage securities" and classified as available for sale.

SOURCES OF FUNDS

    GENERAL. R&G Financial will consider various sources of funds to fund its investment and lending activities and evaluates the available sources of funds in order to reduce R&G Financial's overall funding costs. Deposits, reverse repurchase agreements, warehouse lines of credit, notes payable, FHLB advances, subordinated capital notes and sales, maturities and principal repayments on loans and securities have been the major sources of funds for use in R&G Financial's lending and investing activities and for other general business purposes.

    DEPOSITS. Deposits are the major sources of the Bank's funds for lending and other investment purposes. Consumer and commercial deposits are attracted principally from within the Bank's primary market area through the offering of a broad selection of deposit instruments, including passbook, NOW and Super NOW, checking and commercial checking and certificates of deposit ranging in terms from 7 days to 10 years. Included among these deposit products are $145.6 million of certificates of deposit with balances of $100,000 or more, which amounted to 25.9% of the Bank's total deposits at June 30, 1996. Deposit account terms vary according to the minimum balance required, the time periods the funds must remain on deposit and the interest rate, among other factors.

    The Bank attempts to price its deposits in order to promote deposit growth. The Bank regularly evaluates the internal costs of funds, surveys rates offered by competing institutions, reviews the Bank's cash flow requirements for lending and liquidity and executes rate changes when deemed appropriate. The Bank does not currently obtain funds through brokers, although at June 30, 1996 it held $5.3 million of deposits acquired from money desks in the United States.

    The principal methods currently used by the Bank to attract deposit accounts include offering a wide variety of services and accounts and competitive interest rates. The Bank utilizes traditional marketing methods to attract new customers and savings deposits, including advertising.

     The following table presents the average balance of each deposit type and the average rate paid one each deposit type of the Bank for the periods indicated.

                                                                                             December 31,
                                                                    ---------------------------------------------------------------
                                                 June 30, 1996             1995                  1994                  1993
                                              -------------------   -------------------   -------------------   -------------------
                                              Average    Average    Average    Average    Average    Average    Average    Average
                                              Balance   Rate Paid   Balance   Rate Paid   Balance   Rate Paid   Balance   Rate Paid
                                              --------  ---------   --------  ---------   --------  ---------   --------  ---------
                                                                             (Dollars in Thousands)
Passbook....................................  $ 73,542     3.75%    $ 59,860     3.66%    $ 45,220     3.60%    $ 30,800     4.18%
NOW and Super NOW accounts..................    76,381     3.83       65,135     3.82       72,662     3.87       47,818     3.67
Checking....................................    10,610       --        6,050       --        2,725       --        1,423       --
Commercial checking(1)......................    36,547       --       24,601       --       22,819       --       23,827       --
Certificates of deposit.....................   336,703     6.06      276,187     6.25      197,035     5.20      128,980     5.37
                                              --------  ---------   --------  ---------   --------  ---------   --------  ---------
  Total deposits............................  $533,783     4.89%    $431,833     5.05%    $340,461     4.25%    $232,848     4.45%
                                              --------  ---------   --------  ---------   --------  ---------   --------  ---------
                                              --------  ---------   --------  ---------   --------  ---------   --------  ---------

------------------------
(1) Includes $16.4 million, $9.7 million, $10.0 million and $13.3 million of escrow funds of R&G Mortgage maintained with the Bank at June 30, 1996 and at December 31, 1995, 1994 and 1993, respectively.


     The following table sets forth the maturities of the Bank's certificates of deposit having principal amounts of $100,000 or more at June 30, 1996.

                                                                     Amount
                                                                ----------------
                                                                 (In Thousands)
Certificates of deposit maturing:
   Three months or less........................................      $41,118
Over three through six months..................................       29,829
Over six through twelve months.................................       40,007
Over twelve months.............................................       34,627
                                                                    --------
   Total.......................................................     $145,581
                                                                    --------
                                                                    --------

     BORROWINGS. R&G Financial's business requires continuous access to various funding sources, both short and long-term. R&G Mortgage's primary source of short-term funds is through sales of securities to investment dealers under agreements to repurchase ("reverse repurchase agreements"). The Bank also from time to time utilizes reverse repurchase agreements when they represent a competitive short-term funding source. In a reverse repurchase agreement transaction, R&G Financial will generally sell a mortgage-backed security agreeing to repurchase either the same or a substantially identical security on a specified later date (generally not more than 90 days) at a price less than the original sales price. The difference in the sale price and purchase price is the cost of the use of the proceeds. The mortgage-backed securities underlying the agreements are delivered to the dealers who arrange the transactions. For agreements in which R&G Financial has agreed to repurchase substantially identical securities, the dealers may sell, loan or otherwise dispose of R&G Financial's securities in the normal course of their operations; however, such dealers or third party custodians safe-keep the securities which are to be specifically repurchased by R&G Financial. Reverse repurchase agreements represent a competitive cost funding source for R&G Financial. Nevertheless, R&G Financial is subject to the risk that the lender may default at maturity and not return the collateral. The amount at risk is the value of the collateral which exceeds the balance of the borrowing. In order to minimize this potential risk, R&G Financial only deals with large, established investment brokerage firms when entering into these transactions. Reverse repurchase transactions are accounted for as financing arrangements rather than as sales of such securities, and the obligations to repurchase such securities is reflected as a liability in R&G Financial's Consolidated Financial Statements. As of June 30, 1996, R&G Financial had $98.3 million of reverse repurchase agreements outstanding, all but $10.2 million of which represented borrowings of R&G Mortgage. At June 30, 1996, the weighted average interest rate on R&G Financial's reverse repurchase agreements amounted to 4.52%. See Note 10 of R&G Financial's Notes to Consolidated Financial Statements.

     R&G Mortgage's loan originations are also funded by borrowings under various warehouse lines of credit provided by two unrelated commercial banks ("Warehouse Lines"). At June 30, 1996, R&G Mortgage was permitted to borrow under such Warehouse Lines up to $79.4 million, $39.9 million of which was drawn upon and outstanding as of such date. The Warehouse Lines are used by R&G Mortgage to fund loan commitments and must generally be repaid within 180 days after the loan is closed or when R&G Mortgage receives payment from the sale of the funded loan, whichever occurs first. Until such sale closes, the Warehouse Lines provide that the funded loan is pledged to secure the outstanding borrowings. The Warehouse Lines are also collateralized by certificates of deposit, a general assignment of mortgage payments receivable, an assignment of certain mortgage servicing rights and an assignment of key man life insurance policies on Mr. Victor J. Galan, R&G Financial's Chairman of the Board and Chief Executive Officer. In addition, some of the Warehouse Lines are personally guaranteed by Mr. Galan. Certain of these warehousing lines of credit impose restrictions on R&G Mortgage with respect to the maintenance of minimum levels of net worth and working capital and limitations on the amount of indebtedness and dividends which may be declared.

     The interest rate on funds borrowed pursuant to the Warehouse Lines is based upon a specified prime rate less a negotiated amount or a designated Puerto Rico Section 936 funds rate (which is lower than the prime rate) plus a negotiated amount. By maintaining compensating balances, R&G Mortgage is able to borrow funds under the Warehouse Lines at a lower interest rate than would otherwise apply. These compensating balances are comprised of a portion of the escrow accounts maintained by R&G Mortgage for principal and interest payments and related tax and insurance payments on loans its services. At June 30, 1996, the weighted average interest rate being paid by R&G Mortgage under its Warehouse Lines amounted to 4.36%.

     The Warehouse Lines include various covenants and restrictions on R&G Mortgage's operations, including maintenance of minimum levels of net worth and working capital, minimum levels and ratios with respect to outstanding indebtedness and restrictions on the amount of dividends which can be declared and paid by R&G Mortgage on its common stock (which is limited to 50% of R&G Mortgage's net income for the preceding fiscal year). Management of R&G Financial believes that as of June 30, 1996, it was in compliance with all of such covenants and restrictions and does not anticipate that such covenants and restrictions will limit its operations. See Note 11 of R&G Financial's Notes to Consolidated Financial Statements.

     R&G Mortgage also obtains funds on a longer-term basis (greater than one-year) through various notes payable. Long-term notes payable amounted to $4.5 million as of June 30, 1996. These long-term notes payable are generally cross-collateralized with certain of the assets and guarantees used as collateral for the Warehouse Lines discussed above. See Note 12 of R&G Financial's Notes to Consolidated Financial Statements.

     Although the Bank's primary source of funds is deposits, the Bank also borrows funds on both a short and long-term basis. The Bank actively utilizes 936 Notes as a primary borrowing source. The 936 Notes have original terms to maturity of between five and eight years and are payable semiannually at either a variable interest rate (84% of three-month LIBOR less .125%) or a fixed interest rate (ranging from 5.50% to 7.15%). The Bank is able to obtain such low cost funds by investing the proceeds in eligible activities as proscribed under Puerto Rico law, which provide tax advantages under Puerto Rico tax laws and under U.S. federal tax laws for U.S. corporations which are operating in Puerto Rico pursuant to Section 936 of the Code. See
" -- Mortgage Banking Activities -- Puerto Rico Secondary Mortgage Market and Favorable Tax Treatment." At June 30, 1996, $41.0 million of the 936 Notes were secured by marketable securities, while $60.0 million were secured by standby letters of credit issued by the FHLB of New York (which are, in turn, secured by first mortgage loans, securities and cash deposits). The 936 Notes contain certain provisions which indemnify the holders thereof from the federal tax liability which would be incurred, plus any penalties and interest, if the Bank did not invest the proceeds as required in eligible activities, and also provide for a "gross up" provision which permits the Bank to continue the obligation at an adjusted interest rate based on LIBOR in the event the interest on the 936 Notes is subject in whole or in part to federal and/or Puerto Rico income tax. At June 30, 1996, the Bank had $101.0 million of 936 Notes outstanding, $50.0 million of which matures in 1997, $23.6 million of which matures in 1999, $25.0 million of which matures in 2000 and $2.4 million of which matures in 2003. See Note 11 of R&G Financial's Notes to Consolidated Financial Statements.

     The Bank obtains both fixed-rate and variable-rate short-term and long-term advances from the FHLB of New York upon the security of certain of its residential first mortgage loans, securities and cash deposits, provided certain standards related to the credit-worthiness of the Bank have been met. FHLB of New York advances are available for general business purposes to expand lending and investing activities. Advances from the

FHLB of New York are made pursuant to several different credit programs, each of which has its own interest rate and range of maturities. At June 30, 1996, the Bank had access to $50.0 million in advances from the FHLB of New York, and had two FHLB of New York advances aggregating $11.0 million outstanding as of such date, which mature in 1996 and have a weighted average interest rate of 6.12%. In addition, at June 30, 1996, the Bank maintained $73.8 million in standby letters of credit with the FHLB of New York, which secured $60.0 million of outstanding 936 Notes payable and $7.0 million of 936 certificates of deposit. At June 30, 1996, the Bank had pledged specific collateral aggregating $113.5 million to the FHLB of New York under its advances program and to secure the letters of credit. The Bank maintains collateral with the FHLB of New York in excess of applicable requirements in order to facilitate additional borrowings by the Bank in the future. See Note 13 of R&G Financial's Notes to Consolidated Financial Statements.

     In June 1991, the Bank issued $3.3 million of subordinated capital notes bearing interest at 8% payable on a quarterly basis. The subordinated notes are guaranteed by R&G Mortgage and by the Chairman of the Board and Chief Executive Officer of R&G Financial, and are secured by an irrevocable standby letter of credit issued by an unrelated commercial bank. Pursuant to the terms of the subordinated notes, the Bank is required to deposit with an established sinking fund in seven equal annual installments (the first of which began in September 1992 and the last of which is scheduled for June 1998, when the notes mature) cash or other permitted investments in an amount sufficient to retire one-seventh ($464,000) of the aggregate principal amount of the subordinated notes. The standby letter of credit is reduced in equal proportion to the deposits to such sinking fund. See Note 15 of R&G Financial's Notes to the Consolidated Financial Statements.

     In December 1995, the Bank sold single-family residential mortgage loans with an aggregate outstanding balance of approximately $55 million to two commercial banks. In connection with the foregoing, R&G Mortgage assumed certain recourse provisions and guaranteed a specific yield to the purchasers of the loans. In addition, the purchasers of the loans have the right, at their option, to require R&G Mortgage to purchase the mortgage loans at any time after December 2000. Management has estimated its liability, if any, under the foregoing recourse provisions to be immaterial as of June 30, 1996. In R&G Financial's Consolidated Financial Statements, R&G Financial has recognized the foregoing transaction as a transfer of loans with recourse. Accordingly, the proceeds from such transaction (amounting to $53.5 million at June 30, 1996) have been reported as a secured borrowing in R&G Financial's Consolidated Financial Statements. Similarly, the aggregate outstanding principal balance of the related loans (amounting to $52.8 million as of June 30, 1996) have been reported as an asset in R&G Financial's Consolidated Financial Statements. See Note 14 of R&G Financial's Notes to the Consolidated Financial Statements.

     The following table sets forth certain information regarding the short-term borrowings of R&G Financial at or for the dates indicated.

                                                                        At or For the Six
                                                                           Months Ended       At or For the Year Ended
                                                                             June 30,               December 31,
                                                                        ------------------  ----------------------------
                                                                          1996      1995      1995      1994      1993
                                                                        --------  --------  --------  --------  --------
                                                                                      (Dollars in Thousands)
R&G Mortgage:
Securities sold under agreements to repurchase:
  Average balance outstanding.........................................  $ 90,765  $108,447  $ 99,145  $ 84,405  $  2,273
  Maximum amount outstanding at any month-end during the period.......    95,314   124,535   112,507   119,926    19,089
  Balance outstanding at end of period................................    88,094   124,535    87,958    97,355        --
  Average interest rate during the period.............................      5.32%     5.93%     5.87%     4.74%     2.65%
  Average interest rate at end of period..............................      4.51%     4.49%     5.47%     4.20%       --%

Notes Payable:
  Average balance outstanding.........................................  $ 33,205  $ 21,268  $ 24,521  $ 61,352  $ 79,263
  Maximum amount outstanding at any month-end during the period.......    41,883    27,849    31,626   134,271   133,913
  Balance outstanding at end of period................................    41,883    20,511    30,130    22,215   133,913
  Average interest rate during the period.............................      4.10%     4.70%     4.92%     5.15%     5.40%
  Average interest rate at end of period..............................      4.36%     4.88%     3.00%     3.50%     5.60%

The Bank:
FHLB of New York advances:
  Average balance outstanding.........................................  $  5,728  $ 13,554  $ 11,796  $ 12,060  $  9,110
  Maximum amount outstanding at any month-end during the period.......    11,000    13,562    13,562    14,592    28,108
  Balance outstanding at end of period................................    11,000    13,534     6,007    13,568    11,688
  Average interest rate during the period.............................      6.34%     5.27%     6.00%     6.06%     5.36%
  Average interest rate at end of period..............................      6.12%     5.84%     6.74%     5.84%     5.90%
  Securities sold under agreements to repurchase:
  Average balance outstanding.........................................  $  3,022  $ 11,736  $  7,737  $  9,724  $  2,641
  Maximum amount outstanding at any month-end during the period.......    10,200    14,673    14,673    22,272    11,575
  Balance outstanding at end of period................................    10,200        --    10,525    11,566        --
  Average interest rate during the period.............................      4.92%     5.30%     5.16%     3.98%     2.65%
  Average interest rate at end of period..............................      4.73%       --%     5.11%     4.91%       --%

Notes Payable:
  Average balance outstanding.........................................  $ 72,978  $ 22,287  $ 30,597  $  4,020  $     --
  Maximum amount outstanding at any month-end during the period.......   101,000    23,600    51,000    23,600        --
  Balance outstanding at end of period................................   101,000    23,600    51,000    23,600        --
  Average interest rate during the period.............................      6.04%     7.26%     6.42%     6.47%       --
  Average interest rate at end of period..............................      5.31%     6.74%     5.93%     6.74%       --


TRUST AND INVESTMENT SERVICES

     R&G Financial also provides trust and investment services through the Bank's Trust Department. Services offered include custodial services, the administration of IRA accounts and the sale to investors of mortgage-backed securities guaranteed by GNMA. As of June 30, 1996, the Bank's Trust Department administered approximately 5,631 trust accounts, with aggregate assets of $18.9 million as of such date. In addition, during the three months ended June 30, 1996, the Bank's Trust Department had sold $5.4 million of GNMA mortgage-backed securities. The Bank receives fees dependent upon the level and type of service provided. The administration of the Bank's Trust Department is performed by the Trust Committee of the Board of Directors of the Bank.

OFFICES AND OTHER MATERIAL PROPERTIES

     The following table sets forth the net book value (including leasehold improvements and equipment) and certain other information with respect to the offices and other properties of R&G Financial at June 30, 1996, all of which properties are leased.

                                                                                    Net Book Value
               Description/Address                      Lease Term Expiration         of Property
--------------------------------------------------  ------------------------------  --------------
                                                                                    (In Thousands)
THE BANK:
Hato Rey Branch(1)(2)(3)                                  November 30, 1998               $548
280 Jess T. Pinero Avenue                             Two (2) five year options
Hato Rey, PR 00919

Los Jardines Branch                                       September 4, 1999                158
Los Jardines de Guaynabo Shopping Center               One (1) ten year option
PR Road No. 20
Guaynabo, PR 00969

San Patricio Branch                                         July 31, 2007                  182
San Patricio Plaza
Ortegon Street
Guaynabo, PR 00969

Bayamon Branch(2)(3)                                         May 31, 2001                  289
42-43 Betances Avenue                                  One (1) ten year option
Urb. Hermanas Davila
Bayamon, PR 00959

Bayamon East(4)                                            January 10, 2001                -0-
Road #174, Lote 100
Urb. Ind. Minillas
Bayamon, PR 00959

Arecibo Branch(3)                                         December 31, 2001                136
Marginal Vista Azul                                   Two (2) five year options
Corner San Daniel Avenue
Arecibo, PR 00612

Manati Branch(3)                                            August 8, 2009                 515
Plaza Puerta del Sol                                  Four (4) five year options
PR Road No. 2, Km. 49.7
Manati, PR 00674

Carolina Branch(3)                                          July 31, 2003                  284
65th Infantry Avenue
Corner San Marcos Street
Carolina, PR 00985

Trujillo Alto Branch(5)                                    October 31, 2004                137
Trujillo Alto Shopping Center
Trujillo Alto, PR 00976

                                      88

                                                                                    Net Book Value
               Description/Address                      Lease Term Expiration         of Property
--------------------------------------------------  ------------------------------  --------------
                                                                                    (In Thousands)

Santurce Branch                                             April 30, 1999                  64
1077 Ponce de Leon Avenue                             Three (3) six year options
Santurce, PR 00917

Laguna Gardens Branch(5)                                    April 30, 1999                 161
Laguna Gardens Shopping Center                         One (1) five year option
Isla Verde
Carolina, PR 00979

Plaza Carolina Branch(5)                                     May 31, 2000                  221
Plaza Carolina Mall
Carolina, PR 00985

Norte Shopping Branch(5)                                    April 30, 2000                  81
Norte Shopping Center                                 Two (2) five year options
Baldorioty de Castro Avenue
San Juan, PR 00907

Vega Baja Branch(5)                                          May 31, 2003                  244
Cabo Caribe Development                                One (1) five year option
PR Road No. 2, Marginal
Vega Baja, PR 00693

Mayaguez Branch(3)                                          April 30, 1997                 678
McKinley Street                                       Four (4) five year options
Corner Dr. Vady
Mayaguez, PR 00680

Operations Center(2)                                       January 10, 2001              1,213
Road #174, Lote #100                                                                   -------
Urb. Ind. Minillas
Bayamon, PR 00959                                                                        4,911
                                                                                       -------

R&G MORTGAGE:
Caguas Office                                               July 31, 2000                   18
D-9 Degetau Street                                     One (1) five year option
Urb. San Alfonso
Caguas, PR 00725

Ponce Office                                                 May 1, 1998                    13
25 Las Americas Avenue
Ext. Buena Vista
Ponce, PR 00731

Fajardo Office                                               May 16, 1999                   11
51 Celis Aguilera Street                               One (1) five year option
Fajardo, PR 00738

                                      89

                                                                                    Net Book Value
               Description/Address                      Lease Term Expiration         of Property
--------------------------------------------------  ------------------------------  --------------
                                                                                    (In Thousands)

Los Jardines Office(6)                                      August 1, 2006                  37
Los Jardines de Guaynabo Shopping Center               One (1) five year option
PR Road No. 20
Guaynabo, PR 00969

San Patricio Office(6)                                       May 1, 1998                    18
K-4 Ebano Street                                       One (1) five year option
Ponderosa Building
San Patricio
Guaynabo, PR 00969

Hato Rey Office(2)(3)                               September 1, 1996 with monthly       1,677
280 Jesus T. Pinero Avenue                                 renewal options
Hato Rey, PR 00919

Bayamon Office(2)(3)                                         May 30, 2001                   54
42-43 Betances Avenue                                  One (1) ten year option
Urb. Hermanas Davila
Bayamon, PR 00959

Arecibo Office(3)                                          January 1, 2002                  30
Marginal Vista Azul                                   Two (2) five year options
Corner San Daniel Avenue
Arecibo, PR 00612

Manati Office(3)(7)                                        October 30, 1998                 24
Plaza Puerta del Sol                                   One (1) five year option
PR Road No. 2, Km. 49.7
Manati, PR 00674

Carolina Office(3)(7)                                      October 30, 1998                 20
65th Infantry Avenue                                   One (1) five year option
Corner San Marcos Street
Carolina, PR 00985

Mayaguez Office(3)(7)                                      October 30, 1998                 43
McKinley Street                                        One (1) five year option        -------
Corner Dr. Vady
Mayaguez, PR 00680
                                                                                         1,945
                                                                                       -------
                                                                                        $6,856
                                                                                       -------
                                                                                       -------

------------------------
(1) Also serves as the main office of R&G Financial.

(2) Leased from VIG Leasing, S.E., which is owned by the family of Victor J. Galan, Chairman of the Board and Chief Executive Officer of R&G Financial. See "Management - Transactions with Certain Related Persons."

(3) The Bank and R&G Mortgage each maintain separate offices in the same building.

(4) Application was approved by regulatory authorities in June 1996. The Bank will operate a temporary trailer facility at the site beginning July 1, 1996 until improvements to the branch office are completed in late 1996.

(5) Facility includes an R&G Mortgage Banking Center. See "Management -- Transactions with Certain Related Persons."

(6) The Bank maintains an office at this location in a separate facility.

(7) Office is subleased from the Bank.


PERSONNEL

     As of June 30, 1996, R&G Financial (on a consolidated basis) had 662 full-time employees and 49 part-time employees. The employees are not represented by a collective bargaining agreement and R&G Financial believes that it has good relations with its employees.

LEGAL PROCEEDINGS

     R&G Financial is involved in routine legal proceedings occurring in the ordinary course of business which, in the aggregate, are believed by management to be immaterial to the financial condition and results of operations of R&G Financial.

                       SELECTED FINANCIAL AND OTHER DATA
                              OF R-G PREMIER BANK

     The following table presents selected financial and other data of the Bank for the six months ended June 30, 1996 and 1995, and for each of the five years in the period ended December 31, 1995. The selected financial data should be read in conjunction with the Financial Statements of the Bank, including the accompanying Notes, presented elsewhere herein. The financial information presented for the six months ended June 30, 1996 and 1995 is unaudited. In the opinion of management, this information reflects all adjustments, consisting only of normal recurring accruals and adjustments, necessary for a fair presentation. The information set forth in the table does not reflect adjustments made to the Financial Statements upon consolidation with R&G Financial.

                                                              At or for the Six
                                                                 Months Ended
                                                                    June 30,           At or For the Year Ended December 31,
                                                              ------------------  ------------------------------------------------
                                                                1996      1995      1995      1994      1993      1992      1991
                                                              --------  --------  --------  --------  --------  --------  --------
                                                                                     (Dollars in Thousands)
SELECTED BALANCE SHEET DATA:
  Total assets..............................................  $742,148  $568,655  $640,846  $464,982  $359,708  $194,128  $145,289
  Loans receivable, net.....................................   545,353   370,374   417,245   301,614   216,628   116,464    96,029
  Mortgage loans held for sale..............................     8,292    18,933     9,330    14,286    28,958    27,634    10,669
  Mortgage-backed and investment securities held for
   trading..................................................     2,152     1,921     1,847     1,918        --        --        --
  Mortgage-backed securities available for sale.............    44,469     7,964    61,008    11,422    12,699     4,763     4,197
  Mortgage-backed securities held to maturity...............    39,473    81,600    41,731    84,122    39,122    15,557    12,119
  Investment securities, available for sale.................    23,108     3,280     3,280     1,878     1,721     1,861     1,198
  Investment securities held to maturity....................     8,685     1,753     2,046     2,182     3,255       406       406
  Cash and cash equivalents(1)..............................    53,818    69,607    89,733    36,175    48,370    19,392    16,900
  Deposits..................................................   563,147   484,048   518,187   380,148   317,186   169,998   128,226
  Securities sold under agreements to repurchase............    10,200        --    10,525    11,566        --        --     1,800
  Notes payable.............................................   101,000    23,600    51,000    23,600        --        --        --
  Other borrowings(2).......................................    11,000    13,534     6,007    13,568    11,688        --        --
  Subordinated notes(3).....................................     3,250     3,250     3,250     3,250     3,250     3,250     3,250
  Stockholders' equity......................................    45,926    38,918    43,712    27,878    20,885    13,553     8,100

SELECTED INCOME STATEMENT DATA:
Revenues:
  Net interest income after
   provision for loan losses................................  $ 11,279  $  8,081  $ 17,905  $ 15,089  $ 10,636  $  6,489  $  3,645
  Net gain on sale of securities and mortgage loans.........       424       647     1,567       202     4,368     2,722     1,088
  Other(4)..................................................     2,634     1,602     4,998     1,671     2,396     1,690       714
                                                              --------  --------  --------  --------  --------  --------  --------
  Total revenue.............................................    14,337    10,330    24,470    16,962    17,400    10,901     5,447
                                                              --------  --------  --------  --------  --------  --------  --------
Expenses:
  Employee compensation and benefits........................     3,083     1,633     4,330     3,193     1,905     1,129       868
  Office occupancy and equipment............................     1,943     1,132     2,860     2,316     1,448       454       300
  Other administrative and general..........................     4,061     2,885     7,498     5,277     4,117     2,364     1,703
                                                              --------  --------  --------  --------  --------  --------  --------
    Total expenses..........................................     9,087     5,650    14,688    10,786     7,470     3,947     2,872
                                                              --------  --------  --------  --------  --------  --------  --------
  Income before income taxes................................     5,250     4,680     9,782     6,176     9,930     6,954     2,575
  Income taxes(5)...........................................     1,525     1,690     3,576     2,170     3,849     2,751       503
  Cumulative effect of change in accounting principle.......        --        --        --        --        --        --        --
                                                              --------  --------  --------  --------  --------  --------  --------
  Net income................................................  $  3,725  $  2,990  $  6,206  $  4,006  $  6,081  $  4,203  $  2,072
                                                              --------  --------  --------  --------  --------  --------  --------
                                                              --------  --------  --------  --------  --------  --------  --------
SELECTED OPERATING DATA(6):
Performance Ratios and Other Data:
  Return on average assets..................................      1.11%     1.23%     1.15%     0.99%     2.17%     2.41%     1.82%
  Return on average equity..................................     16.81     19.91     18.56     17.38     36.65     38.08     31.67
  Equity to assets at end of period.........................      6.19      6.84      6.82      6.00      5.81      6.98      5.58
  Interest rate spread(7)...................................      3.34      3.40      3.29      3.80      4.14      4.15      3.63
  Net interest margin(7)....................................      3.58      3.53      3.57      3.87      4.25      4.27      3.76
  Average interest-earning assets to average interest-
   bearing liabilities......................................    105.01    102.57    105.66    101.76    102.74    102.24    101.85
  Full-service Bank offices.................................        14         8        14         8         8         5         3

                                      92

                                                              At or for the Six
                                                                 Months Ended
                                                                    June 30,           At or For the Year Ended December 31,
                                                              ------------------  ------------------------------------------------
                                                                1996      1995      1995      1994      1993      1992      1991
                                                              --------  --------  --------  --------  --------  --------  --------
                                                                                     (Dollars in Thousands)
Asset Quality Ratios(8):
  Non-performing loans to total loans at end of period......      2.42%     2.46%     2.50%     1.87%     2.26%     1.91%     1.53%
  Non-performing assets to total assets at end of period....      1.94      1.79      1.75      1.39      1.60      1.21      1.22
  Allowance for loan losses to total loans at end of
   period...................................................      0.58      0.72      0.83      0.94      1.35      1.01      0.87
  Allowance for loan losses to total non-performing loans at
   end of period............................................     23.90     29.06     33.19     50.10     59.87     52.72     56.60
Bank Regulatory Capital Ratios(9):
  Tier 1 risk-based capital ratio...........................     10.04%    10.53%    10.53%    11.03%      N/A       N/A       N/A
  Total risk-based capital ratio............................     11.02     12.03     11.66     13.59       N/A       N/A       N/A
  Tier 1 leverage capital ratio.............................      6.09      5.82      6.25      5.95       N/A       N/A       N/A

------------------------
(1) Comprised of cash and due from banks, securities purchased under agreements to resell, time deposits with other banks and federal funds sold, all of which had original maturities of 90 days or less.

(2) Comprised of advances from the Federal Home Loan Bank ("FHLB") of New York. See "Business of R&G Financial - Sources of Funds - Borrowings" and Note 13 of R&G Financial's Notes to Consolidated Financial Statements.

(3) Represents a seven-year subordinated capital note of the Bank issued in 1991, which is subject to an annual sinking fund requirement. See "Business of R&G Financial - Sources of Funds - Borrowings" and Note 15 of R&G Financial's Notes to Consolidated Financial Statements.

(4) Comprised of change in provision for cost in excess of market value of loans available for sale, net gain on trading account, and other miscellaneous revenue sources, including service charges, fees and other income.

(5) Net of income tax benefits of approximately $622,000 in 1991 related to loss carryforwards.

(6) With the exception of end of period ratios, all ratios are based on average daily balances. All ratios are annualized where appropriate.

(7) Interest rate spread represents the difference between the Bank's weighted average yield on interest-earning assets and the weighted average rate on interest-bearing liabilities. Net interest margin represents net interest income as a percent of average interest-earning assets.

(8) Non-performing loans consist of the Bank's non-accrual loans and non-performing assets consist of the Bank's non-performing loans and real estate acquired by foreclosure or deed-in-lieu thereof. See "Business of R&G Financial - Asset Quality."

(9) All of such ratios were in compliance with the applicable requirements of the FDIC. Prior to 1994, the Bank operated as a savings and loan association. As such, the Bank was subject to the capital ratios of the OTS and not those of the FDIC and was at all times in capital compliance therewith. For definitions and further information relating to the regulatory capital requirements of the Bank, see "Regulation - The Bank - Capital Requirements."

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS OF THE BANK

FINANCIAL CONDITION

     At June 30, 1996, the Bank's total assets amounted to $742.1 million, as compared to $640.8 million at December 31, 1995. The $101.3 million or 15.8% increase in the Bank's total assets during the six months ended June 30, 1996 was primarily the result of a $128.1 million or 30.7% increase in loans receivable net, primarily reflecting increased net residential loan originations, and a $19.8 million increase in investment securities available for sale, which was partially offset by a $16.5 million or 27.1% decrease in mortgage backed securities available for sale. These increases were funded by increases in deposits of $45.0 million or 8.7% and notes payable of $50.0 million or 98.0%, as well as by the liquidity resulting from decreases of $19.8 million or 604.6% in investment securities available for sale and $22.9 million or 51.1% of time deposits with other banks. Stockholders' equity increased during the six months ended June 30, 1996 by $2.2 million or 5.1% to $45.9 million, attributable to the $3.7 million of net income earned by the Bank during the period, offset by a $1.5 million increase in unrealized loss on securities available for sale resulting from the application of FASB 115.

     The Bank's total assets increased by $175.9 million or 37.8% to $640.8 million at December 31, 1995 from the prior fiscal year end. The growth during 1995 reflects the Bank's June 1995 acquisition from another Puerto Rico commercial bank of $77.2 million in deposits and six branch offices (after consolidation). Total deposits increased by $138.0 million or 36.3% and notes payable increased by $27.4 million or 116.1%. The investment of these sources of funds into interest-earning assets is evidenced by increases of $115.6 million or 38.3% in loans receivable, net. In addition, investment securities available for sale increased by $1.4 million or 74.6%, while investment securities at cost decreased by $42.4 million or 50.4%, as the Bank took advantage of FASB 115 and transferred $42.4 million of investment securities to its available for sale portfolio. Stockholders' equity increased by $15.8 million or 56.8%, primarily reflecting the issuance of $10.0 million of the Bank's preferred stock to R&G Mortgage and $4.0 million of net income during the year.

RESULTS OF OPERATIONS

     GENERAL. The Bank reported net income of $3.7 million, $3.0 million, $6.2 million, $4.0 million and $6.1 million during the six months ended June 30, 1996 and 1995 and the years ended December 31, 1995, 1994 and 1993, respectively.

     Net income increased by $736,000 or 24.6% during the six months ended June 30, 1996 over the prior comparable period, due primarily to a $3.2 million or 39.6% increase in net interest income after provision for loan losses and $809,000 or 36.0% increase in other income, which offset a $3.4 million or 60.8% increase in total operating expenses.

     Net income increased by $2.2 million or 54.9% during the year ended December 31, 1995 over the prior year. The improved earnings was due to increases of $4.7 million or 250.6% in total other income and $2.8 million or 18.7% in net interest income after provision for loan losses. These increases more than offset increases of $3.9 million or 36.2% in total operating expenses and $1.4 million or 64.8% in provision for income taxes.

     Net income decreased by $2.1 million or 34.1% during the year ended December 31, 1994 over the prior year. The decrease in net income was primarily due to a $4.9 million or 72.3% decrease in total other income and a $3.3 million or 44.4% increase in total operating expenses. These changes, which adversely affected net income, more than offset a $4.5 million or 41.9% increase in net interest income after provision for loan losses and a $1.7 million or 43.6% decrease in provision for income taxes.

     NET INTEREST INCOME. Net interest income amounted to $11.6 million, $8.0 million, $18.9 million, $15.1 million and $10.6 million during the six months ended June 30, 1996 and 1995 and the years ended December 31, 1995, 1994 and 1993, respectively. The $3.6 million or 44.9% increase during the six months ended June 30, 1996 was due to a $7.8 million or 39.8% increase in interest income, primarily attributable to increased interest income on the loan portfolio. This increase offset a $4.2 million or 36.2% increase in interest expense, attributable to an increase of $175.7 million or 39.7% in the average balance of interest-bearing liabilities.

     The $3.8 million or 25.0% increase in net interest income during 1995 was due to a $12.9 million or 41.1% increase in interest income, primarily a $10.6 million or 41.3% increase in interest on loans and a $1.4 million or 29.6% increase in interest on mortgage-backed securities. These increases offset a $9.1 million or 56.2% increase in interest expense, principally a $7.7 million or 53.3% increase in interest paid on deposits.

     The $4.5 million or 41.9% increase in net interest income during 1994 was attributable to a $9.5 million or 43.4% increase in interest income, due primarily to a $6.7 million or 35.1% increase in interest on loans and a $2.5 million or 120.9% increase in interest on mortgage-backed securities. These increases offset a $5.0 million or 44.8% increase in interest expense, principally due to a $4.4 million or 44.3% increase in interest paid on deposits.

     For further information on the increase in the Bank's loan portfolio and increased deposits, see "Business of R&G Financial - Lending Activities of the Bank" and "- Sources of Funds - Deposits." For information on the Bank's provision for loan losses, see "Management's Discussion and Analysis of Financial Condition and Results of Operation of R&G Financial - Results of Operations - Provision for Loan Losses."

     TOTAL OTHER INCOME. The Bank's total other income amounted to $3.1 million, $2.2 million, $6.6 million, $1.9 million and $6.8 million for the six months ended June 30, 1996 and 1995 and for the years ended December 31, 1995, 1994 and 1993, respectively. The $809,000 or 36.0% increase during the six months ended June 30, 1996 was primarily due to the $687,000 increase in service charges resulting from the acquisition of new branch offices in June 1995.

     During 1995, total other income increased significantly by $4.7 million or 250.6%. The increase was due to a $1.4 million or 676.6% increase in gain on sale of securities and mortgage loans, due to a $48.2 million increase in loan sales over the prior year, a $1.3 million or 45.9% increase in service charges, fees and other, due to the recognition of deferred fees on loans sold and additional service charges resulting from the new branch offices acquired, and a $1.7 million change in (provision) credit for cost in excess of market value of loans available for sale, as the Bank reversed an $859,000 provision established in the prior year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of R&G Financial - Results of Operations - Other Income."

     During 1994, total other income decreased significantly, by $4.9 million or 72.3%. The decrease was due primarily to a $4.2 million or 95.4% decrease in gain on sale of securities and mortgage loans, due to a decrease of $62.5 million in loan sales during the year and an $856,000 provision for cost in excess of market value for loans available for sale compared to none in 1993.

     TOTAL OPERATING EXPENSES. The Bank's total operating expenses amounted to $9.1 million, $5.7 million, $14.7 million, $10.8 million and $7.5 million during the six months ended June 30, 1996 and 1995 and for the years ended December 31, 1995, 1994 and 1993, respectively. The $3.4 million or 60.8% increase in total operating expenses during the six months ended June 30, 1996 was primarily due to the offering of new products and services to the public, and reflects a full period of increased expenses resulting from the Bank's June 1995 branch acquisition.

     The $3.9 million or 36.2% increase in total operating expenses in 1995, like the six month period ended June 30, 1996, reflects the Bank's June 1995 branch acquisition. Salaries and employees' benefits increased by $1.1 million or 35.6%, while other services, primarily occupancy, FDIC insurance, advertising and other taxes, increased by $2.2 million or 43.2%. All other expense categories experienced increases as well.

     During 1994, total operating expenses increased by $3.3 million or 44.4%. The major reason for the increase was a $1.3 million or 67.6% increase in salaries and employees' benefits and an $867,000 or 59.9% increase in occupancy and equipment. These increases were due to the purchase of Caribbean Federal Savings Bank on June 30, 1993. Other expenses also increased by $1.2 million or 28.2% due to additional expenses from the acquired institution.

     PROVISION FOR INCOME TAXES. Provision for income taxes amounted to $1.5 million, $1.7 million, $3.6 million, $2.2 million and $3.8 million during the six months ended June 30, 1996 and 1995 and for the years ended December 31, 1995, 1994 and 1993, respectively. The Bank's effective tax rate during such respective periods was 29.05%, 36.1%, 36.6%, 35.1% and 38.8%.

SUBSEQUENT EVENT

     On August 29, 1996 as a result of a review of its loan portfolio, management of the Bank became aware of certain potential loan losses related to the operation of its insurance premiums financing business and began an intensive investigation. The Bank believes that there were irregularities with respect to the origination and administration of a number of loans in contravention of established Bank policies by the former loan officer in charge of the department and has also notified the appropriate regulatory enforcement authorities. While the Bank's investigation is in its early stages, management is in the process of reviewing the collectibility of the loans in question and believes, based on information available to date, that its maximum loss exposure is $3.2 million, which does not take into consideration recovery efforts already initiated with existing obligors. While management presently is not able to estimate its actual loss exposure, management plans to continue to review its portfolio and to increase its reserve for loan losses during the third quarter. Furthermore, management believes that the claims which it will submit pursuant to its fidelity insurance policy will ultimately result in the recovery of a substantial portion of the amounts not recoverable from existing obligors.

                                  MANAGEMENT

DIRECTORS

     The following table sets forth information with respect to the directors of R&G Financial, R&G Mortgage and the Bank. There are no arrangements or understandings between R&G Financial, R&G Mortgage and the Bank and any person pursuant to which such person has been elected as a director. Except as set forth in the notes to the table below, no director is related to any other director or executive officer of R&G Financial, R&G Mortgage or the Bank by blood, marriage or adoption.

           Name                    Age(1)          Director Since          Term Expires
 R&G FINANCIAL:
 Victor J. Galan................    62                 1996                    1998
 Ana M. Armendariz..............    63                 1996                    1997
 Ramon Prats....................    46                 1996                    1998
 Juan J. Diaz...................    50                 1996                    1996
 Victor L. Galan(2).............    32                 1996                    1997
 Enrique Umpierre-Suarez........    54                 1996                    1998
 Benigno Fernandez..............    55                 1996                    1997
 Gilberto Rivera-Arreaga........    46                 1996                    1996
 Eduardo McCormack..............    68                 1996                    1998
 Laureano Carus Abarca..........    65                 1996                    1996
 Pedro L. Ramirez...............    53                 1996                    1997

 R&G MORTGAGE:
 Victor J. Galan................    62                 1972                    1996
 Ana M. Armendariz..............    63                 1977                    1996
 Nelida Galan(2)................    62                 1972                    1996
 Ramon Prats....................    46                 1985                    1996
 Juan J. Diaz...................    50                 1996                    1996
 Victor L. Galan(2).............    32                 1996                    1996
 Pedro L. Ramirez...............    53                 1996                    1996
 Eduardo McCormack..............    68                 1996                    1996
 Gilberto Rivera-Arreaga........    46                 1996                    1996
 Benigno Fernandez..............    55                 1996                    1996
 Laureano Carus Abarca..........    65                 1996                    1996

 THE BANK:
 Victor J. Galan................    62                 1990                    1999
 Ana M. Armendariz..............    63                 1990                    1998
 Ramon Prats....................    46                 1990                    1999
 Juan J. Diaz...................    50                 1990                    1997
 Victor L. Galan................    32                 1995                    1998
 Pedro Ramirez..................    53                 1990                    1997
 Laureno Carus Abarca...........    65                 1983(3)                 1997
 Jeanne Ubinas..................    67                 1983(3)                 1997
 Eduardo McCormack..............    68                 1990                    1999
 Enrique Umpierre-Suarez........    54                 1996                    1999
 Gilberto Rivera-Arreaga........    46                 1996                    1997
 Benigno R. Fernandez...........    55                 1996                    1998

----------------

(1)  As of December 31, 1995.

(2) Nelida Galan is the wife of Victor J. Galan, the Chairman of the Board and Chief Executive Officer of R&G Financial. Victor L. Galan is the son of Victor J. Galan.

(3) Includes service as director of Guaynabo Federal Savings and Loan Association, the predecessor to the Bank.


BIOGRAPHICAL INFORMATION

     R&G FINANCIAL AND R&G MORTGAGE. Information concerning the principal occupation of each director of R&G Financial and R&G Mortgage during the past five years is set forth below.

     VICTOR J. GALAN. Mr. Galan is Chairman of the Board and Chief Executive Officer of R&G Financial, a position he has held since R&G Financial's incorporation in March 1996. Mr. Galan is the founder and Chairman of the Board of R&G Mortgage, a position he has held since 1972. Mr. Galan served as Chief Executive Officer of R&G Mortgage from its inception until November 1994. In connection with the conversion of the Bank from a federal savings bank to a Puerto Rico commercial bank, in accordance with requirements of the OCFI, Mr. Galan turned over day to day responsibility for R&G Mortgage to Ramon Prats, Executive Vice President. Mr. Galan is also the Chairman of the Board, President and Chief Executive Officer of the Bank, a position he has held since the Bank was acquired by R&G Mortgage in February 1990.

     ANA M. ARMENDARIZ. Ms. Armendariz has been Controller and Treasurer of R&G Financial since April 1996 (its principal financial officer) and Senior Vice President and Controller of R&G Mortgage since January 1984.

     RAMON PRATS. Mr. Prats has been the Vice Chairman of the Board of Directors of R&G Financial since April 1996 and a director of R&G Mortgage since April 1985. Mr. Prats has been Executive Vice President of R&G Mortgage since February 1980 and has held the same position with R&G Financial since its inception. Mr. Prats also currently serves as Vice Chairman of the Board of Directors of the Bank, a position he has held since February 1990.

     JUAN J. DIAZ. Mr. Diaz has been a director of R&G Financial since April 1996, a director of R&G Mortgage since June 1996 and a director of the Bank since 1990. Mr. Diaz has served as Senior Vice President, Servicing Department of R&G Mortgage since April 1984.

     ENRIQUE UMPIERRE-SUAREZ. Mr. Umpierre-Suarez has been a director of R&G Financial and its Secretary since April 1996 and a director of the Bank since January 1996.

Mr. Umpierre-Suarez has also served as the Acting Secretary of the Bank since April 1996. Mr. Umpierre-Suarez is an attorney in private practice in Hato Rey, Puerto Rico and is also engaged in the private practice of engineering in Hato Rey, Puerto Rico.

     VICTOR L. GALAN. Mr. Galan is the son of Victor J. Galan, the Chairman and Chief Executive Officer of R&G Financial. Mr. Galan has been a director of R&G Financial since April 1996, a director of R&G Mortgage since June 1996 and a director of the Bank since 1995. Mr. Galan has been the Marketing Manager and Vice President of R&G Mortgage since February 1996. Mr. Galan has been associated with R&G Mortgage since 1982, having more recently served as Branch Manager at various locations since 1992. Mr. Galan served as Marketing Officer in charge of telemarketing in 1991 and his responsibilities prior thereto included work in the Accounting, Data Processing and Closing Departments..

     NELIDA GALAN. Ms. Galan is the wife of Victor J. Galan, the Chairman of the Board and Chief Executive Officer of R&G Financial. Ms. Galan has served as Treasurer of R&G Mortgage since it was organized.

     PEDRO RAMIREZ. Mr. Ramirez has been a director of R&G Financial since April 1996, a director of R&G Mortgage since June 1996 and a director of the Bank since 1990. Mr. Ramirez has been President and Chief Executive Officer of Empresas Nativas, Inc., a real estate development company, in Hato Rey, Puerto Rico, since 1983.

     LAURENO CARUS ABARCA. Mr. Carus has been a director of R&G Financial since April 1996, a director of R&G Mortgage since June 1996 and a director of the Bank (and its predecessor) since 1983. Mr. Carus has been the Chairman of the Board of Alonso and Carus Iron Works, Inc., in Catano, Puerto Rico, which is engaged in the production and fabrication of metal products and in the construction of commercial buildings, since September 1977 and he has been with the firm since 1960.

     EDUARDO MCCORMACK. Mr. McCormack has been a director of R&G Financial since April 1996, a director of R&G Mortgage since June 1996 and a director of the Bank since 1990. Mr. McCormack is recently retired. During 1994 and 1995, he served as a consultant to Bacardi Corporation, a rum manufacturer based in Catano, Puerto Rico. Prior thereto, Mr. McCormack was a Vice President of Bacardi Corporation from 1981 to 1993.

     GILBERTO RIVERA-ARREAGA. Mr. Rivera-Arreaga has been a director of R&G Financial since April 1996 and a director of R&G Mortgage and the Bank since June 1996. Mr. Rivera-Arreaga has been Executive Director and Vice President of Administration of the National College of Business & Technology, Inc., an educational center in Bayamon, Puerto Rico, since 1993. Prior thereto, Mr. Rivera-Arreaga engaged in the private practice of law in Bayamon, Puerto Rico.

     BENIGNO R. FERNANDEZ. Mr. Fernandez has been a director of R&G Financial since April 1996 and a director of R&G Mortgage and the Bank since June 1996. Mr. Fernandez is Senior

Partner of Fernandez, Perez Villarini & Co., a certified public accounting firm in Hato Rey, Puerto Rico. Mr. Fernandez has been a certified public accountant since 1969.

     THE BANK. Information concerning the principal occupation of the director of the Bank (who does not also serve as a director of R&G Financial and R&G Mortgage) during the past five years is set forth below.

     JEANNE UBINAS. Ms. Ubinas, a director of the Bank (and its predecessor) since 1983, engages in the private practice of radio therapeutic medicine with Radiation Oncology Center, Inc., in Hato Rey, Puerto Rico, and has been a radiation therapist since 1963.

BOARD OF DIRECTORS MEETINGS AND COMMITTEES OF R&G FINANCIAL, R&G MORTGAGE AND THE BANK

     As a newly established corporation, R&G Financial did not hold regular meetings of its Board of Directors during the year ended December 31, 1995. R&G Financial intends to hold regular meetings of the Board of Directors as is needed to adequately conduct R&G Financial's business. R&G Financial has established an Audit Committee, comprised of Messrs. Pedro L. Ramirez (Chairman), Gilberto Rivera-Arreaga and Eduardo McCormack. The Audit Committee shall be responsible for reviewing the reports of the independent auditors and internal auditors, and generally overseeing compliance with internal policies and procedures. R&G Financial may appoint an Executive Committee, and the Board of Directors intends to act as its own nominating committee with respect to nominating individuals to serve on its Board of Directors.

     Regular and special meetings of the Board of Directors of R&G Mortgage may be called and held at any time as necessary. During the year ended December 31, 1995, the Board of Directors of R&G Mortgage held 10 meetings. No incumbent director attended fewer than 75% of the aggregate of the total number of Board meetings held during the period he served as a director. R&G Mortgage did not operate any committees during the year ended December 31, 1995.

     Regular meetings of the Board of Directors of the Bank are held monthly and special meetings may be called at any time as necessary. During the year ended December 31, 1995, the Board of Directors of the Bank held 13 meetings. No incumbent director attended fewer than 75% of the aggregate of the total number of Board meetings held during the period he or she served as a director and the total number of meetings held by committees of the Board of Directors on which he or she served in fiscal 1995 except Mr. Carus, Mr. Rovira and Mr. McCormack, who each attended nine meetings or 69% of the 13 meetings held by the Board of Directors, respectively, and Ms. Ubinas, who attended seven meetings or 54% of the 13 meetings held by the Board of Directors.

     The Audit and Compliance Committee of the Bank's Board monitors the Bank's internal operations and audit functions and met 12 times during fiscal 1995. The Audit and Compliance Committee members are Messrs. Ramirez (Chairman), Rivera-Arreaga and Ms. Ubinas.

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

     The Ancillary Agreements Committee of the Bank examines all inter-company transactions between R&G Financial, R&G Mortgage and the Bank. The Ancillary Agreement Committee was established in February 1990 in connection with R&G Mortgage's acquisition of a controlling interest in the Bank, and is composed of directors not affiliated with R&G Mortgage. The Committee is responsible for the evaluation of the terms and conditions of any business transactions between R&G Mortgage and the Bank, with a view to continued compliance with the provisions of Sections 23A and 23B of the Federal Reserve Act, as well as applicable FDIC regulations. The Committee conducts surveys and obtains opinions from independent parties as part of its evaluations, and submits its recommendations to the Board of Directors. This is done with the purpose of ascertaining that the terms and conditions of such transactions are substantially the same, or at least as favorable to the Bank, as those prevailing for comparable transactions with or involving other nonaffiliated companies. The Ancillary Agreements Committee met ten times during fiscal 1995 and is comprised of Messrs. McCormack (Chairman), Fernandez and Carus. See "R&G Financial - Affiliated Transactions" and "Regulation - R&G Financial - Limitations on Transactions with Affiliates."

     The Trust Committee of the Bank is responsible for overseeing and directing the Trust Department of the Bank. The Trust Committee, which is comprised of Messrs. Domenech (Chairman), Carus, Mr. Victor J. Galan and Ms. Ubinas, met 12 times during fiscal 1995.

     The Interest Rate Risk and Budget Committee is responsible for monitoring the effects of interest rate changes on the Bank's loan portfolio. The Interest Rate Risk and Budget Committee, which is comprised of Mr. Victor J. Galan (Chairman), Messrs. Ortiz, Prats, Mr. Luis F. Aldea and Ms. Armendariz, met 12 times during fiscal 1995.

     In addition to the committees described above, the Bank has also established other committees of the Board and senior management which meet as required. These committees include, among others, the Executive Committee, the Internal Loan Review Committee, the Credit Committee, the Management Compliance Committee, the Electronic Data Processing Committee, the Operations Committee and the Training and Education Committee.

BOARD OF DIRECTORS FEES

     Directors of R&G Financial do not currently receive fees for attendance at meetings. Members of the Board of Directors of R&G Mortgage did not receive fees for meetings attended during fiscal 1995. Executive officers of R&G Mortgage who also serve on the Board of Directors are not compensated for serving on the Board of Directors or Committees thereof. Effective August 1996, the members of the Board of Directors of R&G Financial and R&G Mortgage who are not also executive officers will receive fees of $350 per Board meeting attended and $300 per Committee meeting attended.

     During fiscal 1995, members of the Board of Directors of the Bank received fees of $300 per meeting attended from January through June and $350 per meeting attended from July to December. Executive officers of the Bank who also serve on the Board of Directors are not compensated for their services on the Board of Directors or committees thereof. Non-officer members of the Board of Directors of the Bank serving on committees receive additional compensation in the amount of $250 per meeting attended from January through June 1995 and $300 per committee meeting attended from July to December 1995.

EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

     Set forth below is information concerning the two executive officers of the Bank who do not serve on the Board of Directors of R&G Financial, R&G Mortgage or the Bank. There are no additional executive officers of R&G Mortgage who do not serve on the Board of R&G Financial, R&G Mortgage or the Bank. Each executive officer is elected by the Board of Directors and serves until their successor is elected and qualified. No executive officer set forth below is related to any director or other executive officer of R&G Financial, R&G Mortgage or the Bank by blood, marriage or adoption, and there are no arrangements or understandings between a director of R&G Financial, R&G Mortgage or the Bank and any other person pursuant to which such person was elected an executive officer.

     OSVALDO DOMENECH. Mr. Domenech has been Executive Vice President and Chief Operating Officer of the Bank since February 1988.

     JOSE L. ORTIZ. Mr. Ortiz has been Chief Financial Officer of the Bank since September 1990. Prior thereto, Mr. Ortiz was Vice President -- Accounting Department of Caguas Federal Savings Bank in Hato Rey, Puerto Rico from May 1985 to September 1990.

BENEFITS

     STOCK OPTION PLAN. The Board of Directors of R&G Financial recently adopted the Stock Option Plan, which is designed to attract and retain qualified personnel in key positions, provide officers and key employees with a proprietary interest in R&G Financial as an incentive to contribute to the success of R&G Financial and reward key employees for outstanding performance and the attainment of targeted goals. The Stock Option Plan was approved by R&G Financial's stockholder in June 1996. An amount of Common Stock equal to 10% of the aggregate number of Class B Shares sold in R&G Financial's initial public offering (241,500 shares) were authorized under the Stock Option Plan, which may be filled by authorized but unissued shares, treasury shares or shares purchased by R&G Financial on the open market or from private sources. The Stock Option Plan provides for the grant of stock options and stock appreciation rights (collectively "Awards"). Awards are available for grant to key employees of R&G Financial and any subsidiaries. In connection with R&G Financial's initial public offering, R&G Financial awarded options for 200,000 shares to 28 employees of R&G Mortgage and the Bank at the initial public offering price of $14.50 per share, including stock options for 100,000, 15,000 and 10,000 shares to Ramon Prats, Juan J. Diaz and Osvaldo Domenech, respectively.

     The Stock Option Plan is administered and interpreted by a committee of the Board of Directors ("Committee") which are "disinterested" pursuant to applicable regulations under the federal securities laws. Unless sooner terminated, the Stock Option Plan will be in effect for a period of ten years from the earlier of adoption by the Board of Directors or approval by R&G Financial's stockholder.

     Under the Stock Option Plan, the Committee determines which officers and key employees will be granted options, the number of shares subject to each option, whether such options may be exercised by delivering other Class B Shares and when such options become exercisable. The per share exercise price of all stock options shall be required to be at least equal to the fair market value of a Class B Share on the date the option is granted.

     Stock options shall become vested and exercisable in the manner specified by the Committee at the rate of 20% per year, beginning one year from the date of grant. Each stock option or portion thereof shall be exercisable at any time on or after it vests and is exercisable until ten years after its date of grant or three months after the date on which the optionee's employment terminates, unless extended by the Committee to a period not to exceed one year from such termination. Stock options are non-transferable except by will or the laws of descent and distribution.

     Under the Stock Option Plan, the Committee is authorized to grant rights to optionees ("stock appreciation rights") under which an optionee may surrender any exercisable incentive stock option or compensatory stock option or part thereof in return for payment by R&G Financial to the optionee of cash or Class B Shares in an amount equal to the excess of the fair market value of the Class B Shares subject to option at the time over the option price of such shares, or a combination of cash and Class B Shares. Stock appreciation rights may be granted concurrently with the stock options to which they relate or at any time thereafter which is prior to the exercise or expiration of such options.

     All unvested options are accelerated in the event of retirement under R&G Financial's normal retirement policies or a change in control of R&G Financial, as defined in the Stock Option Plan. In addition, if an optionee dies or terminates service due to disability, while serving as an employee or non-employee director, all unvested options are accelerated. Under such circumstances, the optionee or, as the case may be, the optionee's executors, administrators, legatees or distributees, shall have the right to exercise all unexercised options during the twelve-month period following termination due to disability, retirement or death, provided no option will be exercisable within six months after the date of grant or more than ten years from the date it was granted.

     In the event of a stock split, reverse stock split or stock dividend, the number of Class B Shares under the Stock Option Plan, the number of shares to which any Award relates and the exercise price per share under any option or stock appreciation right shall be adjusted to reflect such increase or decrease in the total number of Class B Shares outstanding.

     PROFIT SHARING PLAN. Effective January 1, 1993, R-G Mortgage and the Bank adopted the R-G Mortgage Corporation and R-G Federal Savings Bank Profit Sharing Plan (the "Plan"), which is intended to comply with the Code, the Employee Retirement Income Security Act of 1974, and the Puerto Rico Income Tax Act of 1954. All employees of R&G Mortgage and the Bank are eligible to participate in the Plan except, among others, for those employees who are non-resident aliens. Eligible employees may enter the Plan on January 1, April 1, July 1, and
October 1 following attaining age 21 and completing one year of service. Under the Plan, a separate account is established for each participating employee and R&G Mortgage and the Bank may make discretionary contributions to the Plan which are allocated to employees' accounts. Employees may also contribute to the Plan by making salary reductions up to 10% of annual compensation for the year. Such contributions defer the employee's earning up to a maximum of $7,000 in each plan year. In 1995, R&G Mortgage and the Bank each matched an employee's contribution to the Plan up to 62.5% of the first 5% of an employee's compensation as follows: 12.5% when an employee has 0 to 5 years of service, 25% when an employee has 6 to 10 years of service, 39.5% when an employee has 11 to 15 years of service, 50% when an employee has 16 to 20 years of service, and 62.5% when an employee has 21 or more years of service. Employees' contributions to the Plan are immediately vested, and employees become 100% vested in employer contributions upon the completion of 5 years of service. All funds contributed to the Plan are held in a trust fund. R&G Mortgage and the Bank direct the investment of matching and discretionary contributions and employees direct the investment of elective contributions and rollover contributions. Contributions may be directed into four separate funds: a fixed income fund investing in insurance annuity contracts, the Fidelity Growth Fund, the Fidelity Growth & Income Fund, and the Fidelity S & P 500 Index Fund. Distributions from the Plan are made upon termination of service, death, or disability in a lump sum or installment payments. The normal retirement age under the Plan is age 65.

EXECUTIVE COMPENSATION

     SUMMARY COMPENSATION TABLE. The following table includes individual compensation information with respect to the Chairman of the Board and Chief Executive Officer of R&G Financial and the other most highly compensated officers of R&G Financial and its subsidiaries whose total compensation exceeded $100,000 for services rendered in all capacities during the fiscal year ended December 31, 1995. R&G Financial presently does not anticipate that it will pay salaries to its officers until such time as activities are specifically performed for it. Except as set forth in the footnotes to the table, the compensation expense shown below was incurred by the subsidiary (R&G Mortgage or the Bank) for whom the executive officer is employed.


                                                   Annual
                                                Compensation          Long-Term
                                          -----------------------    Compensation        All Other
Name and Principal Position                 Salary(1)     Bonus         Awards         Compensation(2)
----------------------------------------  ------------  ---------  ----------------  ------------------

Victor J. Galan, .......................     $193,087    $200,000         --               $1,874
Chairman and Chief Executive Officer
 of the Company; Chairman, R&G Mortgage;
 Chairman, President and Chief Executive
 Officer the Bank(3)

Ramon Prats ............................     $185,000    $300,000         --               $2,414
Executive Vice President, R&G Mortgage;
 Vice Chairman, the Bank (4)

Osvaldo Domenech, ......................     $116,360     $50,000         --                 $666
Executive Vice President and Chief
 Operating Officer of the Bank

Juan J. Diaz, ..........................      $98,261    $127,975         --               $1,562
Senior Vice President, R&G Mortgage

Roberto Cordova, .......................      $76,178     $45,000         --                 $796
Vice President, R&G Mortgage

-------------------------

(1) Does not include amounts attributable to miscellaneous benefits received by the named officers. The costs to R&G Financial of providing such benefits to the named officers during the year ended December 31, 1995 did not exceed the lesser of $50,000 or 10% of the total of annual salary and bonus reported.

(2) Represents the employers' contribution on behalf of the employee to the Profit Sharing Plan. See "-- Profit Sharing Plan."

(3) Mr. Galan was paid a salary of $42,562 and $150,525 from R&G Mortgage and the Bank, respectively, and a bonus of $200,000 from R&G Mortgage.

(4) Mr. Prats day to day services are conducted on behalf of, and he is compensated by, R&G Mortgage.

     Bonuses are paid by R&G Mortgage and the Bank based upon determinations by senior management of each company, which determinations are influenced by the profitability of the enterprise for the year in question. The bonuses of managers of the R&G Mortgage branches are based in part on loan production levels, while the bonuses for Bank branch managers are based in part on the level of deposits, loan production and new accounts. The bonuses of Vice Presidents and Department Managers are based in part on the final results of the entity's operations and business generated during the year. The Board of Directors of R&G Mortgage determine the bonuses for the President and Executive Vice President, which are based on profitability of that company's operations.

TRANSACTIONS WITH CERTAIN RELATED PERSONS

     The operations of R&G Mortgage and the Bank are linked to a material extent by a series of Ancillary Agreements which govern the significant affiliated transactions between the two companies. These agreements have been prepared with a view to compliance with Sections 23A and 23B of the Federal Reserve Act, which requires that the terms and conditions of transactions between a financial institution and an affiliate be on terms which are substantially the same, or at least as favorable to the financial institution, as those prevailing for comparable transactions with or involving other non-affiliated companies. See "R&G Financial - Affiliated Transactions and "Regulation - R&G Financial - Limitations on Transactions with Affiliates."

     In addition to the affiliated transactions described under "R&G Financial - Affiliated Transactions," R&G Mortgage and the Bank are also subject to a Data Processing Agreement, pursuant to which the Bank provides data processing services to R&G Mortgage with respect to the loan origination and loan administration of its servicing portfolio. The Bank charges R&G Mortgage a monthly fee for each R&G Mortgage computer that is linked to the Bank's main frame computer. R&G Mortgage assumed all of the expenses associated with modifying the Bank's existing computer programs, the design of the mortgage loan processing system and for installation of telephone lines, communications hardware and additional equipment.

     R&G Mortgage presently subleases space at eight branch offices of the Bank where it operates mortgage centers. The activities of the mortgage center include interviewing prospective borrowers for loans secured by first mortgages or second mortgages on residential real estate and home equity loans, processing the initial application for such loans, referring such loan applications to R&G Mortgage and/or the Bank, and accepting and processing the documentation necessary to underwrite such mortgage loans. No other lending or banking activity is conducted by R&G Mortgage on the premises of the Bank. R&G Mortgage pays the Bank a monthly rental payment, which is based on a pro rata portion of the main lease obligation. See "Business of R&G Financial -- Offices and Other Material Properties."

     During the year ended December 31, 1995, VIG Leasing, S.E., a Puerto Rico real estate partnership which is 95.8% owned by the family of Victor J. Galan, R&G Financial's

Chairman of the Board and Chief Executive Officer, received lease payments from R&G Mortgage and the Bank on properties owned of $656,000 and $312,000, respectively. R&G Mortgage and the Bank believe that the lease terms are on terms substantially the same as they would have negotiated with a non-affiliated party. In addition, in November 1995, R&G Mortgage originated a $1.4 million commercial real estate loan to VIG Leasing, S.E. to fund the purchase of a warehouse and office building located in Bayamon. The loan was guaranteed by R&G Financial's Chairman of the Board and Chief Executive Officer. The facility is leased to the Bank and serves as the Bank's Operations Center. In June 1996, VIG Leasing, S.E. refinanced the property with an unaffiliated financial institution and the loan with R&G Mortgage was repaid. See "Business of R&G Financial -- Offices and Other Material Properties."

     Under applicable federal law, loans or extensions of credit to executive officers and directors must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with the general public and must not involve more than the normal risk of repayment or present other unfavorable features.

     The Bank's policy provides that all loans made by the Bank to its directors and officers are made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons. The Bank's policy provides that such loans may not involve more than the normal risk of collectibility or present other unfavorable features. As of December 31, 1995, mortgage and consumer loans to employees in excess of $60,000 aggregated $1.1 million or 1.7% of R&G Financial's consolidated stockholder's equity as of such date. All such loans were made by the Bank in accordance with the aforementioned policy. In addition, R&G Mortgage in July 1995 made a $900,000 construction loan to a real estate development company owned by Pedro Ramirez, a director of R&G Financial, R&G Mortgage and the Bank. The loan, which had an outstanding balance of $656,000 at June 30, 1996, has an interest rate of 2% over the prime rate. The loan has been performing in accordance with its terms and matured in July 1996 and is callable on demand.

     During the year ended December 31, 1995, Martin J. Rovira, who was the Secretary of the Bank, provided certain legal services to the Bank and also provided legal services to borrowers of the Bank in connection with the closing of consumer and commercial loans. During the year ended December 31, 1995, Mr. Rovira received $289,600 in fees for legal services, of which $4,600 was paid by the Bank for legal services provided to it and $285,000 was paid for by customers of the Bank in connection with loan closings.

     During the year ended December 31, 1995, R&G Mortgage referred customers requiring hazard insurance in connection with their mortgage transactions to Home and Property Insurance Company, which is owned by the wife of Pedro Ramirez, a director of R&G Financial, R&G Mortgage and the Bank. Each customer has the ability to seek insurance coverage required from an alternative acceptable insurance company of his choice. During the year ended December 31, 1995, Home and Property Insurance Company wrote

$1.0 million of hazard insurance policies for the Bank's customers. In 1996, Mrs. Ramrez sold her 100% equity in Home and Property Insurance Company, but remains as an employee of the Agency until the purchase price is paid in full.

                                 REGULATION

     SET FORTH BELOW IS A BRIEF DESCRIPTION OF CERTAIN LAWS AND REGULATIONS WHICH TOGETHER WITH THE DESCRIPTIONS OF LAWS AND REGULATIONS CONTAINED ELSEWHERE HEREIN, ARE DEEMED MATERIAL TO AN INVESTOR'S UNDERSTANDING OF THE EXTENT TO WHICH R&G FINANCIAL, R&G MORTGAGE AND THE BANK ARE REGULATED. THE DESCRIPTION OF THESE LAWS AND REGULATIONS, AS WELL AS DESCRIPTIONS OF LAWS AND REGULATIONS CONTAINED ELSEWHERE HEREIN, DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO APPLICABLE LAWS AND REGULATIONS.

R&G FINANCIAL

     GENERAL. R&G Financial has recently applied to and received approval from the Federal Reserve Board to become a registered bank holding company pursuant to the Bank Holding Company Act of 1956, as amended (the "BHCA"). Thus, R&G Financial in July 1996 became a bank holding company through its acquisition of Mr. Victor Galan's 88.1% interest in the Bank (which excludes his required qualifying shares as a director of the Bank) in exchange for R&G Financial's Class A Shares. R&G Financial, as a bank holding company, will be subject to regulation and supervision by the Federal Reserve Board and the Commissioner. R&G Financial will be required to file annually a report of its operations with, and will be subject to examination by, the Federal Reserve Board and the Department.

     BHCA ACTIVITIES AND OTHER LIMITATIONS. The BHCA prohibits a bank holding company from acquiring direct or indirect ownership or control of more than 5% of the voting shares of any bank, or increasing such ownership or control of any bank, without prior approval of the Federal Reserve Board. No approval under the BHCA is required, however, for a bank holding company already owning or controlling 50% of the voting shares of a bank to acquire additional shares of such bank.

     The BHCA also prohibits a bank holding company, with certain exceptions, from acquiring more than 5% of the voting shares of any company that is not a bank and from engaging in any business other than banking or managing or controlling banks. Under the BHCA, the Federal Reserve Board is authorized to approve the ownership of shares by a bank holding company in any company, the activities of which the Federal Reserve Board has determined to be so closely related to banking or to managing or controlling banks as to be a proper incident thereto. In making such determinations, the Federal Reserve Board is required to weigh the expected benefit to the public, such as greater convenience, increased competition or gains in efficiency, against the possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices.

     The Federal Reserve Board has by regulation determined that certain activities are closely related to banking within the meaning of the BHCA. These activities include operating a mortgage company, such a R&G Mortgage, finance company, credit card company, factoring company, trust company or savings association; performing certain data processing operations; providing limited securities brokerage services; acting as an investment or financial advisor; acting as an insurance agent for certain types of credit-related insurance; leasing personal property on a full-payout, non-operating basis; providing tax planning and preparation services; operating a collection agency; and providing certain courier services. The Federal Reserve Board also has determined that certain other activities, including real estate brokerage and syndication, land development, property management and underwriting of life insurance not related to credit transactions, are not closely related to banking and a proper incident thereto.

     LIMITATIONS ON TRANSACTIONS WITH AFFILIATES. Transactions between financial institutions and any affiliate are governed by Sections 23A and 23B of the Federal Reserve Act. An affiliate of a financial institution is any company or entity which controls, is controlled by or is under common control with the financial institution. In a holding company context, the parent holding company of a financial institution (such as R&G Financial) and any companies which are controlled by such parent holding company are affiliates of the financial institution. Generally, Sections 23A and 23B (i) limit the extent to which the financial institution or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10% of such institution's capital stock and surplus, and contain an aggregate limit on all such transactions with all affiliates to an amount equal to 20% of such capital stock and surplus and (ii) require that all such transactions be on terms substantially the same, or at least as favorable, to the institution or subsidiary as those provided to a non-affiliate. The term "covered transaction" includes the making of loans, purchase of assets, issuance of a guarantee and other similar transactions. In addition to the restrictions imposed by Sections 23A and 23B, no financial institution may (i) loan or otherwise extend credit to an affiliate, except for any affiliate which engages only in activities which are permissible for bank holding companies, or (ii) purchase or invest in any stocks, bonds, debentures, notes or similar obligations of any affiliate, except for affiliates which are subsidiaries of the financial institution. See generally "R&G Financial -- Affiliated Transactions" for a discussion of the affiliated transactions conducted by R&G Mortgage and the Bank.

     In addition, Sections 22(h) and (g) of the Federal Reserve Act places restrictions on loans to executive officers, directors and principal stockholders. Under Section 22(h), loans to a director, an executive officer and to a greater than 10% stockholder of a financial institution, and certain affiliated interests of either, may not exceed, together with all other outstanding loans to such person and affiliated interests, the financial institution's loans to one borrower limit (generally equal to 15% of the institution's unimpaired capital and surplus). Section 22(h) also requires that loans to directors, executive officers and principal stockholders be made on terms substantially the same as offered in comparable transactions to other persons and also requires prior board approval for certain loans. In addition, the aggregate amount of extensions of credit by a financial institution to all insiders cannot exceed the institution's unimpaired capital and surplus. Furthermore,
Section 22(g) places additional restrictions on loans to executive officers.

     CAPITAL REQUIREMENTS. The Federal Reserve Board has adopted capital adequacy guidelines pursuant to which it assesses the adequacy of capital in examining and supervising a bank holding company and in analyzing applications to it under the BHCA. The Federal Reserve Board capital adequacy guidelines generally require bank holding companies to maintain total capital equal to 8% of total risk-adjusted assets, with at least one-half of that amount consisting of Tier I or core capital and up to one-half of that amount consisting of Tier II or supplementary capital. Tier I capital for bank holding companies generally consists of the sum of common stockholders' equity and perpetual preferred stock (subject in the case of the latter to limitations on the kind and amount of such stocks which may be included as Tier I capital), less goodwill and, with certain exceptions, intangibles. Tier II capital generally consists of hybrid capital instruments; perpetual preferred stock which is not eligible to be included as Tier I capital; term subordinated debt and intermediate-term preferred stock; and, subject to limitations, general allowances for loan losses. Assets are adjusted under the risk-based guidelines to take into account different risk characteristics, with the categories ranging from 0% (requiring no additional capital) for assets such as cash to 100% for the bulk of assets which are typically held by a bank holding company, including multi-family residential and commercial real estate loans, commercial business loans and consumer loans. Single-family residential first mortgage loans which are not past-due (90 days or more) or non-performing and which have been made in accordance with prudent underwriting standards are assigned a 50% level in the risk-weighing system, as are certain privately-issued mortgage-backed securities representing indirect ownership of such loans. Off-balance sheet items also are adjusted to take into account certain risk characteristics.

     In addition to the risk-based capital requirements, the Federal Reserve Board requires bank holding companies to maintain a minimum leverage capital ratio of Tier I capital to total assets of 3.0%. Total assets for this purpose does not include goodwill and any other intangible assets and investments that the Federal Reserve Board determines should be deducted from Tier I capital. The Federal Reserve Board has announced that the 3.0% Tier I leverage capital ratio requirement is the minimum for the top-rated bank holding companies without any supervisory, financial or operational weaknesses or deficiencies or those which are not experiencing or anticipating significant growth. Other bank holding companies will be expected to maintain Tier I leverage capital ratios of at least 4.0% to 5.0% or more, depending on their overall condition.

     R&G Financial is in compliance with the above-described Federal Reserve Board regulatory capital requirements.

     FINANCIAL SUPPORT OF AFFILIATED INSTITUTIONS. Under Federal Reserve Board policy, R&G Financial will be expected to act as a source of financial strength to the Bank and to commit resources to support the Bank in circumstances when it might not do so absent such policy. The legality and precise scope of this policy is unclear, however, in light of recent judicial precedent. In addition, any capital loans by a bank holding company to a subsidiary bank is subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

THE BANK

     GENERAL. The Bank is incorporated under the Puerto Rico Banking Act of 1933, as amended (the "Puerto Rico Banking Law") and is subject to extensive regulation and examination by the Commissioner, the FDIC and certain requirements established by the Federal Reserve Board. The federal and Puerto Rico laws and regulations which are applicable to banks regulate, among other things, the scope of their business, their investments, their reserves against deposits, the timing of the availability of deposited funds and the nature and amount of and collateral for certain loans. There are periodic examinations by the Commissioner and the FDIC to test the Bank's compliance with various regulatory requirements. This regulation and supervision establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of the insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such regulation, whether by the Commissioner, the FDIC or the U.S. Congress or Puerto Rico legislature could have a material adverse impact on R&G Financial, R&G Mortgage, the Bank and their operations.

     FDIC INSURANCE PREMIUMS. The Bank currently pays deposit insurance premiums to the FDIC based on a risk-based assessment system established by the FDIC for all SAIF-member institutions. Under applicable regulations, institutions are assigned to one of three capital groups which is based solely on the level on an institution's capital -- "well capitalized," "adequately capitalized" and "undercapitalized". These three groups are then divided into three subgroups which reflect varying levels of supervisory concern, from those which are considered to be healthy to those which are considered to be of substantial supervisory concern. The matrix so created results in nine assessment risk classifications, with rates ranging from .23% for well capitalized, healthy institutions to .31% for undercapitalized institutions with substantial supervisory concerns. The Bank was classified as a "well-capitalized" institution as of June 30, 1996.

     The FDIC may terminate the deposit insurance of any insured depository institution, including the Bank, if it determines after a hearing that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, order or any condition imposed by an agreement with the FDIC. It also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance, if the institution has no tangible capital. If insurance of accounts is terminated, the accounts at the institution at the time of the termination, less subsequent withdrawals, shall continue to be insured for a period of six months to two years, as determined by the FDIC. Management is aware of no existing circumstances which would result in termination of the Bank's deposit insurance.

     RECAPITALIZATION OF SAIF AND RELATED LEGISLATIVE PROPOSALS. Both the SAIF and the Bank Insurance Fund ("BIF"), the federal deposit insurance fund that covers commercial bank deposits, are required by law to attain and thereafter maintain a reserve ratio of 1.25% of insured deposits. The Bank's deposits were required to continue to be insured by the SAIF following its 1994 conversion from a federally chartered savings bank to a Puerto Rico chartered commercial bank. The BIF has achieved a fully funded status in contrast to the SAIF and, therefore, as discussed below, the FDIC recently substantially reduced the average deposit insurance premium paid by BIF-insured commercial banks to a level substantially below the average premium paid by SAIF-insured institutions.

     In late 1995, the FDIC approved a final rule regarding deposit insurance premiums which, effective with respect to the semiannual premium assessment beginning January 1, 1996, reduced deposit insurance premiums for BIF member institutions to zero basis points (subject to an annual minimum of $2,000) for institutions in the lowest risk category. Deposit insurance premiums for SAIF members were maintained at their existing levels (23 basis points for institutions in the lowest risk category). Accordingly, in the absence of further legislative action, SAIF members such as the Bank will be competitively disadvantaged as compared to commercial banks by the resulting premium differential. It is anticipated that, under present conditions, it will be at least several years before the SAIF reaches a reserve ratio of 1.25% of insured deposits.

     The U.S. House of Representatives and Senate have actively considered legislation which would have eliminated the premium differential between SAIF-insured institutions and BIF-insured institutions by recapitalizing the SAIF's reserves to the required ratio. The proposed legislation would have provided that all SAIF member institutions pay a special one-time assessment to recapitalize the SAIF, which in the aggregate would have been sufficient to bring the reserve ratio in the SAIF to 1.25% of insured deposits. Based on the current level of reserves maintained by the SAIF, it was anticipated that the amount of the special assessment required to recapitalize the SAIF would have been approximately 80 to 85 basis points of the SAIF-assessable deposits. It was anticipated that after the recapitalization of the SAIF, premiums paid by SAIF-insured institutions would be reduced to match those currently being assessed BIF-insured commercial banks. The legislation also provided for the merger of the BIF and the SAIF, with such merger being conditioned upon the prior elimination of the thrift charter.

     The legislation discussed above had been, for some time, included as part of a fiscal 1996 federal budget bill, but was eliminated prior to the bill being enacted on April 26, 1996. In light of the legislation's elimination and the uncertainty of the legislative process generally, management cannot predict whether legislation reducing SAIF premiums and/or imposing a special one-time assessment will be adopted, or, if adopted, the amount of the assessment, if any, that would be imposed on the Bank.

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

     In June 1995, the Bank acquired approximately $77.2 million of deposits from a Puerto Rico commercial bank. While the Bank since the acquisition has paid deposit insurance premiums at SAIF rates for these deposits, the Bank believes, and the FDIC has recently concurred, that all of such deposits are BIF insured and should be subject to deposit insurance assessments at BIF rates. The Bank's deposit insurance assessment from the FDIC will be adjusted beginning with the quarter ended September 30, 1996. At the current SAIF assessment rate, the adjustment on the $77.2 million of deposits amounts to $44,375 per quarter. In addition to the future quarterly adjustments, the Bank will receive a set-off from insurance premiums for the September 1996 quarter of approximately $206,440 (plus interest). The amount of any such adjustment (less interest) will reflect the difference between premiums paid on such deposits at SAIF assessment rates and the premiums that were actually due at BIF rates. The FDIC will assess future premiums for deposit insurance on the acquired deposits and adjusted growth on such deposits calculated pursuant to applicable FDIC regulations at BIF rates. BIF rates are currently at zero for healthy well-capitalized institutions like the Bank as compared to comparable SAIF rates of 23 basis points.

     If legislation were to be enacted in the future which would assess a one-time special assessment of 85 basis points on SAIF-insured institutions, the Bank believes it would pay approximately $2.4 million, net of related tax benefits, based upon its total SAIF deposits as of March 31, 1996. In addition, the enactment of such legislation might have the effect of immediately reducing the Bank's capital by such an amount. Nevertheless, management does not believe, based upon the foregoing assumptions (including the proposed reduction in SAIF premiums upon recapitalization of the SAIF), that a one-time assessment of this nature would have a material adverse effect on R&G Financial's consolidated financial condition or cause non-compliance with the Bank's regulatory capital requirements.

     CAPITAL REQUIREMENTS. The FDIC has promulgated regulations and adopted a statement of policy regarding the capital adequacy of state-chartered banks which, like the Bank, will not be members of the Federal Reserve System. These requirements are substantially similar to those adopted by the Federal Reserve Board regarding bank holding companies, as described above.

     The FDIC's capital regulations establish a minimum 3.0% Tier I leverage capital requirement for the most highly-rated state-chartered, non-member banks, with an additional cushion of at least 100 to 200 basis points for all other state-chartered, non-member banks, which effectively will increase the minimum Tier I leverage ratio for such other banks to 4.0% to 5.0% or more. Under the FDIC's regulation, the highest-rated banks are those that the FDIC determines are not anticipating or experiencing significant growth and have well diversified risk, including no undue interest rate risk exposure, excellent asset quality, high liquidity, good earnings and, in general, which are considered a strong banking organization and are rated composite 1 under the Uniform Financial Institutions Rating System. Leverage or core capital is defined as the sum of common stockholders' equity (including retained earnings), noncumulative perpetual preferred stock and related surplus, and minority interests in consolidated subsidiaries, minus all intangible assets other than certain qualifying supervisory goodwill and certain purchased mortgage servicing rights.

     The FDIC also requires that banks meet a risk-based capital standard. The risk-based capital standard for banks requires the maintenance of total capital (which is defined as Tier I capital and supplementary (Tier 2) capital) to risk weighted assets of 8%. In determining the amount of risk-weighted assets, all assets, plus certain off balance sheet assets, are multiplied by a risk-weight of 0% to 100%, based on the risks the FDIC believes are inherent in the type of asset or item. The components of Tier I capital are equivalent to those discussed above under the 3% leverage capital standard. The components of supplementary capital include certain perpetual preferred stock, certain mandatory convertible securities, certain subordinated debt and intermediate preferred stock and general allowances for loan and lease losses. Allowance for loan and lease losses includable in supplementary capital is limited to a maximum of 1.25% of risk-weighted assets. Overall, the amount of capital counted toward supplementary capital cannot exceed 100% of core capital. At June 30, 1996, the Bank met each of its capital requirements.

     In August 1995, the FDIC and other federal banking agencies published a final rule modifying their existing risk-based capital standards to provide for consideration of interest rate risk when assessing capital adequacy of a bank. Under the final rule, the FDIC must explicitly include a bank's exposure to declines in the economic value of its capital due to changes in interest rates as a factor in evaluating a bank's capital adequacy. In addition, in August 1995, the FDIC and the other federal banking agencies published a joint policy statement for public comment that describes the process the banking agencies will use to measure and assess the exposure of a bank's net economic value to changes in interest rates. Under the policy statement, the FDIC will consider results of supervisory and internal interest rate risk models as one factor in evaluating capital adequacy. The FDIC intends, at a future date, to incorporate explicit minimum requirements for interest rate risk in its risk-based capital standards through the use of a model developed from the policy statement, a future proposed rule and the public comments received therefrom.

     ACTIVITIES AND INVESTMENTS. The activities and equity investments of FDIC-insured, state-chartered banks (which under the Federal Deposit Insurance Act includes banking institutions incorporated under the laws of Puerto Rico) are generally limited to those that are permissible for national banks. Under regulations dealing with equity investments, an insured state bank generally may not directly or indirectly acquire or retain any equity investment of a type, or in an amount, that is not permissible for a national bank. An insured state bank is not prohibited from, among other things, (i) acquiring or retaining a majority interest in a subsidiary, (ii) investing as a limited partner in a partnership the sole purpose of which is direct or indirect investment in the acquisition, rehabilitation or new construction of a qualified housing project, provided that such limited partnership investments may not exceed 2% of the bank's total assets, (iii) acquiring up to 10% of the voting stock of a company that solely provides or reinsures directors', trustees' and officers' liability insurance coverage or bankers' blanket bond group insurance coverage for insured depository institutions, and (iv) acquiring or retaining the voting shares of a depository

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

institution if certain requirements are met. In addition, an insured state-chartered bank may not, directly, or indirectly through a subsidiary, engage as "principal" in any activity that is not permissible for a national bank unless the FDIC has determined that such activities would pose no risk to the insurance fund of which it is a member and the bank is in compliance with applicable regulatory capital requirements. Any insured state-chartered bank directly or indirectly engaged in any activity that is not permitted for a national bank must cease the impermissible activity.

     PUERTO RICO BANKING LAW. As a commercial bank organized under the laws of the Commonwealth, the Bank is subject to supervision, examination and regulation by the Commissioner pursuant to the Puerto Rico Banking Law.

    The Puerto Rico Banking Law requires that at least ten percent (10%) of the yearly net income of the Bank be credited annually to a reserve fund. This apportionment shall be done every year until the reserve fund shall be equal to ten percent (10%) of the total deposits or the total paid-in capital, whichever is greater. As of June 30, 1996, the Bank had credited $1.0 million to such reserve fund, which was first established in late 1994 in connection with the Bank's conversion from a federally chartered savings bank to a Puerto Rico commercial bank.

     The Puerto Rico Banking Law also provides that when the expenditures of a bank are greater than the receipts, the excess of the former over the latter shall be charged against the undistributed profits of the bank, and the balance, if any, shall be charged against the reserve fund, as a reduction thereof. If there is no reserve fund sufficient to cover such balance in whole or in part, the outstanding amount shall be charged against the capital account and no dividend shall be declared until said capital has been restored to its original amount and the reserve fund to 20% of the original capital. In addition, every bank is required by the Puerto Rico Banking Law to maintain a legal reserve which shall not be less than 20% of its demand liabilities, except government deposits (federal, state and municipal) which are secured by actual collateral. The reserve is required to be made up of any of the following instruments or any combination of them:
(i) legal tender of the United States; (ii) checks on banks or trust companies located in any part of Puerto Rico, to be presented for collection during the day following that on which they are received, and (iii) money deposited in other banks provided said deposits are authorized by the Commissioner, subject to immediate collection.

     Under the Puerto Rico Banking Law, the Bank is permitted to make loans to any one person, firm, partnership or corporation, up to an aggregate amount of fifteen percent (15%) of the paid-in capital and reserve fund of the Bank. As of June 30, 1996, the legal lending limit for the Bank under this provision was approximately $3.3 million and its maximum extension of credit to any one borrower, including affiliates thereof, was $2.2 million. If such loans are secured by collateral worth at least twenty-five percent (25%) more than the amount of the loan, the aggregate maximum amount may reach one-third of the paid-in capital of the Bank, plus its reserve fund. There are no restrictions on the amount of loans that are wholly secured by bonds, securities and other evidences of indebtedness of the

United States or the Commonwealth, or by current debt bonds, not in default, of municipalities or instrumentalities of the Commonwealth. The Puerto Rico Banking Law also authorizes the Bank to conduct certain financial and related activities directly or through subsidiaries. The Puerto Rico Banking Law also prohibits Puerto Rico banks from making loans secured by their own stock, and from purchasing their own stock, unless such purchase is necessary to prevent losses because of a debt previously contracted in good faith. The stock so purchased by the bank must be sold in a private or public sale within one year from the date of purchase.

     The rate of interest that the Bank may charge on mortgage and other types of loans to individuals in Puerto Rico is subject to Puerto Rico's usury laws. Such laws are administered by the Interest Rate Board, which consists of the President of the Government Development Bank, the President of the Puerto Rico Housing Bank and the Puerto Rico Secretaries of Commerce, Treasury and Consumer Affairs and three public interest representatives. The Interest Rate Board promulgates regulations which specify maximum rates on various types of loans to individuals. The Interest Rate Board has adopted a regulation, Regulation 26-A, which fixes the maximum rate (which is adjusted on a weekly basis) which may be charged on residential first mortgage loans. Effective April 1996, the Interest Rate Board eliminated the regulations that set forth the maximum interest rates that could be charged on non-federal government guaranteed loans. Interest rates on consumer loans and commercial loans are not subject to any limitations by Regulation 26-A.

     REGULATORY ENFORCEMENT AUTHORITY. Applicable banking laws include substantial enforcement powers available to federal banking regulators. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease-and-desist or removal orders and to initiate injunctive actions against banking organizations and institution-affiliated parties, as defined. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with regulatory authorities.

R&G MORTGAGE

     The mortgage banking business conducted by R&G Mortgage is subject to the rules and regulations of FHA, VA, FNMA, FHLMC and GNMA with respect to originating, processing, selling and servicing mortgage loans and the issuance and sale of mortgage-backed securities. Those rules and regulations, among other things, prohibit discrimination and establish underwriting guidelines which include provisions for inspections and appraisals, require credit reports on prospective borrowers and fix maximum loan amounts and, with respect to VA loans, fix maximum interest rates. Moreover, lenders are required annually to submit to FNMA, FHA, FHLMC, GNMA and VA audited financial statements, and each regulatory entity has its own financial requirements. R&G Mortgage's affairs are also subject to supervision and examination by FNMA, FHA, FHLMC, GNMA, HUD and VA at all times to assure compliance with the applicable regulations, policies and procedures. Mortgage origination activities are subject to, among others, the Equal Credit

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

Opportunity Act, Federal Truth-in-Lending Act and the Real Estate Settlement Procedures Act and the regulations promulgated thereunder.

     R&G Mortgage's mortgage loan production activities are subject to the Federal Truth-in-Lending Act and Regulation Z promulgated thereunder. The Truth-in-Lending Act contains disclosure requirements designed to provide consumers with uniform, understandable information with respect to the terms and conditions of loans and credit transactions in order to give them the ability to compare credit terms. The Truth-in-Lending Act provides consumers a three day right to cancel certain credit transactions, including any refinance mortgage or junior mortgage loan on a consumer's primary residence.

     R&G Mortgage is required to comply with the Equal Credit Opportunity Act of 1974, as amended ("ECOA"), and Regulation B promulgated thereunder, which prohibit creditors from discriminating against applicants on the basis of race, color, sex, age or marital status, and restrict creditors from obtaining certain types of information from loan applicants. It also requires certain disclosures by lenders regarding consumer rights and requires lenders to advise applicants of the reasons for any credit denial. In instances where the applicant is denied credit or the rate or charge for loan increases as a result of information obtained from a consumer credit agency, another statute, The Fair Credit Reporting Act of 1970, as amended, requires the lenders to supply the applicant with the name and address of the reporting agency.

     The Federal Real Estate Settlement Procedures Act ("RESPA") imposes, among other things, limits on the amount of funds a borrower can be required to deposit with R&G Mortgage in any escrow account for the payment of taxes, insurance premiums or other charges.

     R&G Mortgage is also subject to regulation by the Commissioner, with respect to, among other things, licensing requirements and the record-keeping, examination and reporting requirements of the Puerto Rico Mortgage Banking Institutions Law (the "Mortgage Banking Law"). R&G Mortgage is licensed by the Commissioner as a mortgage banking institution in Puerto Rico. Such authorization to act as a mortgage banking institution must be renewed as of January 1 of each year. In the past, R&G Mortgage has not had any difficulty in renewing its authorization to act as a mortgage banking institution, and management is unaware of any existing practices, conditions or violations which would result in R&G Mortgage being unable to receive such authorization in the future.

     The Mortgage Banking Law requires the prior approval of the Commissioner for the acquisition of control of any mortgage banking institution licensed under the Mortgage Banking Law. For purposes of the Mortgage Banking Law, the term "control" means the power to direct or influence decisively, directly or indirectly, the management or policies of a mortgage banking institution. The Mortgage Banking Law provides that a transaction that results in the holding of less than 10% of the outstanding voting securities of a mortgage banking institution shall not be considered a change of control. Pursuant to the Mortgage Banking Law, upon receipt of notice of a proposed transaction that may result in change of

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

control, the Commissioner is obligated to make such inquires as he deems necessary to review the transaction. Under the Mortgage Banking Law, the determination of the Commissioner whether or not to authorize a proposed change of control is final and non-appealable.

     As is the case with the Bank, the rate of interest that R&G Mortgage may charge on mortgage loans to individuals is subject to Puerto Rico's usury laws. Such laws are administered by the Interest Rate Board which promulgates regulations that specify maximum rates on various types of loans to individuals. Regulation 26-A promulgated by the Interest Rate Board fixes the maximum rate (which is adjusted on a weekly basis) which may be charged on residential first mortgage loans. Effective April 1996, the Interest Rate Board eliminated the regulations that set forth the maximum interest rates that could be charged on non-federal government guaranteed loans.

                      BENEFICIAL OWNERSHIP OF SECURITIES

     R&G Financial was organized in March 1996 in anticipation of becoming the holding company for R&G Mortgage and the Bank. On July 19, 1996, following the receipt of all requisite approvals from the Federal Reserve Board, Mr. Victor J. Galan, R&G Financial's Chairman of the Board and Chief Executive Officer, contributed his 100% ownership of the common stock of R&G Mortgage and his approximately 88.1% ownership of the common stock of the Bank (other than qualifying director shares) to R&G Financial in exchange for 5,189,044 Class A Shares (66,667 of which were converted into Class B Shares and sold in R&G Financial's initial public offering).

     The following table sets forth the beneficial ownership as of September 10, 1996 and pro forma after giving effect to the Bank Stockholder Exchange Transaction with respect to: (i) each director and executive officer of R&G Financial, R&G Mortgage and the Bank; and (ii) all directors and executive officers of R&G Financial, R&G Mortgage and the Bank as a group. Other than with respect to Mr. Victor J. Galan, no stockholder of R&G Financial has reported beneficial ownership of more than 5% of the capital stock of R&G Financial.

                                                                                                            Pro Forma R&G
                                                                                                              Financial
                                                                                      R&G Financial        Ownership after
                                                                                     Ownership as of       Bank Stockholder
                                                                                      September 10,            Exchange
                                                              Bank Ownership as        1996(1)(2)           Transaction(3)
                                                              of September 10,    ---------------------   ------------------
Name of Beneficial Owners                                           1996           Shares       Percent    Shares    Percent
------------------------------------------------------------  -----------------   ---------     -------   ---------  -------
R&G Financial's Directors and Officers
  Victor J. Galan...........................................            0         5,122,377(4)   67.78    5,122,377   65.18
  Ana M. Armendariz.........................................        1,000                --         --        1,210     .02
  Ramon Prats...............................................        2,400            20,000(5)    0.27       22,904     .29
  Juan J. Diaz..............................................        1,000                --         --        1,210     .02
  Victor L. Galan...........................................        1,000                --         --        1,210     .02
  Enrique Umpierre-Suarez...................................        1,702             4,000       0.05        6,059     .07
  Pedro Ramirez.............................................        7,540             1,000       0.01       10,123     .12
  Laureno Carus Abarca......................................        8,400                --         --       10,164     .12
  Eduardo McCormack.........................................        1,531             2,400       0.03        4,253     .05
  Gilberto Rivera-Arreaga...................................        1,000                --         --        1,210     .02
  Benigno R. Fernandez......................................        1,060                --         --        1,283     .02
Additional R&G Mortgage Directors and Officers
  Nelida Galan..............................................            0                --         --                   --
Additional Bank Directors and Officers
  Jeanne Ubinas.............................................       12,708                --         --       15,377     .20
  Osvaldo Domenech..........................................          385                --         --          466     .01
  Jose L. Ortiz.............................................            0                --         --                   --
All Directors and Officers of R&G Financial, R&G Mortgage
 and the Bank as a group (15 persons).......................       40,726         5,149,777(6)   68.14    5,197,846   66.14(6)

------------------------
(1) Based upon information furnished by the respective individuals. Under regulations promulgated pursuant to the Exchange Act, shares are deemed to be beneficially owned by a person if he or she directly or indirectly has or shares (i) voting power, which includes the power to vote or to direct the voting of the shares, or (ii) investment power, which includes the power to dispose or to direct the disposition of the shares. Unless otherwise indicated, the named beneficial owners has sole voting and dispositive power with respect to the shares.

(2) Based on 5,122,377 Class A Shares issued to Mr. Victor J. Galan, 2,415,000 Class B Shares sold in R&G Financial's initial public offering and 20,000 Class B Shares issued to the Vice Chairman of the Board of the Company, as described in Note 5.

(3) Assumes an additional 300,962 Class B Shares are issued in the Merger.

(4) Represents Class A Shares.

(5) Reflects Class B Shares issued immediately following the closing of R&G Financial's initial public offering in consideration for Mr. Prats' past and ongoing contributions to R&G Mortgage and the Bank, which shares were not registered in such offering.

(6) Does not give effect to Class B Shares which may be issued upon exercise of outstanding options. See "Management - Stock Option Plan."


                              GENERAL INFORMATION

     This Prospectus/Information Statement is being furnished to the holders of Bank common stock in connection with the Special Meeting. This
Prospectus/Information Statement also serves as a prospectus of R&G Financial in connection with the issuance of Class B Shares to holders of Bank common stock upon consummation of the Merger.

     This Prospectus/Information Statement and the other documents enclosed herewith are first being mailed to stockholders of the Bank on or about December ___, 1996.

                             THE SPECIAL MEETING

TIME AND PLACE

     The Special Meeting will be held at R-G Plaza, Board of Directors' Conference Room, 280 Jesus T. Pinero Avenue, Hato Rey, San Juan, Puerto Rico, on December ___, 1996, at __:__ __.m.

MATTERS TO BE CONSIDERED

     At the Special Meeting, stockholders of the Bank will (i) consider and vote upon a proposal to approve the Agreement, and (ii) consider and act upon such other matters as may properly come before the Special Meeting.

SHARES OUTSTANDING AND ENTITLED TO VOTE; RECORD DATE

     The close of business on November ___, 1996 has been fixed by the Bank Board as the Record Date for the determination of holders of Bank common stock entitled to notice of and to vote at the Special Meeting. At the close of business on the Record Date, there were 2,089,653 shares of Bank common stock outstanding and entitled to vote. Each share of Bank common stock entitles the holder thereof to one vote at the Special Meeting on all matters properly presented thereat.

VOTE REQUIRED

     A quorum, consisting of the holders of a majority of the issued and outstanding shares of Bank common stock, must be present in person or by proxy before any action may be taken at the Special Meeting. The affirmative vote of the holders of 75% of the aggregate number of issued and outstanding shares of common and preferred stock of the Bank is necessary to approve the Agreement.

VOTING; NO SOLICITATION OF PROXIES

     The Bank is not soliciting proxies in connection with the Special Meeting because it expects the Agreement to be approved by virtue of R&G Financial's existing ownership position in the Bank. R&G Financial owns approximately 88.1% of the outstanding Bank common stock and 100% of the outstanding Bank preferred stock (both of which represent, in the aggregate, 90% of the Bank's outstanding stock.) R&G Financial has indicated its intention to vote FOR the Agreement and the transactions contemplated thereby, including the Merger. Bank stockholders who attend the Special Meeting and desire to vote on the matters up for consideration will be provided with ballots.

                                 THE MERGER

     The following information relating to the Merger does not purport to be complete and is qualified in its entirety by reference to the Agreement, a copy of which is attached to this Prospectus/Information Statement as Annex I.

GENERAL

     In accordance with the terms of and subject to the conditions set forth in the Agreement, Interim will be merged with and into the Bank, with the Bank as the surviving corporation of the Merger. Upon consummation of the Merger, the Bank shall succeed to all the rights, obligations and properties of Interim, the separate corporate existence of which shall cease as a result of the Merger.

     The Agreement provides that at the Effective Date of the Merger, each outstanding share of Bank common stock (other than (i) shares held by any objecting Bank stockholders who seek appraisal rights under the Puerto Rico Banking Law and (ii) any shares held by R&G Financial) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive 1.21 Class B Shares. The exchange ratio was determined based on an independent valuation of the Bank dated as of September 27, 1996. No fractional Class B Shares shall be issued in the Merger. In lieu thereof, at the time of surrender of the certificate or certificates representing such holder's shares of Bank common stock, an amount of cash (without interest) determined by multiplying the fractional share interest to which such holder would otherwise be entitled by the closing price of the Class B Shares on the Nasdaq Stock Market as of the close of business on the day prior to the Effective Date. As of September 26, 1996, the day prior to the valuation of the Bank, the closing price of the Class B Shares on the NASDAQ was $17.75. No assurance can be given as to the market price of the Class B Shares as of the effective date of the Merger, which may be higher or lower than such price as of September 26, 1996.

REASONS FOR THE TRANSACTION; BACKGROUND; RECOMMENDATION OF THE BOARD OF
DIRECTORS

     The Bank Board has approved the Agreement and the transactions contemplated thereby and believes that the Merger is fair to and in the best interests of the Bank and its stockholders. In addition, R&G Financial has authorized the transactions contemplated by the Agreement, including the organization of Interim and the issuance of 300,962 additional Class B Shares in connection with the Merger and Bank Stockholder Exchange Transaction.

     R&G Financial, as an 88.1% holder of the Bank's outstanding common stock, initially determined to proceed with the transactions contemplated by the Agreement in connection with its planning for the initial public offering. R&G Financial desired to pursue the Bank Stockholder Exchange Transaction in order to acquire the remaining Bank common stock not owned by it and thereby fully consolidate its ownership of the Bank. The transaction would also simplify the financial statement presentation of the consolidated companies in R&G Financial's public reporting. R&G Financial also believes that the transaction is advantageous to Bank stockholders because it permits them to exchange an illiquid investment security for one which is now traded daily on the NASDAQ Stock Market. Bank stockholders will have the ability to hold their R&G Financial Class B Shares received in the Bank Stockholder Exchange Transaction and continue as stockholders of R&G Financial or they will be able to sell such shares at current market prices. R&G Financial and the Bank determined to use the services of an independent investment banker to perform the valuation to be utilized in the Bank Stockholder Exchange Transaction. See "- Valuation Report of Independent Investment Banker."

     R&G Financial originally intended to conduct the Bank Stockholder Exchange Transaction in conjunction with initial public offering of Class B Shares. A Special Meeting of Bank stockholders was called for July 29, 1996 and all Bank stockholders were provided with the notice required by applicable Puerto Rico law as well as a copy of the Preliminary Prospectus included in the initial Registration Statement filed by R&G Financial with the SEC. Such Special Meeting was held as scheduled and the Bank stockholders approved of the Agreement by a vote of 93% of the total vote eligible to be cast, with no Bank stockholders dissenting. However, because the Special Meeting was held and the vote was taken prior to the effectiveness of the R&G Financial Registration Statement, after discussions with the SEC, the Bank decided to rescind the prior vote and schedule a new meeting. While R&G Financial was unable to complete the Bank Stockholder Exchange Transaction in conjunction with its initial public offering, which closed on August 22, 1996, the actions taken by R&G Financial and the Bank will permit (except with respect to affiliates of R&G Financial and the Bank) all Class B Shares that will be issued in the Bank Stockholder Exchange Transaction to be freely transferable without restriction. See "- Resale of Class B Shares."

VALUATION REPORT OF INDEPENDENT INVESTMENT BANKER

     Because of the lack of a public trading market for the Bank's common stock, in order to effectuate the exchange of shares of Bank common stock for Class B Shares of R&G Financial, the Bank has obtained an independent preliminary valuation of the interests of the Bank stockholders. At the request of the Bank's Board of Directors, the valuation was prepared by FBR, the underwriter of R&G Financial's initial public offering, in reliance upon information contained in this Prospectus/Information Statement, including the R&G Financial Consolidated Financial Statements. FBR also considered the following factors, among others: the present and projected operating results and financial condition of R&G Financial, R&G Mortgage and the Bank and the economic and demographic conditions in R&G Financial's existing market area; certain historical financial and other information relating to R&G Financial, R&G Mortgage and the Bank; a comparative evaluation of the operating and financial statistics of R&G Financial with those of other similarly situated publicly-traded companies located in Puerto Rico and other regions of the United States; the aggregate amount and trading history of the outstanding Class B Shares; the impact of R&G Financial's initial public offering on stockholder's equity and earnings potential; and the trading market for securities of comparable companies and general conditions in the market for such securities. In its review of the reasonableness and adequacy of the FBR's valuation, the Board of Directors of the Bank reviewed the methodologies and the appropriateness of the assumptions used by FBR in addition to the factors enumerated above. As a result of such review, a majority of the Board of Directors of the Bank has determined the valuation to be acceptable. The Chairman of the Board and Chief Executive Officer of R&G Financial and the Bank did not participate in the discussion or vote on the resolution to accept the valuation.

     In preparing the valuation, which was based on financial information on the Bank as of June 30, 1996, FBR considered a number of factors. The valuation used market and financial characteristics of similar companies to R&G Mortgage and the Bank to determine the relative market values of each entity. In addition, market and financial characteristics for banks and thrift institutions of similar size as well as mortgage banks were considered. In determining relative value for R&G Mortgage and the Bank, among other things, FBR took into account the minority nature of the position held by the minority Bank stockholders as well as the non-public nature of both R&G Mortgage and the Bank. Once FBR determined the market values of each entity, the value of the minority Bank stockholders' approximately 11.9% interest in the Bank could be estimated and the percentage of R&G Financial, using a market price of $17.75 per share (the closing price of the Class B Shares on the NASDAQ on September 26, 1996, the day prior to the valuation), representing the same value was calculated. On the basis of the foregoing, each share of Bank common stock was valued at $21.48, resulting in an exchange ratio of 1.21 Class B Shares for each share of Bank common stock, or an aggregate of 300,962 Class B Shares. No assurance can be given as to the market price of the Class B Shares as of the effective date of the Merger, which may be higher or lower than such price as of September 26, 1996. An earlier preliminary valuation of the Bank based on March 31, 1996 financial data which was made prior to the R&G Financial initial public offering, and which used an assumed R&G

Financial initial price per share of $15.00, resulted in a valuation of $17.88 per share of Bank common stock which, based on the assumption noted, would have been exchanged into 1.192 Class B Shares, or 296,396 Class B Shares in the aggregate.

EXCHANGE OF BANK COMMON STOCK CERTIFICATES

     At the Effective Date, each holder of a certificate or certificates theretofore evidencing issued and outstanding shares of Bank common stock, upon surrender of the same to R&G Financial's registrar and transfer agent (the "Exchange Agent"), shall be entitled to receive in exchange therefor a certificate or certificates representing the number of full Class B Shares into which the shares of Bank common stock theretofore represented by the certificate or certificates so surrendered shall have been converted by virtue of the Merger. As promptly as practicable after the Effective Date (and in no event later than the tenth business day following the Effective
Date), the Exchange Agent shall mail to each holder of record of an outstanding certificate which immediately prior to the Effective Date evidenced shares of Bank common stock, and which is to be exchanged for Class B Shares by virtue of the Merger, a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to such certificate shall pass, only upon delivery of such certificate to the Exchange Agent) advising such holder of the terms of the exchange effected by the Merger and of the procedure for surrendering to the Exchange Agent such certificate in exchange for a certificate or certificates evidencing Class B Shares and cash in lieu of any fractional share interest. Upon surrender to the Exchange Agent of one or more certificates evidencing shares of Bank common stock, together with a properly completed and executed letter of transmittal, the Exchange Agent will mail to the holder thereof after the Effective Date a certificate or certificates representing the number of full Class B Shares into which the aggregate number of shares of Bank common stock previously represented by such certificate or certificates surrendered shall have been converted pursuant to the Agreement, plus cash in lieu of any fractional share interest. R&G Financial shall be entitled, after the Effective Date, to treat certificates representing shares of Bank common stock as evidencing ownership of the number of full Class B Shares into which the shares of Bank common stock represented by such certificates shall have been converted pursuant to the Agreement, notwithstanding the failure on the part of the holder thereof to surrender such certificates.

     After the Effective Date, there shall be no further transfer on the records of the Bank of certificates representing shares of Bank common stock.
 If any such certificates are presented to the Bank or the transfer agent for the Bank common stock for transfer after the Effective Date, they shall be cancelled against delivery of certificates for Class B Shares in accordance with the Agreement.

     No dividends which may in the future be declared on the Class B Shares will be remitted to any person entitled to receive Class B Shares under the Agreement until such person surrenders the certificate or certificates representing Bank common stock, at which time such dividends shall be remitted to such person, without interest.

CONDITIONS TO THE MERGER

     The Agreement provides that consummation of the Merger is subject to the satisfaction of certain conditions at or before the Effective Date. The Agreement provides that the Merger shall not become effective until (i) the Merger has received the approval of the FDIC and the Secretary of State of the Commonwealth of Puerto Rico and all applicable waiting periods have expired; (ii) R&G Financial, the Bank and Interim shall have obtained all other consents, permissions and approvals and taken all actions required by law or agreement or deemed necessary by such parties prior to the consummation of the Agreement; (iii) the SEC and any applicable state securities commission shall have declared effective this Registration Statement; and (iv) the parties shall have received a satisfactory opinion of counsel or tax ruling with respect to the Puerto Rico income tax consequences of the Merger; and (v) the Agreement shall have been approved by the requisite vote of the Bank's stockholders and by R&G Financial, as the sole stockholder of Interim.

EFFECTIVE DATE OF THE MERGER; TERMINATION AND AMENDMENT

     The Effective Date of the Merger shall be the date of the filing of the Agreement with the Secretary of State of the Commonwealth of Puerto Rico, which will be filed only after the receipt of approval of the Agreement by the requisite vote of the stockholders of Bank and the satisfaction or waiver of all other conditions to the Merger set forth in the Agreement.

     The Agreement may be modified or terminated at any time on or prior to the Effective Date by the mutual written consent of the parties thereto.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     No director or executive officer of the Bank has any direct or indirect material interest in the Merger, except insofar as ownership of Bank common stock might be deemed such an interest.

RESALE OF CLASS B SHARES

     The Class B Shares issued pursuant to the Merger will be freely transferable under the Securities Act of 1933, as amended (the "Securities Act"), except for shares issued to any Bank stockholder who may be deemed to be an affiliate of R&G Financial for purposes of Rule 144 promulgated under the Securities Act ("Rule 144") or an affiliate of the Bank for purposes of Rule 145 promulgated under the Securities Act ("Rule 145") (each an "Affiliate"). Affiliates will include persons (generally executive officers, directors and 10% shareholders) who control, are controlled by or are under common control with (i) R&G Financial or the Bank at the time of the Special Meeting or (ii) R&G Financial at or after the Effective Date.

     Rules 144 and 145 will restrict the sale of Class B Shares received in the Merger by Affiliates and certain of their family members and related interests. Generally speaking, during the two years following the Effective Date, those persons who are Affiliates of the Bank at the time of the Special Meeting, provided they are not Affiliates of R&G Financial at or following the Effective Date, may publicly resell any Class B Shares received by them in the Merger, subject to certain limitations as to, among other things, the amount of Class B Shares sold by them in any three-month period and as to the manner of sale. After the two-year period, such Affiliates may resell their shares without such restrictions so long as there is adequate current public information with respect to R&G Financial as required by Rule 144. Persons who are Affiliates of R&G Financial after the Effective Date may publicly resell the Class B Shares received by them in the Merger subject to similar limitations and subject to certain filing requirements specified in Rule 144.

     The ability of Affiliates to resell Class B Shares received in the Merger under Rule 144 or 145 as summarized herein generally will be subject to R&G Financial's having satisfied its reporting requirements under the Exchange Act for specified periods prior to the time of sale. Affiliates also would be permitted to resell Class B Shares received in the Merger pursuant to an effective registration statement under the Securities Act or another available exemption from the Securities Act registration requirements. This Prospectus/Information Statement does not cover any resales of Class B Shares received by persons who may be deemed to be Affiliates of R&G Financial or the Bank in the Merger.

CERTAIN TAX CONSEQUENCES

     It is intended that the Merger will be treated as a tax-free exchange, and that the July 19, 1996 transfer by Victor J. Galan of his shares of common stock in the Bank and in R&G Mortgage for the shares of Class A common stock of R&G Financial will be deemed to be a tax-free exchange for Puerto Rico income tax purposes. However, it is not clear whether the exchange by stockholders of the Bank, other than Victor J. Galan, of the remaining common stock of the Bank for Class B Shares of R&G Financial will constitute a tax-free exchange for Puerto Rico income tax purposes.

     The Bank and R&G Mortgage filed a request for a ruling determination with the Secretary of the Treasury of Puerto Rico on July 1, 1996 requesting the following rulings: (i) that the transfer by Victor J. Galan and the other stockholders of the Bank of all of the shares of stock in the Bank (and in Mr. Galan's case, all of the shares in R&G Mortgage also) to R&G Financial, solely in exchange for stock thereof, will constitute a tax free exchange; (ii) that no gain or loss will be recognized by Victor J. Galan, the other stockholders of the Bank, or R&G Financial as a result of such transfers or exchanges; (iii) that the basis of the stock of the Bank and R&G Mortgage to be received by R&G Financial on the transfers will be the same basis that such stock had in the hands of the transferors immediately prior to the exchanges; (iv) that the basis of the stock of R&G Financial received by Victor J. Galan and the other stockholders will be the same as their respective bases in the stock of the Bank and R&G Mortgage transferred to R&G Financial, (v) that the holding period of the stock of R&G Financial in the hands of Victor J. Galan and the other stockholders will include the period during which they held the stock of the Bank and of R&G Mortgage exchanged therefor; and (vi) that any stockholder of the Bank who exercises his rights as a dissenter will have to recognize gain or loss equal to the difference between the amount of cash received and the adjusted basis of the stock surrendered in the exchange. There can be no assurance that the Secretary of the Treasury of Puerto Rico will issue the above rulings.

     There is a reasonable expectation on the part of McConnell Valdes, tax counsel of the Bank and R&G Mortgage, that the Secretary of the Treasury of Puerto Rico will issue the rulings described above confirming that the exchanges involving Victor J. Galan and R&G Financial are tax-free transactions for Puerto Rico income tax purposes. However, until the Secretary of the Treasury of Puerto Rico issues its ruling letter, it is unclear whether the exchange by the Bank stockholders, other than Victor J. Galan, of their shares of stock of the Bank for Class B Shares of R&G Financial will be regarded as a tax-free transaction for Puerto Rico income tax purposes. If such exchange is regarded as a taxable transaction in the ruling letter, all stockholders of the Bank (other than Victor J. Galan) would have to recognize a taxable gain. THE COMPANY EXPECTS TO PROCEED WITH THE MERGER EVEN IN THE EVENT OF AN ADVERSE RULING FROM THE SECRETARY OF THE TREASURY OF PUERTO RICO WITH RESPECT TO BANK STOCKHOLDERS OTHER THAN VICTOR
J. GALAN. Under any circumstance, stockholders who exercise their dissenters' rights and receive cash in exchange for their shares of the Bank will recognize a taxable gain in such transaction.

     BECAUSE CERTAIN TAX CONSEQUENCES OF THE MERGER MAY VARY DEPENDING UPON THE PARTICULAR CIRCUMSTANCES OF EACH BANK STOCKHOLDER, EACH SUCH STOCKHOLDER IS URGED TO CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE APPLICABLE CONSEQUENCES OF THE MERGER IN HIS OR HER PARTICULAR CIRCUMSTANCE. THE RULING DISCUSSED HEREIN RELATES SOLELY TO THE PUERTO RICO INCOME TAX CONSEQUENCES OF THE MERGER.

ACCOUNTING TREATMENT OF THE MERGER

     It is expected that the Merger will be accounted for as a purchase under generally accepted accounting principles. Under the purchase method of accounting, the acquired assets and liabilities as of the effective date of the acquisition are recorded at their respective fair market values and are fully integrated with those of R&G Financial. Financial statements of R&G Financial issued after consummation of the transaction shall reflect the full integration of such values. The minority interest in the Bank is presently reflected on R&G Financial's Consolidated Statement of Financial Condition and in the Consolidated Statements of Income as "Minority interest in the Bank." Financial statements of R&G Financial issued before consummation of a transaction recorded under the purchase method are not restated retroactively to reflect the historical financial position or results of operations of the Bank.

APPRAISAL RIGHTS

     Stockholders of record of the Bank as of the Record Date have the right under the Puerto Rico Banking Law to vote against the Merger and, if the Merger is consummated, to receive compensation equal to the value of their shares in accordance with Section 15(d) of the Puerto Rico Banking Law. The text of
Section 15(d) of the Puerto Rico Banking Law is set forth in full in Annex III attached to this Prospectus/Information Statement.

     A stockholder electing to exercise his or her appraisal rights (a "Dissenting Stockholder") must record his opposition to the Merger at the time of the Special Meeting, or within twenty days thereafter, and demand payment of his shares of Bank common stock. If the Merger is completed (which notice will be conveyed by R&G Financial through its Exchange Agent), a Dissenting Stockholder may, within sixty days after the Merger, upon written ten-day notice on R&G Financial, petition the Puerto Rico Superior Court to appoint three appraisers to estimate and determine the value of such Dissenting Stockholders' shares of Bank common stock, and the Court is required to make such appointment. The Court is required to designate the date and place where the appraisers shall first meet and to provide them with instructions as to such procedure to be followed as the Court deems pertinent. The Court is also required to specify the date and manner in which the value of said shares shall be paid to the Dissenting Stockholder. The appraisers are required to deliver a copy of their report to the Bank and another to the Dissenting Stockholder, if he demands it. All expenses incurred in determining the value of any such shares of Bank common stock are the expense of the Bank. When the Bank has paid the value of the shares of Bank common stock held by a Dissenting Stockholder, as the same may have been fixed by the appraisers, the Puerto Rico Banking Law provides that said shares shall be cancelled and such Dissenting Stockholders shall cease to be a stockholder of the Bank or to have any interest therein.

     The above summary of Section 15(d) of the Puerto Rico Banking Law does not purport to be complete and is qualified in its entirety by reference to such provisions in Annex III hereto. Failure to comply with the procedures set forth in Section 15(d) of the Puerto Rico Banking Law may result in the loss of appraisal rights.


                   DESCRIPTION OF R&G FINANCIAL CAPITAL STOCK

     R&G Financial is authorized to issue up to 25,000,000 shares of R&G Financial Common Stock (10,000,000 Class A Shares and 15,000,000 Class B Shares) and up to 10,000,000 shares of preferred stock, par value $1.00 per share ("R&G Financial Preferred Stock"). The capital stock of R&G Financial does not represent or constitute a deposit account and is not insured by the FDIC.

     The following description of the R&G Financial capital stock does not purport to be complete and is qualified in all respects by reference to the Certificate of Incorporation, as amended ("Certificate") and Bylaws of R&G Financial and the Puerto Rico General Corporation Law of 1995.

R&G FINANCIAL COMMON STOCK

     GENERAL. Each share of R&G Financial Common Stock has the same relative rights and is identical in all respects with each other share of R&G Financial Common Stock, except with respect to voting rights. The R&G Financial Common Stock is not subject to call for redemption and, upon receipt by R&G Financial of the shares of the Bank common stock surrendered in exchange for Class B Shares, each Class B Share of R&G Financial offered hereby will be fully paid and non-assessable.

     VOTING RIGHTS. Except as provided in any resolution or resolutions adopted by the Board of Directors of R&G Financial establishing any series of R&G Financial Preferred Stock, the holders of R&G Financial Common Stock possess exclusive voting rights in R&G Financial. Each holder of R&G Financial Class A Shares is entitled to two votes and each holder of Class B Shares is entitled to one vote for each share held on all matters voted upon by stockholders. No stockholders are permitted to cumulate votes in elections of directors.

     DIVIDENDS. Subject to the rights of the holders of any series of R&G Financial Preferred Stock, the holders of the R&G Financial Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors of R&G Financial out of funds legally available therefor. Holders of Class A Shares and Class B Shares will be entitled to share ratably, as a single class, in any dividends paid on the Common Stock (except that if dividends are declared which are payable in Class A Shares or Class B Shares, dividends shall be declared which are payable at the same rate in each such class of stock and the dividends payable in Class A Shares shall be payable to the holders of that class of stock and the dividends payable in Class B Shares shall be payable to the holders of that class of stock). If R&G Financial issues Preferred Stock, the holders thereof may have a priority over the holders of the Common Stock with respect to dividends.

     PREEMPTIVE RIGHTS. Holders of R&G Financial Common Stock do not have any preemptive rights with respect to any shares which may be issued by R&G Financial in the future; thus, R&G Financial may sell shares of R&G Financial Common Stock without first offering them to the then holders of the R&G Financial Common Stock.

     LIQUIDATION. In the event of any liquidation, dissolution or winding up of R&G Financial, the holders of the R&G Financial Common Stock would be entitled to receive, after payment of all debts and liabilities of R&G Financial, all assets of R&G Financial available for distribution, subject to the rights of the holders of any R&G Financial Preferred Stock which may be issued with a priority in liquidation or dissolution over the holders of the R&G Financial Common Stock.

R&G FINANCIAL PREFERRED STOCK

     The Board of Directors of R&G Financial is authorized to issue R&G Financial Preferred Stock and to fix and state voting powers, designations, preferences or other special rights of such shares and the qualifications, limitations and restrictions thereof. The R&G Financial Preferred Stock may be issued in distinctly designated series, may be convertible into R&G Financial Common Stock and may rank prior to the R&G Financial Common Stock as to dividend rights, liquidation preferences, or both.

     The authorized but unissued shares of R&G Financial Preferred Stock (as well as the authorized but unissued and unreserved shares of R&G Financial Common Stock) are available for issuance in future mergers or acquisitions, in a future public offering or private placement or for other general corporate purposes. Except as otherwise required to approve the transaction in which the additional authorized shares of R&G Financial Preferred Stock (as well as R&G Financial Common Stock) would be issued, shareholder approval generally would not be required for the issuance of these shares. Depending on the circumstances, however, shareholder approval may be required pursuant to the requirements for continued listing of the Class B Shares on the NASDAQ or the requirements of any exchange on which the R&G Financial Common Stock may then be listed.

OTHER PROVISIONS

     Certain provisions of R&G Financial's Certificate and Bylaws which deal with matters of corporate governance and rights of shareholders might be deemed to have a potential anti-takeover effect. These provisions, which are described under "Comparison of the Rights of Stockholders" below, provide, among other things, (i) that the Board of Directors of R&G Financial shall be divided into three classes; (ii) that special meetings of shareholders may only be called by the Chairman of the Board or by a majority of the Board of Directors of R&G Financial; (iii) that shareholders generally must provide R&G Financial advance notice of shareholder proposals and nominations for director and provide certain specified related information; and (iv) for the authority of the R&G Financial Board to issue shares of authorized but unissued R&G Financial Common Stock and R&G Financial Preferred Stock and to establish the terms of any one or more series of R&G Financial Preferred Stock, including voting rights.

     The foregoing provisions of the Certificate and Bylaws of R&G Financial could have the effect of discouraging an acquisition of R&G Financial or purchases of shares of R&G Financial Common Stock in furtherance of an acquisition, and could accordingly, under certain circumstances, discourage transactions which might otherwise have a favorable effect on the price of R&G Financial Common Stock.

TRANSFER AGENT

     The transfer agent and registrar for the R&G Financial Class B Shares is American Stock Transfer & Trust Company, New York, New York.

                    COMPARISON OF THE RIGHTS OF STOCKHOLDERS

     The rights of holders of R&G Financial Common Stock are governed by the Puerto Rico General Corporation Law of 1995 and R&G Financial's Certificate and Bylaws while the rights of holders of Bank common stock are governed by the Puerto Rico Banking Law and the Bank's Articles of Incorporation ("Articles") and Bylaws. Upon consummation of the Merger, stockholders of the Bank will become stockholders of R&G Financial and their rights as stockholders of R&G Financial will be governed by the Certificate and Bylaws of R&G Financial and the Puerto Rico General Corporation Law of 1995.

     THE FOLLOWING SUMMARY IS NOT INTENDED TO BE A COMPLETE STATEMENT OF THE DIFFERENCES AFFECTING THE RIGHTS OF THE BANK'S STOCKHOLDERS, BUT RATHER SUMMARIZES THE MORE SIGNIFICANT DIFFERENCES AFFECTING THE RIGHTS OF SUCH STOCKHOLDERS AND CERTAIN IMPORTANT SIMILARITIES; THE SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE ARTICLES AND BYLAWS OF THE BANK, THE CERTIFICATE AND BYLAWS OF R&G FINANCIAL AND APPLICABLE LAWS AND REGULATIONS.

AUTHORIZED CAPITAL STOCK

     THE BANK. The Bank's Articles authorize the issuance of up to 10,000,000 shares of Bank common stock, of which 2,089,653 shares were outstanding as of the Record Date, and up to 2,000,000 shares of preferred stock, $1.00 par value per share, of which 600,000 shares are issued and outstanding, all of which are owned by R&G Financial. Each series of Bank preferred stock may have such rights and preferences as the Bank's Board may fix and determine by resolution.

     R&G FINANCIAL. R&G Financial's Certificate authorizes the issuance of up to 10,000,000 Class A Shares, of which 5,122,377 shares were outstanding as of the Record Date and were held by Victor J. Galan, the Chairman of the Board and Chief Executive Officer, and up to 15,000,000 Class B Shares, of which 2,435,000 were outstanding as of the Record Date. R&G Financial's Certificate also authorizes up to 10,000,000 shares of Preferred Stock, of which no shares are issued and outstanding. The R&G Financial Preferred Stock is issuable in series, each series having such rights and preferences as the R&G Financial Board may fix and determine by resolution.

ISSUANCE OF CAPITAL STOCK

     Under applicable Puerto Rico law, the Bank and R&G Financial may issue shares of their capital stock and rights or options for the purchase of shares of their capital stock on such terms and for such consideration as may be determined by the respective Boards. Neither applicable Puerto Rico law nor the Bank's Articles and Bylaws nor R&G Financial's Certificate or Bylaws require stockholder approval of any such actions. However, the Bylaws of the NASD generally require corporations, such as R&G Financial, with securities which are quoted on the NASDAQ, to obtain stockholder approval of certain issuances of common stock and most stock compensation plans for directors, officers and key employees of the corporation. Stockholder approval of stock-related compensation plans also may be sought in certain instances in order to qualify such plans for favorable securities law treatment under current laws and regulations.

     Holders of capital stock of the Bank and R&G Financial are not entitled to pre-emptive rights with respect to any shares of their respective capital stock which may be issued.

VOTING RIGHTS

     THE BANK. Each share of Bank common stock is entitled to one vote per share on all matters properly presented at meetings of stockholders of the Bank. Holders of Bank common stock are not permitted to cumulate votes in elections of directors.

     R&G FINANCIAL. Each Class A Share is entitled to two votes per share and each Class B Share is entitled to one vote per share on all matters properly presented at meetings of stockholders of R&G Financial. Holders of R&G Financial Common Stock are not permitted to cumulate votes in elections of directors.

PAYMENT OF DIVIDENDS

     THE BANK. The ability of the Bank to pay dividends on its capital stock is governed by the Puerto Rico Banking Law. The Puerto Rico Banking Law provides that when the expenditures of a Puerto Rico commercial bank are greater than receipts, the excess of expenditures over receipts shall be charged against the undistributed profits of the bank and the balance, if any, shall be charged against the required reserve fund of the bank. If there is no sufficient reserve fund to cover such balance in whole or in part, the outstanding amount shall be charged against the bank's capital account. The Puerto Rico Banking Law provides that until said capital has been restored to its original amount, and the reserve fund is restored to twenty percent (20%) of the original capital, the bank may not declare any dividends. In addition, the Federal Deposit Insurance Act and FDIC regulations restrict the payment of dividends when a bank is undercapitalized, when the bank has failed to pay FDIC insurance assessments, or when there are safety and soundness concerns regarding such bank.

     R&G FINANCIAL. R&G Financial will be subject to those restrictions set forth in the Puerto Rico General Corporation Law of 1995, which provides that dividends may be paid out only from the corporation's surplus (an amount equal to the corporation's net assets in excess of the corporation's capital) or in the absence of such surplus, from the corporation's net earnings for such fiscal year and/or the preceding fiscal year. In addition, the Federal Reserve Board has issued a policy statement that provides that insured banks and bank holding companies should generally pay dividends only out of current operating earnings.

BOARD OF DIRECTORS

     The Bank's Articles and Bylaws and the Certificate and Bylaws of R&G Financial respectively require each Board to be divided into three classes as nearly equal in number as possible and that the members of each class shall be elected for a term of three years and until their successors are elected and qualified, with one class being elected annually.

     The Bank's Articles and R&G Financial's Certificate respectively provide that the number of directors shall be determined in the manner provided in their respective Bylaws, which permit a range in the number of directors from five to 15 and allow for an increase or decrease in such number by a vote of a majority of the directors present at a meeting, as long as any decrease in the number would not shorten the term of any incumbent director.

     Under the Bank's Bylaws, any vacancy in the Bank's Board (including vacancy resulting from an increase in the number of directors) may be filled by the affirmative vote of a majority of the remaining directors and directors so chosen shall hold office for a term expiring at the next election of directors by stockholders. Under R&G Financial's Certificate, any vacancy occurring in the R&G Financial Board, including any vacancy created by reason of an increase in the number of directors, may be filled by a majority vote of the directors then in office, whether or not a quorum is present, or by a sole remaining director, and any directors so chosen shall hold office for the remainder of the term to which the director has been selected and until such director's successor shall have been elected and qualified.

     Under the Bank's Bylaws, any director may be removed only for cause and only by the holders of a majority of the votes entitled to be cast at a meeting of the stockholders called for that purpose. R&G Financial's Certificate provides that any director may be removed from office, with or without cause, by an affirmative vote of not less than a majority of the votes eligible to be cast by stockholders at a duly constituted meeting of stockholders called expressly for such purpose.

     The Puerto Rico Banking Law requires that each director of a Puerto Rico commercial bank must be a resident of Puerto Rico and be registered in the bank's stockholder registry books on the date of election as the owner of shares of the bank having an aggregate par value of not less than $1,000. The Puerto Rico Banking Law also requires that each director prior to qualification for office deliver to the bank the certificates of his or her qualifying shares and take an oath that he will properly and faithfully discharge his or her duties in accordance with the Puerto Rico Banking Law and other applicable laws and regulations. The Puerto Rico General Corporation law of 1995 does not impose any similar qualification requirements on directors of R&G Financial.

INDEMNIFICATION OF DIRECTORS, OFFICERS AND EMPLOYEES

     THE BANK. The Bank's Articles and Bylaws do not contain any provision relating to indemnification of directors and officers of the Bank. The Puerto Rico Banking Law exempts directors of a Puerto Rico commercial bank from personal liability for their acts as directors, unless such acts constitute willful violations of laws or the articles of incorporation and bylaws of the bank or constitute willful infractions of any lawful resolution adopted by the shareholders of the bank.

     R&G FINANCIAL. R&G Financial's Certificate provides that R&G Financial shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, except actions by or in right of R&G Financial, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of R&G Financial against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding to the fullest extent authorized by the Puerto Rico General Corporation Law of 1995, provided that R&G Financial shall not be liable for any amounts which may be due to any persons in connection with a settlement of any action, suit or proceeding effected without its prior written consent or any action, suit or proceeding initiated by any person seeking indemnification without its prior written consent. R&G Financial's Certificate also provides that reasonable expenses incurred by a director, officer, employee or agent of R&G Financial in defending any civil, criminal, suit or proceeding described above may be paid by R&G Financial in advance of the final disposition of such action, suit or proceeding. R&G Financial's Certificate provides that such indemnification and advancement of expenses shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any statute, by-law, agreement, vote of stockholders or disinterested directors or otherwise.

SPECIAL MEETING OF STOCKHOLDERS

     The Bank's Bylaws provide that special meetings of the stockholders of the Bank may be called at any time by the President or by the Board of Directors, and shall be called by the Chairman of the Board, the President or the Secretary upon written request of the holders of not less than twenty percent (20%) of the paid-in capital of the Bank entitled to vote at the meeting. The Bylaws of R&G Financial provide that special meetings may be called only by the Chairman of the Board of Directors or by the Board of Directors pursuant to a resolution approved by the affirmative vote of a majority of directors then in office.

STOCKHOLDER NOMINATIONS

     THE BANK. The Bank's Bylaws provide that nominations by stockholders for election as a director must be made in writing and delivered or mailed to the Secretary of the Bank at least five (5) days prior to the date of the annual meeting. If the nominating committee of the Board of Directors fails to act or refuses to act at least twenty (20) days prior to the annual meeting, nominations for directors may be made at the annual meeting by any stockholder entitled to vote and shall be voted upon.

     R&G FINANCIAL. R&G Financial's Bylaws provide that nominations by stockholders for election as a director may be made by any stockholder entitled to vote generally in an election of directors. Such nominations must be made in writing and delivered or mailed to the Secretary of R&G Financial (i) not later than 90 days prior to the anniversary date of the mailing of proxy materials by R&G Financial in connection with the immediately preceding annual meeting of stockholders of R&G Financial or, in the case of the first annual meeting of stockholders of R&G Financial, nominations by the stockholder must be so delivered or received no later than the close of business on December 31, 1996, notwithstanding a determination by R&G Financial to schedule such annual meeting at a date later than March 31, 1997, and (ii) with respect to an election to be held at a special meeting of stockholders for the election of directors, the close of business on the tenth day following the date on which notice of such meeting is first given to stockholders. A stockholder's notice shall set forth the information specified in R&G Financial's Bylaws.

STOCKHOLDER PROPOSALS

     THE BANK. The Bank's Bylaws provide that a proposal by stockholders for submission to a vote of stockholders at an annual meeting must be submitted in writing and filed with the Secretary of the Bank at least five (5) days before the date of the annual meeting. All business so submitted will be the only business considered at the annual meeting. Any other proposal made by a stockholder at the annual meeting may be discussed and considered but unless made in writing and filed with the Secretary of the Bank at least five (5) days in advance of the annual meeting, such proposal shall be laid over for action at an adjourned, special or annual meeting of stockholders taking place thirty (30) days or more thereafter.

     R&G FINANCIAL. R&G Financial's Bylaws provide that a proposal by stockholders for submission to a vote of stockholders at an annual meeting must be made in writing and delivered or mailed to the Secretary of R&G Financial not less than 90 days prior to the anniversary date of the mailing of proxy materials by R&G Financial in connection with the immediately preceding annual meeting. In the case of the first annual meeting of stockholders of R&G Financial, notice by the stockholder must be so delivered or received no later than the close of business on December 31, 1996, notwithstanding a determination by R&G Financial to schedule such annual meeting at a date later than March 31, 1997.

INSPECTION OF BOOKS AND RECORDS BY STOCKHOLDERS

     THE BANK. The Puerto Rico Banking Law does not have any provision relating to the rights of the stockholders of a Puerto Rico commercial bank to inspect the books and records of such bank. The Bank's Articles and Bylaws similarly do not contain any provision relating to inspection of the Bank's books and records (other than the right to inspect voting lists prepared as required by the Bank's Bylaws in connection with stockholder meetings) by the Bank's stockholders.

     R&G FINANCIAL. The Puerto Rico General Corporation Law of 1995 provides that the stockholders of record of a Puerto Rico corporation have the right, upon written demand under oath stating the purpose thereof, during business hours to inspect for any proper purpose the corporation's stock ledger, list of stockholders, and the corporation's other books and records. The Puerto Rico General Corporation Law of 1995 describes as a "proper purpose" a purpose reasonably related to a person's interest as a stockholder.

MERGERS AND BUSINESS COMBINATIONS

     THE BANK. Under Puerto Rico Banking Law and the Bank's Articles, the approval of the holders of three-fourths of the Bank's capital stock is required for a reorganization involving a merger or other business combination (including a consolidation or a sale of substantially all of the Bank's assets).

     R&G FINANCIAL. Under the Puerto Rico General Corporation Law of 1995, R&G Financial can accomplish a merger or consolidation or a transfer of all its assets with the approval of the holders of a majority of its issued and outstanding voting capital stock.

ACTION IN LIEU OF MEETING AND BY COMMUNICATIONS EQUIPMENT

     THE BANK. The Puerto Rico Banking Law does not permit the Board of Directors of the Bank to take action without a meeting, or to take action by means of a telephone conference or similar communications equipment.

     R&G FINANCIAL. The Puerto Rico General Corporation Law of 1995 and R&G Financial's Bylaws permit actions which may be taken by the Board of Directors to be taken without a meeting, if a consent in writing, setting forth the actions so taken, is signed by all of the directors. In addition, the Puerto Rico General Corporation Law of 1995 and R&G Financial's Bylaws, in contrast to the Puerto Rico Banking Law, permit any action that may be taken at a meeting of directors to be undertaken by means of a telephone conference or similar communications equipment pursuant to which all persons participating in the meeting can hear each other at the same time.

DISSENTERS' RIGHTS OF APPRAISAL

     The rights of appraisal of dissenting stockholders of the Bank are discussed under "The Merger - Appraisal Rights." Under the Puerto Rico General Corporation Law of 1995 applicable to R&G Financial stockholders, stockholders of a Puerto Rico corporation also have appraisal rights in connection with mergers or consolidations if: (i) the stockholder was a holder of record at the time of the vote; (ii) the stockholder did not vote in favor of the merger or consolidation; (iii) the stockholder continuously held such shares through the effective date of the merger and consolidation; and (iv) the stockholder complies with certain notice requirements set forth in the Puerto Rico General Corporation Law of 1995.

     Notwithstanding the foregoing, such appraisal rights are not present under the Puerto Rico General Corporation Law of 1995 if the corporation's share are traded on a national securities exchange or on the Nasdaq Stock Market National Market System, and the stockholders receive in connection with the merger or consolidation the following: (i) shares of stock of the corporation surviving or resulting from the merger or depositary receipts with respect to the same; (ii) shares of stock of any other corporation that are traded on a national securities exchange or on the Nasdaq Stock Market National Market System, or are held by record by more than 2,000 stockholders; (iii) cash in lieu of fractional shares of the corporation described in the foregoing clause; or (iv) any combination of the shares and cash in lieu of fractional shares described in the foregoing clauses.

AMENDMENT OF GOVERNING INSTRUMENTS

     THE BANK. No amendment of the Bank's Articles may be made unless, to the extent required by applicable law, it is approved by the affirmative vote of the holders of not less than two-thirds (2/3) of the total number of outstanding shares of the Bank (other than amendments relating to the provision in the Bank's Articles relating to approval of business combinations, which requires the affirmative vote of holders representing not less than three-fourths of the Bank's total number of outstanding shares), notwithstanding that applicable law would otherwise permit such amendment with the approval of fewer shares or without the approval of any shares. The Bylaws of the Bank may be altered, amended or repealed and new Bylaws may be adopted at any annual or special meeting of stockholders pursuant to applicable provisions of law and of the Bank's Articles.

     R&G FINANCIAL. R&G Financial's Certificate provides that no amendment, addition, alteration, change or repeal of the Certificate may be made unless it is first approved by the R&G Financial Board pursuant to a resolution adopted by the affirmative vote of a majority of the directors then in office, and, to the extent required by applicable law, thereafter is approved by the holders of a majority of the shares of R&G Financial entitled to vote generally in an election of directors, except that the approval of at least 75% of the shares of R&G Financial entitled to vote generally in an election of directors, voting together as a single class, shall be required to amend, adopt, alter, change of repeal any provision inconsistent with Articles VII (directors), VIII (bylaws), IX (limitation on liability of directors and officers) and X (amendment), unless such amendment is approved by the affirmative vote of two-thirds (2/3) of R&G Financial's Board of Directors then in office. R&G Financial's Bylaws provide that the Board of Directors or the stockholders may adopt, alter, amend or repeal the Bylaws of R&G Financial. Such action by the Board of Directors shall require the affirmative vote of a majority of the directors then in office at any regular or special meeting of the Board of Directors. Such action by the stockholders shall require the affirmative vote of the holders of a majority of the shares of R&G Financial entitled to vote generally in an election of directors, voting together as a single class, except that the approval of 75% of the shares of R&G Financial entitled to vote generally in an election of directors, shall be required to amend, adopt, alter, change or repeal any provision of the Bylaws of R&G Financial which is inconsistent with Articles VII, VIII, IX, and X of the Certificate and which is not approved by the affirmative vote of two-thirds (2/3) of the members of R&G Financial's Board of Directors then in office.

                                LEGAL OPINION

     The validity of the Class B Shares offered hereby will be passed upon for R&G Financial by Elias, Matz, Tiernan & Herrick L.L.P., Washington, D.C.


                                  EXPERTS

     The Consolidated Financial Statements of R&G Financial as of December 31, 1995 and 1994, and for each of the years in the three-year period ended December 31, 1995, including in this Prospectus/Information Statement have been audited by Price Waterhouse, independent accounts, as stated in their report appearing herein and elsewhere in this Registration Statement and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The Financial Statements of the Bank as of December 31, 1995 and 1994, and for each of the years in the three-year period ended December 31, 1995, have been audited by Price Waterhouse, independent accounts, as stated in their report appearing herein and elsewhere in this Registration Statement and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     Representatives of Price Waterhouse are expected to be at the Special Meeting and will be available to respond to questions, and will also have the opportunity to make a statement at such time if they desire to do so.

            INDEX TO R&G FINANCIAL CONSOLIDATED FINANCIAL STATEMENTS

                                                                          PAGE
                                                                          ----
Report of Independent Accountants. . . . . . . . . . . . . . . . . . .     F-2

Financial Statements:
  Consolidated Statement of Financial Condition as of June 30, 1996
    (Unaudited), December 31, 1995 and 1994. . . . . . . . . . . . . .     F-3
  Consolidated Statements of Income for the six months ended June 30,
    1996 and 1995 (Unaudited) and for the three years ended
    December 31, 1995. . . . . . . . . . . . . . . . . . . . . . . . .     F-4
  Consolidated Statements of Cash Flows for the six months ended
    June 30, 1996 and 1995 (Unaudited) and for the three years ended
    December 31, 1995. . . . . . . . . . . . . . . . . . . . . . . . .     F-5
  Consolidated Statements of Changes in Stockholder's Equity for the
    six months ended June 30, 1996 (Unaudited) and for the three
    years ended December 31, 1995. . . . . . . . . . . . . . . . . . .     F-7
  Notes to Consolidated Financial Statements . . . . . . . . . . . . .     F-8

     All financial statement schedules are omitted because the required information either is not applicable or is shown in the consolidated financial statements or in the notes thereto.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
 R&G Financial Corporation and its Stockholder

   In our opinion, the accompanying consolidated statement of financial condition, and the related consolidated statements of income, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of R&G Financial Corporation (the Company) and its subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These consolidated financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

   As discussed in Note 1 to the consolidated financial statements, effective January 1, 1995 the Company adopted Statement of Financial Accounting Standards (SFAS) No. 122 -- "Accounting for Mortgage Servicing Rights, an amendment of FASB Statement No. 65." In addition, effective January 1, 1994 the Company adopted SFAS No. 115 -- "Accounting for Certain Investments in Debt and Equity Securities.

/s/ PRICE WATERHOUSE


Certified Public Accountants (of Puerto Rico)
License No. 10 expires Dec. 1, 1998
Stamp #1379293 of the P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report.


San Juan, Puerto Rico
June 12, 1996, except for Note 1 to the Consolidated Financial Statements which is as of July 19, 1996.

                            R&G FINANCIAL CORPORATION
                 CONSOLIDATED STATEMENT OF FINANCIAL CONDITION



                                     ASSETS

                                                                                                     December 31,
                                                                              June 30,      ----------------------------
                                                                                1996             1995            1994
                                                                           -------------    ------------    ------------
                                                                             (Unaudited)
Cash and due from banks.................................................     $21,520,637     $32,559,429     $21,158,101
Money market investments:
  Securities purchased under agreements to resell.......................      13,429,913      21,694,675      10,232,890
  Time deposits with other banks........................................      22,426,693      44,930,015      14,231,371
  Federal funds sold....................................................              --       5,011,048              --
Mortgage loans held for sale, at lower of cost or market................      18,319,736      21,318,340      22,020,566
Mortgage-backed securities held for trading, at fair value..............     136,575,958     113,808,624     124,521,837
Mortgage-backed securities available for sale, at fair value............      44,468,857      61,008,432      13,300,325
Mortgage-backed securities held to maturity, at amortized cost
 (estimated market value: 1995 -- $40,784,831; 1994 -- $78,844,972).....      39,472,739      41,730,889      84,122,035
Investment securities held for trading, at fair value...................         989,826              --              --
Investment securities available for sale, at fair value.................      23,107,710       3,279,610       1,877,910
Investment securities held to maturity, at amortized cost
 (estimated market value: 1995 -- $1,996,307; 1994 -- $2,108,318).......       8,685,216       2,046,046       2,182,176
Loans receivable, net...................................................     598,182,075     473,840,637     301,614,199
Accounts receivable, including advances to investors, net...............       6,361,582       5,578,965       8,480,309
Accrued interest receivable.............................................       5,266,000       4,051,702       2,870,559
Mortgage servicing rights...............................................       9,810,060       8,209,661       4,417,813
Excess servicing receivable.............................................         809,173         847,938         979,005
Premises and equipment..................................................       6,856,119       6,973,325       5,621,007
Other assets............................................................       9,269,411       6,316,826       4,868,671
                                                                           -------------    ------------    ------------
                                                                            $965,551,705    $853,206,162    $622,498,774
                                                                           -------------    ------------    ------------
                                                                           -------------    ------------    ------------

                           LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities:
  Deposits..............................................................    $563,147,365    $518,186,563    $380,148,414
  Securities sold under agreements to repurchase........................      98,293,546      98,483,188     108,921,552
  Notes payable.........................................................     142,882,861      81,130,032      45,814,597
  Advances from FHLB....................................................      11,000,000       6,007,135      13,567,834
  Long-term debt........................................................       4,524,476       5,323,899       4,524,173
  Other secured borrowings..............................................      53,531,846      55,983,501              --
  Accounts payable and accrued liabilities..............................      11,586,794      12,068,490       5,601,444
  Other liabilities.....................................................       2,500,866       2,431,577       1,497,012
                                                                           -------------    ------------    ------------
                                                                             887,467,754     779,614,385     560,075,026
                                                                           -------------    ------------    ------------
Subordinated notes......................................................       3,250,000       3,250,000       3,250,000
                                                                           -------------    ------------    ------------
Minority interest in the Bank...........................................       4,365,363       3,956,597       3,203,749
                                                                           -------------    ------------    ------------
Stockholder's equity:
  Preferred stock, $.01 par value, 10,000,000 shares
   authorized, none issued and outstanding..............................                              --              --
  Common stock:
    Class A -- $.01 par value, 10,000,000 shares
     authorized, 5,189,044 shares issued and outstanding................          51,890          51,890          51,890
    Class B -- $.01 par value, 15,000,000 shares
     authorized, none issued and outstanding............................              --              --              --
  Additional paid-in capital............................................         362,710         362,710         362,710
  Retained earnings.....................................................      69,592,059      64,351,564      54,569,219
  Capital reserves of the Bank..........................................       1,021,166         666,767              --
  Unrealized (loss) gains on securities available for sale..............        (559,237)        952,249         986,180
                                                                           -------------    ------------    ------------
                                                                              70,468,588      66,385,180      55,969,999
                                                                           -------------    ------------    ------------
                                                                            $965,551,705    $853,206,162    $622,498,774
                                                                           -------------    ------------    ------------
                                                                           -------------    ------------    ------------


                 The accompanying notes are an integral part of this statement.

                           R&G FINANCIAL CORPORATION
                       CONSOLIDATED STATEMENTS OF INCOME

                                                                    Six month
                                                                   period ended
                                                                     June 30,                      Year ended December 31,
                                                           --------------------------    -----------------------------------------
                                                              1996           1995           1995            1994           1993
                                                           -----------    -----------    -----------    -----------    -----------
                                                                  (Unaudited)
Interest income:
Loans....................................................  $29,572,089    $20,437,173    $45,673,241    $36,766,741    $27,087,896
Money market and other investments.......................    1,804,874        731,362      1,805,345        941,677        695,848
Mortgage-backed securities...............................    2,968,545      3,169,224      6,033,069      4,655,376      2,107,130
                                                           -----------    -----------    -----------    -----------    -----------
Total interest income....................................   34,345,508     24,337,759     53,511,655     42,363,794     29,890,874
                                                           -----------    -----------    -----------    -----------    -----------
Less -- interest expense:
Deposits.................................................   13,044,579      9,769,092     21,829,433     14,460,943     10,364,694
  Securities sold under agreements to repurchase.........    2,583,639      3,524,909      6,436,327      4,416,824        273,968
  Notes payable..........................................    2,961,970      1,488,150      3,363,930      3,769,855      4,630,941
  Secured borrowings.....................................    2,140,032             --             --             --             --
  Other..................................................      169,466        441,804        608,984        578,685        368,276
                                                           -----------    -----------    -----------    -----------    -----------
                                                            20,899,686     15,223,955     32,238,674     23,226,307     15,637,879
                                                           -----------    -----------    -----------    -----------    -----------
Net interest income......................................   13,445,822      9,113,804     21,272,981     19,137,487     14,252,995

(Provision) credit for loan losses.......................     (356,525)        50,000       (950,000)            --             --
                                                           -----------    -----------    -----------    -----------    -----------
Net interest income after provision for loan losses......   13,089,297      9,163,804     20,322,981     19,137,487     14,252,995
                                                           -----------    -----------    -----------    -----------    -----------
Other income:
  Net gain (loss) on sale of loans.......................    3,992,254      2,209,961      6,262,460     (1,349,340)    29,026,142
  Unrealized gain (loss) on trading securities...........     (621,341)     2,294,711      2,121,611     (4,464,718)            --
  Change in provision for cost in excess of
   market value of loans held for sale...................           --         70,000        855,834       (855,834)            --
  Net gain on trading account............................      586,772             --             --             --             --
  Net gain on sales of investments.......................      329,225             --             --             --        394,342
  Loan administration and servicing fees.................    6,496,442      5,234,908     11,029,995     11,046,019      9,326,518
  Gain on sale of servicing rights.......................           --             --             --      2,914,850             --
  Service charges, fees and other........................    1,819,006      1,251,470      3,171,949      2,522,394      1,178,561
                                                           -----------    -----------    -----------    -----------    -----------
                                                            12,602,358     11,061,050     23,441,849      9,813,371     39,925,563
                                                           -----------    -----------    -----------    -----------    -----------
                                                            25,691,655     20,224,854     43,764,830     28,950,858     54,178,558
                                                           -----------    -----------    -----------    -----------    -----------
Operating expenses:
  Employee compensation and benefits.....................    5,954,752      3,363,424      8,283,809      5,251,435      8,590,181
  Office occupancy and equipment.........................    2,895,115      2,010,379      4,711,312      4,488,335      3,395,055
  Other administrative and general.......................    6,516,141      6,378,156     13,730,724     13,268,875     14,560,892
                                                           -----------    -----------    -----------    -----------    -----------
                                                            15,366,008     11,751,959     26,725,845     23,008,645     26,546,128
                                                           -----------    -----------    -----------    -----------    -----------
Income before minority interest, income taxes and
 cumulative effect of change in accounting
 principle...............................................   10,325,647      8,472,895     17,038,985      5,942,213     27,632,430
                                                           -----------    -----------    -----------    -----------    -----------
Minority interest in the Bank............................      408,766        344,978        742,527        499,928        812,427
                                                           -----------    -----------    -----------    -----------    -----------
Income before income taxes and cumulative effect
 of change in accounting principle.......................    9,916,881      8,127,917     16,296,458      5,442,285     26,820,003
                                                           -----------    -----------    -----------    -----------    -----------
Income taxes:
  Current................................................    4,773,888      2,942,308      3,555,868      2,517,465      9,486,814
  Deferred...............................................     (951,901)       (68,396)     2,291,478     (1,661,877)       146,437
                                                           -----------    -----------    -----------    -----------    -----------
                                                             3,821,987      2,873,912      5,847,346        855,588      9,633,251
                                                           -----------    -----------    -----------    -----------    -----------
Income before cumulative effect of change in
 accounting principle....................................    6,094,894      5,254,005     10,449,112      4,586,697     17,186,752
Cumulative effect of change in accounting
  principle -- adoption of SFAS No. 115, net of
  deferred income taxes of $627,210......................           --             --             --        866,147             --
                                                           -----------    -----------    -----------    -----------    -----------
    Net income...........................................   $6,094,894     $5,254,005     $10,449,112    $5,452,844    $17,186,752
                                                           -----------    -----------    -----------    -----------    -----------
Earnings per common share:
  Income before cumulative effect of change in
   accounting principle..................................        $1.17          $1.01           $2.01          $.88          $3.31
  Cumulative effect of change in accounting
   principle.............................................           --             --              --           .17             --
                                                           -----------    -----------    -----------    -----------    -----------
    Net income...........................................        $1.17          $1.01           $2.01         $1.05          $3.31


                  The accompanying note are an integral part of this statement.

                            R&G FINANCIAL CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                    Six month
                                                                   period ended
                                                                      June 30,                     Year ended December 31,
                                                             -------------------------    ----------------------------------------
                                                                1996          1995           1995            1994        1993
                                                             -----------  ------------    -----------    ------------  -----------
                                                                     (Unaudited)
Cash flows from operating activities:
  Net income................................................  $6,094,894    $5,254,005    $10,449,112     $5,452,844   $17,186,752
                                                             -----------  ------------    -----------   ------------   -----------
  Adjustments to reconcile net income to net
   cash provided by (used in) operating activities:
    Depreciation and amortization...........................     990,294       700,326      1,794,454      1,335,505     1,323,638
    Amortization of premium on investments and
     mortgage-backed securities, net........................     116,132        58,589         89,111        140,411       119,478
    Amortization of deferred loan origination fees
     and accretion of discount on loans.....................    (253,401)       24,944       (366,332)      (276,631)     (303,922)
    Amortization of excess servicing receivable.............      38,765        65,534        131,067         29,828        92,596
    Amortization of servicing rights........................     653,206       948,695      1,497,803        869,201     2,627,695
    Change in provision for cost in excess of
     market value of loans held for sale....................          --       (70,000)      (855,834)       855,834            --
    Provision (credit) for loan losses......................     356,525       (50,000)       950,000             --            --
    Provision for bad debts in accounts receivable..........     150,000       150,000        572,092        358,442       528,635
    Gain on sales of mortgage loans.........................     (95,096)     (177,484)      (264,953)      (201,797)   (3,973,935)
    Gain on sale of investment securities...................    (329,225)           --             --             --      (394,342)
    Unrealized loss (gain) on trading securities............     621,341    (2,294,711)    (2,121,611)     4,464,718            --
    Gain on sale of mortgage servicing rights...............          --            --             --     (2,914,850)           --
    Cumulative effect of change in accounting principle.....          --            --             --       (866,147)           --
    Minority interest in earnings of the Bank...............     408,766       344,978        742,527        499,928       812,427
    (Increase) decrease in mortgage loans held for sale.....   2,998,604    (5,835,364)     1,558,060     60,006,212   (66,495,738)
    Net (increase) decrease in mortgage-backed securities
     held for trading....................................... (23,467,171)  (17,252,925)    17,035,709    (36,782,335)           --
    (Increase) decrease in receivables......................  (2,146,915)    3,524,185      1,148,109     (4,035,534)   (2,736,002)
    Decrease (increase) in other assets.....................  (2,389,083)   (3,574,402)    (1,812,808)     3,248,178      (886,033)
    (Decrease) increase in notes payable....................  11,752,829    (1,703,297)     7,915,435   (111,698,229)   57,540,715
    Increase (decrease) in accounts payable and
     accrued liabilities....................................   1,633,389     2,003,189      2,417,219     (6,931,523)      929,910
    (Decrease) increase in deferred taxes...................    (951,901)      (68,396)     2,291,477     (1,661,877)    1,407,585
    Increase (decrease) in income taxes payable.............     (75,236)    2,197,871      1,734,062     (6,185,086)    1,188,953
    Increase (decrease) in other liabilities................      69,289       137,776        934,566       (693,187)   (1,026,483)
                                                             -----------  ------------    -----------    ------------  -----------
      Total adjustments.....................................  (9,918,888)  (20,870,492)    35,390,153   (100,438,939)   (9,244,823)
                                                             -----------  ------------    -----------    ------------  -----------
      Net cash (used in) provided by operating activities...  (3,823,994)  (15,616,487)    45,839,265    (94,986,095)    7,941,929
                                                             -----------  ------------    -----------    ------------  -----------
Cash flows from investing activities:
  Purchases of investment securities........................ (30,531,762)           --       (377,000)    (6,044,808)  (50,259,340)
  Proceeds from sale and maturities of investment
   securities available for sale............................  17,281,780            --             --      3,691,493    28,179,364

                                                                    (CONTINUED)

     The accompanying notes are an integral part of this statement.


                                                                   Six month
                                                                  period ended
                                                                     June 30,                      Year ended December 31,
                                                             -------------------------    ----------------------------------------
                                                                 1996         1995            1995           1994         1993
                                                             -----------  ------------    -----------    ------------  -----------
                                                                    (Unaudited)
  Principal repayments on mortgage-backed securities.......   $4,576,531    $4,226,800     $8,636,250     $8,521,682    $6,053,722
  Proceeds from sale of loans..............................    4,929,156    12,345,507     20,201,648     27,201,541   147,950,784
  Net originations of loans................................ (132,344,517)  (82,808,291)  (210,377,522)  (163,236,567) (200,456,251)
  Proceeds from sales of mortgage servicing rights.........           --            --             --      2,914,850            --
  Acquisition of Caribbean Federal -- net of cash acquired.           --            --             --             --    11,254,879
  (Purchases) redemptions of FHLB stock, net...............     (795,600)   (1,401,700)    (1,401,700)      (156,700)    1,399,500
  Acquisition of premises and equipment....................   (1,051,423)   (1,333,876)    (2,926,306)    (2,087,651)   (2,209,461)
  Proceeds from sales of premises and equipment............      350,000            --             --             --            --
  Net (increase) decrease in foreclosed real estate........     (735,167)      (61,827)        83,488         81,339      (301,747)
  Acquisition of servicing rights..........................     (564,287)     (600,050)    (5,289,651)    (1,000,166)     (476,662)
                                                             -----------  ------------    -----------    ------------  -----------
    Net cash used by investing activities.................. (138,885,289)  (69,633,437)  (191,450,793)  (130,114,987)  (58,865,212)
                                                             -----------  ------------    -----------    ------------  -----------
Cash flows from financing activities:
  Proceeds from issuance of notes payable..................   50,000,000            --     27,400,000     23,600,000            --
  Proceeds from issuance long-term debt....................           --            --      2,000,000      1,732,956     2,578,817
  Payments of long-term debt...............................     (799,423)     (600,003)    (1,200,274)            --            --
  Increase in deposits -- net..............................   44,832,079   103,817,079    137,928,057     67,680,706    98,544,357
  (Decrease) increase in securities sold under agreements
   to repurchase -- net....................................     (189,642)   15,613,561    (10,437,272)   108,750,639            --
  Proceeds from secured borrowings.........................           --            --     55,983,501             --            --
  Payments on secured borrowings...........................   (2,451,655)           --             --             --            --
  Advances from FHLB.......................................    6,000,000            --             --      5,000,000            --
  Repayment of advances from FHLB..........................   (1,000,000)           --     (7,500,000)    (3,000,000)   (8,920,328)
  Proceeds from issuance of common stock to
   minority shareholders...................................           --         5,060         10,321          1,309           879
  Cash dividends on common stock...........................     (500,000)           --             --             --            --
                                                             -----------  ------------    -----------    ------------  -----------
    Net cash provided by financing activities..............   95,891,359   118,835,697    204,184,333    203,765,610    92,203,725
                                                             -----------  ------------    -----------    ------------  -----------
  Net (decrease) increase in cash and cash equivalents.....  (46,817,924)   33,585,773     58,572,805    (21,335,472)   41,280,442
  Cash and cash equivalents at beginning of period.........  104,195,167    45,622,362     45,622,362     66,957,834    25,677,392
                                                             -----------  ------------    -----------    ------------  -----------
  Cash and cash equivalents at end of period...............  $57,377,243   $79,208,135   $104,195,167    $45,622,362   $66,957,834
                                                             -----------  ------------    -----------    ------------  -----------
                                                             -----------  ------------    -----------    ------------  -----------
Cash and cash equivalents include:
  Cash and due from banks..................................  $21,520,637   $26,735,482    $32,559,429    $21,158,101   $35,239,945
  Securities purchased under agreements to resell..........   13,429,913    22,531,517     21,694,675     10,232,890     4,301,320
  Time deposits with other banks...........................   22,426,693    29,941,136     44,930,015     14,231,371    27,416,569
  Federal funds sold.......................................           --            --      5,011,048             --            --
                                                             -----------  ------------    -----------   ------------   -----------
                                                             $57,377,243   $79,208,135   $104,195,167    $45,622,362   $66,957,834
                                                             -----------  ------------    -----------   ------------   -----------
                                                             -----------  ------------    -----------   ------------   -----------

               The accompanying notes are an integral part of this statement.

                            R&G FINANCIAL CORPORATION
         CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
        FOR THE SIX MONTH PERIOD ENDED JUNE 30, 1996 (UNAUDITED) AND
             THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993


                                             Preferred Stock          Common Stock Class A        Common Stock Class B
                                          --------------------        --------------------        ---------------------

                                          Shares        Amount        Shares        Amount        Shares        Amount
                                         --------     ---------      --------      --------      --------      --------
Balances at December 31, 1993........                   $            5,189,044      $51,890                     $
Effect of implementation of
  SFAS 115...........................
Net income -- 1994...................
Net change in unrealized gain
  on securities available for sale,
  net of tax.........................
                                        ----------    ----------     ----------    ---------     ---------     ----------
Balances at December 31, 1994........                                5,189,044       51,890
Transfer to capital reserves.........
Net income -- 1995...................
Net change in unrealized gain
  on securities available for sale,
  net of tax.........................
                                        ----------    ----------     ----------    ---------     ---------     ----------
Balances at December 31, 1995........                                5,189,044       51,890
Transfer to capital reserves
  (unaudited)........................
Cash dividend declared on common
  stock (unaudited)..................
Net income -- June 30, 1996
  (unaudited)........................
Net change in unrealized gain
  (loss) on securities available
  for sale, net of tax
  (unaudited)........................
                                        ----------    ----------     ----------    ---------     ---------     ----------
Balance at June 30, 1996
  (unaudited)........................                   $            5,189,044      $51,890                     $
                                        ----------    ----------     ----------    ---------     ---------     ----------



                                                                          Unrealized gain
                                                                           (loss) from
                                       Additional        Capital       securities available        Retained
                                      paid-in capital    reserves            for sale              earnings          Total
                                      -------------     ----------     --------------------       -----------      -----------
Balances at December 31, 1993........   $362,710                                                  $49,116,375      $49,530,975
Effect of implementation of
  SFAS 115...........................                                         $62,473                                   62,473
Net income -- 1994...................                                                               5,452,844        5,452,844
Net change in unrealized gain
  on securities available for sale,
  net of tax.........................                                         923,707                                  923,707
                                      -------------     ----------        --------------         -------------     -------------
Balances at December 31, 1994........    362,710                              986,180              54,569,219       55,969,999
Transfer to capital reserves.........                    $666,767                                    (666,767)
Net income -- 1995...................                                                              10,449,112       10,449,112
Net change in unrealized gain
  on securities available for sale,
  net of tax.........................                                         (33,931)                                 (33,931)
                                      -------------     ----------        --------------         -------------     -------------
Balances at December 31, 1995........    362,710          666,767             952,249              64,351,564       66,385,180
Transfer to capital reserves
  (unaudited)........................                     354,399                                    (354,399)
Cash dividend declared on common
  stock (unaudited)..................                                                                (500,000)        (500,000)
Net income -- June 30, 1996
  (unaudited)........................                                                               6,094,894        6,094,894
Net change in unrealized gain
  (loss) on securities available
  for sale, net of tax
  (unaudited)........................                                      (1,511,486)                     --       (1,511,486)
                                      -------------     ----------        --------------         -------------     -------------
Balance at June 30, 1996
  (unaudited)........................   $362,710       $1,021,166           $(559,237)            $69,592,059      $70,468,588
                                      -------------     ----------        --------------         -------------     -------------


        The accompanying notes are an integral part of this statement.

                          R&G FINANCIAL CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (INFORMATION PERTAINING TO THE SIX MONTHS
                  ENDED JUNE 30, 1996 AND 1995 IS UNAUDITED)

NOTE 1 --  REPORTING ENTITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

REPORTING ENTITY

     The accompanying consolidated financial statements of R&G Financial Corporation (the "Company") include the accounts of R&G Mortgage Corp. ("R&G Mortgage"), a Puerto Rico corporation, and R-G Premier Bank of Puerto Rico (the "Bank"), a commercial bank chartered under the laws of the Commonwealth of Puerto Rico. The Company was formed in March 1996 for the sole purpose of becoming the parent corporation and sole stockholder of R&G Mortgage and the Bank. On July 19, 1996, the Company acquired the 88% ownership interest of the Bank and the 100% ownership interest of R&G Mortgage held by the Company's Chairman of the Board and Chief Executive Officer (CEO). In consideration of the acquisition of such interests, the Company issued the CEO 5,189,044 shares of its Class A $.01 par value newly issued common stock (the Class A Shares), in exchange for his 100% ownership interest in R&G Mortgage and 88% ownership interest in the Bank.

     As a result of this transaction, the accompanying consolidated financial statements have been restated to reflect the consolidated financial condition as of June 30, 1996 (unaudited) and December 31, 1995 and 1994, and the related consolidated statements of income and retained earnings, and of cash flows for the six months ended June 30, 1996 and 1995 (unaudited) and for each of the three years in the period ended December 31, 1995 as if the above transaction had been consummated as of January 1, 1993. The transaction has been accounted for at historical cost in a manner similar to pooling of interests accounting.

     The Company intends to acquire as well the 12% minority ownership interest in the Bank which, as of July 19, 1996 was held by approximately 200 other stockholders (the Minority Bank Stockholders) following the receipt of all required regulatory approvals through the issuance of Class B $.01 par value common stock (the Class B shares) of the Company. All Minority Bank Stockholders will receive, in exchange for their aggregate 12% interest in the Bank's common stock, a specified number of shares of the Company's Class B shares to be determined based on an independent valuation of the Bank. Such transaction will be accounted for under the purchase method of accounting; based on presently available information, management of the Company does not believe that this transaction will have a material effect on the Company's Consolidated Financial Statements or earnings per share.

     R&G Mortgage is engaged primarily in the business of originating FHA insured, VA guaranteed, and privately insured first and second mortgage loans on residential real estate (1 to 4 families). R&G Mortgage pools FHA and VA loans into GNMA (Government National Mortgage Association) mortgage-backed securities and collateralized mortgage obligation (CMO) certificates for sale to permanent investors. After selling the loans, it retains the servicing function. R&G Mortgage is also a Federal National Mortgage Association (FNMA) and Federal Home Loan Mortgage Corporation (FHLMC) Seller-Servicer of conventional loans. R&G Mortgage is licensed by the Secretary of the Treasury of Puerto Rico as a mortgage company and is duly authorized to do business in the Commonwealth of Puerto Rico.

     The Bank provides a full range of banking services through fourteen branches located mainly in the northern part of the Commonwealth of Puerto Rico. As discussed in Note 19 to the consolidated financial statements, the Bank is subject to the regulations of certain federal and local agencies, and undergoes periodic examinations by those regulatory agencies. As of the close of business on November 30, 1994 the Bank was converted from a federally chartered savings bank to a commercial bank chartered under the laws of the Commonwealth of Puerto Rico.

     The accounting and reporting policies of the Company conform with generally accepted accounting principles. The following is a description of the significant accounting policies:

BASIS OF CONSOLIDATION

     All significant balances and transactions have been eliminated in the accompanying consolidated financial statements.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL

     The Company enters into purchases of securities under agreements to resell the same securities. Amounts advanced under these agreements represent short-term loans and are reflected as assets in the consolidated statement of financial condition.
                                        F-9

INVESTMENT SECURITIES

     Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 115 -- "Accounting for Certain Investments in Debt and Equity Securities." This Statement addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. Under SFAS No. 115, investments in debt and equity securities must be classified at acquisition into one of three categories:

     - HELD TO MATURITY -- debt securities for which there is a positive intent and ability to hold to maturity. These securities are carried at amortized cost.

     - TRADING -- debt and equity securities that are bought and held principally for the purpose of selling them in the near term. These securities are carried at fair value, with unrealized gains and losses included in earnings. Mortgage- backed securities that are held for sale in conjunction with mortgage banking activities are classified as trading securities.

     - AVAILABLE FOR SALE -- debt and equity securities not classified as either held-to-maturity or trading. These securities are reported at fair value, with unrealized gains and losses excluded from earnings and reported net of taxes in a separate component of stockholder's equity.

     Upon adoption of SFAS No. 115 on January 1, 1994, the Bank classified as securities held for trading $2,599,329 of debt securities, and R&G Mortgage classified approximately $89,597,000 of mortgage-backed securities as trading securities, recognizing in earnings unrealized gains on these securities amounting to approximately $866,000 net of $627,000 in deferred income taxes. These unrealized gains are shown in the consolidated statements of income and retained earnings under the "cumulative effect of change in accounting principle -- adoption of SFAS No. 115."

     On November 14, 1995, the Financial Accounting Standard Board staff issued a special report, "A Guide for the Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities" (the Report), as an aid in understanding and implementing SFAS 115. Under the Report, an enterprise may conduct a one time reassessment of the classifications of all securities held at that time from the issue date of the report through December 31, 1995. Any reclassifications from the held to maturity category made in conjunction with that reassessment will not call into question an enterprise's intent to hold other debt securities to maturity in the future. Pursuant to the Report, on December 29, 1995 the Company reclassified mortgage-backed securities with an amortized cost of $52,448,077 from its held to maturity to its available for sale portfolio. The unrealized gains of securities reclassified as available for sale of $565,132 was reported net of estimated income tax of $220,401 as a separate component of stockholder's equity in the consolidated statement of financial condition.

     At June 30, 1996 the net unrealized loss on securities available for sale of $559,237 was reported net of estimated income tax benefits of $357,545 as a separate component of stockholder's equity in the consolidated statement of financial condition.

     At December 31, 1995 and 1994, the net unrealized gains on securities classified as available for sale of $1,561,064 and $1,616,689, respectively, was reported net of estimated income tax of $608,815 and $630,509, respectively, as a separate component of stockholder's equity in the consolidated statement of financial condition in accordance with SFAS No. 115.

     Premiums and discounts are amortized as an adjustment to interest income over the life of the related securities using a method that approximates the interest method. Realized gains or losses for securities classified as either available for sale or held to maturity are reported in earnings. Cost of securities is determined on the specific identification method.

LOANS AND ALLOWANCE FOR LOAN LOSSES

     Loans are stated at their outstanding principal balance, less unearned interest and allowance for loan losses. Loan origination and commitment fees and costs incurred in the origination of new loans are deferred and amortized using the interest method over the life of the loans as an adjustment of interest yield. Unearned interest on installment loans is recognized as income under a method which approximates the interest method. Interest on loans not made on a discounted basis is credited to income based on the loan principal outstanding at stated interest rates.

     Management believes that the allowance for loan losses is adequate. It is the policy of the Bank to increase its valuation allowances for estimated losses on loans when, based on management's evaluation, a loss becomes both probable and estimable. Major loans and major lending areas are reviewed periodically to determine potential problems at an early date. Also, management's periodic evaluation considers factors such as loss experience, current delinquency data, known and inherent risks in the portfolio, identification of adverse situations which may affect the ability of debtors to repay, the estimated value of any underlying collateral and assessment of current economic conditions. Additions to allowances are charged to income. Any recoveries are credited to the allowance.

     Effective January 1, 1995, the Company adopted SFAS No. 114 -- "Accounting by Creditors for Impairment of a Loan" and SFAS No. 118 -- "Accounting by Creditors for Impairment of a Loan -- Income Recognition and Disclosures." SFAS No. 114, as amended by SFAS No. 118, requires a creditor to measure impairment of a loan based on the present value of expected future cash flows discounted at the loan's effective interest rate, or, as a practical method, at the observable market price of the loan, or the fair value of the collateral if the loan is collateral dependent. This Statement is applicable to all loans, except large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment, leases and loans that are evaluated at fair value or at the lower of cost or fair value. The Bank considers loans over $500,000 for individual impairment evaluations. Loans are considered impaired when, based on management's evaluation, a borrower will not be able to fulfill its obligation under the original terms of the loan. SFAS No. 118 amends the income recognition provisions that had been included in SFAS No. 114. The adoption of SFAS No. 114 and SFAS No. 118 on January 1, 1995 had no effect on the Company's financial condition or results of operations for 1995. No loans were impaired as of June 30, 1996 or December 31, 1995.

INTEREST INCOME

     Recognition of interest on mortgage, consumer and other loans is discontinued when loans are 90 days or more in arrears on payment of principal or interest or earlier when other factors indicate that collection of interest or principal is doubtful. Loans for which the recognition of interest income has been discontinued are designated as non-accruing. Such loans are not reinstated to accrual status until interest is received currently or no other factors indicative of doubtful collection exist.

     Discounts and premiums on purchased mortgage loans are accreeted (amortized) to income over the remaining life of the loans.

MORTGAGE LOANS HELD FOR SALE

     Mortgage loans intended for sale in the secondary market are carried at the lower of cost or estimated market, computed on the aggregate method. The amount by which cost exceeds market value is accounted for as a valuation allowance. Changes in the valuation allowance are included in the determination of income in the period in which the change occurs.

LOAN SERVICING FEES

     Loan servicing fees, which are based on a percentage of the principal balance of the mortgage loans serviced, are credited to income as mortgage payments are collected. Late charges and miscellaneous other fees collected from mortgagors are credited to income when earned, adjusted for estimated amounts not expected to be collected. Loan servicing costs are charged to expense when incurred.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

     The allowance for doubtful accounts is determined based on experience and results mainly from expenses incurred in the foreclosure of property not reimbursed by insurers on loans serviced for others.

SERVICING RIGHTS

     During 1995, the Company adopted SFAS No. 122 -- "Accounting for Mortgage Servicing Rights -- an amendment of FASB Statement No. 65." Prior to implementation of this Statement, the Company treated mortgage servicing rights in accordance with SFAS No. 65, which did not allow the recognition of servicing rights related to loans originated by an entity. SFAS No. 122 amends SFAS No. 65 to permit prospectively the capitalization of servicing rights acquired through loan origination activities and requires that a portion of the cost of originating a mortgage loan be allocated to the mortgage servicing right as a whole. To determine the fair value of the servicing rights, the Company uses the market prices of comparable servicing sale contracts.

     SFAS 122 also requires that all mortgage servicing rights be evaluated for impairment. In determining impairment, servicing rights were disaggregated into their predominant risk characteristic, interest rate. For purposes of measuring impairment, mortgage servicing rights are stratified by pool on the basis of interest rates. An impairment is recognized whenever the prepayment pattern of the mortgage pool indicates that the fair value of the related mortgage servicing rights is less than its carrying amount. An impairment is recognized by charging such excess to income. The Company determined that no reserve for impairment was required as of June 30, 1996 or December 31, 1995. As of December 31, 1995, the fair value of capitalized mortgage servicing rights was approximately $10,420,000. In determining fair value, the Company considers the fair value of servicing rights with similar risk characteristics.

     The adoption of this Statement had the effect of increasing net gain on sales of loans by approximately $1,553,000 and net income by approximately $1,054,000 for the year ended December 31, 1995, and increasing capitalized servicing rights at December 31, 1995 by approximately $2,285,000. SFAS 122 prohibits retroactive application, therefore, mortgage servicing rights related to loans originated prior to the adoption of the Statement continue to be unrecognized in the Company's consolidated financial statements.

     The cost of acquiring the rights to service mortgage loans is capitalized and amortized over the period of net servicing revenue. The cost of loan servicing rights purchased and amortization thereon is periodically evaluated in relation to estimated future net servicing revenue.

SALE OF SERVICING RIGHTS

     The sale of servicing rights is recognized upon executing the contract and title and all risks and rewards have irrevocably passed to the buyer. Gains and losses realized on such sales are recognized based upon the difference between the selling price and the carrying value of the related servicing rights sold.

EXCESS SERVICING FEES RECEIVABLE

     Excess servicing fees receivable represents the present value of the difference between the contractual interest rate of loans sold, adjusted for normal servicing fees, and the agreed yield to investors over the estimated remaining life of such loans. The receivable is realized through receipt of the excess service fees over time. The cost of excess servicing and the amortization thereon is periodically evaluated in relation to estimated future net servicing revenue as a reduction of servicing income. Any impairment in the value of the excess servicing fees receivable due to actual or anticipated prepayment experience is recognized currently as a reduction of excess servicing fees receivable. The resulting excess servicing fees receivable is amortized over the estimated life using a method approximating the level-yield method as a reduction of servicing income.

FORECLOSED REAL ESTATE HELD FOR SALE

     Other real estate owned comprises properties acquired in settlement of loans and initially recorded at fair value less estimated costs to sell at the date of acquisition. Costs relating to the development and improvement of the property are capitalized, whereas those relating to holding the property are expensed as incurred.

     Valuations are periodically performed by management, and an allowance for losses is established by a charge to operations if the carrying value of a property exceeds its estimated net realizable value. In providing allowances for losses, the cost of holding real estate, including interest costs, are considered. Gains or losses resulting from the sale of these properties are credited or charged to income.

PREMISES AND EQUIPMENT

     Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful life of each type of asset. Major additions and improvements which extend the life of the assets are capitalized, while repairs and maintenance are charged to expense.

     In March 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 121 -- "Accounting for the Impairment of Long Lived Assets and for Long-Lived Assets to be Disposed." This Statement establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets, to be held and used. Under such Statement, long-lived assets and certain identifiable intangibles to be held and used must be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, an estimate of the future cash flows expected to result from the use of the asset and its eventual disposition must be made. If the sum of the future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized.

     Application of this Statement is required for financial statements for fiscal years beginning after December 15, 1995. Based on presently available information, management believes the application of this Statement in future years should not have a material adverse effect on the Company's financial condition or results of operations.

COST IN EXCESS OF FAIR VALUE OF NET ASSETS ACQUIRED

     The cost in excess of fair value of net assets acquired results from the acquisition of a mortgage banking institution and the Bank in prior years, which is being amortized over a twelve year period. Accumulated amortization amounted to $992,386, $930,059 and $805,408 as of June 30, 1996, December 31,
1995 and 1994, respectively.

SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

     The Company enters into sales of securities under agreements to repurchase the same or similar securities. Amounts received under these agreements represent short-term borrowings and the securities underlying the agreements remain in the asset accounts.

TRANSFERS OF RECEIVABLES WITH RECOURSE

     Transfers of receivables with recourse are recognized as a sale if the Company surrenders control of the future economic benefits embodied in the receivables, its obligation under the recourse provisions can be reasonably estimated and transferee cannot require the Company to repurchase the receivables except pursuant to the recourse provisions. Any transfers of receivables with recourse not meeting all of these conditions are recognized as a liability in the consolidated financial statements.

     Gains and losses realized on the sale of loans are recognized at the time of the sale of the loans or pools to investors, based upon the difference between the selling price and the carrying value of the related loans sold as adjusted for any estimated liability under recourse provision. In most sales, the servicing function for the loans sold is retained by the Company.

INTEREST RATE RISK MANAGEMENT

     The Company enters into interest rate caps, swaps, options and/or futures (primarily based on Eurodollar certificates of deposits and U.S. Treasury note contracts) to manage its interest rate exposure. Such instruments are designated as hedges against future fluctuations in the interest rates of specifically identified assets or liabilities. Options and futures are reported at fair value under investments in the accompanying Consolidated Statement of Financial Condition, with related gains or losses reported in the Consolidated

Statement of Income. Interest rate caps and swaps are not recognized in the Consolidated Statement of Financial Condition and are not marked to market. Net interest settlements on interest rate caps and swaps are recorded as adjustments to interest income or expense.

EMPLOYEE BENEFITS

     The Company or its subsidiaries has no post retirement benefits plan for its employees as of June 30, 1996 and December 31, 1995.

INCOME TAXES

     The Company follows an asset and liability approach in the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. A valuation allowance is recognized for any deferred tax asset for which, based on management's evaluation, it is more likely than not (a likelihood of more than 50%) that some portion or all of the deferred tax asset will not be realized.

CAPITAL RESERVE

     The Banking Act of the Commonwealth of Puerto Rico requires that a minimum of 10% of net income of the Bank be transferred to capital surplus until such surplus equals the greater of 10% of total deposits or paid-in capital.

STOCK OPTION PLANS

     In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," establishing financial accounting and reporting standards for stock-based employee compensation plans. This Statement encourages all entities to adopt a new method of accounting to measure compensation cost of all employee stock compensation plans based on the estimated fair value of the award at the date it is granted. Companies are, however, allowed to continue to measure compensation cost for those plans using the intrinsic value based method of accounting, which generally does not result in compensation expense recognition for most plans. Companies that elect to remain with the existing accounting are required to disclose in a footnote to the financial statements pro forma net income, and if presented, earnings per share, as if this Statement had been adopted. The accounting requirements of this Statement are effective for transactions entered into during fiscal years that begin after December 15, 1995; however, companies are required to disclose information for awards granted in their first fiscal year beginning after December 15, 1994. As discussed in Note 20 to the accompanying consolidated financial statements, the Company adopted a Stock Option Plan in June 1996 and intends to make awards thereunder in conjunction with the Company's initial public offering. Management intends to utilize the intrinsic value based method of accounting for compensation cost.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The reported fair values of financial instruments are based on a variety of factors. For a substantial portion of financial instruments, fair values represent quoted market prices for identical or comparable instruments. In a few other cases, fair values have been estimated based on assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of risk. Accordingly, the fair values may not represent actual values of the financial instruments that could have been realized as of year end or that will be realized in the future.

ACCOUNTING FOR TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENT OF LIABILITIES

     In June 1996, the FASB issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This Statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial-components approach that focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, and stops recognizing financial assets when control has been surrendered, and liabilities when extinguished.

     This Statement requires that liabilities and derivatives incurred or obtained by transferors as part of a transfer of financial assets be initially measured at fair value, if practicable. It also requires that servicing assets and other retained interests in the transferred assets be measured by allocating the previous carrying amount between the assets sold, if any, and retained interest, if any, based on their relative fair values at the date of the transfer. Servicing assets and liabilities must be subsequently measured by (a) amortization in proportion to and over the period of estimated net servicing income or loss and (b) assessment for asset impairment or increased obligation based on their fair values.

     This Statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and must be applied prospectively. Earlier or retroactive application is not permitted. Management has not estimated yet the effect, if any, of the adoption of this Statement on the Consolidated Financial Statements of the Company.

EARNINGS PER SHARE

     Primary earning per common share is computed by dividing net income for the year by the weighted average number of shares outstanding during the period (5,189,044 for all periods presented in the accompanying consolidated financial statements).

STATEMENT OF CASH FLOWS

     For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks and other highly liquid securities with an original maturity of three months or less.

NOTE 2 --  ACQUISITION OF BRANCHES AND OTHER BANKING INSTITUTIONS:

     On June 16, 1995, the Bank entered into a Purchase and Sale of Assets and Assumption of Liabilities Agreement (the Agreement) with a commercial bank. As provided by the Agreement, the Bank purchased seven branches, including approximately $2,000,000 in assets (which excludes cash from the deposits acquired) and approximately $77,340,000 in deposits, including $162,000 interest payable. The premium paid by the Bank over the value of deposits acquired, which was determined based on negotiations between the parties to the Agreement, approximated $1,351,000 which is being amortized over a 10 year period. Accumulated amortization amounted to approximately $135,000 and $68,000 at June 30, 1996 and December 31, 1995, respectively.

     Effective June 30, 1993, the Bank paid approximately $6,050,000, including acquisition costs, for all outstanding shares of common stock of Caribbean Federal Savings Bank (Caribbean Federal) at such date. The fair value of the assets acquired and liabilities assumed was $79,668,000 and $73,647,000, respectively. This transaction was accounted under the purchase method of accounting. The consolidated statement of income and retained earnings for the year ended December 31, 1993 includes the results of operations of Caribbean Federal after June 30, 1993.

NOTE 3 --  MORTGAGE LOANS HELD FOR SALE:

     Mortgage loans held for sale consist of:

                                                         December 31,
                                                   --------------------------
                                    June 30, 1996      1995          1994
                                    -------------  ------------  ------------
                                    (Unaudited)
Conventional loans.................  $ 8,291,600    $11,573,273   $ 7,734,095
FHA/VA loans.......................   10,028,136      9,329,694    15,142,305
Construction loans.................           --        415,373            --
                                    -------------  ------------  ------------
                                                     21,318,340    22,876,400
Allowance for loans held for sale..           --             --      (855,834)
                                    -------------  ------------  ------------
                                     $18,319,736    $21,318,340   $22,020,566
                                    -------------  ------------  ------------
                                    -------------  ------------  ------------

     The aggregate amortized cost and approximate market value of loans held for sale are as follows:


                                 Amortized   Gross unrealized  Gross unrealized    Approximate
                                   cost        holding gains    holding losses     market value
                                -----------     ---------        ----------        -----------
December 31, 1995...........    $21,318,340      $324,261         $(11,907)        $21,630,694
                                -----------     ---------        ----------        -----------
June 30, 1996 (unaudited)...    $18,319,736      $254,795         $(94,676)        $18,479,855
                                -----------     ---------        ----------        -----------
                                -----------     ---------        ----------        -----------


     Substantially all of the loans are pledged to secure various borrowing from lenders under mortgage warehousing lines of credit (see note 11).

     The following table summarizes the components of gain on sale of mortgage loans held-for-sale and mortgage-backed securities held-for-trading:




                                                   Six months ended
                                                       June 30,                   Year ended December 31,
                                              ------------------------   -----------------------------------------
                                                  1996         1995          1995           1994          1993
                                              -----------  -----------   ------------   ------------  ------------
                                                     (Unaudited)
Proceeds from sales of mortgage loans
  and mortgage-backed securities............  $88,194,877  $81,908,658   $176,280,086   $463,326,866  $783,957,656
Mortgage loans and mortgage-backed
  securities sold...........................  (85,957,986) (80,928,201)  (172,717,771)  (458,772,184) (757,233,908)
                                              ------------ ------------  -------------  ------------- -------------
Gain (loss) on sales, net...................    2,236,891      980,457      3,562,315      4,554,682    26,723,748
Deferred fees earned, net of loan
  origination costs and commitment fees
  paid......................................    1,755,363    1,229,504      2,700,154     (5,904,022)    2,302,394
                                              ------------ ------------  -------------  ------------- -------------
Net gain (loss) on sale of mortgage loans..    $3,992,254   $2,209,961     $6,262,460    $(1,349,340)  $29,026,142
                                              ------------ ------------  -------------  ------------- -------------
                                              ------------ ------------  -------------  ------------- -------------


     Total gross fees on originated loans totalled approximately $6,120,000, $9,488,000, $8,244,000 and $556,000 during the six month period ended June 30, 1996 and the years ended December 31, 1995, 1994 and 1993, respectively.

     Gross gains of $2,563,800, $4,058,352 and $10,100,121, and gross losses of $326,909, $496,037 and $5,545,439 were realized on the above sales during the six month period ended June 30, 1996 and the years ended December 31, 1995 and 1994, respectively.

NOTE 4 --  INVESTMENT SECURITIES:

     The carrying value and estimated fair value of investment securities by category are shown below. The fair value of investment securities is based on quoted market prices and dealer quotes, except for the investment in Federal Home Loan Bank (FHLB) stock which is valued at its redemption value.


                                                                                               December 31,
                                                                   ----------------------------------------------------------
                                             June 30, 1996                       1995                           1994
                                   ----------------------------    ----------------------------   ---------------------------
                                   Amortized cost    Fair value    Amortized cost    Fair value   Amortized cost  Fair value
                                   --------------    ----------    --------------    ----------   --------------  -----------
                                              (Unaudited)
Investment securities held
  to maturity
Puerto Rico Government
  obligations:
  Due within one year............   $       --       $       --     $  377,000      $  377,000     $  460,000     $460,000
  Due from one to five years.....    1,038,618        1,015,000      1,042,239       1,000,000      1,045,730      981,700
  Due over ten years.............      603,528          596,029        626,807         619,307        676,446      666,618
                                    ----------       ----------     ----------      ----------     ----------     --------
                                     1,642,146        1,611,029      2,046,046       1,996,307      2,182,176    2,108,318
Corporate securities --
  Due within one year............    3,719,547        3,719,547             --              --             --           --
  Due from one to five years.....    3,323,524        3,323,524             --              --             --           --
                                    ----------       ----------     ----------      ----------     ----------   ----------
                                     7,043,070        7,043,070             --              --             --           --
                                    ----------       ----------     ----------      ----------     ----------   ----------
                                    $8,685,216       $8,654,099     $2,046,046      $1,996,307     $2,182,176   $2,108,318
                                    ----------       ----------     ----------      ----------     ----------   ----------
                                    ----------       ----------     ----------      ----------     ----------   ----------



                                                                                      December 31,
                                                             ---------------------------------------------------------
                                        June 30, 1996                    1995                          1994
                                ---------------------------  ---------------------------   ---------------------------
                                Amortized cost   Fair value  Amortized cost   Fair value   Amortized cost  Fair value
                                --------------   ----------  --------------   ----------   --------------  -----------
                                           (Unaudited)
Mortgage-backed securities
  held to maturity
Mortgage backed securities:
  GNMA certificates:
   Due from one to five
     years...................    $  105,694     $  108,117     $118,268       $108,197        $173,796        $164,302
   Due over ten years........    23,077,413     21,886,629   24,616,649     23,680,662      26,618,812      24,224,202
                                 ----------     ----------   ----------     ----------      ----------      ----------
                                 23,183,107     21,994,746   24,734,917     23,788,859      26,792,608      24,388,504
                                 ----------     ----------   ----------     ----------      ----------      ----------

Federal National Mortgage
  Association (FNMA) --
  Due over ten years.........    15,941,568     16,139,570   16,622,989     16,622,989      16,174,807      15,266,530
                                 ----------     ----------   ----------     ----------      ----------      ----------

Federal Home Loan
  Mortgage Corporation
  (FHLMC) participation
  certificates --
    Due from five to ten
      years..................            --             --           --             --         659,251         677,868
    Due over ten years.......       348,066        338,648      372,983        372,983      40,495,369      38,512,070
                                 ----------     ----------   ----------     ----------      ----------      ----------
                                    348,066        338,648      372,983        372,983      41,154,620      39,189,938
                                 ----------     ----------   ----------     ----------      ----------      ----------
                                $39,472,739    $38,472,964  $41,730,889    $40,784,831     $84,122,035     $78,844,972
                                 ----------     ----------   ----------     ----------      ----------      ----------
                                 ----------     ----------   ----------     ----------      ----------      ----------


     Expected maturities on debt securities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or repayment penalties.

                                                                                      December 31,
                                                             ---------------------------------------------------------
                                        June 30, 1996                    1995                          1994
                                ---------------------------  ---------------------------   ---------------------------
                                Amortized cost   Fair value  Amortized cost   Fair value   Amortized cost  Fair value
                                --------------   ----------  --------------   ----------   --------------  -----------
                                           (Unaudited)
Mortgage-backed securities
  available for sale
CMO residuals and other
  mortgage-backed
  securities...............     $7,091,610      $7,871,551     $7,126,609     $8,122,542     $11,683,636   $13,300,325
                               -----------     -----------     ----------     ----------     -----------   -----------
Federal National Mortgage
  Association (FNMA) --
  Due over ten years.......     15,425,377      14,990,973     14,845,760     14,946,338              --            --
                               -----------     -----------     ----------     ----------     -----------   -----------

FHLMC participation
  certificates:
  Due from five to ten
    years..................        585,531         594,462      1,122,434      1,180,194              --            --
  Due over ten years.......     21,788,422      21,011,871     36,352,565     36,759,358              --            --
                               -----------     -----------     ----------     ----------     -----------   -----------
                                22,373,953      21,606,333     37,474,999     37,939,552              --            --
                               -----------     -----------     ----------     ----------     -----------   -----------
                               $44,890,940     $44,468,857    $59,447,368    $61,008,432     $11,683,636   $13,300,325
                               -----------     -----------     ----------     ----------     -----------   -----------
                               -----------     -----------     ----------     ----------     -----------   -----------
INVESTMENT SECURITIES
  AVAILABLE FOR SALE:
U.S. Government and
  agencies securities......    $19,527,199    $19,032,500          $  --           $  --           $  --         $  --

 FHLB stock................      4,075,210      4,075,210      3,279,610       3,279,610       1,877,910     1,877,910
                               -----------    -----------     ----------      ----------     -----------   -----------
                               $23,602,409    $23,107,710     $3,279,610      $3,279,610      $1,877,910    $1,877,910
                               -----------    -----------     ----------      ----------     -----------   -----------
                               -----------    -----------     ----------      ----------     -----------   -----------

     Mortgage backed securities available for sale include interest only securities with an amortized cost of $2,363,941 as of June 30, 1996 and December 31, 1995, and $6,920,968 as of December 31, 1994, which are associated with the sale in prior years of collateralized mortgage obligations, and not the Company's mortgage banking activities.


                                                                    December 31,
                                                             -------------------------
                                              June 30, 1996      1995          1994
                                              -------------  -----------   -----------
                                               (Unaudited)
Mortgage-backed securities held for trading:
   CMO Certificates.....................       $15,147,000   $15,570,414   $50,241,136
   CMO Residuals (all interest only)....         9,444,230     9,790,668    10,096,992
   GNMA Certificates....................       111,984,728    88,447,542    64,183,709
                                              -------------  -----------   -----------
                                              $136,575,958  $113,808,624  $124,521,837
                                              -------------  -----------   -----------
                                              -------------  -----------   -----------

     During 1996, the Company entered into various agreements with an unrelated investment management firm whereby such firm has been appointed as investment advisor with respect to a portion of the Company's securities portfolio. Pursuant to such agreements, this investment advisory firm advises and recommends management on the purchase and/or sale of otherwise eligible investments as well as the execution of various hedging strategies to reduce interest rate risk, mainly through the use of various financial instruments. Such firm receives an annual management fee of .15% of the average aggregate principal amount under management of the advisory firm (payable quarterly) together with a quarterly performance fee of 25% of the net trading profits earned during each calendar quarter. At June 30, 1996, this investment advisory firm was managing Company assets with a market value of approximately $32.1 million of which $13.1 million was designated for trading. Such assets were invested as follows:

                                                         June 30, 1996
                                                 ----------------------------
                                                 Amortized cost   Fair value
                                                 ---------------  -----------
                                                  (Unaudited)

Cash and due from banks..........................  $1,934,179     $1,934,179
                                                   ----------     ----------
HELD-FOR-TRADING SECURITIES
U.S. Treasury Bills..............................     989,826        989,826
Money market investments.........................  10,136,693     10,136,693
                                                   ----------     ----------

                                                   11,126,519     11,126,519
                                                   ----------     ----------

AVAILABLE-FOR-SALE SECURITIES
U.S. Government and agencies securities..........  19,527,199     19,032,500
                                                   ----------     ----------
                                                  $32,587,897    $32,093,198
                                                   ----------     ----------
                                                   ----------     ----------

     The above available for sale securities are being hedged with financial futures contracts based on U.S. Treasury securities and Eurodollars which are settled on a quarterly basis. Such firm also executes hedging strategies on behalf of the Company for all mortgage-backed securities which are available for sale (excluding CMOs) or held for trading.
Mortgage-backed securities held for trading and available for sale for which hedging contracts are made had a fair value of approximately $171.4 million as of June 30, 1996. Any contracts made are recorded at fair value within assets being hedged. If at the inception of the futures contract it is not probable a high correlation (80-125%) exists between changes in the market value of the hedged securities and changes in the market value of the futures contracts, gains or losses on such contracts are reported in the statement of income as part of the net gain on trading account. Where, at the inception of the contract, it is probable a high correlation (80-125%) exists between changes in the market value of the hedged securities and changes in the market value of the futures contracts, related gains or losses on such contracts are reported as part of the unrealized gains or losses on available for sale-securities in stockholders' equity when the contracts have been designated as hedges for available for sale securities, and reported in the statement of income as part of the unrealized gain or loss on trading securities when the contracts have been designated as hedges for held for trading securities. Management periodically evaluates the results of futures contracts accounted for as hedges to determine if high correlation is being achieved. If management's periodic evaluations indicate high correlation has not occurred, a related gain or loss is recognized in income for the period to the extent the results of the futures contracts have not been offset by changes in the fair value of the available for sale securities since the inception of the contracts. At June 30, 1996 no such contracts were outstanding.

    Unrealized gains and losses of securities held to maturity and available for sale follows:

                                                                                December 31,
                                                                ---------------------------------------------
                                         June 30, 1996                 1995                      1994
                                   ----------------------       --------------------     --------------------
                                       Gross unrealized           Gross unrealized         Gross unrealized
                                   ----------------------       --------------------     --------------------
                                      Gains       Losses         Gains       Losses       Gains       Losses
                                   ----------    --------       -------     --------     -------     --------
                                          (Unaudited)
SECURITIES HELD TO MATURITY:
Puerto Rico and United
  States Government
  obligations...................     $  --     $  (31,119)      $  --      $(49,739)      $  --     $  (73,858)
 Mortgage-backed securities        265,269     (1,265,042)         --      (946,058)         --     (5,277,063)
                                   -------     ----------- ----------     ---------- ----------     -----------

                                  $265,269    $(1,296,161)      $  --     $(995,797)      $  --    $(5,350,921)
                                   -------     ----------- ----------     ---------- ----------     -----------

SECURITIES AVAILABLE FOR SALE:
US Government Obligations            $  --    $  (494,699)      $  --         $  --       $  --          $  --
Mortgage-backed securities         848,516     (1,270,599)  1,744,790      (183,726)  1,616,689             --
                                   -------     ----------- ----------     ---------- ----------     -----------
                                  $848,516    $(1,765,298) $1,744,790     $(183,726) $1,616,689          $  --
                                   -------     ----------- ----------     ---------- ----------     -----------
                                   -------     ----------- ----------     ---------- ----------     -----------


     During the six month period ended June 30, 1996 proceeds from the sale of securities available for sale totalled approximately $14,282,000; gains realized in those sales totalled approximately $329,000. There were no sales of securities held to maturity or available for sale during 1995. During 1994 proceeds from the sale of securities available for sale sold at their carrying value amounted to approximately $3,691,000; there were no sales of securities held to maturity. Proceeds from sales of securities and gains realized on those sales during 1993 amounted to $28,179,488 and $489,267, respectively.

     During 1995, the Company reclassified investment securities from its available for sale to its held for trading portfolio with a carrying value of approximately $4,671,000 at the time of the transfer, resulting in an increase in net income of $470,092 for 1995 at such time.

     As discussed in notes 10, 11, 12, 13 and 15, investment securities, mortgage loans, and deposits at interest with banks amounting to approximately $264,934,000 and $212,307,000 were pledged to secure securities sold under agreements to repurchase, advances from the FHLB, notes payable, long-term debt, subordinated notes and irrevocable standby letters of credit issued by the FHLB as of June 30, 1996 and December 31, 1995, respectively.

NOTE 5 --  LOANS AND ALLOWANCE FOR LOAN LOSSES:

     Loans consists of the following:

                                                                            December 31,
                                                                   ---------------------------
                                                   June 30, 1996        1995           1994
                                                   -------------   ------------   ------------
                                                     (Unaudited)
Real estate loans:
   Residential -- first mortgage.............       $378,271,815   $282,497,680   $194,707,115
   Residential -- second mortgage............         14,377,467     14,371,526     13,298,580
   Construction..............................          7,991,512     15,045,844     12,038,774
   Commercial................................         71,778,065     67,385,930     44,092,487
                                                    ------------   ------------   ------------
                                                     472,418,859    379,300,980    264,136,956
Undisbursed portion of loans in process......         (2,795,132)    (5,726,693)    (5,945,295)
Net deferred loan fees.......................            (96,864)      (265,768)      (424,377)
                                                    ------------   ------------   ------------
                                                     469,526,863    373,308,519    257,767,284
                                                    ------------   ------------   ------------
Other loans:
   Commercial................................         33,289,651     27,816,427     14,102,191
   Consumer:
    Loans secured by deposits................          8,934,114      7,496,575      5,828,564
    Other....................................         91,038,251     70,560,722     29,278,496
   Unamortized discount......................           (298,719)      (383,216)      (590,939)
   Unearned interest.........................         (1,106,458)    (1,448,139)    (1,884,298)
                                                    ------------   ------------   ------------
                                                     131,856,839    104,042,369     46,734,014
                                                    ------------   ------------   ------------
     Total loans.............................        601,383,702    477,350,888    304,501,298
Allowance for loan losses....................         (3,201,627)    (3,510,251)    (2,887,099)
                                                    ------------   ------------   ------------
                                                    $598,182,075   $473,840,637   $301,614,199


     The changes in the allowance for loan losses follow:


                                            Six months ended June 30,             Year ended December 31,
                                           -------------------------     ----------------------------------------
                                               1996           1995           1995           1994           1993
                                           ----------     ----------     ----------     ----------     ----------
                                                  (Unaudited)
Balance, beginning of year.............    $3,510,251     $2,887,099     $2,887,099     $3,028,541     $1,230,329
Provision (credit) for loan
  losses...............................       356,525        (50,000)       950,000             --             --
Allowance for acquired loans...........            --             --             --             --      1,682,734
Loans charged-off......................      (770,808)      (196,598)      (508,946)      (100,142)      (118,004)
Recoveries.............................       105,659        107,318        182,098             --        262,438
Other..................................            --             --             --        (41,300)       (28,956)
                                           ----------     ----------     ----------     ----------     -----------
Balance, end of year...................    $3,201,627     $2,747,819     $3,510,251     $2,887,099     $3,028,541
                                           ----------     ----------     ----------     ----------     -----------
                                           ----------     ----------     ----------     ----------     -----------


     As of June 30, 1996, loans on which the accrual of interest income had been discontinued amounted to approximately $13,221,000. The additional interest income that would have been recognized during the three month period then ended amounted to approximately $284,000. As discussed in Note 29 to Notes to Consolidated Financial Statements, it is possible that additional non-accruing loans of approximately $3.2 million existed at June 30, 1996.

    As of December 31, 1995, 1994 and 1993, loans on which the accrual of interest income had been discontinued amounted to approximately $10,032,000, $6,002,000 and $5,538,000, respectively. The additional interest income that would have been recognized during 1995, 1994 and 1993 had these loans been accruing interest amounted to approximately $261,000, $121,000 and $245,000, respectively. The Company has no material commitments to lend additional funds to borrowers whose loans were in non-accruing status at December 31, 1995.

NOTE 6 --   MORTGAGE LOAN SERVICING:

     The Company's fees for servicing mortgage loans generally range from .25% to .50% on the declining outstanding principal balances of the mortgage loans serviced. Servicing fees are collected out of payments from mortgagors on a monthly basis. The servicing agreements are terminable by permanent investors for cause without penalty or after payment of a termination fee ranging from
 .5% to 1% of the outstanding principal balance of the loans. At June 30, 1996, the mortgage loans servicing portfolio amounted to $2,450,767,000, excluding approximately $334,066,000 serviced for the Bank. At December 31, 1995 and 1994, the mortgage loans servicing portfolio amounted to approximately $2,007,435,000 and $1,900,819,000, respectively, excluding approximately $290,765,000 and $213,924,000, respectively, serviced for the Bank.

    The change in the mortgage servicing rights are as follows:





                                       Six months ended June 30,          Year ended December 31,
                                       -------------------------  ---------------------------------------
                                           1996        1995          1995           1994          1993
                                       ----------   ----------    ----------    -----------   -----------
                                             (Unaudited)
Balance at beginning of
  period..........................     $8,209,661   $4,417,813    $4,417,813    $4,286,848    $6,437,881
Capitalization of rights..........      1,689,318      898,261     2,285,331
Rights purchased..................        564,287      600,050     3,004,320     1,000,166       476,662
Amortization:
      Scheduled...................       (653,206)    (948,695)   (1,497,803)     (869,201)     (827,695)
      Unscheduled.................                          --            --            --    (1,800,000)
                                       ----------   ----------    ----------    -----------   -----------
Balance at end of period..........     $9,810,060   $4,967,429    $8,209,661    $4,417,813    $4,286,848
                                       ----------   ----------    ----------    -----------   -----------
                                       ----------   ----------    ----------    -----------   -----------


     In 1994, the Company sold the servicing rights for mortgage loans previously originated by the Company and thus not recognized in financial statements, with an outstanding principal balance of $220,990,000 at a gain of $2,914,850. There were no sales of servicing rights during the six month period ended June 30, 1996 nor the years ended December 31, 1995 or 1993.

     Among the conditions established in its various servicing agreements, the Company is committed to advance from its own funds any shortage of monies required to complete timely payments to investors in GNMA mortgage-backed securities issued and in its FHLMC portfolio. At June 30, 1996, the mortgage loan portfolio serviced for GNMA, FNMA and FHLMC and subject to the timely payment commitment amounted to approximately $1,457,400,000, $61,572,000 and $305,631,000, respectively. At December 31, 1995, the mortgage loan portfolio serviced for GNMA, FNMA and FHLMC and subject to the timely payment commitment amounted to approximately $1,427,203,000, $46,961,000 and $312,082,000 (1994
-- $1,409,991,000, $52,232,000, $301,195,000, respectively).

     Total funds advanced as of June 30, 1996 in relation to such commitments amount to $603,769, $1,350,735 and $316,817 for escrow advances, principal and interest advances, and foreclosure advances, respectively. Total funds advanced as of December 31, 1995 in relation to such commitments amount to $1,119,900, $693,044 and $306,506 for escrow advances, principal and interest advances, and foreclosure advances, respectively (1994 -- $148,264, $2,645,839 and $254,669, respectively).

     In connection with mortgage servicing activities, the Company holds funds in trust for investors representing amounts collected primarily for the payment of principal, interest, real estate taxes and insurance premiums. Such funds are deposited in separate custodial bank accounts and are not commingled with the Company's operating and other funds. At June 30, 1996, December 31, 1995 and 1994, the related escrow funds amounting to approximately $30,563,000, $30,839,000 and $21,391,000, respectively, are excluded from the
Company's assets and liabilities. These funds include at June 30, 1996, December 31, 1995 and 1994, approximately $16,447,000, $13,948,000 and
$10,039,000, respectively, deposited in the Bank.

NOTE 7 --  EXCESS SERVICING FEES RECEIVABLE:

     The changes in excess servicing fees receivable are shown below:



                                                    Six months ended
                                                       June 30,                       Year ended December 31,
                                               -----------------------       ---------------------------------------
                                                 1996           1995           1995           1994            1993
                                               --------       --------       --------       --------       ---------
                                                     (Unaudited)
Balance at beginning of period...............  $847,938       $979,005       $979,005       $198,920       $291,516
Additions....................................        --             --             --        809,913             --
Amortization:
   Scheduled.................................   (38,765)       (65,534)      (131,067)       (29,828)       (29,828)
   Unscheduled...............................        --             --             --             --        (62,768)
                                               --------       --------       --------       --------       ---------
Balance at end of period.....................  $809,173       $913,471       $847,938       $979,005       $198,920
                                               --------       --------       --------       --------       ---------
                                               --------       --------       --------       --------       ---------


NOTE 8 --   PREMISES AND EQUIPMENT:

     Premises and equipment consist of:


                                                                               December 31,
                                                                        ------------------------
                                 Estimated useful
                                  lives (years)        June 30, 1996        1995         1994
                                 -----------------     -------------    ----------    ----------
                                                       (Unaudited)
Furniture and fixtures.........        5               $8,851,690       $8,420,457    $7,043,208
Leasehold improvements.........       10                4,771,181        4,500,991     3,357,030
Autos..........................        5                   27,900           27,900        98,920
                                                       ----------       ----------    -----------
                                                       13,650,771       12,949,348    10,499,158
   Less -- Accumulated
    depreciation and
    amortization...............                        (6,794,652)      (5,976,023)   (4,878,151)
                                                       ----------       ----------    -----------
                                                       $6,856,119       $6,973,325    $5,621,007
                                                       ----------       ----------    -----------
                                                       ----------       ----------    -----------


NOTE 9 --  DEPOSITS:

     Deposits are summarized as follows:

                                                                                        December 31,
                                                                                --------------------------
                                                                June 30, 1996      1995            1994
                                                                -------------   -----------    -----------
                                                                 (Unaudited)
Passbook savings..........................................       $73,602,930    $73,471,042    $44,392,993
                                                                ------------   ------------   ------------
NOW accounts..............................................        22,633,889     21,233,410     16,600,752
Super NOW accounts........................................        56,172,235     52,405,683     46,740,513
Regular checking accounts (non-interest bearing)..........        17,077,942     19,073,123      3,147,900
Commercial checking accounts (non-interest bearing).......        34,892,985     33,925,790     32,408,079
                                                                ------------   ------------   ------------
                                                                 130,777,051    126,638,006     98,897,244
                                                                ------------   ------------   ------------
Certificates of deposit:
      Under $100,000......................................       211,781,812    194,657,528    127,598,479
      $100,000 and over...................................       145,581,288    122,144,426    108,094,229
                                                                ------------   ------------   ------------
                                                                 357,363,100    316,801,954    235,692,708
                                                                ------------   ------------   ------------
Accrued interest payable..................................         1,404,284      1,275,561      1,165,469
                                                                ------------   ------------   ------------
                                                                $563,147,365   $518,186,563   $380,148,414
                                                                ------------   ------------   ------------
                                                                ------------   ------------   ------------

     At June 30, 1996 the weighted average stated interest rate on all deposits was 5.02%. The weighted average stated interest rate on all deposits at December 31, 1995 and 1994 was 5.03% and 4.85%, respectively.

NOTE 10 -- SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE:

     At December 31, 1995 and 1994, the Company had a liability of $98,483,188 and $108,921,552, respectively excluding interest payable amounting to $169,821 and $170,913 relating to such agreements with interest ranging from 1.75% to 7.5% in 1995 and 3.00% to 6.88% in 1994. These agreements mature in one to thirty days.

     Information on these agreements follows:




                                 June 30, 1996
                       --------------------------------------
                                       Approximate market and
                       Repurchase       carrying value of
Type of security       liability       underlying securities
-----------------      ---------       ---------------------
                                (Unaudited)
FNMA............      $1,449,000                  $1,505,742
GNMA............      65,263,925                  67,862,035
CMO Tranches....      13,576,384                  15,147,000
CMO Residuals...       9,253,237                   9,444,230
FHLMC...........       8,751,000                   9,317,107
                     -----------                ------------
                     $98,293,546                $103,276,114
                     -----------                ------------
                     -----------                ------------



                                                        December 31,
                     ----------------------------------------------------------------------------------
                                    1995                                         1994
                     -------------------------------------       --------------------------------------
                                     Approximate market and                      Approximate market and
                     Repurchase       carrying value of          Repurchase       carrying value of
Type of security     liability       underlying securities       liability       underlying securities
-----------------    ---------       ---------------------       ---------       ----------------------

FNMA............      $                    $                      $                      $
GNMA............     64,448,500           66,480,368             54,159,001             66,290,642
CMO Tranches....     13,576,384           15,570,414             45,300,688             41,191,824
CMO Residuals...      9,933,304            9,790,668              7,731,863             10,096,992
FHLMC...........     10,525,000           10,872,213              1,730,000              1,775,621
                    -----------         ------------           ------------           ------------
                    $98,483,188         $102,713,663           $108,921,552           $119,355,079
                    -----------         ------------           ------------           ------------
                    -----------         ------------           ------------           ------------




     Maximum amount of borrowings outstanding at any month-end during 1995 and 1994 under the agreements to repurchase were $127,094,000 and $142,198,000, respectively. The approximate average aggregate balance outstanding during the periods were $107,026,000 and $97,572,000, respectively. The weighted average interest rate of such agreements was 5.33% and 5.76% at December 31, 1995 and 1994, respectively; the average rate during 1995 and 1994 was 5.30% and 4.17%, respectively.

     Since repurchase agreements are short-term commitments to borrow funds, they can be assumed to reprice at least quarterly. Therefore, the outstanding balance of repurchase agreements is estimated to be its fair value.

     Securities sold under agreements to repurchase are classified by dealer as follows:


                                                         June 30, 1996                            December 31, 1995
                                         -----------------------------------------------        ---------------------------
                                                                                                               Approximate
                                                                    Approximate                               market value
                                                                    market value                Balance of    of underlying
                                         Balance of borrowing   of underlying securities        borrowing       securities
                                         --------------------   ------------------------        ----------    -------------
                                                  (Unaudited)
Citibank, N.A. ......................        $34,968,964              $37,151,127              $24,027,858     $25,800,678
Merrill Lynch........................          7,400,000                7,698,525               16,685,000      17,145,249
Paine Webber, Inc of Puerto Rico.....         40,290,000               41,670,658               27,495,000      28,668,580
Lehman Brothers Puerto Rico, Inc. ...                 --                       --               18,690,000      19,571,548
Banco Popular of Puerto Rico.........                 --                       --
BP Capital Markets...................         12,430,000               13,161,300                7,615,000       7,841,524
Banco Santander of Puerto Rico.......          3,204,582                3,594,504                3,970,330       3,686,084
                                             -----------             ------------              -----------    ------------
                                             $98,293,546             $103,276,114              $98,483,188    $102,713,663
                                             -----------             ------------              -----------    ------------
                                             -----------             ------------              -----------    ------------


     The securities underlying such agreements were delivered to, and are being held by, the dealers with whom the securities sold under agreements to repurchase were transacted. The dealers may have sold, loaned, or otherwise disposed of such securities to other parties in the normal course of their operations, but have agreed to resell the Company the same or similar securities at the maturities of the agreements. All agreements mature within thirty days.

NOTE 11 -- NOTES PAYABLE:

     Notes payable consist of:

                                                                                           December 31, 1995
                                                                                       --------------------------
                                                                      June 30, 1996       1995            1994
                                                                      -------------    ----------     ----------
                                                                       (Unaudited)
Working capital loans, bearing interest averaging
  8.88% in 1995 (1994 -- 5.55%)....................................   $  2,000,000     $4,000,000     $4,500,000
Warehousing lines, bearing interest at 3.0% in 1995 and 1994.......     39,882,861     26,130,032     17,714,597
Promissory notes maturing in 1997 paying semiannual interest
  at a fixed annual rate of 4.67%..................................     50,000,000             --             --
Promissory notes maturing in 1999 paying semiannual interests at
  fixed annual rates ranging from 6.20% to 7.15%...................     23,600,000     23,600,000     23,600,000
Promissory notes maturing in 2000 paying semiannual interests at
  fixed annual rates ranging from 5.55% to 5.67%...................     15,000,000     15,000,000             --
Promissory note maturing in 2000 paying quarterly interest at a floating rate of 84% of the three month LIBID rate less .125%
  (4.88% at December 31, 1995).....................................     10,000,000     10,000,000             --
Promissory note maturing in 2003 paying semiannual interest at a
  fixed annual rate of 5.50%.......................................      2,400,000      2,400,000             --
                                                                      ------------    -----------    -----------
                                                                      $142,882,861    $81,130,032    $45,814,597
                                                                      ------------    -----------    -----------
                                                                      ------------    -----------    -----------


     As of June 30, 1996 and December 31, 1995, the Company had various credit line agreements permitting the Company to borrow up to $79,425,000 and $108,425,000, respectively. These borrowings are collateralized by mortgage loans held for sale, certificates of deposit, an assignment of key man insurance policies on the Company's president and a general assignment of mortgage payments receivable. These borrowings bear interest at rates related to the respective bank's prime rate or the Puerto Rico 936 funds market. Some of these borrowings are also guaranteed by the sole stockholder of the Company. Several credit line agreements impose certain restrictions on the Company of which the most important include maintaining net worth and working capital over certain defined minimums and limitations on indebtedness and declaration of dividends. Management believes that at December 31, 1995 the Company was in compliance with the loan agreements.

     The following information relates to borrowing of the Company under the credit line agreements:

                                                                          1995           1994
                                                                       -----------   ------------
Maximum aggregate borrowing outstanding at any month end.............  $31,625,917   $134,271,363
                                                                       -----------   ------------
                                                                       -----------   ------------
Approximate average aggregate borrowing outstanding during the
  year...............................................................  $22,020,749    $55,725,728
                                                                       -----------   ------------
                                                                       -----------   ------------
Weighted average interest rate, during the year computed on a
  monthly basis......................................................         5.79%          6.30%
                                                                       -----------   ------------
                                                                       -----------   ------------
Weighted average interest rate at end of year........................         3.00%          3.50%
                                                                       -----------   ------------
                                                                       -----------   ------------


     Certain promissory notes include pledge agreements where the Company has pledged certain negotiable securities as a guarantee for payment of some of the notes totalling $41,000,000 at December 31, 1995. The pledge agreements provide that the value of the pledged securities must not fall below 105% of the principal balance of the promissory note plus accrued interest on such amount. In the event that the securities' value falls below the stated percentage, the Company must deliver additional negotiable securities. At June 30, 1996 securities pledged in compliance with this requirement consist of mortgage backed securities with a carrying value of $45,602,000 and approximate market value of $45,047,000. At December 31, 1995 securities pledged in compliance with this requirement consist of mortgage backed securities with a carrying value of approximately $44,866,000 and approximate market value of $44,339,000. At June 30, 1996 and December 31, 1995 floating rate notes of $10,000,000 are guaranteed by letters of credit issued by the FHLB -- NY.

NOTE 12 -- LONG-TERM DEBT:

     Long-term debt consists of the following:

                                                                          December 31,
                                                                       -------------------
                                                      June 30, 1996      1995       1994
                                                      -------------    --------   --------
                                                      (Unaudited)
Notes payable bearing annual interest ranging
  from 7.46% to 10.50%, due in quarterly
  installments of $41,683 and maturing in 1996......    $     --       $82,748     $249,483
Note payable bearing annual interest at 6.95%,
  due in monthly installments of $41,667 and
  maturing on September 1, 1998.....................   1,124,989     1,374,991    1,874,995
Note payable bearing annual interest at 7.46%
  due in quarterly installments of $133,316
  beginning on September 1, 1994 through June 1,
  1999..............................................   1,599,487     1,866,160    2,399,695
Note payable bearing annual interest at 7.50%
  due in quarterly installments of $100,000
  beginning on October 27, 1995 through
  October 1, 2000...................................   1,800,000     2,000,000           --
                                                      ----------    ----------   ----------
                                                      $4,524,476    $5,323,899   $4,524,173
                                                      ----------    ----------   ----------
                                                      ----------    ----------   ----------




     The scheduled aggregate annual maturities of these notes were approximately as follows:



                                     At June 30,     At December 31,
Year ending December 31,                1996             1995
--------------------------------    -----------      ---------------
                                    (Unaudited)
1996...........................      $  716,593       $1,516,016
1997...........................       1,433,268        1,433,268
1998...........................       1,308,247        1,308,247
1999...........................         666,368          666,368
2000...........................         400,000          400,000
                                     ----------       ----------
                                     $4,524,476       $5,323,899
                                     ----------       ----------
                                     ----------       ----------

     These notes are cross-collateralized with assets and guarantees used as collateral for lines of credit (see Note 11).

NOTE 13 -- ADVANCES FROM THE FEDERAL HOME LOAN BANK:

     Advances from the FHLB -- NY are as follows:

                                                                             December 31,
                                                                        -------------------------
 Maturity                                Interest Rate       June 30,     1995         1994
 --------                                -------------     -----------  ------------  -----------
                                                             (Unaudited)
 September 28, 1995....................           4.68      $              $--         $2,500,000
 September 30, 1995....................           4.70                      --          3,500,000
 November 25, 1995.....................           6.79                      --          1,500,000
 April 23, 1996........................           7.21                     1,000,000    1,000,000
 August 15, 1996.......................           6.65       5,000,000     5,000,000    5,000,000
 August 28, 1996.......................           5.67       6,000,000            --          --
 Market value adjustment...............                             --         7,135       67,834
                                                           -----------    ----------  -----------
                                                           $11,000,000    $6,007,135  $13,567,834
                                                           -----------    ----------  -----------
                                                           -----------    ----------  -----------

 Weighted average stated interest rate.......                    6.12%         6.74%        5.84%
                                                           -----------    ----------  -----------
                                                           -----------    ----------  -----------


     The Bank receives advances from the FHLB -- NY under an Advances, Collateral Pledge and Security Agreement (the "Agreement"). Under the Agreement, the Bank is required to maintain a minimum amount of qualifying collateral with a market value of at least 110% of the outstanding advances. In addition, the Bank maintains standby letters of credit with the FHLB -- NY amounting to approximately $73,822,000 at June 30, 1996 ($17,492,000 at December 31, 1995). At June 30, 1996 the specific collateral (in the form of first mortgages notes, securities and cash deposits) amounting to approximately $113,547,000 were pledged to the FHLB -- NY as part of the Agreement and to secure standby letters of credit (at December 31, 1995 -- $62,263,000). At June 30, 1996 and December 31, 1995, the market value of collateral indicated above was sufficient to comply with the provisions of the Agreement. The market value adjustment to the face value of the Advance from the FHLB -- NY represents an allocation of a portion of the excess price paid to acquire another financial institution in prior years.


NOTE 14 -- OTHER SECURED BORROWINGS:

     In December 1995, the Bank sold mortgage loans with an approximate outstanding balance of $55 million to two commercial banks (buyers). In connection with this transaction, R&G Mortgage assumed certain recourse provisions and guaranteed a specific yield of 7.75% to the buyers. In addition, the buyers have the right (put option) at their option, to require R&G Mortgage to purchase the mortgage loans in December 2000 or thereafter. Liability, if any, under the recourse provisions at December 31, 1995 is estimated by management to be insignificant. As part of the agreement, R&G Mortgage will have the right to repurchase after December 1996 any group of loans sold. If this option is exercised, R&G Mortgage will be obligated to pay the buyers 50 basis points over the outstanding balance of the mortgage loans so repurchased.

     The Company has recognized the transaction as a transfer of loans with recourse not qualifying as a sale. Accordingly, the proceeds from the transaction totalling approximately $55,984,000 have been reported as a secured borrowing in the accompanying consolidated financial statements at December 31, 1995. The outstanding principal of the related loans totalling approximately $52,829,000 and $55,156,000 have been included as assets at June 30, 1996 and December 31, 1995, respectively.


NOTE 15 -- SUBORDINATED NOTES:

     On June 14, 1991 the Bank issued $3,250,000 in subordinated capital notes bearing interest at 8% payable quarterly. These notes are guaranteed by R&G Mortgage and by the Company's sole stockholder, and by an irrevocable transferable letter of credit issued by a commercial bank. The Bank shall deposit in seven equal annual installments (the first of which was made in September 1992 and the last deposit is scheduled for June 1998) with a trustee for credit to an established sinking fund, cash or a permitted investment in an amount sufficient to retire one- seventh (1/7) or $464,286, of the aggregate principal amount. Likewise, the letter of credit is reduced in equal proportion to the deposits in such sinking fund.

     At June 30, 1996 investments deposited in the trust in compliance with this requirement consist of FHLMC Participation Certificates with a carrying value of approximately $900,000 and approximate market value of $911,000, and $1,609,000 in special deposit accounts. Investments deposited in the Trust as of December 31, 1995 in compliance with this requirement consist of FHLMC Participation Certificates with a carrying value of approximately $1,232,000 and approximate market value of $1,294,000, and $1,232,000 in special deposit accounts.

NOTE 16 -- INCOME TAXES:

     Under the Puerto Rico tax law R&G Mortgage's and the Bank's tax liability will be the greater of the tax computed under the regular tax system or the alternative minimum tax (AMT) system. The AMT is imposed at 22% on regular taxable income after certain adjustments for preference items. An AMT credit may be claimed for tax paid on an AMT basis in excess of the regular tax basis. R&G Mortgage and the Bank are separate taxable entities under the Puerto Rico Income Tax Law and are not entitled to file consolidated tax returns.

     Prior to the conversion to a Puerto Rico chartered commercial bank on November 30, 1994, the Bank as a corporation organized under the laws of the United States, was subject to United States income tax with respect to all of its income including income from sources within Puerto Rico. For United States income tax purposes the Bank elected to be treated as a possessions corporation pursuant to Section 936 of the Internal Revenue Code of 1986 (the "Code"). Section 936 of the Code allowed the Bank to claim a credit, (the "Section 936 Credit"), subject to qualification of the source and nature of the income and certain other limitations, for the United States income tax on income derived from sources outside of the United States that was attributable to the active conduct of a trade or business in Puerto Rico ("Qualifying Income").

     The credit granted under Section 936 was a full credit against the United States income tax imposed on Qualifying Income. The Section 936 credit, as described, has been claimed by the Bank for its taxable years beginning before November 30, 1994 therefore resulting in no United States income taxation on its Qualifying Income.

     For Puerto Rico income tax purposes prior to the conversion, the Bank was taxed as a foreign corporation engaged in a trade or business in Puerto Rico. As such, the Bank was subject to Puerto Rico income tax on all of its income from sources within Puerto Rico and income from sources outside Puerto Rico that was effectively connected with its Puerto Rico business.

     As a Puerto Rico chartered commercial bank, the Bank is subject to Puerto Rico income tax on its income derived from all sources. The Bank is also subject to United States income taxes on certain types of income from such source. However, any United States income tax paid by the Bank is, subject to certain conditions and limitations, creditable as a foreign tax credit against its Puerto Rico income tax liability.

     A portion of the Company's interest income arises from mortgage loans and mortgage-backed securities which are exempt from Puerto Rico income tax purposes. The elimination of such items from the determination of taxable income results in a reduction of its consolidated income tax liability.

    Deferred tax (assets) liabilities are as follows:

                                                                                December 31,
                                                                            ----------------------
                                                          June 30, 1996      1995          1994
                                                          --------------    ----------   ---------
                                                            (Unaudited)
 DEFERRED TAX LIABILITIES:
     Deferred net loan origination costs...................    $127,428      $235,910    $      --
     Collateralized mortgage obligation residuals..........     921,937     1,310,350       958,501
     Mortgage servicing rights.............................     836,397       462,783           --
     Unrealized gain on securities available for sale......          --       608,815       630,509
     Excess servicing......................................     315,578       444,577           --
                                                             ----------     ---------     ---------
                                                              2,201,340     3,062,435     1,589,010
                                                             ----------     ---------     ---------
                                                             ----------     ---------     ---------


 DEFERRED TAX ASSETS:
     Unrealized loss on securities available for sale......    (357,545)           --            --
     Deferred net loan fees................................          --            --       (65,836)
     Unrealized loss on securities held for trading........    (324,816)      (87,711)     (819,601)
     Unrealized loss on loans held for sale................          --            --      (333,775)
     Other foreclosed property reserve.....................     (29,435)      (12,479)           --
     Deferred gains on sale of loans and investments
      securities for book purposes.........................    (505,999)     (322,663)           --
                                                              ----------    ---------     ---------
                                                             (1,217,795)     (422,853)   (1,219,212)
                                                              ----------    ---------     ---------
 Net deferred tax liability................................  $  983,545    $2,639,582     $369,798
                                                              ----------    ---------     ---------
                                                              ----------    ---------     ---------

     The provision for income taxes of the Company varies from amounts computed by applying the applicable Puerto Rico statutory tax rate of 42% to income before taxes as follows:

                                                                     Year ended December 31,
                                                 ------------------------------------------------------------------
                                                       1995                  1994                   1993
                                                 --------------------- --------------------------- ----------------
                                                          % of pretax           % of pretax            % of pretax
                                                  Amount     income     Amount     income      Amount     income
                                                 -------- ------------ -------  ------------ --------- ------------
 Computed income tax at statutory rate ......      $7,176      42%      $2,515         42%    $11,625       42%
 Effect on provision of:
     Tax-exempt interest.....................      (2,910)    (17)      (3,548)       (59)     (3,705)     (14)
     Other non-taxable income................      (2,099)    (12)
     Non-deductible expenses.................       1,458       9        3,584         60       1,430        5
     Other...................................         (69)     (1)         (33)        (1)        137        1
                                                   ------   -----      -------     ------     -------      ---
                                                   $3,556      21%      $2,518         42%     $9,487       34%
                                                   ------   -----      -------     ------     -------      ---
                                                   ------   -----      -------     ------     -------      ---

     The Puerto Rico Treasury Department is currently examining R&G Mortgage's income tax returns for the years 1989 to 1992. As of December 31, 1995, R&G Mortgage has not received notification of any deficiencies for the years under investigation. Based on presently available information, management believes that the eventual outcome of this matter should not have a material adverse effect on the financial condition or results of operations of the Company.

     In December 1995, R&G Mortgage was notified of Volume of Business tax deficiencies of approximately $230,000, including surcharges and interest, for the fiscal years 1991 to 1996. The notified deficiencies are related to the allocation method of servicing fees income and other interest income to the declared gross income used by R&G Mortgage. R&G Mortgage has not accepted these deficiencies and is contending this matter vigorously.

     In October 1994, a Puerto Rico Tax Reform Act (the Reform) was approved to amend existing tax laws into the "1994 Puerto Rico Internal Revenue Code". The Reform, among other changes, incorporates tax rate reductions for corporations effective for taxable years beginning after June 30, 1995. The maximum tax rate (normal and surtax) is reduced from 42% to 39%. In addition, the Reform incorporates new accelerated methods of depreciation, repeals the reserve method for bad debts deduction, and changes the rules for income tax withholdings at source for certain payments. Managements believes, based on presently available information, that the Reform will not have an adverse effect on the Company's financial condition or results of operations.

NOTE 17 -- OTHER OPERATING EXPENSES:

     Other operating expenses consist of the following:


                                                   Six month period
                                                    ended June 30,                Year ended December 31,
                                               -------------------------   ----------------------------------------
                                                   1996         1995           1995          1994          1993
                                               -----------  -----------  -------------  ------------  -------------
                                                     (Unaudited)
Advertising..................................    $984,717      $710,708     $1,586,351    $2,047,870    $2,450,882
Stationary and supplies......................     493,429       232,220        740,666       569,540       549,134
Telephone....................................     394,072       232,978        597,058       763,433       461,001
License and other taxes......................     590,836       499,529      1,104,564       758,598       503,632
SAIF insurance...............................     557,418       414,169        954,537       702,343       476,704
Other insurance..............................     234,899       257,625        551,404       441,447       367,220
Professional services........................     470,930       427,615        890,992       929,906     1,019,406
Amortization of mortgage servicing rights....     653,206       948,695      1,497,803       869,201     2,627,695
Other........................................   2,136,634     2,654,617      5,807,346     6,186,537     6,105,218
                                               -----------  -----------  -------------  ------------  -------------
                                               $6,516,141    $6,378,156    $13,730,724   $13,268,875   $14,560,892
                                               -----------  -----------  -------------  ------------  -------------
                                               -----------  -----------  -------------  ------------  -------------


NOTE 18 -- RELATED PARTY TRANSACTIONS:

     During March 1996, the Company declared and paid $500,000 dividends to its stockholder.

     The Company leases its office facilities from an affiliate on a month-to-month basis. The annual rental under this agreement is approximately $968,000. R&G Mortgage guarantees the mortgage loans for the facilities being used which principal balance amounts to approximately $4,797,937 as of December 31, 1995.

     HRU Data Center provided data processing services to R&G Mortgage pursuant to a five year contract which expired in December 1994. HRU Data Center was a service bureau controlled by R&G Mortgage and another mortgage banking company. Each mortgage banking company had a 25% equity interest in HRU Data Center and the remaining 50% is controlled by the individual who operates the service bureau. R&G Mortgage discontinued the use of HRU Data center effective January 31, 1995 and is currently using the Bank's data center facility.

     Loans to directors, officers and employees of the Company were made in the ordinary course of business. Interest rates on such loans were substantially the same as those prevailing at the time for comparable transactions with unrelated parties and did not involve more than a normal risk of collectibility. In July 1995 R&G Mortgage granted a $900,000 construction loan to a real estate development company owned by a director of the Company. In November 1995 R&G Mortgage granted a mortgage loan to an affiliate amounting to $1,439,400 bearing interest at 1% over prime value. The loan is guaranteed by the Company's president and sole stockholder. At June 30, 1996 the aggregate amount of loans outstanding to officers, directors, and principal stockholder's of the Company and its subsidiaries was approximately $1,367,000. The aggregate amount of loans outstanding to officers, directors and principal stockholders the Company and its subsidiaries, including any associates of such persons, was approximately $3,124,000 at December 31, 1995.

     The activity of such loans was as follows:

 Balance as of December 31, 1993 ................  $1,352,539
 Loan originations ..............................     155,013
 Loan repayments ................................    (631,107)
                                                   -----------
 Balance as of December 31, 1994 ................     876,445
 Loan originations ..............................   2,464,411
 Loan repayments ................................    (216,496)
                                                  -----------
 Balance as of December 31, 1995 ................   3,124,360
 Loan originations (Unaudited) ..................     475,318
 Loan repayments (Unaudited) ....................  (2,232,255)
                                                  -----------
 Balance as of June 30, 1996 (Unaudited) ........ $ 1,367,423
                                                  -----------
                                                  -----------


NOTE 19 -- REGULATORY REQUIREMENTS:

     The Company has recently received approval from the Board of Governors of the Federal Reserve System (Federal Reserve Board) to become a registered bank holding company pursuant to the Bank Holding Company Act of 1956, as amended. The Company became a bank holding company in connection with its acquisition of the 88.05% interest in the Bank held by the Company's Chairman of the Board and Chief Executive Officer (which excludes his required qualifying shares as a director of the Bank) in exchange for the Company's Class A Shares.

     The Company, as a bank holding company, is subject to regulation and supervision by the Federal Reserve Board and the Commissioner of the Office of Financial Institutions of Puerto Rico (the Commissioner). The Federal Reserve Board has established guidelines regarding the capital adequacy of bank holding companies, such as the Company. These requirements are substantially similar to those adopted by the FDIC for depository institutions, as set forth below.

     The Bank is incorporated under the Puerto Rico Banking Act of 1993, as amended and is subject to extensive regulation and examination by the Commissioner, the FDIC and certain requirements established by the Federal Reserve Board.

     The mortgage banking business conducted by R&G Mortgage is subject to the rules and regulations of FHA, VA, FNMA, FHLMC, GNMA and the Commissioner with respect to originating, processing, selling and servicing mortgage loans and the issuance and sale of mortgage-backed securities. R&G Mortgage's affairs are also subject to supervision and examination by FNMA, FHA, FHLMC, GNMA, HUD and VA at all times to assure compliance with the applicable regulations, policies and procedures. Mortgage origination activities are subject to, among others, the Equal Credit Opportunity Act, Federal Truth-in-Lending Act and the Real Estate Settlement Procedures Act and the regulations promulgated thereunder.

     The FDIC capital standards for state chartered commercial banks require that banks must maintain a minimum leverage ratio of Tier 1 (or core) capital to total assets of at least 3% for the most highly rated banks (i.e., those with a composite CAMEL rating of 1 under the rating system established by the Federal Financial Institutions Examination Council). The minimum leverage capital requirement for all other state commercial banks shall be 3% plus an additional cushion of at least 100 to 200 basis points and, therefore, shall consist of a ratio of Tier 1 capital to total assets of not less than 4%. In addition to the minimum leverage capital standards, state non-member banks generally are required to maintain a minimum ratio of qualifying total capital to risk-weighted assets of 8%, with at least one-half of that total capital amount consisting of Tier 1 capital. The total amount of risk-weighted assets is computed by applying risk weighing factors to the Bank's assets, which vary from 0% to 100% depending on the nature of the assets.

     Pursuant to provisions in the Federal Deposit Insurance Company Improvement Act of 1991 (FDICIA), each federal banking agency was required to revise its risk-based capital standards to take adequate amount of interest rate risk, concentration of credit risk and the risk of non-traditional activities. No final rule incorporating these risks has been promulgated by the FDIC. An FDIC insured state chartered commercial bank is well capitalized if: (i) has a total leverage ratio of 5.0% or greater; (ii) has a total risk-based capital ratio of 10.0% or greater; and (iii) has a Tier 1 risk-based capital ratio of 6.0% or greater. Tier 1 risk-based capital ratio is defined as the ratio of Tier 1 capital to risk-weighted assets.

     At June 30, 1996 the Bank's regulatory capital position was as follows:

                                                                  (Unaudited)
                                           % to Total                   % to Total         Tier 1      % to Total
                              Core          Adjusted       Risk Based    Adjusted        Risk Based     Weighted
                             Capital         Assets         Capital       Assets          Capital        Assets
                            --------        --------       ---------     --------        --------       --------
 Actual .................    $45,107          6.09%         $49,490        11.02%         $45,107         10.04%
 Regulatory requirement .     44,405          5.00           44,918        10.00           26,951          6.00
                            --------        --------       ---------     --------        --------       --------
 Excess .................    $   702          1.09%         $ 4,572         1.02%          18,156          4.04
                            --------        --------       ---------     --------        --------       --------
                            --------        --------       ---------     --------        --------       --------

   At December 31, 1995, the Bank's regulatory capital position was as follows:

                                                                  (Unaudited)
                                           % to Total                   % to Total         Tier 1      % to Total
                              Core          Adjusted       Risk Based    Adjusted        Risk Based     Weighted
                             Capital         Assets         Capital       Assets          Capital        Assets
                            --------        --------       ---------     --------        --------       --------

 Actual ..................   $39,835           6.25          $44,113        11.66         $39,835          10.53
 Regulatory requirement ..    31,848           5.00           37,825        10.00          22,694           6.00
                            --------        --------       ---------     --------        --------       --------
 Excess ..................    $7,987           1.25           $6,288         1.66         $17,141           4.53
                            --------        --------       ---------     --------        --------       --------
                            --------        --------       ---------     --------        --------       --------

     The United States Congress Banking Committee has actively considered legislation to recapitalize the SAIF administered by the FDIC. The proposed legislation would require a one-time charge to SAIF-insured institutions such as the Bank. In light of the general uncertainty of the legislative process, management cannot predict whether legislation reducing SAIF premiums and/or imposing a special one-time assessment will be adopted, or, if adopted, the amount of the assessment, if any, that would be imposed on the Bank. If legislation were to be enacted in the future which would assess a one-time special assessment of 80 to 85 basis points on SAIF-insured institutions as previously proposed, management believes, based upon its total SAIF deposits, the Bank's share of any proposed assessment, if approved, will not have a material adverse effect on the Company's financial condition or regulatory capital position, although it may adversely affect results of operations in the year of the assessment. Given the proposed legislation is intended to recapitalize the SAIF, if adopted, any assessment is also expected to result in lower insurance premium rates subsequent to the year of the one-time assessment, if any.

NOTE 20 -- STOCK OPTION PLAN:

     In June 1996 the Board of Directors of the Company adopted a Stock Option Plan, which is designed to attract and retain qualified personnel in key positions, provide officers and key employees with a proprietary interest in the Company as an incentive to contribute to the success of the Company, and reward key employees for outstanding performance and the attainment of targeted goals. The Stock Option Plan was approved by the Company's sole stockholder in June 1996. An amount of Company common stock equal to 10% of the aggregate number of Class B Shares sold in the Company's initial public offering will be authorized under the Stock Option Plan, which may be filed by authorized but unissued shares, treasury shares or shares purchased by the Company on the open market or from private sources. The Stock Option Plan provides for the grant of stock options at an exercise price equal to the fair market value of the Class B Shares. Stock Options are available for grant to key employees of the Company and any subsidiaries. No options are expected to be issued until the commencement of the public offering.

NOTE 21 -- PROFIT SHARING PLAN:

     The Company established in 1993 a profit sharing plan which covers substantially all regular employees. Annual contributions to this plan are based on matching percentages based on the employee years of service and on operational income, as defined by the plan, and are deposited in a trust. Contributions to this plan during the six month period ended June 30, 1996 and the years ended December 31, 1995, 1994 and 1993 amounted to approximately $54,000, $120,000, $108,000 and $161,000, respectively.

NOTE 22 -- COMMITMENTS AND CONTINGENCIES:

COMMITMENTS TO DEVELOPERS PROVIDING END LOANS

     The Company has outstanding commitments for various projects in the process of completion. Total commitments amounted to approximately $362,454,890 and $337,641,500 at June 30, 1996 and December 31, 1995,
respectively. All commitments are subject to prevailing market prices at time of closing with no market risk exposure against the Company or with firm back-to-back commitments extended in favor of the mortgagee.

LOANS IN PROCESS

     Loans in process pending final approval and/or closing amounting to approximately $80,564,000 and $58,806,000 at June 30, 1996 and December 31, 1995, respectively.

COMMITMENTS TO BUY AND SELL GNMA CERTIFICATES

     As of June 30, 1996 and December 31, 1995, the Company had open commitments to issue GNMA certificates in the amount of $53,903,086 and $41,101,832, respectively.

COMMITMENTS TO SELL MORTGAGE LOANS

     As of June 30, 1996 the Company had commitments to sell mortgage loans to third party investors amounting to $15.5 million ($30.0 million at December 31, 1995).

LEASE COMMITMENTS

     The Company is obligated under several noncancellable leases for office space and equipment rentals, all of which are accounted for as operating leases. The leases expire at various dates with options for renewals.

     Minimum annual rental commitments under noncancellable operating leases for certain office space and equipment including a lease from an affiliate, were as follows:

                                               At             At
                                            June 30,      December 31,
Year                                          1996           1995
--------------------------------------- -------------  ---------------
                                        (Unaudited)
1996 .................................   $  924,044       $1,839,005
1997 .................................    1,937,853        1,900,403
1998 .................................    1,914,682        1,877,232
1999 .................................    1,832,887        1,795,438
2000 .................................    1,745,133        1,707,683
Later years ..........................    3,926,733        3,913,331
                                        ------------  ----------------
                                        $12,281,332      $13,033,092
                                        ------------  ----------------
                                        ------------  ----------------

     Rent expense for the six months ended June 30, 1996 and 1995 was $1,057,000 and $887,000, respectively. Rent expenses amounted to approximately $1,914,000 in 1995, $1,810,000 in 1994 and $1,460,000 in 1993.

LITIGATION

     The Company is a defendant in legal proceedings arising from normal business activities. Management believes, based on the opinion of legal counsel, that the final disposition of these matters will not have a material adverse effect on the Company's financial position or result of operations.

OTHERS

     At December 31, 1995 the Company is liable under limited recourse provisions resulting from the sale of loans to several investors principally FHLMC. The principal balance of these loans, which are serviced by the Company, amounts to approximately $217,226,000 at June 30, 1996 and $238,242,000 at December 31, 1995. Liability, if any, under the recourse provisions at June 30, 1996 and December 31, 1995 is estimated by management to be insignificant.

NOTE 23-- SUPPLEMENTAL DISCLOSURE ON THE STATEMENT OF CASH FLOWS:

     During 1995, 1994 and 1993, the Company paid interest amounting to approximately $34,403,000, $24,179,000 and $15,055,000, respectively and income taxes $1,820,000, $5,696,000 and $5,799,000, respectively.

     During 1995 and 1994 the Company retained for investment approximately $17,631,000 and $51,492,000, respectively loans securitized from its own mortgage loan portfolio.

NOTE 24 -- FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND
           CONCENTRATIONS OF CREDIT RISK:

     In the normal course of business, the Company uses various off-balance sheet financial instruments to satisfy the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include loan commitments and interest rate exchange agreements (swaps). These instruments involve, to varying degrees, elements of credit and interest rate in excess of the amount recognized in the statement of financial condition. The contract or notional amounts of these instruments, which are not included in the statement of financial condition, are an indicator of the Company's activities in particular classes of financial instruments.

     The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance-sheet instruments. For interest rate swap contracts, the contract or notional amounts do not represent exposure to credit loss. Instead, the amount potentially subject to credit loss is substantially less.

     Contractual commitments to extend credit are legally binding agreements to lend money to customers at predetermined interest rates for a specified period of time. Since many of the loan commitments may expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. To extend credit the Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. A geographic concentration exists within the Company's mortgage loans portfolio since most of the Company's business activity is with customers located in Puerto Rico.

     Interest rate swap agreements involve the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principal. Entering into interest rate agreements involves the risk of dealing with counterparties and their ability to meet the terms of the contracts, and also the interest rate risk associated with unmatched positions.

     The total amounts of financial instruments with off-balance sheet risk at December 31, 1995 follows:

Financial instruments whose contract amounts represent potential credit risk:
   Commitments to extend credit excluding the undisbursed portion of loans in process:
   Commitments to originate loans .........................................................   $12,037,063
                                                                                              ------------
                                                                                              ------------

    Unused lines of credit .................................................................    $5,991,183
                                                                                              ------------
                                                                                              ------------

 Financial instruments whose notional or contractual amounts exceed the amount of potential credit risk:
     Interest rate swap contracts ..........................................................   $35,000,000
                                                                                              ------------
                                                                                              ------------

     Interest rate caps ....................................................................          $--
                                                                                              ------------
                                                                                              ------------

     A detail of interest rate swaps at December 31, 1995 follows:

        Notional                            Pay         Receive Rate
         Amount           Maturity       Fixed Rate       Floating
      -----------    ------------------  -----------  -----------------

     $ 5,000,000     August 27, 1996        4.50%       3 months Libor
       5,000,000    September 30, 1996      4.49%       3 months Libor
       5,000,000     October 19, 1996       4.42%       3 months Libor
      10,000,000    September 2, 1997       6.60%       3 months Libor
      10,000,000     October 24, 2000       5.20%       3 months Libid


     The following table summarizes the changes in notional amounts of swaps outstanding during 1995:

         Beginning balance  .........................  $25,000,000
         New Swaps ..................................   10,000,000
         Maturities .................................          --
                                                      -------------
         Ending balance .............................  $35,000,000
                                                      -------------
                                                      -------------

     As of December 31, 1995, interest rate swap maturities are as follows:

         1996 ...................................      $15,000,000
         1997 ...................................       10,000,000
         2000 ...................................       10,000,000
                                                      -------------
                                                       $35,000,000
                                                      -------------
                                                      -------------

     Net interest settlements on SWAP requirements are recorded as an adjustment to interest expense on deposits. Net interest payments and receipts totalled approximately $10,300 and $115,000, respectively during the six month periods ended June 30, 1996 and 1995, respectively. Net interest receipts amounted to approximately $187,000 during 1995; net payments amounted to approximately $65,000 and $387,000 during 1994 and 1993, respectively.

     An interest cap is a guarantee given by one party to another party, in exchange for a premium, to ensure that if interest rates rise above an agreed upon protected rate (in the Bank's case, the LIBOR rate) the issuer of the cap will pay to the purchaser the difference between the market rate and the protected rate. The Bank had interest rate cap contracts outstanding with notional principal amounts of $3,440,000 which expired during 1995. There are no interest rates cap contracts outstanding at December 31, 1995 or June 30, 1996.

NOTE 25 -- SUPPLEMENTAL INCOME STATEMENT INFORMATION:

     Employee costs and other administrative and general expenses are shown in the Consolidated Statement of Income net of direct loan origination costs. Direct loan origination costs are capitalized as part of the carrying cost of mortgage loans and are offset against mortgage loan sales and fees when the loans are sold or amortized as a yield adjustment to interest income on loans held for investment. Total employee costs and other expenses before capitalization follow:

                                            Six month period ended
                                                   June 30,                     Year ended December 31,
                                           -----------------------    --------------------------------------------
                                              1996         1995           1995           1994           1993
                                           ------------  ------------  -------------  -------------  -------------
                                                  (Unaudited)
 Employee costs ..........................  $8,759,127    $5,690,875    $13,248,475    $11,506,973    $12,695,537
                                           ------------  ------------  -------------  -------------  -------------
                                           ------------  ------------  -------------  -------------  -------------
 Other administrative and general expenses  $8,180,607    $7,847,327    $16,661,355    $17,174,157    $17,767,388
                                           ------------  ------------  -------------  -------------  -------------
                                           ------------  ------------  -------------  -------------  -------------

     Set forth below are the direct loan origination costs that were capitalized as part of the carrying cost of mortgage loans inventory or offset against mortgage loan sales and fees and interest income.

                                            Six month period ended
                                                   June 30,                     Year ended December 31,
                                           -----------------------    --------------------------------------------
                                              1996         1995           1995           1994           1993
                                           ------------  ------------  -------------  -------------  -------------
                                                  (Unaudited)
 Offset against mortgage loan sales and
   interest income or capitalized as
   part of loan inventory ..............   $4,468,841     $3,796,622    $7,895,297     $10,160,820    $7,311,852
                                           ------------  ------------  -------------  -------------  -------------
                                           ------------  ------------  -------------  -------------  -------------

NOTE 26 -- FAIR VALUE OF FINANCIAL INSTRUMENTS:

     The estimated fair value of the Company's financial instruments as of December 31, are as follows:


                                                                            1995                          1994
                                                                  --------------------------  ----------------------------
                                                                    Carrying    Estimated        Carrying       Estimated
                                                                      Value     Fair Value         Value        Fair Value
                                                                   ----------  --------------  -------------  --------------
                                                                                      (In thousands)
FINANCIAL ASSETS
Cash and due from banks ........................................     $32,559        $32,559        $21,158         $21,158
Money market investments .......................................      71,636         71,636         24,464          24,464
Mortgage loans held for sale ...................................      21,318         21,631         22,020          22,020
Mortgage-backed securities held for trading ....................     113,809        113,809        124,522         124,522
Investment securities available for sale .......................      61,008         61,008         13,300          13,300
Investment in Federal Home Loan Bank stock .....................       3,280          3,280          1,878           1,878
Investment securities held to maturity .........................      43,777         42,781         86,304          80,953
Loans, net .....................................................     473,841        492,119        301,614         294,303
Accounts receivable ............................................      10,479         10,479         12,330          12,330
FINANCIAL LIABILITIES
Deposits:
   Non interest bearing demand  ................................     $52,998        $52,998        $35,556         $35,556
   Savings and NOW accounts ....................................     147,111        147,111        107,734         107,734
   Certificates of deposit .....................................     316,802        321,609        235,693         233,686
Securities sold under agreements to repurchase .................      98,483         98,483        108,922         108,922
Notes payable ..................................................      81,130         81,130         45,815          45,815
Advances from FHLB .............................................       6,007          6,051         13,568          13,681
Long-term debt .................................................       5,324          5,324          4,524           4,524
Other secured borrowings .......................................      55,984         55,984
Accounts payable and accrued liabilities .......................      14,500         14,500          7,098           7,098
Subordinated notes .............................................       3,250          3,741          3,250           3,331
UNRECOGNIZED FINANCIAL INSTRUMENTS --
    Interest rate swap agreements in a net receivable position*.         $14         $1,215            $10            $471
                                                                  ----------  -------------  -------------  --------------
                                                                  ----------  -------------  -------------  --------------

------------------------
* The amount shown under "carrying amount" represents net accrual arising from those unrecognized financial instruments.

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

SHORT-TERM FINANCIAL INSTRUMENTS

     Short-term financial instruments, which include cash and due from banks, money market investments, accounts receivables, securities sold under agreements to repurchase, notes payables and accounts payable and accrued interest, have been valued at their carrying amounts reflected in the Consolidated Statement of Financial Condition as these are reasonable estimates of fair value given the relatively short period of time between origination of the instruments and their expected realization.

INVESTMENT SECURITIES

     The fair value of investment securities is based on quoted market prices or dealer quotes except for the investments in FHLB stock which is valued at its redemption value.

LOANS

     The fair value for loans has been estimated by discounting loans with similar financial characteristics. Loans were classified by type such as commercial, commercial real estate, residential mortgage, and consumer. These asset categories were further segmented into various maturity groups, and by accruing and non-accruing groups. The fair value of accruing loans was calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan. Prepayment experienced in previous periods when interest rates were at levels similar to current levels was assumed to occur for mortgage loans, adjusted for any differences in the outlock of interest rates. Other loans assume little or no prepayments.

     Non-accruing loans were assumed to be repaid after one year. Presumably this would occur either because loan is repaid or collateral has been sold to satisfy the loan. The value of non-accruing loans was therefore discounted for one year at the going rate for new loans.

     Mortgage loans held for sale, except for loans from the Bank totalling $9,329,694 in 1995 and $15,142,305 in 1994 have been valued based on market quotations or commitments selling prices in the secondary market. Loans held for sale from the Bank have been valued using the same methodology described in the first paragraph above.

DEPOSITS

     The fair value of deposits with no stated maturity, such as non-interest bearing demand deposits, savings, and NOW accounts, and money market and checking accounts, is equal to the amount payable on demand. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

     The fair value estimates of deposits do not include the fair value of core deposits intangible.

LONG-TERM DEBT AND OTHER SECURED BORROWINGS

     Long-term debt and other secured borrowings have been valued at their carrying amounts reflected in the Consolidated Statement of Financial Condition as these are reasonable estimates of fair value; most of the long-term debt amounts are at floating market interest rates.

ADVANCES FROM FHLB AND SUBORDINATED NOTES

     The fair value of the advances from FHLB and subordinated notes was determined using discounted cash flow analysis over the remaining term of the obligations using market rates for similar instruments.

INTEREST RATE SWAP AGREEMENTS

     The fair value of interest rate swap agreements was determined taking into account the current interest rates at December 31, 1995. This value represents the estimated amount the Bank would pay to terminate the contract or agreement taking into account current interest rates and, when appropriate, the current credit worthiness of the counterparts.

LIMITATIONS

     Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

     In addition, the fair values presented do not attempt to estimate the value of the Company's fee generating businesses and anticipated future business activities, that is, they do not represent the Company's value as a going concern. Furthermore, the differences between the carrying amounts and the fair values presented may not be realized since, in the majority of cases, the Company generally intends to hold these financial instruments to maturity and realize the recorded values.

     Reasonable comparability of fair values among financial institutions is not likely due to the wide range of permitted valuation techniques and numerous estimates that must be made in the absence of secondary market prices. This lack of objective pricing standards introduces a greater degree of subjectivity to these derived or estimated fair values. Therefore, while disclosure of estimated fair values of financial instruments is required, readers are cautioned in using this data for purposes of evaluating the financial condition of the Company.

NOTE 27 -- R&G FINANCIAL CORPORATION (HOLDING COMPANY ONLY) FINANCIAL
           INFORMATION:

     The following condensed financial information presents the financial position of R&G Financial (the Holding Company) only as of June 30, 1996 (unaudited):

                            STATEMENT OF CONDITION

ASSETS
  Investment in R-G Premier Bank, at equity ....................   $27,667,359
  Investment in R&G Mortgage, at equity ........................    42,801,229
                                                                   -----------
    Total assets ...............................................   $70,468,588
                                                                   -----------
                                                                   -----------
STOCKHOLDER'S EQUITY ...........................................   $70,468,588
                                                                   -----------
                                                                   -----------

    The Holding Company had no operations during the six month period ended June 30, 1996.

     The payment of dividends by the Bank to the Holding Company may be affected by certain regulatory requirements and policies, such as the maintenance of certain minimum capital levels.

NOTE 28 -- INDUSTRY SEGMENTS:

     The following summarized financial information presents the results of the Company's operations for the six month periods ended June 30, 1996 and 1995 and the three year period ended December 31, 1995 for its traditional banking and mortgage banking activities:

                                                                           Six month period ended June 30,
                                                    ------------------------------------------------------------------------------
                                                                     1996                                   1995
                                                    --------------------------------------   -------------------------------------
                                                       Bank        Mortgage        Total       Bank        Mortgage      Total
                                                    ----------    ----------    -----------  ----------   ----------    ----------
                                                                                      (Unaudited)
Net interest income after provision
  of loan losses ................................  $11,525,214    $1,564,083   $13,089,297   $8,080,897   $1,082,907   $9,163,804
Other income:
  Net gain (loss) on sale of loans ..............       95,096     3,897,158     3,992,254      177,484    2,032,477    2,209,961
  Unrealized gain (loss) on trading securities...      (13,379)     (607,962)     (621,341)     599,883    1,694,828    2,294,711
  Change in provision for cost in excess of
    market value of loans held for sale .........          --            --            --        70,000          --        70,000
  Net gain on trading account ...................      558,440        28,332        586,772         --           --           --
  Net gain on sales of investments ..............      329,225           --         329,225         --           --           --
  Loan administration and servicing fees ........          --      6,496,442      6,496,442         --     5,234,908     5,234,908
  Service charges, fees and other ...............    1,677,666       141,340      1,819,006     995,643      255,827     1,251,470
                                                    ----------    ----------    -----------  ----------   ----------    ----------
                                                    14,172,262    11,519,393     25,691,655   9,923,907   10,300,947    20,224,854
                                                    ----------    ----------    -----------  ----------   ----------    ----------
Operating expenses:
  Salaries and employee benefits ................    3,082,803     2,871,949      5,954,752   1,633,347    1,730,077     3,363,424
  Office occupancy and equipment ................    1,942,548       952,567      2,895,115   1,132,391      877,988     2,010,379
  Other administrative and general ..............    3,755,357     2,760,784      6,516,141   2,604,662    3,773,494     6,378,156
                                                    ----------    ----------    -----------  ----------   ----------    ----------
                                                     8,780,708     6,585,300     15,366,008   5,370,400    6,381,559    11,751,959
                                                    ----------    ----------    -----------  ----------   ----------    ----------
Income before income taxes and
  minority interest .............................   $5,391,554    $4,934,093    $10,325,647  $4,553,507   $3,919,388    $8,472,895
                                                    ----------    ----------    -----------  ----------   ----------    ----------
                                                    ----------    ----------    -----------  ----------   ----------    ----------


                                                                    Year ended December 31,
                                      -------------------------------------------------------------------------------------------
                                                         1995                                           1994
                                      -------------------------------------------  ----------------------------------------------
                                        Bank           Mortgage        Total           Bank           Mortgage        Total
                                      --------------  ------------  -------------  -------------   --------------  --------------
                                                                              (Unaudited)
Net interest income after
  provision of loan losses.....        $17,943,694     $2,379,287     $20,322,981     $15,089,132      $4,048,355    $19,137,487
Other income:
  Net gain (loss) on sale
    of loans...................            631,824      5,630,636       6,262,460         201,797      (1,551,137)    (1,349,340)
  Unrealized gain (loss)
    on trading securities......            617,788      1,503,823       2,121,611        (214,166)     (4,250,552)    (4,464,718)
  Change in provision for
    cost in excess of market
    value of loans held
    for sale...................            855,834      --                855,834        (855,834)     --               (855,834)
  Net gain on sales of
    investments................         --              --             --              --              --             --
  Loan administration and
    servicing fees.............         --             11,029,995      11,029,995      --              11,046,019     11,046,019
  Gain on sale of servicing
    rights.....................         --             --              --              --               2,914,850      2,914,850
  Service charges, fees and
    other......................          2,368,128        803,821       3,171,949       1,736,656         785,738      2,522,394
                                       -----------     ----------     -----------     -----------     -----------    -----------
                                        22,417,268     21,347,562      43,764,830      15,957,585      12,993,273     28,950,858
                                       -----------     ----------     -----------     -----------     -----------    -----------

Operating expenses:
  Salaries and employee
    benefits...................          4,330,248      3,953,561       8,283,809       3,193,435       2,058,000      5,251,435
  Office occupancy and
    equipment..................          2,860,176      1,851,136       4,711,312       2,315,668       2,172,667      4,488,335
  Other administrative and
    general....................          6,406,237      7,324,487      13,730,724       4,516,158       8,752,717     13,268,875
                                       -----------     ----------     -----------     -----------     -----------    -----------
                                        13,596,661     13,129,184      26,725,845      10,025,261      12,983,384     23,008,645
                                       -----------     ----------     -----------     -----------     -----------    -----------

Income before income
  taxes, minority interest
    and cumulative effect of
    change in accounting
    principle..................         $8,820,607     $8,218,378     $17,038,985      $5,932,324          $9,889     $5,942,213
                                       -----------     ----------     -----------     -----------     -----------    -----------
                                       -----------     ----------     -----------     -----------     -----------    -----------




                                                                                          Year ended December 31, 1993
                                                                                    ---------------------------------------------
                                                                                       Bank           Mortgage       Total
                                                                                    --------------  --------------  -------------
Net interest income after provision of loan losses................................    $10,635,898      $3,617,097    $14,252,995
Other income:
  Net gain (loss) on sale of loans................................................      3,976,982      25,049,160     29,026,142
  Unrealized gain (loss) on trading securities....................................    --               --            --
  Change in provision for cost in excess of market value of loans held for sale...    --               --            --
  Net gain on sales of investments................................................        394,342      --                394,342
  Loan administration and servicing fees..........................................    --                9,326,518      9,326,518
  Service charges, fees and other.................................................        847,360         331,201      1,178,561
                                                                                     ------------     -----------    -----------
                                                                                       15,854,582      38,323,976     54,178,558
                                                                                      ------------     -----------    -----------

Operating expenses:
  Salaries and employee benefits..................................................      1,904,885       6,685,296      8,590,181
  Office occupancy and equipment..................................................      1,448,416       1,946,639      3,395,055
  Other administrative and general................................................      3,417,926      11,142,966     14,560,892
                                                                                     ------------     -----------    -----------
                                                                                        6,771,227      19,774,901     26,546,128
                                                                                      ------------     -----------    -----------

Income before income taxes, minority interest and cumulative effect of change in
   accounting principle...........................................................     $9,083,355     $18,549,075    $27,632,430
                                                                                     ------------     -----------    -----------
                                                                                     ------------     -----------    -----------

NOTE 29-- SUBSEQUENT EVENTS (UNAUDITED)

     On June 29, 1996, the Company settled with the Puerto Rico Treasury Department (PRTD) the income tax examination discussed in Note 16. While the Company believes that it had valid defenses for its positions, management believes that it was in the Company's best interest to settle the case rather than entering into an expensive, protracted negotiation with the PRTD. The settlement reached was for $1.6 million. The effect of this settlement was to record additional income tax expense for the six months ended June 30, 1996 of approximately $400,000. The remainder of the settlement was reserved for during prior periods.

     On August 29, 1996 as a result of a review of its loan portfolio, management of the Bank became aware of certain potential loan losses related to the operation of its insurance premiums financing business and began an intensive investigation. The Bank believes that there were irregularities with respect to the origination and administration of a number of loans in contravention of established Bank policies by the former loan officer in charge of the department and has also notified the appropriate regulatory enforcement authorities. While the Bank's investigation is in its early stages, management is in the process of reviewing the collectibility of the loans in question and believes, based on information available to date, that its maximum loss exposure is $3.2 million, which does not take into consideration recovery efforts already initiated with existing obligors. While management presently is not able to estimate its actual loss exposure, management plans to continue to review its portfolio and to increase its reserve for loan losses during the third quarter. Furthermore, management believes that the claims which it will submit pursuant to its fidelity insurance policy will ultimately result in the recovery of a substantial portion of the amounts not recoverable from existing obligors.

                 INDEX TO R-G PREMIER BANK FINANCIAL STATEMENTS

                                                                      Page
                                                                      ----
Report of Independent Accountants . . . . . . . . . . . . . . . . .    F-54

Financial Statements:

  Statement of Financial Condition as of June 30, 1996 (Unaudited),
   December 31, 1995 and 1994 . . . . . . . . . . . . . . . . . . .    F-55

  Statements of Income for the six months ended June 30, 1996 and
   1995 (Unaudited) and for the three years ended December 31,
   1995 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    F-56

  Statements of Cash Flows for the six months ended June 30, 1996 and 1995 (Unaudited) and for the three years ended December 31,
   1995 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    F-57

  Statements of Changes in Stockholder's Equity for the six months ended June 30, 1996 (Unaudited) and for the three years ended
   December 31, 1995. . . . . . . . . . . . . . . . . . . . . . . .    F-59

  Notes to Financial Statements . . . . . . . . . . . . . . . . . .    F-60

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors
and Stockholders of
R-G Premier Bank of Puerto Rico


In our opinion, the accompanying statement of financial condition and the related statements of income, of cash flows and of changes in stockholders' equity present fairly, in all material respects, the financial position of R-G Premier Bank of Puerto Rico at December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Bank's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PRICE WATERHOUSE

February 2, 1996,
 except for Note 1 to the
 Financial Statements which
 is as of July 19, 1996

                         R-G PREMIER BANK OF PUERTO RICO
                        STATEMENT OF FINANCIAL CONDITION

                                                           JUNE 30, 1996           DECEMBER 31,
                                                           -------------   ---------------------------
                                                            (Unaudited)        1995            1994
                                                                           ------------   ------------
                                                ASSETS
                                                ------

Cash and due from banks                                     $ 17,398,725   $ 18,097,476   $ 11,810,462
Money market investments:
     Securities purchased under agreements to resell          13,429,913     21,694,675     10,232,890
     Time deposits with other banks                           21,988,883     44,930,015     14,131,371
     Federal funds purchased                                       -          5,011,048          -
Investment securities held for trading, at fair value          2,152,341      1,846,875      1,918,767
Investment securities available for sale, at fair value       63,501,357     61,008,432     13,300,325
Investment securities held to maturity, at amortized cost     48,157,955     43,776,935     86,304,211
Investments in Federal Home Loan Bank stock                    4,075,210      3,279,610      1,877,910
Loans held for sale                                            8,291,600      9,329,694     14,286,471
Loans receivable, net                                        545,352,692    417,245,078    301,614,199
Accrued interest receivable                                    5,266,000      4,051,702      2,870,559
Premises and equipment - net                                   4,901,273      4,978,948      3,418,843
Other assets                                                   7,631,558      5,595,295      3,216,185
                                                            ------------   ------------   ------------
                                                            $742,147,507   $640,845,783   $464,982,193
                                                            ------------   ------------   ------------
                                                            ------------   ------------   ------------

                                 LIABILITIES AND STOCKHOLDERS' EQUITY
                                 ------------------------------------

LIABILITIES:
     Deposits                                               $563,147,365   $518,186,563   $380,148,414
     Securities sold under agreements to repurchase,
      including accrued interest payable                      10,240,205     10,572,807     11,639,326
     Notes payable                                           101,000,000     51,000,000     23,600,000
     Advances from Federal Home Loan Bank                     11,000,000      6,007,135     13,567,834
     Accounts payable and accrued expenses                     3,499,461      2,318,785        826,587
     Deferred income taxes                                       554,219      1,803,036      1,189,399
     Other liabilities                                         3,530,224      3,995,320      2,882,382
                                                            ------------   ------------   ------------

                                                             692,971,474    593,883,646    433,853,942
                                                            ------------   ------------   ------------

SUBORDINATED NOTES                                             3,250,000      3,250,000      3,250,000
                                                            ------------   ------------   ------------

STOCKHOLDERS' EQUITY:
     Preferred stock - $1.00 par value ($25 liquidation
      value), 9.50% non-cumulative; 2,000,000 shares
      authorized, 400,000 shares issued and outstanding       10,000,000     10,000,000          -
     Common stock - $1.00 par value; 10,000,000 shares
      authorized, 2,089,653 shares issued and outstanding
      (1994 - 2,088,903)                                       2,089,653      2,089,653      2,088,903
     Additional paid-in capital                                9,322,149      9,322,149      9,312,578
     Capital reserve                                           1,021,166        666,767          -
     Retained earnings                                        24,052,302     20,681,319     15,490,590
     Unrealized gain (loss) on securities available for
      sale, net                                                 (559,237)       952,249        986,180
                                                            ------------   ------------   ------------

                                                              45,926,033     43,712,137     27,878,251
                                                            ------------   ------------   ------------

                                                            $742,147,507   $640,845,783   $464,982,193
                                                            ------------   ------------   ------------
                                                            ------------   ------------   ------------


         The accompanying notes are an integral part of this statement.

                         R-G PREMIER BANK OF PUERTO RICO

                               STATEMENTS OF INCOME


                                                          SIX MONTH PERIOD ENDED            YEAR ENDED DECEMBER 31,
                                                                 JUNE 30,           ---------------------------------------
                                                        -------------------------
                                                           1996          1995          1995          1994          1993
                                                        -----------   -----------   -----------   -----------   -----------
                                                               (Unaudited)
INTEREST INCOME:
     Loans                                              $22,541,212   $15,641,404   $36,275,188   $25,665,363   $19,001,437
     Mortgage-backed securities                           2,968,545     3,169,224     6,033,069     4,655,376     2,107,130
     Investment securities, deposits
      at interest with banks and other                    1,804,874       731,362     1,805,345       941,677       695,848
                                                        -----------   -----------   -----------   -----------   -----------
                                                         27,314,631    19,541,990    44,113,602    31,262,416    21,804,415
                                                        -----------   -----------   -----------   -----------   -----------
INTEREST EXPENSE:
     Deposits                                            13,034,251     9,884,401    22,062,866    14,396,226     9,977,327
     Notes payable                                        2,203,764       819,619     1,978,195       265,163         -
     Securities sold under agreements to repurchase          83,529       311,021       418,260       537,647        80,760
     Interest rate exchange agreements                       10,329      (115,309)     (187,143)       64,717       387,367
     Subordinated capital notes                             165,996       169,557       338,746       330,846       354,787
     Advances from Federal Home Loan Bank                   181,664       357,360       647,984       578,685       368,276
     Other                                                    -            84,444         -             -             -
                                                        -----------   -----------   -----------   -----------   -----------
                                                         15,679,533    11,511,093    25,258,908    16,173,284    11,168,517
                                                        -----------   -----------   -----------   -----------   -----------
NET INTEREST INCOME                                      11,635,098     8,030,897    18,854,694    15,089,132    10,635,898
(PROVISION) CREDIT FOR LOAN LOSSES                         (356,525)       50,000      (950,000)        -             -
                                                        -----------   -----------   -----------   -----------   -----------
NET INTEREST INCOME AFTER PROVISION
 FOR LOAN LOSSES                                         11,278,573     8,080,897    17,904,694    15,089,132    10,635,898
                                                        -----------   -----------   -----------   -----------   -----------
OTHER INCOME (EXPENSE):
     Service charges, fees and other                      2,089,077     1,402,323     3,998,891     2,740,748     2,396,292
     Gain on sale of securities and mortgage loans          424,321       647,576     1,567,166       201,797     4,368,277
     Unrealized gain (loss) on trading securities           (13,379)      129,791       143,788      (214,166)        -
     Net gain on trading account                            558,440         -             -             -             -
     (Provision) credit for cost in excess of market
      value of loans available for sale                       -            70,000       855,834      (855,834)        -
                                                        -----------   -----------   -----------   -----------   -----------
                                                          3,058,459     2,249,690     6,565,679     1,872,545     6,764,569
                                                        -----------   -----------   -----------   -----------   -----------
OPERATING EXPENSES:
     Salaries and employees' benefits                     3,082,803     1,633,347     4,330,248     3,193,435     1,904,885
     Occupancy and equipment                              1,942,548     1,132,391     2,860,176     2,315,668     1,448,416
     Insurance                                              651,417       491,228     1,119,283       838,653       587,206
     Professional services                                  207,273       279,491       628,383       490,193       604,353
     Other                                                3,202,366     2,114,517     5,750,571     3,948,070     2,925,065
                                                        -----------   -----------   -----------   -----------   -----------

                                                          9,086,407     5,650,974    14,688,661    10,786,019     7,469,925
                                                        -----------   -----------   -----------   -----------   -----------
INCOME BEFORE INCOME TAXES                                5,250,625     4,679,613     9,781,712     6,175,658     9,930,542
                                                        -----------   -----------   -----------   -----------   -----------
PROVISION FOR INCOME TAXES:
     Current tax expense                                  1,807,700     2,446,213     2,940,552     2,517,465     4,056,922
     Deferred tax expense (credit)                         (282,457)     (756,146)      635,331      (347,638)     (207,441)
                                                        -----------   -----------   -----------   -----------   -----------
                                                          1,525,243     1,690,067     3,575,883     2,169,827     3,849,481
                                                        -----------   -----------   -----------   -----------   -----------

NET INCOME                                              $ 3,725,382   $ 2,989,546   $ 6,205,829   $ 4,005,831   $ 6,081,061
                                                        -----------   -----------   -----------   -----------   -----------
                                                        -----------   -----------   -----------   -----------   -----------


        The accompanying notes are an integral part of these statements.

                         R-G PREMIER BANK OF PUERTO RICO

                             STATEMENTS OF CASH FLOWS

                                                         SIX MONTH PERIOD ENDED                 YEAR ENDED DECEMBER 31,
                                                                JUNE 30,             ---------------------------------------------
                                                      ----------------------------
                                                          1996            1995           1995            1994            1993
                                                      -------------   ------------   -------------   -------------   -------------
                                                               (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                          $   3,725,382   $  2,989,546   $   6,205,829   $   4,005,831   $   6,081,061
                                                      -------------   ------------   -------------   -------------   -------------
  Adjustments to reconcile net income to net cash
   provided (used) by operating activities:
     Provision (credit) for loan losses                     356,525        (50,000)        950,000          -               -
     Provision (credit) for cost in excess of
      market value of loans available for sale                             (70,000)       (855,834)        855,834          -
     Depreciation and amortization                          731,638        481,179       1,180,153         861,153         528,940
     Amortization of premium on investment and
      mortgage-backed securities - net                      116,132         58,589          89,111         140,411         119,478
     Amortization of deferred loan origination
      fees and accretion of discount on loans
      purchased                                            (253,401)        24,944        (366,332)       (276,631)       (303,922)
     Unrealized (gain) loss on trading securities            13,379       (129,791)       (143,788)        214,166
     Gain on sale of securities                            (329,225)      (470,092)       (470,092)         -             (394,342)
     Gain on sale of mortgage loans                         (95,096)      (177,484)     (1,167,074)       (201,797)     (3,973,935)
     Changes in assets and liabilities (net of
      effects from purchase of Caribbean Federal
      in 1993):
        (Increase) decrease in:
          Accrued interest receivable                    (1,214,298)      (850,642)     (1,181,143)       (694,035)       (486,163)
          Other assets                                   (1,385,434)    (2,245,749)     (2,462,598)        629,021        (217,241)
        Increase (decrease) in:
          Interest payable                                  121,121          9,506          84,573         389,993        (220,322)
          Income taxes currently payable                   (527,578)     1,701,777       1,118,746           -           2,768,433
          Deferred income taxes payable                    (282,457)      (756,146)        635,331        (347,638)       (207,441)
          Accounts payable and accrued expenses           1,708,254      3,447,922          25,119      (2,775,448)     (7,295,800)
          Other liabilities                                (472,231)       251,866       1,112,938         692,183        (258,354)
                                                      -------------   ------------   -------------   -------------   -------------
            Total adjustments                            (1,512,671)     1,225,879      (1,450,890)       (512,788)     (9,940,669)
                                                      -------------   ------------   -------------   -------------   -------------
        Net cash provided by (used in) operating
         activities                                       2,212,711      4,215,425       4,754,939       3,493,043      (3,859,608)
                                                      -------------   ------------   -------------   -------------   -------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Decrease (increase) in securities purchased under
   agreements to resell                                   8,264,762    (12,298,627)    (11,461,785)     (5,931,570)     (4,301,320)
  Decrease (increase) in time deposits with other
   banks                                                 22,941,132    (15,809,765)    (30,798,644)     13,285,198     (27,416,569)
  Decrease (increase) in federal funds purchased          5,011,048          -          (5,011,048)          -              -
  Proceeds from sale and maturities of investment
   securities                                            17,281,780      4,670,977       4,670,977       3,691,493      28,179,364
  Purchases of investment securities                    (29,939,277)         -            (377,000)     (6,044,808)    (49,693,984)
  Principal repayments of mortgage-backed securities      4,576,531      4,226,800       8,636,250       8,521,682       6,053,722
  Net (disbursements) repayments and (purchases) of
   loans                                               (133,383,281)   (86,486,955)   (203,519,717)   (149,385,387)   (201,419,893)
  Proceeds from sale of mortgage loans                    4,929,156     12,345,507      76,654,134      27,201,541     147,950,784
  Acquisition of Caribbean Federal, net of cash
   acquired                                                  -               -               -               -          11,254,879
  Acquisition of equipment and leasehold
   improvements                                            (569,625)    (1,288,259)     (2,740,258)     (1,409,593)     (1,460,761)
  (Purchase) redemption of Federal Home Loan Bank
   stock                                                   (795,600)    (1,401,700)     (1,401,700)       (156,700)      1,399,500
  Net decrease (increase) in foreclosed real estate        (735,167)      (105,315)         83,488          81,339        (301,747)
                                                      -------------   ------------   -------------   -------------   -------------
        Net cash used by investing activities          (102,418,541)   (96,147,337)   (165,265,303)   (110,146,805)    (89,756,025)
                                                      -------------   ------------   -------------   -------------   ------------

                                  (Continued)

        The accompanying notes are an integral part of these statements.

                         R-G PREMIER BANK OF PUERTO RICO

                                                         SIX MONTH PERIOD ENDED                 YEAR ENDED DECEMBER 31,
                                                                JUNE 30,             ---------------------------------------------
                                                      ----------------------------
                                                          1996            1995           1995            1994            1993
                                                      -------------   ------------   -------------   -------------   -------------
                                                               (Unaudited)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of notes payable                50,000,000         -           27,400,000      23,600,000          -
  Net proceeds from issuance of preferred stock              -           5,000,000      10,000,000          -               -
  Net proceeds from issuance of common stock                 -               5,060          10,321       2,001,309       1,250,879
  Net increase in demand deposits, NOW
   accounts, savings accounts and certificates of
   deposit                                               44,832,079    103,817,079     137,928,057      62,645,295      98,544,357
  Net (decrease) increase in securities sold under
   agreements to repurchase                                (325,000)   (11,566,000)     (1,041,000)     11,566,000          -
  Advances from the Federal Home Loan Bank (FHLB)         6,000,000         -               -            5,000,000          -
  Repayments of advances from the FHLB                   (1,000,000)        -           (7,500,000)     (3,000,000)     (8,920,328)
                                                      -------------   ------------   -------------   -------------   -------------
Net cash provided by financing activities                99,507,079     97,256,139     166,797,378     101,812,604      90,874,908
                                                      -------------   ------------   -------------   -------------   -------------
Net increase (decrease) in cash and due from banks         (698,751)     5,324,227       6,287,014      (4,841,158)     (2,740,725)
Cash and due from banks at beginning of period           18,097,476     11,810,462      11,810,462      16,651,620      19,392,345
                                                      -------------   ------------   -------------   -------------   -------------
Cash and due from banks at end of period              $  17,398,725   $ 17,134,689   $ 18,097,476    $  11,810,462   $  16,651,620
                                                      -------------   ------------   -------------   -------------   -------------
                                                      -------------   ------------   -------------   -------------   -------------


        The accompanying notes are an integral part of these statements.

                         R-G PREMIER BANK OF PUERTO RICO
                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                                                         UNREALIZED
                                                                                                         GAIN (LOSS)
                                                                                                            FROM
                        PREFERRED STOCK          COMMON STOCK      ADDITIONAL                            SECURITIES
                      --------------------  ---------------------    PAID-IN     CAPITAL     RETAINED     AVAILABLE
                       SHARES    AMOUNT       SHARES     AMOUNT      CAPITAL     RESERVES    EARNINGS     FOR SALE       TOTAL
                      -------  -----------  ---------  ----------  ----------  -----------  -----------  -----------  -----------
Balances at
 December 31, 1992                          1,495,122  $1,495,122  $6,334,715               $ 5,723,154               $13,552,991
Net proceeds from
 issuance of common
 shares                                       102,058     102,058   1,148,821                                           1,250,879
Net income - 1993                                                                             6,081,061                 6,081,061
                      -------  -----------  ---------  ----------  ----------  -----------  -----------  -----------  -----------
Balances at
 December 31, 1993                          1,597,180   1,597,180   7,483,536                11,804,215                20,884,931
Net proceeds from
 issuance of common
 shares                                       172,267     172,267   1,829,042                                           2,001,309
Stock dividends on
 common shares                                319,456     319,456                              (319,456)                    -
Net income - 1994                                                                             4,005,831                 4,005,831
Net change in
 unrealized gain on
 securities available
 for sale, net of tax                                                                                    $   986,180      986,180
                      -------  -----------  ---------  ----------  ----------  -----------  -----------  -----------  -----------
Balances at
 December 31, 1994                          2,088,903   2,088,903   9,312,578                15,490,590      986,180   27,878,251
Net proceeds from
 issuance of common
 shares                                           750         750       9,571                                              10,321
Transfer to capital
 reserves                                                                      $   666,767     (666,767)                    -
Cash dividends
 declared on
 preferred stock                                                                               (348,333)                 (348,333)
Net proceeds from
 issuance of
 preferred shares     400,000  $10,000,000                                                                             10,000,000
Net income - 1995                                                                             6,205,829                 6,205,829
Net change in
 unrealized gain on
 securities available
 for sale, net of tax                                                                                        (33,931)     (33,931)
                      -------  -----------  ---------  ----------  ----------  -----------  -----------  -----------  -----------
Balances at
 December 31, 1995    400,000   10,000,000  2,089,653   2,089,653   9,322,149      666,767   20,681,319      952,249   43,712,137
Transfer to capital
 reserves (unaudited)                                                              354,399     (354,399)                    -
Net income - June 30,
 1996 (unaudited)                                                                             3,725,382                 3,725,382
Net change in
 unrealized gain
 (loss) in securities
 available for sale,
 net of tax
 (unaudited)                                                                                              (1,511,486)  (1,511,486)
                      -------  -----------  ---------  ----------  ----------  -----------  -----------  -----------  -----------
Balance at June 30,
 1996 (unaudited)     400,000  $10,000,000  2,089,653  $2,089,653  $9,322,149  $ 1,021,166  $24,052,302  ($  559,237) $45,926,033
                      -------  -----------  ---------  ----------  ----------  -----------  -----------  -----------  -----------
                      -------  -----------  ---------  ----------  ----------  -----------  -----------  -----------  -----------

         The accompanying notes are an integral part of these statements.

                           R-G PREMIER BANK OF PUERTO RICO

                            NOTES TO FINANCIAL STATEMENTS

    (Information pertaining to the six months ended June 30, 1996 and 1995 is unaudited)


NOTE 1 - REPORTING ENTITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

R-G Premier Bank of Puerto Rico (the Bank) provides a full range of banking services through fourteen branches located mainly in the north of the Commonwealth of Puerto Rico. The Bank is subject to the regulations of certain federal and local agencies, and undergoes periodic examinations by those regulatory agencies.

As of the close of business on November 30, 1994, the Bank was converted from a federally chartered savings bank to a commercial bank chartered under the laws of the Commonwealth of Puerto Rico, and changed its name to R-G Premier Bank of Puerto Rico. As a result of the charter conversion, each share of common stock of the savings bank outstanding was converted into one share of common stock of the Bank. Therefore, all of the savings bank's shareholders continued to have the same proportional ownership interest in the Bank. In addition, pursuant to such charter conversion the assets and liabilities of the savings bank became the assets and liabilities of the Bank.

Prior to the conversion of the Bank, R&G Mortgage Corporation (R&G), a Puerto Rico mortgage banking company, owned 1,840,942 common shares of the Bank. This represented aproximately 88% of the savings bank total common shares outstanding and included 143,472 common shares issued on November 29, 1994 for approximately $2,000,000. On November 30, 1994, prior to the conversion, R&G distributed all of its savings bank's stock to its sole shareholder. As a result, this shareholder became directly the majority owner of the Bank.

On July 19, 1996 R&G Financial Corporatin (R&G Financial), a company formed in March 1996 for the sole purpose of becoming the parent company of the Bank and &RG, acquired the 88% ownership interest of the Bank and the 100% ownership interest in R&G held by this shareholder by exchanging 5,189,044 newly issued shares of Class A $.01 par value common stock of R&G Financial for such ownership interests. As a result, the Bank became majority owned by R&G Financial. R&G Financial intends to acquire as well the 12% minority ownership interest in the Bank which, as of July 19, 1996 was held by approximately 200 other stockholders following the receipt of all required regulatory approvals.

The accounting and reporting policies of the Bank conform with generally accepted accounting principles and general practices within the banking industry. The following is a description of the significant accounting policies followed by the Bank:

INVESTMENT SECURITIES

Effective January 1, 1994, the Bank adopted Statement of Financial Accounting Standards (SFAS) No. 115 - "Accounting for Certain Investments in Debt and Equity Securities." This Statement addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. Under SFAS 115, investments in debt and equity securities are classified in three categories and accounted for as follows:

    - HELD TO MATURITY- debt securities for which the Bank has the positive intent and ability to hold to maturity. These securities are carried at amortized cost.

    - TRADING- debt and equity securities that are bought and held principally for the purpose of selling them in the near term. These securities are carried at fair value, with unrealized gains and losses included in earnings.

    - AVAILABLE FOR SALE- debt and equity securities not classified as either held to maturity securities or trading securities. These securities are reported at fair value, with unrealized gains and losses excluded from earnings and reported net of taxes in a separate component of stockholders' equity.

Upon adoption of SFAS 115 on January 1, 1994, the Bank classified as securities held for trading $2,599,329 of debt securities with an unrealized gain of $30,581. At December 31, 1994, the net unrealized gains on securities classified as available for sale of $1,616,689 was reported net of estimated income tax of $630,509, as a separate component of stockholders' equity in accordance with SFAS 115.

On November 14, 1995, the Financial Accounting Standard Board staff issued a special report, "A Guide for the Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities" (the Report), as an aid in understanding and implementing SFAS 115. Under the Report an enterprise may conduct a one time reassessment of the classifications of all securities held at that time from the issue date of the report through December 31, 1995. Any reclassifications from the held to maturity made in conjunction with that reassessment will not call into question an enterprise's intent to hold other debt securities to maturity in the future. Pursuant to this report on December 29, 1995, the Bank reclassified mortgage-backed securities with an amortized cost of $52,448,077 from its held to maturity to its available for sale portfolio. The unrealized gains of securities reclassified as available for sale of $565,132 was reported net of estimated income tax of $220,401, as a separate component of stockholders' equity.

The amortization of premiums are deducted and the accretion of discounts are added to interest income over the life of the related securities using a method that approximates the interest method. Realized gains or losses for securities classified as either available for sale or held to maturity are reported in earnings. Cost of securities is determined on the specific identification method.

LOANS AND ALLOWANCE FOR LOAN LOSSES

Loans are stated at their outstanding principal balance, less unearned interest, net deferred loan origination fees and allowance for loan losses. Loan origination and commitment fees and costs incurred in the origination of new loans are deferred and amortized using the interest method over the life of the loans as an adjustment of interest yield. Unearned interest on installment loans is recognized as income under a method which approximates the interest method. Interest on loans not made on a discounted basis is credited to income based on the loan principal outstanding at stated interest rates.

Management believes that the allowance for loan losses is adequate. It is the policy of the Bank to increase its valuation allowances for estimated losses on loans when, based on management's evaluation, a loss becomes both probable and estimable. Major loans and major lending areas are reviewed periodically to determine potential problems at an early date. Also, management's periodic evaluation considers factors such as loss experience, current delinquency data, known and inherent risks in the portfolio, identification of adverse situations which may affect the ability of debtors to repay, the estimated value of any underlying collateral and assessment of current economic conditions. Additions to allowances are charged to income. Such provisions are based on management's estimated value of any underlying collateral, as applicable, considering the current and anticipated operating conditions of the borrower.

Effective January 1, 1995, the Bank adopted SFAS No. 114, "Accounting by Creditors for Impairment of a Loan" and SFAS No. 118 "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures." SFAS No. 114, as amended by SFAS No. 118, requires a creditor to measure impairment of a loan based on the present value of expected future cash flows discounted at the loans effective interest rate, or as a practical method at the observable market price of the loan or the fair value of the collateral if the loan is collateral dependent. This Statement is applicable to all loans, except large groups of smaller - balance homogeneous loans that are collectively evaluated for impairment, leases and loans that are evaluated at fair value or at the lower of cost or fair value. SFAS No. 118 amends the income recognition provisions that had been included in SFAS No. 114. The adoption of SFAS No. 114 and SFAS No. 118 on January 1, 1995 had no effect on the Bank's financial condition or results of operations for 1995. No loans are impaired as of December 31, 1995.

INTEREST INCOME

Recognition of interest on commercial loans and personal loans is discontinued when loans are 90 days or more in arrears on payments of principal or interest or when other factors indicate that collection of interest or principal is doubtful. Loans for which the recognition of interest income has been discontinued are designated as non-accruing. Such loans are not reinstated to accrual status until interest is received currently and no other factors indicative of doubtful collection exist.

MORTGAGE LOANS HELD FOR SALE

Mortgage loans originated and intended for sale are carried at the lower of cost or estimated market value in the aggregate. The amount by which cost exceeds market value is accounted for as a valuation allowance. Changes in the valuation allowance are included in the determination of income in the period in which the change occurs.

DERIVATIVE FINANCIAL INSTRUMENTS

The Bank enters into interest rate caps and swaps to manage its interest rate exposure. Such instruments are designated as hedges against future fluctuations in the interest rates of specifically identified assets or liabilities and are not marked to market. Net interest settlements on interest rate caps and swaps are recorded as adjustments to interest income or expense.

FORECLOSED REAL ESTATE HELD FOR SALE

Other real estate owned comprises properties acquired in settlement of loans and initially recorded at fair value at the date of acquisition. Costs relating to the development and improvement of the property are capitalized, whereas those relating to holding the property are expensed as incurred.

Valuations are periodically performed by management, and an allowance for losses is established by a charge to operations if carrying value of a property exceeds its estimated net realizable value. In providing allowances for losses, the cost of holding real estate, including interest costs, are considered. Gains or losses resulting from the sale of these properties are credited or charged to income.

SERVICING RIGHTS

Effective January 1, 1995, the Bank adopted SFAS No. 122 - "Accounting for Mortgage Servicing Rights." Prior to implementation of this Statement, the Bank treated mortgage servicing rights in accordance with SFAS No. 65. SFAS No. 122 amends SFAS 65 to permit prospectively the capitalization of servicing rights acquired through loan origination activities after the adoption of SFAS 122. As discussed in Note 18 to the financial statements, R&G services mortgage loans for the benefit of the Bank subsequent to their origination by the Bank. Once the Bank enters into a commitment to sell such loans, servicing rights originated by the Bank are sold to R&G and accordingly, the adoption of this Statement did not have a significant effect on the Bank's financial condition or result of operations for 1995.

PREMISES AND EQUIPMENT

Premises and equipment are carried at cost less accumulated depreciation. Depreciation is provided on the straight-line method over the estimated useful life of each type of asset. Amortization of leasehold improvements is computed on the straight-line method over the terms of the leases or estimated useful lives of the improvements, whichever is shorter. Cost of maintenance and repairs which do not improve or extend the life of the respective assets is expensed as incurred. Cost of renewals and betterments is capitalized. When assets are sold or disposed of, their cost and related accumulated depreciation are removed from the accounts and any gain or loss is reflected in current earnings.

In March 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 121 - "Accounting for the Impairment of Long Lived Assets and for Long-Lived Assets to be Disposed." This Statement establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets, to be held and used. Under such Statement, long-lived assets and certain identifiable intangibles to be held and used must be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, an estimate of the future cash flows expected to result from the use of the asset and its eventual disposition must be made. If the sum of the future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment is recognized.

Application of this Statement is required for financial statements for fiscal years beginning after December 15, 1995. Based on presently available information, management believes the application of this Statement in future years should not have a material adverse effect on the Bank's financial condition or results of operations.

LOAN-SERVICING RIGHTS SOLD

As explained in Note 18 to the financial statements, the Bank sells to R&G
servicing rights of mortgage loans originated.   Amounts received from loan-
servicing rights sold prior to July 1, 1994 are deferred and amortized over the estimated servicing period of the loans. Servicing rights on mortgage loans originated by the Bank after that date are sold to R&G once there is a commitment to sell the loans to third parties in the secondary market.

INCOME TAXES

The Bank follows an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Bank's financial statements and tax returns.

CAPITAL RESERVE

The Banking Act of the Commonwealth of Puerto Rico requires that a minimum of 10% of net income for the year be transferred to capital surplus until such surplus equals the greater of 10% of total deposits or paid-in capital.

STATEMENT OF CASH FLOWS

For purposes of the statement of cash flows, cash and due from banks are considered cash equivalents.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The reported fair values of financial instruments are based on either quoted market prices for identical or comparable instruments or estimated based on assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of risk. Accordingly, the fair values may not represent actual values of the financial instruments that could have been realized as of year end or that will be realized in the future.

NOTE 2 - ACQUISITION OF CARIBBEAN FEDERAL:

On December 22, 1992 the Bank entered into a Merger Agreement and Plan of Reorganization (the Agreement) with Caribbean Federal Savings Bank (Caribbean Federal) for the acquisition of all of Caribbean Federal's common stock. Caribbean Federal was a federally-chartered stock savings bank organized under the laws of the United States and operating in Puerto Rico. As provided by the agreement, an interim bank ("Interim") was formed as a wholly-owned subsidiary of the Bank. Effective June 30, 1993, Interim merged with Caribbean Federal resulting Caribbean Federal as the surviving corporation and wholly-owned subsidiary of the Bank. Immediately thereafter, Caribbean Federal was liquidated by way of a merger with and into the Bank. This transaction was accounted under the purchase method of accounting.

In accordance with the terms of the Agreement, the Bank paid $6,049,571, including acquisition costs, for all outstanding shares of Caribbean Federal at June 30, 1993. The fair value of the assets acquired and liabilities assumed was $79,668,000 and $73,647,000, respectively. The cost of the investment over the fair value of net assets acquired (goodwill) approximated $32,000 which is being amortized over a 10 year period.

NOTE 3 - ACQUISITION OF BRANCHES:

On June 16, 1995, the Bank entered into a Purchase and Sale of Assets and Assumption of Liabilities Agreement (the Agreement) with a commercial bank. As provided by the Agreement, the Bank purchased seven branches, including approximately $2,000,000 in assets (which excludes cash from the deposits acquired) and approximately $77,340,000 in deposits. The premium paid by the Bank over the value of deposits acquired, which was determined based on negotiations between the parties to the Agreement, approximated $1,351,000 which is being amortized over a 10 year period. Accumulated ammortization amounted to approximately $136,000 and $68,000 at June 30, 1996 and December 31, 1995, respectively.

NOTE 4 - INVESTMENT SECURITIES:

The carrying value and estimated fair value of investment securities by category are shown below. The fair value of investment securities is based on quoted market prices and dealer quotes, except for the investment in Federal Home Loan Bank (FHLB) stock which is valued at its redemption value.

                                                                                              December 31,
                                                                        ----------------------------------------------------------
                                                  June 30, 1996                     1995                         1994
                                         ----------------------------   ----------------------------  ----------------------------
   Securities Held to Maturity            Amortized cost   Fair value   Amortized cost   Fair value   Amortized cost   Fair value
   ---------------------------           ---------------   ----------   --------------   ----------   --------------   ----------
                                                                                  (Unaudited)
Puerto Rico Government obligations:
  Due within one year                       $    -         $   -          $  377,000     $  377,000     $  460,000     $  460,000
  Due from one to five years                 1,038,618      1,015,000      1,042,239      1,000,000      1,045,730        981,700
  Due over ten years                           603,528        596,029        626,807        619,307        676,446        666,618
                                            ----------     ----------     ----------     ----------    -----------    -----------
                                             1,642,146      1,611,029      2,046,046      1,996,307      2,182,176      2,108,318
                                            ----------     ----------     ----------     ----------    -----------    -----------
Corporate securities:
  Due within one year                        3,719,547      3,719,547            -              -              -              -
  Due from one to five years                 3,323,524      3,323,524            -              -              -              -
                                            ----------     ----------     ----------     ----------    -----------    -----------


                                     F-66



                                             7,043,070      7,043,070            -              -              -              -
                                            ----------     ----------     ----------     ----------    -----------    -----------
                                             8,685,216      8,654,099      2,046,046      1,996,307      2,187,176      2,108,318
                                            ----------     ----------     ----------     ----------    -----------    -----------
Mortgage backed securities:
  GNMA certificates:
    Due from one to five  years                105,694        108,117        118,268        108,197        173,796        164,302
    Due over ten years                      23,077,413     21,886,629     24,616,649     23,680,662     26,618,812     24,224,202
                                            ----------     ----------     ----------     ----------    -----------    -----------
                                            23,183,107     21,994,746     24,734,917     23,788,859     26,792,608     24,388,504
                                            ----------     ----------     ----------     ----------    -----------    -----------
Federal National Mortgage Association
 (FNMA):
  Due over ten years                        15,941,568     16,139,570     16,622,989     16,622,989     16,174,807     15,266,530
                                            ----------     ----------     ----------     ----------    -----------    -----------
Federal Home Loan Mortgage Corporation
 (FHLMC) participation certificates:
  Due from five to ten years                      -               -              -              -          659,251        677,868
  Due over ten years                           348,066        338,648        372,983        372,983     40,495,369     38,512,070
                                            ----------     ----------     ----------     ----------    -----------    -----------
                                               348,066        338,648        372,983        372,983     41,154,620     39,189,938
                                            ----------     ----------     ----------     ----------    -----------    -----------
                                           $39,472,739    $38,472,964    $43,776,935    $42,781,138    $86,304,211    $80,953,290
                                            ----------     ----------     ----------     ----------    -----------    -----------
                                            ----------     ----------     ----------     ----------    -----------    -----------

Expected maturities on debt securities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or repayment penalties.

There were no sales of securities held to maturity during 1995 and 1994, respectively. Proceeds from sales of securities and gains realized on those sales during 1993 amounted to $28,179,488 and $489,267, respectively.

                                                                                              December 31,
                                                                        -------------------------------------------------------
                                                    June 30, 1996                     1995                         1994
                                          ---------------------------   ---------------------------  --------------------------
    Securities Available for Sale         Amortized cost   Fair value   Amortized cost   Fair value  Amortized cost  Fair value
    -----------------------------         --------------   ----------   --------------   ----------  --------------  ----------
                                                                                  (Unaudited)
US Government and agencies securities      $19,527,199    $19,032,500   $       -       $      -       $      -       $      -
                                            ----------     ----------     ----------     ----------    -----------    -----------
Collateralized mortgage obligation
 residuals and other mortgage-backed
 securities                                  7,091,610      7,871,551      7,126,609      8,122,542     11,683,636     13,300,325
                                            ----------     ----------     ----------     ----------    -----------    -----------
Federal National Mortgage Association
 (FNMA)
  Due over ten years                        15,425,377     14,990,973     14,845,760     14,946,338            -              -
                                            ----------     ----------     ----------     ----------    -----------    -----------
Federal Home Loan Mortgage Corporation
 (FHLMC) participation certificates:
  Due from five to ten years                   585,531        594,462      1,122,434      1,180,194
  Due over ten years                        21,788,422     21,011,871     36,352,565     36,759,358
                                            ----------     ----------     ----------     ----------    -----------    -----------
                                            22,373,953     21,606,333     37,474,999     37,939,552            -              -
                                            ----------     ----------     ----------     ----------    -----------    -----------
                                           $64,418,139    $63,501,357    $59,447,368    $61,008,432    $11,683,636    $13,300,325
                                            ----------     ----------     ----------     ----------    -----------    -----------
                                            ----------     ----------     ----------     ----------    -----------    -----------
FHLB stock                                 $ 4,075,210    $ 4,075,210    $ 3,279,610    $ 3,279,610    $ 1,877,910    $ 1,877,910
                                            ----------     ----------     ----------     ----------    -----------    -----------
                                            ----------     ----------     ----------     ----------    -----------    -----------

The collateralized mortgage obligation residuals and other mortgage backed securities are guaranteed by R&G.

In February 1996, the Bank entered into an agreement with an unrelated investment management firm whereby such firm has been appointed as investment advisor with respect to a portin of the Bank's securities portfolio. Pursuant to such agreement, this investment advisory firm advises and recommends management on the purchase and/or sale of otherwise eligible investments as well as the execution of various hedging strategies to reduce interest rate risk, mainly through the use of various financial instruments. Such firm receives an annual management fee of .15% of the average aggregate principal amount under management of the advisory firm (payable quarterly) together with a quarterly performance fee of 25% of the net trading profits earned during each calendar
quarter.    At June 30, 1996, this investment advisory firm was managing Bank assets with a market value of approximately $31.1 million of which $12.1 million was designated for trading. Such assets were invested as follows:

                                                         June 30, 1996
                                                 ----------------------------
                                                 Amortized cost    Fair value
                                                 --------------    ----------
                                                           (Unaudited)
  Cash and due from banks                         $1,934,179       $1,934,179
                                                   ---------        ---------

  Held for trading securities:
     U.S. Treasury Bills                             397,341          397,341
     Money market investments                      9,698,883        9,698,883
                                                   ---------        ---------

                                                  10,096,224       10,096,224
                                                  ----------       ----------

  Available for sale securities:
     U.S. Government and agencies securities      19,527,199       19,032,500
                                                  ----------       ----------

                                                 $31,557,602      $31,062,903
                                                  ----------       ----------
                                                  ----------       ----------

The above available for sale securities are being hedged with financial futures contracts which are settled on a quarterly basis based on US Treasury securities and Eurodollars. Such firm also executes hedging strategies on behalf of the Bank for all mortgage backed securities (excluding CMO's) which are available for sale. Mortgage backed securities available for sale for which hedging contracts are made had a fair value of approximately $36.5 million at June 30, 1996. Contracts made are recorded at fair value within investments available for sale. If at the inception of the futures contracts it is not probable a high correlation (80-125%) exists between changes in the market value of the hedged securities and changes in the market value of the futures contracts, gains or losses on such contracts are reported in the statement of income as part of the net gain on trading. When at the inception of the contracts it is probable a high correlation (80-125%) exists between changes in the market value of the futures contracts and changes in the fair value of the available for sale securities, gains or losses on such contracts are reported as part of the unrealized gains or losses on available for sale securities in stockholders' equity. After inception of the contracts, management periodically evaluates the results of futures contracts accounted for as hedges to determine if high correlation is being achieved. If management's periodic evaluations indicate high correlation has not ocurred, a related gain or loss is recognized in income for the period to the extent the results of the futures contracts have not been offset by changes in the fair values of the available for sale securities since inception of the contracts. At
June 30, 1996 no futures contracts were outstanding.

Proceeds from sales of securities available for sale during the six month periods ended June 30, 1996 and 1995 were $14,281,780 and $4,670,977, respectively. Gross gains of $329,225 and $470,092, respectively, were realialized on those sales; no losses were realized.

Proceeds from sales of securities available for sale (sold to R&G) and gains realized on those sales during 1995 amounted to $4,670,977 and $470,092, respectively. The aggregate proceeds from the sale of investment securities available for sale during 1994 amounted to approximately $3,691,000. There were no gains or losses realized on these sales during 1994.

Unrealized gains and losses of securities held to maturity and available for sale follows:

                                                                                  December 31,
                                                                   --------------------------------------------------------
                                             June 30, 1996                    1995                          1994
                                             -------------                    ----                          ----
                                            Gross unrealized              Gross unrealized              Gross unrealized
                                            ----------------              ----------------              ----------------
                                          Gains         Losses          Gains         Losses          Gains         Losses
                                          -----         ------          -----         ------          -----         ------
                                                                                   (Unaudited)
Securities held to maturity:

  Puerto Rico and United States
   Government obligations              $    -       ($  31,119)  $      -          ($49,739)    $      -      ($   73,858)

  Mortgage-backed securities            265,269     (1,265,042)                     (946,058)                   (5,277,064)
                                       --------     ----------    -----------       --------     ----------     ----------
                                       $265,269    ($1,296,161)   $      -         ($995,797)    $      -      ($5,350,922)
                                       --------     ----------    -----------       --------     ----------     ----------
                                       --------     ----------    -----------       --------     ----------     ----------


                                                                                  December 31
                                                                   ------------------------------------------------------
                                             June 30, 1996                    1995                          1994
                                             -------------                    ----                          ----
                                            Gross unrealized               Gross unrealized              Gross unrealized
                                            ----------------               ----------------              ----------------
                                          Gains         Losses          Gains         Losses          Gains        Losses
                                          -----         ------          -----         ------          -----        ------
                                                                                   (Unaudited)

Securities available for sale:

  U.S. Government and
   agencies securities                 $    -      ($  494,699)    $      -         $    -         $   -        $      -

  Mortgage-backed securities            848,516     (1,270,599)     1,744,790       (183,726)          -        (1,616,689)
                                       --------     ----------    -----------       --------     ----------     ----------

                                      ($848,516)   ($1,765,298)    $1,744,790      ($183,726)      $           ($1,616,689)
                                       --------     ----------    -----------       --------     ----------     ----------
                                       --------     ----------    -----------       --------     ----------     ----------

NOTE 5 - PLEDGED ASSETS:

Investment securities, mortgage loans and deposits at interest with banks amounting to approximately $173,863,000 and $120,741,000 are pledged at June 30, 1996 December 31, 1995 to secure irrevocable standby letters of credit serving as collateral of certificates of deposit, advances from the FHLB, notes payable and subordinated notes.

NOTE 6 - LOANS AND ALLOWANCE FOR LOAN LOSSES:

The composition of the loan portfolio is as follows:

                                                                       DECEMBER 31,
                                                              -----------------------------
                                             JUNE 30, 1996       1995            1994
                                             ------------     ------------     ------------
                                              (Unaudited)
Real estate loans:
     Residential - first mortgage            $325,442,432     $227,341,521     $194,707,115
     Residential - second mortgage             14,377,467       14,371,526       13,298,580
     Construction                               7,991,512       15,045,844       12,038,774
     Commercial                                71,778,065       65,946,530       44,092,487
                                             ------------     ------------     ------------
                                              419,589,476      322,705,421      264,136,956

Undisbursed portion of loans in process        (2,795,132)      (5,726,693)      (5,945,295)
Net deferred loan fees                            (96,864)        (265,768)        (424,377)
                                             ------------     ------------     ------------
                                              416,697,480      316,712,960      257,767,284
                                             ------------     ------------     ------------
Other loans:
     Commercial                                33,289,651       27,816,427       14,102,191
     Consumer:
     Loans secured by deposits                  8,934,114        7,496,575        5,828,564
     Other                                     91,038,251       70,560,722       29,278,496
     Unamortized discount                        (298,719)        (383,216)        (590,939)
     Unearned interest                         (1,106,458)      (1,448,139)      (1,884,298)
                                             ------------     ------------     ------------
                                              131,856,839      104,042,369       46,734,014
                                             ------------     ------------     ------------
     Total loans                              548,554,319      420,755,329      304,501,298
Allowance for loan losses                      (3,201,627)      (3,510,251)      (2,887,099)
                                             ------------     ------------     ------------
                                             $545,352,692     $417,245,078     $301,614,199
                                             ------------     ------------     ------------
                                             ------------     ------------     ------------

As of June 30, 1996 loans on which the accrual of interest income had been discontinued amounted to approximately $13,221,000. The additional interest income that would have been recognized during the six month period then ended totalled approximately $284,000. As discussed in note 26 to the financial statements, it is possible that additional non-accuring loans of approxiately $3.2 million were existent at June 30, 1996.

As of December 31, 1995, loans on which the accrual of interest income had been discontinued amounted to approximately $10,032,000 (1994 - $6,002,000; 1993 - $5,538,000). The additional interest income that would have been recognized during 1995 had these loans been accruing interest amounted to approximately $823,000 (1994 - $562,000; 1993 - $441,000). The Bank has no material commitments to lend additional funds to borrowers whose loans were in non-accruing status at December 31, 1995.

The Bank originates adjustable and fixed interest rate loans. At December 31, 1995 adjustable and fixed rate loans amounted to approximately $60,221,000 and $362,631,000, respectively. The adjustable rate loans have interest rate adjustment limitations and are generally tied to various market indexes.

Loans held for sale amount to $8,291,600 and $9,329,694 at June 30, 1996 and December 31, 1995, respectively (1994 - $15,142,305). At June 30, 1996 and
December 31, 1995 the related fair value was above cost by approximately $57,000 and $201,000, respectively. At December 31, 1994 the fair value was below cost by approximately $856,000 and the Bank recorded a related valuation allowance.

At December 31, 1995, 1994 and 1993, mortgage loans serviced by other institutions for the benefit of the Bank amounted to approximately $256,547,000, $229,370,000 and $185,568,000, respectively (including $250,147,000 by R&G in
1995, $221,680,000 in 1994 and $176,155,000 in 1993).

In December 1995, the Bank sold approximately $55,156,000 mortgage loans to various commercial banks at a gain of approximately $1,119,000.

The changes in the allowance for loan losses follow:

                                 Six month period ended
                                        June 30,                     Year ended December 31,
                                  1996            1995           1995        1994           1993
                                ----------     ----------     ----------    ---------     ----------
                                     (Unaudited)
Balance, beginning of year      $3,510,251     $2,887,099     $2,887,099   $3,028,541     $1,230,329
Provision (credit) for loan
 losses                            356,525        (50,000)       950,000        -              -
Allowance for acquired loans         -              -              -            -          1,682,734
Loans charged-off                 (770,808)      (196,598)      (508,946)    (100,142)      (118,004)
Recoveries                         105,659        107,318          -            -            262,438
Other                                -              -            182,098      (41,300)       (28,956)
                                ----------     ----------     ----------    ---------     ----------
Balance, end of year            $3,201,627     $2,747,819     $3,510,251   $2,887,099     $3,028,541
                                ----------     ----------     ----------    ---------     ----------
                                ----------     ----------     ----------    ---------     ----------

NOTE 7 - ACCRUED INTEREST RECEIVABLE:

Accrued interest receivable consists of the following:

                                                    December 31,
                               JUNE 30, 1996      1995           1994
                                ----------     ----------     ----------
                               (Unaudited)
Loans                           $4,233,999     $3,441,208     $2,251,397
Mortgage-backed securities         490,781        520,256        565,124
Investment securities              512,338         41,856         44,114
Other                               28,882         48,382          9,924
                                ----------     ----------     ----------
                                $5,266,000     $4,051,702     $2,870,559
                                ----------     ----------     ----------
                                ----------     ----------     ----------

NOTE 8 - PREMISES AND EQUIPMENT:

Premises and equipment consist of:

                                Estimated
                               useful lives                          December 31,
                                  (YEARS)     JUNE 30, 1996       1995          1994
                               -------------  -------------    ----------    -----------
                                (Unaudited)
Land and building                   40         $  200,000       $  200,000    $  200,000
Furniture and equipment              5          6,022,342        5,650,388     4,440,015
Leasehold improvements              10          2,742,259        2,544,588     1,439,229
Autos                                5             27,900           27,900        27,900
                                               ----------       ----------    ----------
                                                8,992,501        8,422,876     6,107,144
LESS - Accumulated depreciation and
 amortization                                  (4,091,228)      (3,443,928)   (2,688,301)
                                               ----------       ----------    ----------
                                               $4,901,273       $4,978,948    $3,418,843
                                               ----------       ----------    ----------
                                               ----------       ----------    ----------

NOTE 9 - OTHER ASSETS:
Other assets consist of:

                                                              December 31,
                                      JUNE 30, 1996       1995           1994
                                      -------------    ----------    ----------
                                       (Unaudited)
Accounts receivable                    $ 2,115,074     $2,425,499     $1,475,326
Deferred charges                           993,872        732,407        573,259
Foreclosed real estate held for sale       995,049        259,882        343,370
Prepaid expenses                           990,397        449,071        428,677
Goodwill and other intangibles           1,436,245      1,520,362        280,277
Other                                    1,100,921        208,074        115,276
                                        ----------     ----------     ----------
                                        $7,631,558     $5,595,295     $3,216,185
                                        ----------     ----------     ----------
                                        ----------     ----------     ----------

NOTE 10 - DEPOSITS AND RELATED INTEREST EXPENSE:
Deposits are summarized as follows:

                                                                            December 31,
                                                    JUNE 30, 1996      1995             1994
                                                    ------------   ------------    ------------
                                                     (Unaudited)
Passbook savings                                     $73,602,930    $ 73,471,042   $ 44,392,993
                                                     -----------    ------------   ------------

NOW accounts                                          22,633,889      21,233,410     16,600,752
Super NOW accounts                                    56,172,235      52,405,683     46,740,513
Regular checking accounts (non-interest bearing)      17,077,942      19,073,123      3,147,900
Commercial checking accounts (non-interest bearing)   34,892,985      33,925,790     32,408,079
                                                    ------------    ------------   ------------
                                                     126,638,006     98,897,244     130,777,051
                                                    ------------    ------------   ------------
Certificates of deposit:
     Under $100,000                                  211,781,812     194,657,528    127,598,479
     $100,000 and over                               145,581,288     122,144,426    108,094,229
                                                    ------------    ------------   ------------
                                                     357,363,100     316,801,954    235,692,708
                                                    ------------    ------------   ------------
                                                     561,743,081     516,911,002    378,982,945

Accrued interest payable                               1,404,284       1,275,561      1,165,469
                                                    ------------    ------------   ------------
                                                    $563,147,365    $518,186,563   $380,148,414
                                                    ------------    ------------   ------------
                                                    ------------    ------------   ------------

At June 30, 1996 the weighted average stated interest rate on all deposits was 5.02%. The weighted average stated interest rate on all deposits at December 31, 1995 and 1994 was 5.03% and 4.85%, respectively.

Scheduled maturities of certificates of deposits at December 31, 1995 are as follows:

      Year ending
      DECEMBER 31,
     --------------
        1996               $238,040,541
        1997                 19,607,763
        1998                 14,707,209
        1999                 25,520,045
        2000                 14,298,373
        Thereafter            4,628,023
                           ------------
         Total             $316,801,954
                           ------------
                           ------------

Deposit accounts at June 30, 1996 and December 31, 1995, include approximately $16,447,000 and $13,948,000, respectively (1994 - $10,039,000), of escrow funds of mortgage loans serviced by R&G.

At December 31, 1995, the Bank has pledged approximately $1,542,000 in securities with a market value of approximately $1,493,000 to collateralize public funds totalling approximately $1,450,000.

Interest expense on deposits is comprised of the following:


                               Six month
                              period ended
                                 JUNE 30,                        Year ended December 31,
                             1996            1995           1995           1994          1993
                         -----------     ----------     -----------    -----------    ----------
                          (Unaudited)
Passbook                 $ 1,378,964     $  828,853     $ 2,201,299    $ 1,629,618    $1,290,034
NOW and Super
 NOW accounts              1,460,960      1,126,341       2,497,973      2,513,848     1,756,754
Certificates of deposit   10,194,327      7,929,207      17,363,594     10,252,760     6,930,539
                         -----------     ----------     -----------    -----------    ----------
                         $13,034,251     $9,884,401     $22,062,866    $14,396,226    $9,977,327
                         -----------     ----------     -----------    -----------    ----------
                         -----------     ----------     -----------    -----------    ----------

NOTE 11 - SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE:

At June 30, 1996 securities sold under agreements to repurchase totalled $10,200,000 with accrued interest payable of $40,205.

Securities sold under agreements to repurchase as of December 31, 1995 amount to $10,525,000 (1994 - $11,566,000) bearing interest at 5.11% (1994 - 4.90 to
4.92%) and with accrued interest payable amounting to $47,807 (1994 - $73,326). These agreements mature within thirty days.

Information on securities sold under agreements to repurchase follows:

                                                         1995           1994
                                                      -----------    -----------
Maximum aggregate balance outstanding
 at any month end                                     $14,673,000    $22,272,000
                                                      -----------    -----------
                                                      -----------    -----------
Average aggregate balance outstanding                 $ 7,737,583    $ 9,723,833
                                                      -----------    -----------
                                                      -----------    -----------

Weighted average interest rate:
     For the year                                            5.16%          3.98%
     At December 31                                          5.11%          4.91%
Carrying value of securities sold under agreements
 to repurchase                                        $10,719,629    $12,911,682
                                                      -----------    -----------
                                                      -----------    -----------
Approximate market value of securities sold under
 agreements to repurchase                             $10,872,213    $11,830,079
                                                      -----------    -----------
                                                      -----------    -----------

Since repurchase agreements are short-term commitments to borrow funds, they can be assumed to reprice at least quarterly. Therefore, the outstanding balance of repurchase agreements is estimated to be its fair value.

The Bank has no unsecured lines of credit available as of June 30, 1996 and December 31, 1995.

NOTE 12 - NOTES PAYABLE:

Notes payable outstanding consist of the following:


                                                                            December 31,
                                                                      ----------------------
                                                    June 30, 1996     1995              1994
                                                    --------------    ----              ----
                                                     (Unaudited)
Promissory notes maturing in 1997 paying
semiannual interest at a fixed annual rate
of 4.67%.                                           $ 50,000,000     $     -           $     -

Promissory notes maturing in 1999 paying
semiannual interests at fixed annual rates
ranging from 6.20% to 7.15%                           23,600,000      23,600,000        23,600,000

Promissory notes maturing in 2000 paying
semiannual interests at fixed annual rates
ranging from 5.55% to 5.67%                           15,000,000      15,000,000             -

Promissory note maturing in 2000 paying
quarterly interest at a floating rate of 84%
of the three month LIBOR rate less .125%              10,000,000      10,000,000             -

Promissory note maturing in 2003 paying
semiannual interest at a fixed annual rate
of 5.50%                                               2,400,000       2,400,000             -
                                                   -------------     -----------       -----------
                                                    $101,000,000     $51,000,000       $23,600,000
                                                   -------------     -----------       -----------
                                                   -------------     -----------       -----------


Certain promissory notes include pledge agreements in which the Bank has pledged certain negotiable securities as a guarantee for payment of some of the notes totalling $41,000,000. The pledge agreements provide that the value of the pledged securities must not fall below 105% of the principal balance of the promissory note plus accrued interest on such amount. In the event that the securities' value fall below the stated percentage, the Bank must deliver additional negotiable securities. As June 30, 1996 securities pledged in compliance with this requirement consist of mortgage backed securities with a carying value of approximately $45,602,000 and approximate market value of $45,047,000. At December 31, 1995 securities pledged in compliance with this requirement consist of mortgage backed securities with a carrying value of approximately $44,866,000 and approximate market value of $44,339,000. At December 31, 1995 floating rate notes of $10,000,000 are guaranteed by letters of credit issued by the FHLB -NY.

NOTE 13 - ADVANCES FROM THE FEDERAL HOME LOAN BANK OF NEW YORK (FHLB-NY):

Advances from  the FHLB-NY are as follows:


                                                                                     December 31,
                                             Interest       June 30,                 ------------
       Maturity                                rate          1996                  1995         1994
       --------                                ----          ----                  ----         ----
                                                         (Unaudited)
       September 28, 1995                         4.68    $      -           $     -       $ 2,500,000
       September 30, 1995                         4.70           -                 -         3,500,000
       November 25, 1995                          6.79           -                 -         1,500,000
       April 23, 1996                             7.21           -            1,000,000      1,000,000
       August 15, 1996                            6.65      5,000,000         5,000,000      5,000,000
       August 28, 1996                            5.67      6,000,000              -              -
       Market value adjustment                                   -                7,135         67,834
                                                          -----------        ----------    -----------
                                                          $11,000,000        $6,007,135    $13,567,834
                                                          -----------        ----------    -----------
                                                          -----------        ----------    -----------

       Weighted average stated interest rate                    6.12%             6.74%          5.84%
                                                                -----             -----          -----
                                                                -----             -----          -----


Advances are received from the FHLB - NY under an Advances, Collateral Pledge and Security Agreement (the "Agreement"). Under the Agreement, the Bank is required to maintain a minimum amount of qualifying collateral with a market value of at least equal to 110% of the outstanding advances. In addition, the Bank maintains standby letters of credit with the FHLB - NY amounting to approximately $73,822,000 and $17,492,000 at June 30, 1996 and December 31, 1996, respectively.

At June 30, 1996 and December 31, 1995, specified collateral (in form of first mortgages notes and cash deposits) amounting to approximately $113,547,000 and $62,263,000, respectively, were pledged to the FHLB - NY as part of the Agreement and to secure standby letters of credit. At June 30, 1996 and December 31, 1995 the market value of the collateral indicated above was sufficient to comply with the provisions of the Agreement. The market value adjustment to the face value of the Advances from the FHLB - NY represents an allocation of a portion of the excess price paid to acquire Caribbean Federal (See Note 2).

The aggregate maturities of FHLB - NY advances are as follows:

         Year
         ----
                                         December 31,
                                         -------------
                   June 30, 1996      1995            1994
                   -------------      ----            ----
                    (Unaudited)

          1995      $     -        $    -         $ 7,500,000
          1996       11,000,000     6,000,000       6,000,000
                    -----------    ----------     -----------
                    $11,000,000    $6,000,000     $13,500,000
                    -----------    ----------     -----------
                    -----------    ----------     -----------

NOTE 14 - SUBORDINATED NOTES:

On June 14, 1991 the Bank issued $3,250,000 in subordinated capital notes bearing interest at 8% payable quarterly. These notes are guaranteed by an irrevocable transferable letter of credit issued by a commercial bank, by R&G, and by the personal guaranty of the sole stockholder of R&G. The Bank shall deposit in seven equal annual installments beginning in September 1992 with a trustee for credit to an established sinking fund account cash or a permitted investment in an amount sufficient to retire one-seventh (1/7) or $464,286, of the aggregate principal amount. Likewise, the letter of credit is reduced in equal proportion to the deposits in such sinking fund.

Investments deposited in the Trust as of December 31, 1995 in compliance with this requirement consist of FHLMC Participation Certificates with a carrying value of approximately $1,232,000 (1994 - $1,057,000) and approximate market value of $1,294,000 (1994 - $1,079,000) and $1,232,000 (1994 - $768,000) in
special deposit accounts.

NOTE 15 - INCOME TAXES:

Prior to the conversion to a Puerto Rico chartered commercial bank on November 30, 1994, the Bank as a corporation organized under the laws of the United States, was subject to United States income tax with respect to all of its income including income from sources within Puerto Rico. For United States income tax purposes the Bank elected to be treated as a possessions corporation pursuant to Section 936 of the Internal Revenue Code of 1986 (the "Code").
Section 936 of the Code allowed the Bank to claim a credit, (the "Section 936 Credit"), subject to qualification of the source and nature of the income and certain other limitations, for the United States income tax on income derived from sources outside of the United States that was attributable to the active conduct of a trade or business in Puerto

Rico ("Qualifying Income").

The credit granted under Section 936 was a full credit against the United States income tax imposed on Qualifying Income. The Section 936 credit, as described, has been claimed by the Bank for its taxable years beginning before November 30, 1994 therefore resulting in no United States income taxation on its Qualifying Income.

For Puerto Rico income tax purposes prior to the conversion, the Bank was taxed as a foreign corporation engaged in a trade or business in Puerto Rico. As such, the Bank was subject to Puerto Rico income tax on all of its income from sources within Puerto Rico and income from sources outside Puerto Rico that was effectively connected with its Puerto Rico business.

As a Puerto Rico chartered commercial bank, the Bank is subject to Puerto Rico income tax on its income derived from all sources. The Bank is also subject to United States income taxes on certain types of income from sources in the United States. However, any United States income tax paid by the Bank is, subject to certain conditions and limitations, creditable as a foreign tax credit against its Puerto Rico income tax liability.

Under the Puerto Rico tax law the Bank's tax liability will be the greater of the tax computed under the regular tax system or the alternative minimum tax
(AMT) system. The AMT is imposed at 22% on regular taxable income after certain adjustments for "preference items." An AMT credit may be claimed in future years for tax paid on an AMT basis in excess of the regular tax basis.

A reconciliation of the provision for Puerto Rico income taxes computed by applying the statutory tax rate to the tax expense as reported on financial statements is as follows:

                                                       Year ended December 31,
                                             1995                1994                1993
                                             ----                ----                ----
                                                   % of                 % of                % of
                                                  Pre-tax              Pre-tax             Pre-tax
                                        Amount    Income    Amount     Income    Amount    Income
                                        ------    ------    ------     ------    ------    ------
Computed income tax at statutory rate  $4,108       42%    $2,594         42%   $4,171        42%
Effect on provision of:
 Exempt interest income                (1,391)     (14)    (1,183)       (19)     (402)       (4)
 Nondeductible expenses                   293        3      1,070         17       253         2
 Other reconciling items - net            (69)      (1)        36          1        35         1
                                        -----       --      -----      -----      ----       ---
                                       $2,941       30%    $2,517         41%   $4,057        41%
                                       ------      ---     ------        ---    ------       ---
                                       ------      ---     ------        ---    ------       ---

Deferred tax (assets) liabilities are as follows:


                                                                              December 31,
     Temporary difference                             June 30, 1996        1995           1994
     --------------------                             -------------        ----           ----
                                                       (Unaudited)
Deferred net loan origination fees                       $ 19,262     ($103,650)   ($   65,836)
Collateralized mortgage obligation residuals              921,937     1,310,350        958,501
Valuation allowance for loans held for sale                 -            -            (333,775)
Valuation allowance for securities available for sale    (357,545)      608,815        630,509
Other foreclosed property reserve                         (29,435)      (12,479)       -
                                                         --------    ----------     ----------
Total deferred tax liability, net                        $554,219    $1,803,036     $1,189,399
                                                         --------    ----------     ----------
                                                         --------    ----------     ----------


In October 1994, a Puerto Rico Tax Reform Act (the Reform) was approved to amend existing tax laws into the "1994 Puerto Rico Internal Revenue Code." The Reform, among other changes, incorporates tax rate reductions for corporations effective for taxable years beginning after June 30, 1995. The normal tax rate is reduced from 22% to 20% and the maximum combined tax rate (normal and surtax) is reduced from 42% to 39%. In addition, the Reform incorporates new accelerated methods of depreciation, repeals the reserve method for bad debts deduction, and changes the rules for income tax withholdings at source for certain payments. Management believes, based on presently available information, that the Reform will not have an adverse effect on the Bank's financial condition or results of operations.

NOTE 16 - STOCKHOLDERS' EQUITY:

On January 20, 1994, the Bank issued 100 shares of common stock for a total of $1,309. Also, on March 10, 1994 the Bank declared a 20% stock dividend on its then outstanding 1,597,280 shares of common stock and issued 319,456 additional shares of common stock on June 15, 1994.

On November 29, 1994 the Bank issued 172,167 shares of common stock to R&G, which generated $2,000,000 of new capital.

On June 28, 1993, the Bank issued 102,058 shares of common stock for an aggregate price of approximately $1,251,000.

On April 30, 1995 and December 15, 1995, the Bank issued 200,000 shares of preferred stock on each date to R&G for a total of $10,000,000. The preferred shares are non-cumulative perpetual with liquidation preference of $25 per share. The annual dividend rate of the preferred stock is 9.50%. On December 28, 1995, the Bank declared a cash dividend on its then outstanding preferred stock totalling $348,333.

NOTE 17 - REGULATORY MATTERS:

As a result of the conversion from a savings bank to a commercial bank, the Bank is now subject to supervision, examination, and regulation by the Office of the Commissioner of Financial Institutions of Puerto Rico and the Federal Deposit Insurance Corporation (FDIC), which insures Bank deposits through the Savings Association Insurance Fund (SAIF) up to applicable limits.

The FDIC capital standards for state chartered commercial banks require that banks must maintain a minimum leverage ratio of Tier 1 (or core) capital to total assets of at least 3% for the most highly - rated banks (i.e., those with a composite CAMEL rating of 1 under the rating system established by the Federal Financial Institutions Examination Council). The minimum leverage capital requirement for all other state commercial banks shall be 3% plus an additional cushion of at least 100 to 200 basis points and, therefore, shall consist of a ratio of Tier 1 capital to total assets of not less than 4%. In addition to the minimum leverage capital standards, state non-member banks generally are required to maintain a minimum ratio of qualifying total capital to risk-weighted assets of 8%, with at least one-half of that total capital amount consisting of Tier 1 capital. The total amount of risk-weighted assets is computed by applying risk weighing factors to the Bank's assets, which vary from 0% to 100% depending on the nature of the assets.

Pursuant to provisions in the Federal Deposit Insurance Company Improvement Act of 1991 (FDICIA), each federal banking agency was required to revise its risk-based capital standards to take adequate amount of interest rate risk, concentration of credit risk and the risk of non-traditional activities. No final rule incorporating these risks has being promulgated by the FDIC. An FDIC insured state chartered commercial bank is well capitalized if: (i) has a total leverage ratio of 5.0 percent or greater; (ii) has a total risk-based capital ratio of 10.0% or greater; and (iii) has a Tier 1 risk-based capital ratio of 6.0% or greater. Tier 1 risk-based capital ratio means the ratio of Tier 1 capital to risk-weighted assets.

At June 30, 1996, the Bank's regulatory capital position was as follows:


                                                            (Unaudited)
                                     % to Total    Risk      % to Total    Tier 1     % to Total
                             Core     Adjusted     Based      Adjusted   Risk Based    Weighted
                           Capital     Assets     Capital      Assets     Capital       Assets
                           -------     ------     -------      ------     -------       ------

Actual                     $45,107        6.09     $49,490       11.02      $45,107       10.04

Regulatory requirement      44,405        5.00      44,918       10.00       26,951        6.00
                          --------       -----     -------       -----      -------       -----

Excess                    $    702        1.09     $ 4,572        1.02      $18,156        4.04
                          --------       -----     -------       -----      -------       -----
                          --------       -----     -------       -----      -------       -----

At December 31, 1995, the Bank's regulatory capital position was as follows:

                                                            (Unaudited)
                                     % to Total     Risk     % to Total    Tier 1    % to Total
                          Leverage    Adjusted      Based     Adjusted   Risk Based    Weighted
                          Capital      Assets      Capital     Assets      Capital      Assets
                          -------       -----      -------     ------      -------      ------
Actual                     $39,835        6.25     $44,113       11.66      $39,835       10.53

Regulatory requirement      31,848        5.00      37,825       10.00       22,694        6.00
                          --------       -----     -------       -----      -------       -----

Excess                     $ 7,987        1.25     $ 6,288        1.66      $17,141        4.53
                          --------       -----     -------       -----      -------       -----
                          --------       -----     -------       -----      -------       -----



On September 1995, the United States Congress Banking Committee proposed a legislation to recapitalize the FDIC administered SAIF. The proposed Bill would require a one-time charge to SAIF-insured institutions of approximately $6.6 billion, or approximately $.85 to $.90 per $100.00 of assessable deposits as of March 31, 1995. As of February 2, 1996 the proposed legislation has not been approved. If the proposed assessment is approved based on deposits as of March 31, 1995 as proposed, management estimates that the Bank's share of the one time assessment will approximate $3,100,000 (approximately $1.9 million net of tax) and accordingly, management believes the proposed assessment, if approved, will not have a material adverse effect on the Bank financial condition or regulatory capital position, although it may adversely affect results of operations in the year of the assessment.

NOTE 18 - RELATED PARTY TRANSACTIONS:

The Bank entered into several agreements with R&G effective February 16, 1990. Under these agreements R&G assists the Bank in the underwriting for mortgage loans originations and provides servicing and securitization services while the Bank provides R&G custodial services. Pursuant to these agreements, fees from loans originated are allocated between the Bank and R&G. R&G subsequently services the mortgage loans for the benefit of the Bank, and provides securitization services to sell certain mortgage loans in the secondary market; once the Bank has a commitment to sell loans, servicing rights of mortgage loans originated by the Bank are sold to R&G. In addition, the Bank collects mortgage payments on behalf of R&G for which it charges a fee.

In connection with these agreements, proceeds from the sale of servicing rights and custodial fees amounted to approximately $366,000 and $162,000, respectively (1994 - $884,000 and $161,000; 1993 - $1,792,000 and $175,000). Collection fees charged to R&G in 1995 and 1994 amounted to $122,000 and $98,000, respectively. Disbursements for servicing and securitization services amounted to approximately $560,000 and $236,000, respectively (1994 - $499,000 and $139,000;
1993 - $390,000 and $309,000). Data processing services amounted to approximately $149,000 and $308,000 in 1995.

In 1994, the Bank entered into a lease agreement with an affiliate for office space. In connection with this lease, the Bank incurred rent expense of approximately $312,000 for the year ended December 31, 1995 (1994 - $288,000).

Beginning in 1995, R&G also assists the Bank in the origination of certain consumer loans and charges the Bank a 2% commission on consumer loans originated on behalf of the Bank. Total commissions paid to R&G for consumer loan originations totalled approximately $308,000 in 1995.

As discussed in Note 6 to the financial statements, in December 1995, the Bank sold approximately $55 million mortgage loans to various commercial banks. As part of the transaction, the Bank sold for approximately $292,000 the excess servicing from the loans sold to R&G and R&G received an option to repurchase loans sold in groups of no less than $1,000,000 after a one year period, at a 50 basis points premium of the outstanding balance of any loans repurchased. The Bank does not have any recourse commitment as a result of the transaction.

Loans to directors, officers and employees of the Bank were made in the ordinary course of business. Interest rates on such loans were substantially the same as those prevailing at the time for comparable transactions with unrelated parties and did not involve more than a normal risk of collectibility. The aggregate amount of loans outstanding to officers, directors and employees of the Bank as of December 31, 1995 and 1994 and the aggregate activity for each of the years then ended, were as follows:

     Balance as of December 31, 1993             $1,352,539
     Loan originations                              155,013
     Loan repayments                               (631,107)
                                                  ---------
     Balance as of December 31, 1994                876,445
     Loan originations                              609,638
     Loan repayments                               (216,496)
                                                  ---------
     Balance as of December 31,1995               1,269,587
     Loan originations (unaudited)                  235,000
     Loan repayments (unaudited)                   (792,855)
                                                  ---------
     Balance of June 30, 1996 (unaudited)        $  711,732
                                                  ---------
                                                  ---------

NOTE 19 - OTHER EXPENSES:

Other expenses consist of:


                                                  Six month period ended
                                                            June 30,                    Year ended December 31,
                                                      1996           1995          1995          1994           1993
                                                      ----           ----          ----          ----           ----
                                                              (Unaudited)
Fees and expenses - directors and officers     $    30,500    $    22,700    $   47,395    $   52,269    $    43,400
Advertising and related                            441,660        283,219       744,777       535,214        355,945
Loan servicing fees                                324,776        318,699       820,527       655,289        698,698
Stationery and supplies                            185,404        123,610       409,016       279,969        186,057
Telephone                                          308,348        151,336       417,389       376,159        199,612
Municipal license and other taxes                  440,630        315,692       766,149       463,860        324,281
Bank account service charges                        46,785         42,285        88,746        84,763         66,638
Check printing costs                               203,642        169,015       409,445       240,358        223,608
Other                                            1,220,621        687,961     2,047,127     1,260,189        826,826
                                                ----------     ----------    ----------    ----------     ----------
Total                                           $3,202,366     $2,114,517    $5,750,571    $3,948,070     $2,925,065
                                                ----------     ----------    ----------    ----------     ----------
                                                ----------     ----------    ----------    ----------     ----------

NOTE 20 - STOCK COMPENSATION PROGRAM:

On October 30, 1986, the Bank's Board of Directors adopted a Key Employee Stock Compensation Program which was ratified by the majority of the stockholders on April 23, 1987. The program covers a number of shares not to exceed 10% of the number of shares issued in the conversion. At June 30, 1996 and December 31, 1995, there are no stock options which are exercisable.

NOTE 21 - PROFIT SHARING PLAN:

The Bank established in 1993 a profit sharing plan which covers substantially all regular employees. Annual contributions to this plan are based on matching percentages depending on the employee years of service and, at the option of the Bank, on operational income. Contributions to this plan during 1995 amounted to $23,544 (1994 - $54,467).

NOTE 22 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET
    RISK AND CONCENTRATIONS OF CREDIT RISK:

In the normal course of business the Bank uses various off-balance sheet financial instruments to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include loan commitments and interest rate swaps and caps. These instruments involve, to varying degrees, elements of credit and interest rate in excess of the amount recognized in the statement of financial condition. The contract or notional amounts of these instruments, which are not included in the statement of financial condition, are an indicator of the Bank's activities in particular classes of financial instruments.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments as it does for on-balance sheet instruments. For interest rate swaps and caps, the contract or notional amounts do not represent exposure to credit loss. Instead, the amount potentially subject to credit loss is substantially less.

Contractual commitments to extend credit are legally binding agreements to lend money to customers at predetermined interest rates for a specified period of time. Since many of the loan commitments may expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. To extend credit the Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty.

Interest rate swap agreements involve the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principal. Entering into interest rate agreements involves the risk of dealing with counterparties and their ability to meet the terms of the contracts, and also the interest rate risk associated with unmatched positions.

The total amounts of financial instruments with off-balance sheet risk follows:

    Financial instruments whose contract amounts represent potential credit risk:

    Commitments to extend credit excluding the undisbursed portion of loans in process:

                                                              December 31,
                                                          1995           1994
                                                          ----           ----
      Commitments to originate loans                  $12,037,063    $         -

      Unused lines of credit                          $ 5,991,183    $ 1,184,976

      Financial instruments whose notional or
       contractual amounts exceed the amount
       of potential credit risk:

         Interest rate swap contracts                 $35,000,000    $25,000,000
                                                      -----------    -----------
                                                      -----------    -----------
         Interest rate caps                           $         -    $ 3,440,000
                                                      -----------    -----------
                                                      -----------    -----------

A detail of interest rate swaps at December 31, 1995 follows:

      Notional                               Pay Fixed             Receive
        Amount            Maturity              Rate            Rate Floating
        ------           ---------              ----            -------------

   $ 5,000,000         August 27, 1996           4.50%         3 months Libor
     5,000,000       September 30, 1996          4.49%         3 months Libor
     5,000,000        October 19, 1996           4.42%         3 months Libor
    10,000,000       September 2, 1997           6.60%         3 months Libor
    10,000,000        October 24, 2000           5.20%         3 months Libid

The following table summarizes the changes in notional amounts of swaps outstanding during 1995:

                   Beginning balance                 $25,000,000
                   New swaps                          10,000,000
                   Maturities                            -
                                                     -----------

                   Ending balance                    $35,000,000
                                                     -----------
                                                     -----------

As of December 31, 1995, interest rate swap maturities are as follows:

                   1996                              $15,000,000
                   1997                               10,000,000
                   2000                               10,000,000
                                                     -----------

                                                     $35,000,000
                                                     -----------
                                                     -----------

Net interest settlements on swap agreements are recorded as an adjustment to interest expense on deposis. Net interest payments and receipts totalled approximately $10,300 and $115,000, respectively, during the six month periods ended June 30, 1996 and 1995, respectively. Net interest receipts amounted to approximately $187,000 during 1995; net payments amounted to approximately $65,000 and $387,000 during 1994 and 1993, respectively.

An interest cap is a guarantee given by one party to another party, in exchange for a premium, to ensure that if interest rates rise above an agreed upon protected rate (in the Bank's case, the LIBOR rate) the issuer of the cap will pay to the purchaser the difference between the market rate and the protected rate. As of December 31, 1994, the Bank had outstanding interest rate caps having a total notional amount of $3,440,000 which matured in 1995.

The Bank's lending area is Puerto Rico. The Bank had no significant concentration of credit risk in any specific industry in its loan portfolio as of December 31, 1995 and 1994.

NOTE 23 - SUPPLEMENTAL DISCLOSURE ON THE STATEMENT OF CASH FLOWS:

During the year ended December 31, 1995, the Bank paid interest amounting to approximately $26,403,000 (1994 - $16,238,000; 1993 - $10,808,000) on deposits and other borrowings. Income tax payments made during 1995 totalled approximately $1,820,000 (1994 - $5,696,000; 1993 $1,837,000).

During 1995 the Bank retained for investment $17,630,721 of mortgage loans securitized from its own loan portfolio (1994 - $51,492,000, 1993 - $0).

NOTE 24 - COMMITMENTS AND CONTINGENCIES:

LEASE COMMITMENTS

The Bank conducts its operations in leased premises under noncancellable operating leases. Rent expense for the six month period ended June 30, 1996 and the years ended December 31, 1995, 1994 and 1993 was $495,101, $774,912,
$567,891 and $267,754,  respectively.

Amortization of leased property (included within occupancy and equipment expenses) in 1995, 1994 and 1993 was $211,424, $196,457 and $148,596,
respectively.

Future rental commitments under the terms of operating noncancellable leases are summarized below:

                                                          At December 31,
                                     At June 30, 1996            1995
                                     ----------------            ----
         Year                         (Unaudited)
         ---

         1996                          $  500,047          $1,027,011
         1997                           1,089,920           1,088,470
         1998                           1,066,749           1,065,299
         1999                             984,954             983,505
         2000                             897,200             895,750
         Later years                    3,926,733           3,820,108
                                       ----------          ----------

                                       $8,465,603          $8,880,143
                                       ----------          ----------
                                       ----------          ----------

LITIGATION

The Bank is a defendant in legal proceedings arising from normal operating activities. Based on advice from its legal counsel, it is management's opinion that the outcome of these matters will not have a material adverse effect on the financial condition of the Bank.

NOTE 25 - FAIR VALUE OF FINANCIAL INSTRUMENTS:

SFAS No. 107, "Disclosures about fair values of Financial Instruments" requires entities to disclose information about the estimated fair values of their financial instruments. Most of the Bank's assets, liabilities and off-balance sheet products are considered financial instruments as defined by SFAS No. 107. The estimated fair values of the Bank's financial instruments as of December 31, 1995 and 1994 are as follows:



                                                           1995                           1994
                                          -------------------------------    ---------------------------
                                                              Estimated                       Estimated
                                               Carrying          Fair           Carrying         Fair
                                                Value            Value           Value           Value
                                                -----            -----           -----           -----
                                                    (In thousands)                   (In thousands)
FINANCIAL ASSETS
Cash and due from banks                       $ 18,097        $ 18,097        $ 11,810        $ 11,810
Securities purchased under agreements
 to resell                                      21,695          21,695          10,232          10,232
Time deposits                                   44,930          44,930          14,131          14,131
Federal Funds purchased                          5,011           5,011
Accrued interest receivable                      4,052           4,052           2,870           2,870
Investment securities                           47,056          46,061          88,182          82,831
Investment securities available for sale        59,447          61,008          11,684          13,300
Mortgage-backed securities held for trading      1,917           1,847           2,133           1,919
Loans                                          420,755                         304,501
  LESS: Allowance for loan losses               (3,510)                         (2,887)
                                              --------        --------        --------        --------

Loans, net of allowance                        417,245         434,696         301,614         294,303
Loans held for sale                              9,330           9,531          14,286          17,140
                                              --------        --------        --------        --------

  Total financial assets                      $628,780        $646,928        $456,942        $448,536
                                              --------        --------        --------        --------
                                              --------        --------        --------        --------

FINANCIAL LIABILITIES

Accrued interest payable                      $  1,275       $   1,275        $  1,165        $  1,165
Deposits:
  Non interest bearing demand                   52,998          52,998          35,556          35,556
  Savings and NOW accounts                     147,111         147,111         107,734         107,734
  Certificates of deposit                      316,802         321,609         235,693         233,686
Securities sold under agreements
 to repurchase                                  10,573          10,528          11,639          11,563
Advances from FHLB-NY                            6,007           6,051          13,568          13,681
Notes payable                                   51,000          54,108          23,600          23,338
Subordinated notes                               3,250           3,741           3,250           3,331
                                              --------        --------        --------        --------

     Total financial liabilities              $589,016        $597,421        $432,205        $430,054
                                              --------        --------        --------        --------
                                              --------        --------        --------        --------

Unrecognized financial instruments:
  Interest rate swap agreements -
   in a net receivable position*                   $14          $1,215             $10            $471


------------------------
* The amount shown under "carrying amount" represents net accrual arising from those unrecognized financial instruments.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

SHORT-TERM FINANCIAL INSTRUMENTS

Short-term financial instruments, which include cash and due from banks, securities purchased under agreements to resell, time deposits, accrued interest receivable and accrued interest payable, have been valued at their carrying amounts reflected in the Statement of Financial Condition as these are reasonable estimates of fair value given the relatively short period of time between origination of the instruments and their expected realization.

INVESTMENT SECURITIES

The fair value of investment securities is based on quoted market prices or dealer quotes, except for the investment in FHLB stock which is valued at its redemption value.

LOANS

The fair value for all loans has been estimated by discounting loans with similar financial characteristics. Loans were classified by type such as commercial, commercial real estate, residential mortgage, and consumer. These asset categories were further segmented into various maturity groups and by
accruing and non-accruing groups.   The fair value of accruing loans was
calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan. Recent prepayment experience, which is based on industry, was assumed to continue for mortgage loans. Other loans assume little or no prepayment.

Non-accruing loans were assumed to be repaid after one year. Presumably this would occur either because loan is repaid or collateral has been sold to satisfy the loan. The value of non-accruing loans was therefore discounted for one year at the going rate for new loans.

DEPOSITS

Under SFAS 107, the fair value of deposits with no stated maturity, such as non-interest bearing demand deposits, savings and NOW accounts, and money market and checking accounts, is equal to the amount payable on demand. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

ADVANCES FROM FHLB-NY, SUBORDINATED NOTES, SECURITIES SOLD UNDER
AGREEMENT TO REPURCHASE AND NOTES PAYABLE


The fair value of the advances from FHLB-NY, subordinated notes, securities sold under agreement to repurchase and notes payable was determined using discounted cash flow analysis over the remaining term of the obligations using market rates for similar instruments.

INTEREST RATE SWAP AGREEMENTS

The fair value of interest rate swap agreements was determined taking into account the current interest rates at December 31, 1995. This value represents the estimated amount the Bank would pay to terminate the contract or agreement taking into account current interest rates and, when appropriate, the current credit worthiness of the counterparties.

LIMITATIONS

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Bank's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Bank's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

In addition, the fair values presented do not attempt to estimate the value of the Bank many fee generating businesses and anticipated future business activities, that is, they do not represent the Bank's value as a going concern. Furthermore, the differences between the carrying amounts and the fair values presented may not be realized since, in the majority of cases, the Bank generally intends to hold these financial instruments to maturity and realize the recorded values.

Reasonable comparability of fair values among financial institutions is not likely due to the wide range of permitted valuation techniques and numerous estimates that must be made in the absence of secondary market prices. This lack of objective pricing standards introduces a greater degree of subjectivity to these derived or estimated fair values. Therefore, while disclosure of estimated fair values of financial instruments is required, readers are cautioned in using this data for purposes of evaluating the financial condition of the Bank.

NOTE 26 - SUBSEQUENT EVENT (UNAUDITED):

     On August 29, 1996 as a result of a review of its loan portfolio, management of the Bank became aware of certain potential loan losses related to the operation of its insurance premiums financing business and began an intensive investigation. The Bank believes that there were irregularities with respect to the origination and administration of a number of loans in contravention of established Bank policies by the former loan officer in charge of the department and has also notified the appropriate regulatory enforcement authorities. While the Bank's investigation is in its early stages, management is in the process of reviewing the collectibility of the loans in question and believes, based on information available to date, that its maximum loss exposure is $3.2 million, which does not take into consideration recovery efforts already initiated with existing obligors. While management presently is not able to estimate its actual loss exposure, management plans to continue to review its portfolio and to increase its reserve for loan losses during the third quarter. Furthermore, management believes that the claims which it will submit pursuant to its fidelity insurance policy will ultimately result in the recovery of a substantial portion of the amounts not recoverable from existing obligors.

                                                                         Annex I





                               (See Exhibit 2.0)

                                                                        Annex II





                               (See Exhibit 99.2)

                                                                       Annex III

                SECTION 15(d) OF THE PUERTO RICO BANKING LAW


   (d) If any stockholder not voting in favor of said merger or consolidation agreement records his opposition to such merger or consolidation at the time of the meeting, or within twenty days thereafter, and demands payment of his shares, and if such merger or consolidation is carried out, in such case said stockholder may, within sixty days after the merger or consolidation, upon written ten-day notice on said corporation, petition the Superior Court to appoint three appraisers to estimate and determine the value of his shares, and the court shall make such appointment. It shall also designate the date and place where the appraisers shall first meet and shall give them such instructions as to such procedure to be followed as the court may deem pertinent. The court shall also specify the date and manner in which the value of said shares shall be paid to the aforesaid stockholder. The appraisers shall meet on the date and at the place designated, and after taking oath, shall proceed to perform the duties imposed on them by the court and to estimate and determine the value of the aforesaid shares. They shall deliver a copy of their report to the corporation and another to the stockholder, if he demands it. All expenses incurred in determining the value of said shares shall be for account of the corporation. When the corporation has paid the value of the aforesaid shares, as the same may have been fixed by the appraisers, said shares shall be cancelled and the stockholder shall cease to be a stockholder of the corporation or to have any interest therein, and the corporation may dispose of such shares of stock for its own benefit. In case of emergency, when necessary for a better protection of the interests of the depositors and of the bank, if the merger or consolidation is approved by the votes of the stockholders of three-fourths of the shares, such merger or consolidation agreement having been submitted to the consideration of the Secretary of the Treasury and thereby approved, the stockholders who may not have agreed to said merger shall in all respects be subject to, and be bound by, such merger or consolidation. The Secretary of the Treasury shall, in these cases, certify that the merger was made on account of an emergency, and that, in his opinion, the same will be beneficial to the public interest. Should the Secretary of the Treasury disapprove the merger or consolidation agreement made by reasons of emergency, he shall, within the term of ninety days, serve notice of his determination by registered mail on the banks interested in the agreement. The finding of the Secretary disapproving a merger or consolidation agreement made for reasons of emergency shall be conclusive and not reviewable.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Article VI of the Registrant's Bylaws provide as follows:

     6.1  INDEMNIFICATION.

     (a) The Corporation shall indemnify, to the fullest extent authorized by the General Corporation Law of the Commonwealth of Puerto Rico, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director, officer, employee, or agent of the Corporation, or is or was serving at the written request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a matter he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, provided that the Corporation shall not be liable for any amounts which may be due to any person in connection with a settlement of any action, suit or proceeding effected without its prior written consent or any action, suit or proceeding initiated by any person seeking indemnification hereunder without its prior written consent. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal action or proceeding, that such person had reasonable cause to believe that his conduct was unlawful.

     (b) The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the Corporation, or is or was serving at the written request of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expense which such court shall deem proper.

     (c) To the extent that a director, officer, employee, or agent of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Section 6.1(a) or Section 6.1(b) of this Article VI, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

     (d)  Any indemnification under Section 6.1(a) or Section 6.1(b) of this
Article VI (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth therein.
Such determination shall be made (a) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (b) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (c) by the stockholders.

     (e) The Corporation shall not be liable for any amounts which may be due to any person in connection with a settlement of any action, suit or proceeding initiated by any person seeking indemnification under this Article VI without its prior written consent.

     6.2 ADVANCEMENT OF EXPENSES. Reasonable expenses (including attorneys' fees) incurred in defending a civil or criminal action, suit or proceeding described in Section 6.1 may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation as authorized in this Article VI.

     6.3 OTHER RIGHTS AND REMEDIES. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VI shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any statute, by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to actions in their official capacity and as to actions in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

     6.4 INSURANCE. By action of its Board of Directors, notwithstanding any interest of the directors in the action, the Corporation may purchase and maintain insurance, in such amounts as the Board of Directors deems appropriate, on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the written request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power or would be required to indemnify him against such liability under the provisions of this Article VI or of the General Corporation Law of the Commonwealth of Puerto Rico, or of the laws of any other State or political dependency of the United States or foreign country as may be applicable.

     6.5 MODIFICATION. The duties of the Corporation to indemnify and to advance expenses to a director, officer, employee or agent provided in this
Article VI shall be in the nature of a contract between the Corporation and each such person, and no amendment or repeal of any provision of this Article VI shall alter, to the detriment of such person, the right of such person to the advance of expenses or indemnification related to a claim based on an act or failure to act which took place prior to such amendment or repeal.

  An unofficial english translation of Article 4.08 of the General Corporation Law of 1996 of the Commonwealth of Puerto Rico provides:

     A. A corporation may indemnify any person who is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that said person was or is a director, officer employee, or agent of the corporation, or was or is serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnification may include expenses reasonably incurred, including attorneys' fees, awards or judgments, fines and amounts paid in settlement of such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any legal action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith or in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, that the person did not have reasonable cause to believe that his conduct was unlawful.

     B. A corporation may indemnify any person who is or was a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to protect the interests of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnification may include expenses reasonably incurred, including attorneys' fees, in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in, and not opposed to, the best interests of the corporation. No indemnification shall be made in respect of any claim, matter or issue as to which such person shall have been adjudged to be liable to the corporation unless, upon application therefor, the court in which such action or suit was brought shall determine that, despite the adjudication of liability and in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which such court shall deem proper, and only to the extent to which said court shall determine.

     C. To the extent that a director, officer, employee, or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections A and B or in defense of any claim, matter or issue related thereto, he shall be indemnified against expenses reasonably incurred by him (including attorneys' fees) by reason of such action, suit or proceeding.

     D. Any indemnification under subsections A and B (except that ordered by a court) shall be made by the corporation, only as authorized in the specific case, upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections A and B of this article. Such determination shall be made:

     1. by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, even if said directors constitute less than a quorum; or

     2. if there shall not be any such directors, or if such directors shall so determine by an independent legal counsel in a written opinion to such effect; or

     3.  by the stockholders.

     E. Prior to the final disposition of such action, suit or proceeding, the corporation may pay in advance expenses incurred by an officer or director defending a civil or criminal action, suit or proceeding. Upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to such indemnification by the corporation, as authorized in this Article. Such expenses incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems convenient.

     F. The indemnification and advancement of expenses provided by this Article shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement (of expenses) may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to actions in their official capacity and as to actions in another capacity while holding such office.

     G. Every corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this Article.

     H. For purposes of this Article, "the corporation" shall be deemed to include, in addition to the resulting corporations, any corporation which is a party to any consolidation or merger that is absorbed in a consolidation or merger which, if its separate legal existence had continued, would have had the power and authority to indemnify its directors, officers, and employees or agents. So that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer or employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate legal existence had continued.

     I. For purposes of this Article, the term "other enterprises" shall include employee benefit plans. The term "fines" shall include any taxes assessed on a person with respect to any benefit or employee plan. The term "serving at the request of the corporation" shall include any service as a director, officer, employee, or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee pension plan, its participants, or beneficiaries. A person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee pension plan shall further be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this Article.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     The exhibits and financial statement schedules filed as a part of this Registration Statement are as follows:

     (a)  List of Exhibits:

Exhibit No.                           Exhibit                           Location
-----------                           -------                           --------
   2.0       Amended and Restated Agreement and Plan of Merger by and
              between R&G Financial Corporation, R-G Premier Bank of
              Puerto Rico (the "Bank") and R-G Interim Premier Bank,
              dated as of September 27, 1996                                (1)

   3.1       Certificate of Incorporation of R&G Financial Corporation      (1)

   3.2       Certificate of Amendment to Certificate of Incorporation
              of R&G Financial Corporation                                  (1)

   3.3       Bylaws of R&G Financial Corporation                            (1)

   4.0       Form of Stock Certificate of R&G Financial Corporation         (1)

   5.0       Opinion of Elias, Matz, Tiernan & Herrick L.L.P. re:
              legality                                                     E-1

   8.0*      Ruling or opinion regarding certain Puerto Rico income
              tax consequences

  10.1       Master Purchase, Servicing and Collection Agreement
              between R&G Mortgage and the Bank dated February 16,
              1990, as amended on April 1, 1991, December 1, 1991,
              February 1, 1994 and July 1, 1994                             (1)

  10.2       Master Custodian Agreement between R&G Mortgage and the
              Bank dated February 16, 1990 and as further revised by
              the Ancillary Agreements Committee on December 14, 1990
              and approved by the Board of Directors of the Bank on
              December 21, 1990                                             (1)

  10.3       Master Production Agreement between R&G Mortgage and the
              Bank dated February 16, 1990, as amended on August 30,
              1991 and March 31, 1995                                       (1)

  10.4       Data Processing Computer Service Agreement between R&G
              Mortgage and R-G Premier Bank dated December 1, 1994          (1)

  10.5       Securitization Agreement by and between R&G Mortgage and
              the Bank, dated as of July 1, 1995                            (1)

  10.6       R&G Financial Corporation Stock Option Plan                    (1)

  23.1       Consent of Elias, Matz, Tiernan & Herrick L.L.P.
              (included in Exhibit 5.0)

  23.2       Consent of Price Waterhouse                                  E-2

  23.3       Consent of Friedman, Billings, Ramsey & Co., Inc.            E-3

  24.0       Power of Attorney (included in Signature Page of this
              Registration Statement)

  27.0       Financial Data Schedule                                        (1)

  99.1       Valuation Report on Minority Interest of Bank
              Stockholders, prepared by Friedman, Billings, Ramsey &
              Co., Inc., dated June 13, 1996.                               (1)

  99.2       Update to Valuation on Minority Interest of Bank
              Stockholders, prepared by Friedman, Billings, Ramsey &
              Co., Inc., dated September 27, 199                          E-4

------------------------
(1) Incorporated by reference to the Form S-1 Registration Statement (Reg. No. 333-06245), filed by R&G Financial Corporation with the Commission on June 18, 1996, as amended.
*   To be filed by amendment.

     (b)  FINANCIAL STATEMENT SCHEDULES

     No financial statement schedules are filed because the required information is not applicable or is included in the consolidated financial statements or related notes.

ITEM 22. UNDERTAKINGS

     (a)  The undersigned Registrant hereby undertakes as follows:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

               PROVIDED, HOWEVER, that paragraphs (a) (1) (i) and (a) (1) (ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     (b) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b) 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (c) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Juan, Commonwealth of Puerto Rico, on the 30th day of September 1996.


                                       R&G FINANCIAL CORPORATION



                                       By:  /s/ Victor J. Galan
                                            -----------------------------------
                                            Victor J. Galan
                                            Chairman of the Board and Chief
                                            Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. Each of the directors and/or officers of R&G Financial Corporation whose signature appears below hereby appoints Victor J. Galan, as his attorney-in-fact to sign in his name and behalf, in any and all capacities stated below and to file with the Securities and Exchange Commission any and all amendments, including post-effective amendments, to this Registration Statement on Form S-4, making such changes in the Registration Statement as appropriate, and generally to do all such things in their behalf in their capacities as directors and/or officers to enable R&G Financial Corporation to comply with the provisions of the Securities Act of 1933, and all requirements of the Securities and Exchange Commission.


        Name                                Title                                Date
        ----                                -----                                ----
/s/ Victor J. Galan               Chairman of the Board and                 September 30, 1996
---------------------------       Chief Executive Officer
Victor J. Galan                   (principal executive officer)


/s/ Ana M. Armendariz             Director, Controller and Treasurer        September 30, 1996
---------------------------       (principal accounting officer)
Ana M. Armendariz

/s/ Ramon Prats                   Executive Vice President and Director     September 30, 1996
---------------------------
Ramon Prats

                                      II-8

/s/ Enrique Umpierre-Suarez       Director and Secretary                    September 30, 1996
---------------------------
Enrique Umpierre-Suarez


/s/ Victor L. Galan Fundora       Director                                  September 30, 1996
---------------------------
Victor L. Galan Fundora


/s/ Juan J. Diaz                  Director                                  September 30, 1996
---------------------------
Juan J. Diaz


/s/ Pedro Ramirez                 Director                                  September 30, 1996
---------------------------
Pedro Ramirez


/s/ Laureno Carus Abarca              Director                                  September 30, 1996
---------------------------
Laureno Carus Abarca


/s/ Eduardo McCormack             Director                                  September 30, 1996
---------------------------
Eduardo McCormack


/s/ Gilberto Rivera-Arreaga       Director                                  September 30, 1996
---------------------------
Gilberto Rivera-Arreaga


/s/ Benigno R. Fernandez          Director                                  September 30, 1996
---------------------------
Benigno R. Fernandez

                                  EXHIBIT INDEX


Exhibit No.                           Exhibit                           Location
-----------                           -------                           --------
   2.0       Amended and Restated Agreement and Plan of Merger by and
              between R&G Financial Corporation, R-G Premier Bank of
              Puerto Rico (the "Bank") and R-G Interim Premier Bank,
              dated as of September 27, 1996                                (1)

   3.1       Certificate of Incorporation of R&G Financial Corporation      (1)

   3.2       Certificate of Amendment to Certificate of Incorporation
              of R&G Financial Corporation                                  (1)

   3.3       Bylaws of R&G Financial Corporation                            (1)

   4.0       Form of Stock Certificate of R&G Financial Corporation         (1)

   5.0       Opinion of Elias, Matz, Tiernan & Herrick L.L.P. re:
              legality                                                     E-1

   8.0*      Ruling or opinion regarding certain Puerto Rico income
              tax consequences

  10.1       Master Purchase, Servicing and Collection Agreement
              between R&G Mortgage and the Bank dated February 16,
              1990, as amended on April 1, 1991, December 1, 1991,
              February 1, 1994 and July 1, 1994                             (1)

  10.2       Master Custodian Agreement between R&G Mortgage and the
              Bank dated February 16, 1990 and as further revised by
              the Ancillary Agreements Committee on December 14, 1990
              and approved by the Board of Directors of the Bank on
              December 21, 1990                                             (1)

  10.3       Master Production Agreement between R&G Mortgage and the
              Bank dated February 16, 1990, as amended on August 30,
              1991 and March 31, 1995                                       (1)

  10.4       Data Processing Computer Service Agreement between R&G
              Mortgage and R-G Premier Bank dated December 1, 1994          (1)

  10.5       Securitization Agreement by and between R&G Mortgage and
              the Bank, dated as of July 1, 1995                            (1)

  10.6       R&G Financial Corporation Stock Option Plan                    (1)

  23.1       Consent of Elias, Matz, Tiernan & Herrick L.L.P.
              (included in Exhibit 5.0)

  23.2       Consent of Price Waterhouse                                  E-2

  23.3       Consent of Friedman, Billings, Ramsey & Co., Inc.            E-3

  24.0       Power of Attorney (included in Signature Page of this
              Registration Statement)

  27.0       Financial Data Schedule                                        (1)

  99.1       Valuation Report on Minority Interest of Bank
              Stockholders, prepared by Friedman, Billings, Ramsey &
              Co., Inc., dated June 13, 1996.                               (1)

  99.2       Update to Valuation on Minority Interest of Bank
              Stockholders, prepared by Friedman, Billings, Ramsey &
              Co., Inc., dated September 27, 1996                         E-4

------------------------
(1) Incorporated by reference to the Form S-1 Registration Statement (Reg. No. 333-06245), filed by R&G Financial Corporation with the Commission on June 18, 1996, as amended.
*   To be filed by amendment.

                                      II-10